HellerEhrman

January 3, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

08000168

SEC
Mail Processing
Section

22105.0001.52

JAN - 7 2008

Washington, DC
102

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding the Acquisition of Further Interest in Nantong Port Group Limited, dated Decemeber 17, 2007;

(2) The Company's announcement regarding Notice of Special General Meeting, dated December 17, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(3) The Company's 2008 Interim Report, dated December 14, 2007;

BEST AVAILABLE COPY

Dlw 1/14

(4) The Company's announcement regarding 2008 Interim Results, dated December 14, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(5) The Company's announcement regarding Date of Board Meeting, dated December 4, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day;

(6) The Company's announcement regarding the Change of Company Secretary, Authorised Representative and Agent for Service of Process in Hong Kong, dated December 3, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day; and

(7) The Company's announcement regarding the Acquisition of Further Interest in Nantong Port Group Limited, dated November 23, 2007, published (in both English and Chinese language) on the websites of The Stock Exchange of Hong Kong Limited and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of PYI Corporation Limited (the "Company") will be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 4 January 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following resolution (with or without modifications) as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the proposed acquisition ("Proposed Acquisition") of the 12.32% equity interest ("Relevant Interest") in 南通港口集團有限公司(Nantong Port Group Limited) currently held by 國投交通公司 (SDIC Communications Co.) at a maximum consideration of Renminbi 1 billion (equivalent to approximately HK$1.03 billion) ("Cap Amount"), or any portion of the Relevant Interest at a maximum consideration of a prorated amount of the Cap Amount, be and is hereby approved and that the board of directors of the Company be and is hereby authorised to do such acts and execute such documents as it may consider necessary, desirable or expedient to carry out or give effect to the Proposed Acquisition, provided that the aforesaid approval and authority shall lapse on the expiration of 12 months from the date of the passing of this resolution unless the Proposed Acquisition is effected (but not necessarily completed) within the said 12 months period."

By order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 17 December 2007

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

As at the date hereof, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, vote in his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the special general meeting is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (if any).

保 華 集 團 有 限 公 司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）

（股份代號：498）

股東特別大會通告

茲通告保華集團有限公司(「本公司」)訂於二零零八年一月四日(星期五)上午十時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東特別大會，藉以考慮及酌情通過下列決議案(不論有否修訂)為普通決議案：

普通決議案

「**動議**批准建議收購國投交通公司現時持有之南通港口集團有限公司12.32%權益(「有關權益」)(「建議收購事項」)，最高代價為人民幣10億元(相等於約10.3億港元)(「上限金額」)，或建議收購有關權益之任何部分，最高代價為上限金額按比例計算之金額，並授權本公司董事局在其可能認為就進行建議收購事項或使其生效而言屬必要、適當或權宜之情況下，作出有關行為及簽立有關文件，惟除非建議收購事項於本決議案通過日期起計十二個月期間內生效(惟毋須完成)，否則上述批准及授權將於上述十二個月期間屆滿時失效。」

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，二零零七年十二月十七日

* 僅供識別

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

於本通告日期，董事局成員如下：

周明權博士 *OBE, JP*	:	主席(獨立非執行董事)
劉高原先生	:	副主席兼董事總經理
陳國強博士	:	非執行董事
郭少強先生	:	獨立非執行董事
陳樹堅先生	:	獨立非執行董事
梁寶榮先生 *GBS, JP*	:	獨立非執行董事
李昌安先生	:	獨立非執行董事

附註：

1. 凡有權出席以上通告召開之大會及於會上投票之股東均有權委任一位或以上之代表代其出席大會及遵照本公司之公司細則之規定而代其投票。受委代表毋須為本公司之股東。

2. 茲隨附股東特別大會之代表委任表格。代表委任表格須按照表格列印之指示將其填妥及簽署，並連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會(如有)指定召開時間48小時前送交本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

2008 INTERIM RESULTS

(Financial figures in this announcement are expressed in Hong Kong dollars ("$") unless the context requires otherwise)

HIGHLIGHTS

	2007	Change
• Turnover	$2,548 million	+49%
• Profit attributable to shareholders	$312 million	+34%
• EPS – Basic	20.9 cents	+31%
• Interim DPS	1.5 cents	–
• NAV/S	$2.09	+20%

RESULTS

The board of directors (the "Board") of PYI Corporation Limited ("PYI" or the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2007, together with the comparative figures for the corresponding period in 2006. The consolidated income statement and consolidated cash flow statement of the Group for the six months ended 30 September 2007 and the consolidated balance sheet as at 30 September 2007 of the Group, all of which are unaudited and condensed, along with selected explanatory notes have been reviewed by the Company's audit committee and external auditors.

Condensed Consolidated Income Statement

For the six months ended 30 September 2007

	Notes	**Unaudited Six months ended 30 September 2007** *$'000*	2006 *$'000*
Turnover	3	**2,547,675**	1,705,969
Cost of sales		**(2,378,348)**	(1,584,729)
Gross profit		**169,327**	121,240
Other income	4	**45,742**	84,917
Administrative expenses		**(135,763)**	(109,309)
Distribution costs		**(22,199)**	–
Other expenses		**(4,890)**	(19,566)
Finance costs		**(23,630)**	(7,254)
Gain on disposal of interest in an associate		**3,459**	5,067
Gain from fair value adjustments in respect of investment properties	9	**628,449**	–
Share of results of associates		**35,341**	178,443
Share of results of jointly controlled entities		**28**	(1)
Profit before taxation	5	**695,864**	253,537
Taxation	6	**(268,827)**	(3,194)
Profit for the period		**427,037**	250,343
Attributable to:			
Equity holders of the Company		**312,160**	231,631
Minority interests		**114,877**	18,712
		427,037	250,343
Distribution	7	**22,467**	347,599
		cents	*cents*
Earnings per share	8		
Basic		**20.9**	16.0
Diluted		**20.5**	15.8

Condensed Consolidated Balance Sheet
At 30 September 2007

	Notes	**Unaudited 30.9.2007 *$'000***	Audited 31.3.2007 *$'000*
NON-CURRENT ASSETS			
Investment properties	9	**1,007,000**	—
Property, plant and equipment	10	**654,546**	528,203
Project under development	11	**2,691,738**	2,411,680
Properties under development		**87,313**	44,458
Prepaid lease payments		**68,103**	67,968
Goodwill		**63,823**	61,646
Other intangible assets		**56,173**	55,775
Interests in associates	12	**668,189**	710,234
Interests in jointly controlled entities		**1,956**	1,928
Available-for-sale investments		**332**	1,312
Loans receivable – due after one year		**31,581**	30,956
Deferred consideration receivable		**6,696**	6,597
		5,337,450	3,920,757
CURRENT ASSETS			
Properties under development		**107,707**	82,732
Prepaid lease payments		**1,793**	1,766
Inventories		**27,871**	23,425
Loans receivable – due within one year		**213,081**	181,508
Amounts due from related companies		**172,416**	150,099
Amounts due from associates		**44,142**	187,314
Amounts due from customers for contract works		**250,745**	223,637
Debtors, deposits and prepayments	13	**1,972,174**	1,910,690
Conversion option embedded in loan receivable		**1,427**	1,427
Investments held for trading		**75,724**	155,783
Derivative financial instruments		**20,661**	—
Taxation recoverable		**3,380**	2,942
Pledged bank deposits		**41,355**	42,601
Short term bank deposits		**393,921**	441,769
Bank balances and cash		**285,231**	294,997
		3,611,628	3,700,690
CURRENT LIABILITIES			
Amounts due to customers for contract works		**808,500**	1,038,548
Creditors and accrued expenses	14	**1,516,430**	1,157,990
Amounts due to related companies		**1,931**	—
Amounts due to associates		**26,207**	17,429
Amounts due to minority shareholders		**1,041**	4,071
Dividend payable		**22,467**	—
Taxation payable		**68,348**	61,286
Bank and other borrowings – due within one year		**907,498**	597,386
		3,352,422	2,876,710
NET CURRENT ASSETS		**259,206**	823,980
TOTAL ASSETS LESS CURRENT LIABILITIES		**5,596,656**	4,744,737

	Notes	Unaudited 30.9.2007 $'000	Audited 31.3.2007 $'000
NON-CURRENT LIABILITIES			
Bank and other borrowings – due after one year		**460,261**	426,751
Convertible notes payable	15	**116,557**	—
Deferred consideration payable		—	121,213
Deferred tax liabilities		**1,231,922**	947,924
		1,808,740	1,495,888
		3,787,916	3,248,849
CAPITAL AND RESERVES			
Share capital	16	**149,784**	149,171
Reserves		**2,985,843**	2,622,681
Equity attributable to equity holders of the Company		**3,135,627**	2,771,852
Share-based payment reserve of a subsidiary		**3,274**	981
Minority interests		**649,015**	476,016
TOTAL EQUITY		**3,787,916**	3,248,849

The Condensed Consolidated Cash Flow Statement is as follows:

	Unaudited Six months ended 30 September 2007 $'000	2006 $'000 (restated)
Net cash (used in) from operating activities	**(25,891)**	266,994
Net cash used in investing activities	**(394,182)**	(511,889)
Net cash from financing activities	**375,339**	230,873
Net decrease in cash and cash equivalents	**(44,734)**	(14,022)
Effect of foreign exchange rate changes	**2,769**	4,282
Cash and cash equivalents brought forward	**716,334**	666,038
Cash and cash equivalents carried forward	**674,369**	656,298
Analysis of the balances of cash and cash equivalents		
Short term bank deposits	**393,921**	277,364
Bank balances and cash	**285,231**	379,138
Bank overdrafts	**(4,783)**	(204)
	674,369	656,298

Notes:

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments and investment properties which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2007. Details of the accounting policies of investment properties and convertible notes payable are set out in notes 9 and 15 respectively.

In the current interim period, the Group has applied, for the first time, certain new standard, amendment and interpretations ("new HKFRSs") issued by HKICPA, which are effective for the Group's financial year beginning 1 April 2007. The adoption of the new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) - INT 12	Service Concession Arrangements[2]
HK(IFRIC) - INT 13	Customer Loyalty Programmes[3]
HK(IFRIC) - INT 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 January 2008
[3] Effective for annual periods beginning on or after 1 July 2008

3. SEGMENTAL INFORMATION

For management purposes, the Group's operations are currently organised into six operating divisions, namely management contracting, property development management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

During the six months ended 30 September 2006, the Group's operations were organised into six segments, namely management contracting, project management, facilities management, port and infrastructure development, treasury investment and property investment. During the period, management has reorganised the operating segments by grouping the project management and facilities management segments into the property development management segment. Comparative segment information has been restated accordingly.

Business segment information for the six months ended 30 September 2007 is presented below:

	Management contracting $'000	Property development management $'000	Port and infrastructure development and logistics $'000	LPG distribution $'000	Treasury investment $'000	Property investment $'000	Eliminations $'000	Consolidated $'000
TURNOVER								
External sales	2,187,617	26,181	31,425	154,156	148,296	–	–	2,547,675
Inter-segment sales	–	2,751	1,194	–	–	–	(3,945)	–
	2,187,617	28,932	32,619	154,156	148,296	–	(3,945)	2,547,675
RESULTS								
Segment results	44,255	4,546	(6,668)	(3,095)	36,031	712	–	75,781
Unallocated expenses								(61,180)
Interest income								27,285
Finance costs								(23,630)
Increase in fair value of derivative financial instruments	–	–	–	–	–	10,331	–	10,331
Gain from fair value adjustments in respect of investment properties	–	–	–	–	–	628,449	–	628,449
Gain on disposal of interest in an associate	3,459	–	–	–	–	–	–	3,459
Share of results of associates	20	83	19,139	–	–	16,099	–	35,341
Share of results of jointly controlled entities	28	–	–	–	–	–	–	28
Profit before taxation								695,864
Taxation								(268,827)
Profit for the period								427,037

Business segment information for the six months ended 30 September 2006 is presented below:

	Management contracting $'000	Property development management $'000	Port and Infrastructure development $'000	Treasury Investment $'000	Property Investment $'000	Eliminations $'000	Consolidated $'000
TURNOVER							
External sales	1,558,423	11,313	–	134,421	1,812	–	1,705,969
Inter-segment sales	–	4,086	–	–	–	(4,086)	–
	1,558,423	15,399	–	134,421	1,812	(4,086)	1,705,969
RESULTS							
Segment results	31,329	1,716	–	75,084	360	–	108,489
Unallocated expenses							(53,868)
Interest income							22,661
Finance costs							(7,254)
Gain on disposal of interest in an associate	–	–	–	5,067	–	–	5,067
Share of results of associates	1,139	–	145,023	–	32,281	–	178,443
Share of results of jointly controlled entities	(1)	–	–	–	–	–	(1)
Profit before taxation							253,537
Taxation							(3,194)
Profit for the period							250,343

Inter-segment sales are charged at market price or, where no market price is available, at terms determined and agreed by both parties.

4. OTHER INCOME

The following items are included in other income:

	Six months ended 30 September 2007 $'000	2006 $'000
Interest income	**27,285**	22,661
Increase in fair value of derivative financial instruments	**10,331**	–

5. PROFIT BEFORE TAXATION

	Six months ended 30 September 2007 $'000	2006 $'000
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of intangible assets	**690**	–
Cost of construction works recognised as an expense	**2,109,799**	1,488,993
Cost of inventories recognised as an expense	**144,889**	–
Depreciation of property, plant and equipment		
Amount provided for the period	**35,435**	5,508
Less: Amount capitalised in respect of contracts in progress	**(949)**	(677)
Amount capitalised in respect of project under development	**(826)**	(786)
Amount capitalised in respect of properties under development	**(160)**	(10)
	33,500	4,035
Impairment loss on an available-for-sale investment	**1,389**	–
Impairment loss on debtors	**10,100**	18,000
Increase in fair value of listed investments held for trading	**(5,065)**	(29,119)
Release of prepaid lease payments	**20,786**	17,759
Less: Amount capitalised in respect of project under development	**(18,939)**	(17,162)
Less: Amount capitalised in respect of properties under development	**(950)**	(310)
	897	287
Share of taxation of associates (included in share of results of associates)	**(49)**	7,283

6. TAXATION

	Six months ended 30 September 2007 $'000	2006 $'000
The charge for the period comprises:		
Taxation outside Hong Kong	**6,370**	3,194
Deferred taxation	**262,457**	–
Taxation attributable to the Company and its subsidiaries	**268,827**	3,194

Taxation outside Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

7. DISTRIBUTION

	Six months ended 30 September 2007 $'000	2006 $'000
Dividends recognised as distributions to equity holders of the Company during the current period:		
Final dividend declared for the year ended 31 March 2007 – 1.5 cents (2006: 1.5 cents for year ended 31 March 2006) per share	**22,467**	21,939
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited in 2006: 22.2 cents per share	–	325,660
	22,467	347,599
Dividends proposed:		
Interim dividend proposed for the current period – 1.5 cents (2006: 1.5 cents) per share	**22,585**	22,069

The amount of the interim dividend proposed for the six months ended 30 September 2007, which will be in the form of scrip with a cash option, has been calculated by reference to the 1,505,654,673 issued shares as at the date of this announcement.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended 30 September 2007 $'000	2006 $'000
Earnings attributable to equity holders of the Company for the purposes of basic earnings per share	**312,160**	231,631
Effect of dilutive potential ordinary shares:		
Interest on convertible notes	**3,518**	–
Earnings attributable to equity holders of the Company for the purposes of diluted earnings per share	**315,678**	231,631

	2007 Number of shares	2006 Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,492,852,828**	1,448,234,817
Effect of dilutive potential ordinary shares:		
Share options	**19,822,690**	18,192,825
Convertible notes	**25,216,275**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,537,891,793**	1,466,427,642

9. INVESTMENT PROPERTIES

During the period, the Group completed the reclamation of certain sea area and obtained the certificate of completion of land reclamation (the "Formed Land") in respect of certain land area in Jiangsu Province in the People's Republic of China (the "PRC"). Such Formed Land, the future use of which is currently undetermined, has been recognised as investment properties upon the obtaining of the relevant certificate. The relevant costs, which include the cost of sea use rights, development expenditure, borrowing costs capitalised and other directly attributable expenses amounting to a total of $378,551,000, have been reclassified from project under development.

The fair value of the Group's investment properties as at 30 September 2007 has been arrived at on the basis of a valuation carried out as at that date by Greater China Appraisal Limited, an independent qualified professional valuer not connected with the Group. In valuing the fair value of the investment properties, the comparison method is adopted where comparison based on prices information on comparable property is made. Comparable properties of similar size, character and location are analysed in order to arrive at a fair comparison of capital values. The gain from fair value adjustment amounted to $628,449,000 had been recognised in the profit or loss during the current period.

Accounting policy on investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenses. Subsequent to initial recognition, investment properties are measured using the fair value model.

Gain arising from change in the fair value of investment property is included in profit for the period in which they arise.

The investment properties are derecognised upon disposal or when the investment properties are permanently withdrawn from use or no future economic benefits are expected from their disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Deferred tax consequences in respect of the revalued investment properties are assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the carrying amounts of the property at each balance sheet date. For Formed Land held for undetermined future use located in the PRC, management of the Company, for the purpose of deferred tax calculation, has made a best estimate that half of the Formed Land will be realised through sale in the long term. The relevant temporary difference between the tax base of the revalued investment properties and their carrying amounts therefore would be subject to PRC Land Appreciation Tax.

10. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, the additions of the Group's property, plant and equipment amounted to approximately $152,303,000 (2006: $463,507,000), which mainly represented the port facilities transferred from project under development. The port facilities are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost of items of port facilities over their estimated useful lives ranged from 5 years to 49 years and after taking into account of their estimated residual value, using the straight-line method.

For the prior period, assets acquired were mainly related to liquid bulk logistics business located in Wuhan, the PRC, through the acquisition of business.

11. PROJECT UNDER DEVELOPMENT

	30.9.2007	31.3.2007
	$'000	*$'000*
Sea use rights	**1,537,182**	1,747,484
Development costs	**1,154,556**	664,196
	2,691,738	2,411,680

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain area of the sea. According to the sea area use certificates, the sea use rights are granted for a term of not less than 50 years commencing 2004.

12. INTERESTS IN ASSOCIATES

	30.9.2007	31.3.2007
	$'000	*$'000*
Cost of unlisted investments in associates, less impairment (Note)	**503,716**	503,716
Share of post-acquisition results, net of dividends received	**164,473**	206,518
	668,189	710,234

Note:

As at 30 September 2007, the unlisted investment includes the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a sino-foreign joint venture enterprise registered in the PRC. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC.

Subsequent to the balance sheet date, the Group announced its intention to acquire a further 12.32% equity interest in Nantong Port Group. The interest will be acquired through a public tender and bidding process in the PRC. A special general meeting will be convened to poll for the grant of a mandate by the Company's shareholders to proceed with the acquisition. Details of the above are set out in the Company's announcement dated 2 November 2007.

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for management contracting segment and LPG distribution segment are negotiated at terms determined and agreed with its customers. Credit terms of property leasing business are governed by the rental agreements. The credit terms granted by the Group normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of about $752,697,000 (31.3.2007: $1,003,440,000) and their aged analysis is as follows:

	30.9.2007 *$'000*	31.3.2007 *$'000*
Within 90 days	**675,958**	935,095
More than 90 days and within 180 days	**5,967**	19,346
More than 180 days	**70,772**	48,999
	752,697	1,003,440

14. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately $220,500,000 (31.3.2007: $351,026,000) and their aged analysis is as follows:

	30.9.2007 *$'000*	31.3.2007 *$'000*
Within 90 days	**202,088**	329,211
More than 90 days and within 180 days	**4,090**	8,230
More than 180 days	**14,322**	13,585
	220,500	351,026

15. CONVERTIBLE NOTES PAYABLE

During the period, the Company issued zero coupon convertible notes with an aggregate face value of $121,521,000 for settlement of the consideration for the LPG assets acquired during the year ended 31 March 2007. The convertible notes are denominated in Hong Kong dollars. The notes entitled the holders to convert them into ordinary shares of the Company at any time between 15th day after the date of issue of the notes and 15 days prior to their respective maturity dates on 18 April 2010 and 31 May 2010 at a conversion price of $4.25 per share subject to adjustment in accordance with the agreement. If the notes are not converted, they will be redeemed on maturity date at 114.167% of the principal amount of the notes outstanding. The Company may at any time and from time to time purchase the convertible notes at any price as agreed between the Company and the noteholder. The effective interest rate of the liability component of notes issued on 19 April 2007 and 1 June 2007 are 7.02% and 7.58%, respectively.

Accounting policy of the convertible notes payable

Convertible notes payable issued by the Company that contain both liability and equity components are classified separately into respective liability and equity components on initial recognition. Conversion option will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes payable and the fair value assigned to the liability component, representing the conversion option for the holder to convert the notes into equity, is included in convertible notes reserve.

In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes reserve until the option is exercised in which case the balance stated in convertible notes reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible notes reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible notes payable are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible notes payable using the effective interest method.

The movement of the liability component of the convertible notes for the period is set out below:

	30.9.2007 *$'000*
Issued during the period	**113,039**
Interest charge	**3,518**
Carrying amount at the end of the period	**116,557**

16. SHARE CAPITAL

	Number of shares	Value $'000
Ordinary shares of $0.10 each:		
Authorised:		
At 1 April 2007 and 30 September 2007	**3,000,000,000**	**300,000**
Issued and fully paid:		
At 1 April 2007	**1,491,713,407**	**149,171**
Issue of shares under share option scheme	**7,960,000**	**796**
Shares repurchased	**(1,834,000)**	**(183)**
At 30 September 2007	**1,497,839,407**	**149,784**

During the period, the Company granted 29,650,000 share options to the directors, employees and certain other eligible persons at an exercise price ranging from $3.50 to $4.50. The fair value of the share options granted during the period is about $8,707,000. The share options granted are subject to vesting conditions from zero to two years with or without certain performance conditions.

INTERIM DIVIDEND

The Board has resolved to pay an interim dividend of 1.5 cents per share for the six months ended 30 September 2007 (2006: 1.5 cents per share) to shareholders whose names appear on the register of members of PYI as at the close of business on 18 January 2008. The interim dividend is expected to be paid to shareholders by post on or around 22 February 2008.

The interim dividend will be paid in the form of scrip, with an option to elect cash in respect of all or part of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the PYI shares for the three consecutive trading days ending 18 January 2008 less a discount of five per cent to such average price. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the new shares to be issued.

CLOSURE OF THE REGISTER OF MEMBERS

The register of members of PYI will be closed during the period from 16 January 2008 to 18 January 2008, both dates inclusive, during which period no transfer of share(s) of PYI will be effected. In order to qualify for the interim dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 15 January 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL PERFORMANCE AND POSITION

For the six months period under review, the Group recorded a consolidated turnover of about $2,548 million (2006: $1,706 million), representing an increase of about 49% when compared with that of last corresponding period. The increase was mainly attributable to the increase in the Group's business in management contracting.

The Group's gross profit increased by 40% to about $169 million (2006: $121 million) as compared with the corresponding period last year. Such gross profit represented a gross margin of 7% (2006: 7%) of the consolidated turnover. Profit before taxation of about $696 million was achieved as compared with about $254 million for the corresponding period last year. The Group's profit before taxation was composed of:

(i) net gain of about $49 million in management contracting and property development management businesses (2006: $33 million);
(ii) net loss of about $7 million in port and infrastructure development and logistics business (2006: Nil);
(iii) net loss of about $3 million in LPG distribution (2006: Nil);
(iv) net gain of about $36 million in treasury investment (2006: $75 million);
(v) net gain of about $1 million in property investment (2006: $1 million);
(vi) interest income and other income of about $37 million (2006: $23 million);
(vii) gain on disposal of interests in associates of about $4 million (2006: 5 million);
(viii) increase in fair value of investment properties of about $628 million (2006: Nil);
(ix) net gain of about $35 million (2006: $178 million) from associates and jointly controlled entities;
(x) net corporate and other expenses of about $61 million (2006: $54 million), of which $12 million (2006: $12 million) was attributed to share-based payment expense for share options granted; and
(xi) finance costs of about $23 million (2006: $7 million).

Net profit for the period attributable to the shareholders of PYI was about $312 million (2006: $232 million) and basic earnings per share was 20.9 cents (2006: 16.0 cents). Such improvement was mainly due to the net gain in fair value appreciation of about $365 million (comprising an increase in fair value of $628 million net of deferred tax charge of $263 million) on a parcel of 4.16 km^2 of formed and serviced land located in Yangkou Port that was reclassified as investment properties.

When compared with the Group's financial position as at 31 March 2007, total assets increased by 17% to about $8,949 million (31.3.2007: $7,621 million) and net current assets decreased by 69% to about $259 million (31.3.2007: $824 million). These changes were mainly attributable to the Group's further capital injection into developing projects of the port and infrastructure business. Consequently, current assets decreased from 1.3 times to 1.1 times of current liabilities. After accounting for the net profit of about $312 million net of dividends declared of about $22 million, equity attributable to shareholders of PYI increased by 13% to about $3,136 million, representing $2.09 per share as at 30 September 2007 (31.3.2007: $1.86 per share).

Net cash outflow from operating activities and investing activities were about $420 million, and net cash inflow from financing activities was about $375 million, resulting in a net decrease in available cash and cash equivalents of about $45 million for the period under review.

REVIEW OF OPERATIONS

Port and Infrastructure Development and Logistics

PYI has succeeded in expanding its scope of operations to the middle and upper reaches of the Yangtze River, and has in the process further consolidated its Yangtze Strategy.

Yangkou Port

The 1.4 km^2 man-made island was partially completed with 0.3 km^2 of land handed over to PetroChina in November 2007 for the building of its LNG facility. The surplus arising from this handover will be recognised in the second half of this year. The entire man-made island is scheduled for completion at the end of 2008. The construction of the Yellow Sea Crossing was also well under way during the period, and is scheduled for opening to traffic by the end of 2008.

Other plans related to the development of Yangkou Port also made good headway in the same period. The master plan for Yangkou Port passed assessment of the Transport Authorities and experts. Official approval was obtained from Customs Authorities for the formal incorporation of the development of Yangkou Port into the open port development plan under the 11th Five-Year Plan.

With the planning for land use taking shape, the period under review saw the successful reclamation of about 10 km^2 of harbour-front land for industrial use and the commencement of preliminary work for reclamation of Phases 2 and 3 for additional land of about 20 km^2. These two phases are scheduled for completion by the end of 2008. In addition, about 4.16 km^2 of our land bank, having reached the formed and serviced stage, obtained the certificate of completion of land reclamation. This parcel of formed and serviced land has been reclassified as investment properties and revalued and recognised at fair value. As at 30 September 2007, fair value of the 4.16 km^2 formed and serviced land was about $1 billion and a revaluation gain of $628 million net of relevant deferred tax charge of $263 million was recognised in the income statement.

During the six months period ended 30 September 2007, rental income on port facilities of RMB30 million was recorded which was derived from the rental agreement entered into between Rudong Government and our Yangkou Port subsidiary for non-exclusive access right of temporary bridge and land-side causeway of Yangkou Port for 2007 and 2008.

Associated highways, railway, canal and utility connections are being developed by others. With the materialization of all the above facilities and plans, Yangkou Port is poised to become a major deep-sea hub port in Eastern China specializing in raw materials, coal, petroleum and chemicals storage and transshipment as well as a large scale petrochemical industrial and logistic zone.

In July, our 75% owned Jiangsu YangKou Port Development & Investment Co., Ltd. successfully closed a 7-year syndicated project loan facility of RMB960 million with eight domestic banks led by the Industrial and Commercial Bank of China in Nanjing. The successful closure of the syndicated financing not only testified the commercial viability of the project but also cast a vote of confidence in the future prospects of Yangkou Port.

Nantong Port

Nantong Port contributed about $20 million (2006: Nil) to the Group's net profit for the period under review. It recorded a net profit of about $68 million (2006: $39 million) for the nine months ended 30 September 2007. Improvement in profitability was due to revenue growth as well as successful cost control measures. This improvement trend is expected to continue in the second half of this year.

Nantong Port recorded a total cargo throughput of 44 million tonnes in 2006, with an increase of 13% year-on-year. The growth momentum was maintained for the first six months of 2007, with total throughput increased by a further 39% to reach 28 million tonnes. Annual cargo throughput for this year is expected to exceed 50 million tonnes.

The Langshan Phase 3 iron ore terminal also went into commercial operation to become the most modernized trans-shipment hub terminal with the highest throughput capacity on the Yangtze River. Modernization and upgrading programs are underway in other terminals with a view to increase capacity and enhance profitability.

Other Ports

In July 2007, the Group signed a memorandum of understanding with Chongqing Port Logistics Group Limited to jointly develop bulk cargo port and logistics business in Chongqing. Both parties will cooperate in financing the Hongxigou bulk cargo terminals of Chongqing Port Logistics Group. A new logistics park will be developed in Chongqing to cope with future demand growth in Western China. The central port district in Chaotianmen will also be redeveloped into a tourist and commercial centre of Chongqing.

A memorandum of understanding was also signed with Yichang Port Group Limited in Hubei in June 2007 to set up a joint venture for the development and operation of bulk cargo and container terminals. Integrated logistics businesses will also be fostered in Yichang, a trans-shipment hub located near the Three Gorges Dam. The first expansion project will be Yunchi Terminal, an integrated port with an annual throughput capacity of 10 million tonnes.

Engineering Business – Paul Y. Engineering

Paul Y. Engineering and its subsidiaries (the "Paul Y. Engineering Group") achieved turnover of $2,214 million during the period under review, up 41% compared with the same period last year (2006: $1,571 million). It contributed about $49 million (2006: $33 million) to the Group's operating profit during the period and declared an interim dividend of 3.5 cents per share, or a pay-out ratio of 48%.

During the period under review, Paul Y. Engineering Group secured new contracts totalling $484 million in aggregate value, representing three times of those secured during the same period last year. Subsequent to the period under review, the engineering business secured additional contracts worth $678 million.

Through a full range of engineering and property-related services and operations, and increased investments in property development, the Paul Y. Engineering Group aims at enhancing its service capabilities, expanding its client base and revenue sources to maximize profitability. With a wealth of technical expertise and resources at its disposal, Paul Y. Engineering Group makes a solid partner for PYI to capture future benefits from port related property development.

LPG Distribution
The LPG distribution business, acquired by the Group in September 2006, recorded a slight operating loss of about $3 million (2006: Nil) for the period under review due to suppressed domestic oil price, which has recovered as a result of a nation-wide uplift in November.

Headquartered in Wuhan, Minsheng Gas operates the largest LPG terminal and storage facility in Central China. Through its mature wholesale and retail network, Minsheng Gas has captured a 40% share of the Wuhan LPG market. The period under review witnessed steady growth for the automotive LPG sector while the residential LPG operations are being phased out.

Property Development and Investment
Property investment contributed about $1 million (2006: $1 million) to operating profit for the period under review.

In tandem with the boom of Yangkou Port, Little Yangkou, a seaside economic district in the western part of Rudong County, was being developed into a holiday resort. The construction of the 200,000 m^2 Little Yangkou Country Club was well under way during the period. "Wanhua Zijin Garden", a luxurious residential property development near Yangkou Port with a gross floor area of 65,000 m^2 is at the resale phase. Partial completion and handover will lead to financial contributions in the second half of this financial year.

In Nantong, the Group is developing the Nantong World Trade Centre, a commercial and office complex tower covering a gross floor area of some 65,000 m^2. Development of this property is expected to be completed by middle of 2009.

It is envisaged that the Group will undertake more similar property development activities in the Yangkou Port area in association with its port facilities in the future.

Treasury Investment
The Treasury investment business contributed about $36 million (2006: $75 million) towards operating profit during the period under review.

Total value of the Group's investment securities portfolio amounted to about $76 million as at 30 September 2007 (31.3.2007: $156 million), equivalent to about 1% of the Group's total assets (31.3.2007: 2%). Portfolio of high-yield loans receivable amounted to about $398 million (31.3.2007: $469 million) as at 30 September 2007, equivalent to about 4% (31.3.2007: 6%) of the total assets of the Group.

OUTLOOK
While the national GDP is expected to remain on the up trend, austerity program and control are set to cool down the economic growth. Under current policy to promote investment in infrastructure development, the port sector continues to be favorable. Expanding foreign trade will further contribute to the growth of the Mainland ports sector.

With a firm foothold established in the Yangtze regional market, PYI will continue to leverage its capabilities to spearhead the consolidation and integration program along the Yangtze River.

Capitalizing on PYI's first-mover advantage in the region, the time is ripe for the Group to ride on its success in Nantong and increase its stake in Nantong Port Group Limited to over 50% by acquiring the 12.32% equity interest tendered by SDIC Communications Co. for bid. If successful, the acquisition will no doubt further strengthen PYI's position as a significant port developer and operator in the Yangtze River region.

PYI will continue to embark on the acquisition program on the Yangtze River with a view to increasing critical mass and building an integrated and efficient network. Development at Yangkou Port will also be accelerated to cope with market demand. PYI will endeavour to maintain a balanced and sustainable development strategy which will ensure sustainable future growth.

MAJOR SUBSEQUENT EVENT

To further consolidate its significant position in the port business in the region, the Group announced in November 2007 that it was seeking a RMB1 billion mandate from its shareholders to participate in the public tendering process and/or exercise its pre-emption right for a 12.32% (or a pro rata portion of it if the other existing shareholder also does so) equity interest held by SDIC Communications Co. in Nantong Port Group Limited, currently a 45% associate company of PYI. If materialized, the acquisition will increase PYI's stake in Nantong Port Group to over 50%, thus making Nantong Port Group a PYI subsidiary. It will also constitute a major transaction of PYI under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). A circular containing, inter alia, full details of the proposed acquisition will be despatched to shareholders on 17 December 2007. In addition, a special general meeting, convened for the purpose of obtaining from shareholders the necessary mandate to proceed with the acquisition, will be held on 4 January 2008.

LIQUIDITY AND CAPITAL RESOURCES

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to six years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

As at 30 September 2007, the Group's total borrowings amounted to about $1,368 million (31.3.2007: $1,024 million) with $908 million (31.3.2007: $597 million) repayable within one year and $460 million (31.3.2007: $427 million) repayable after one year. Out of the Group's total borrowings of about $1,368 million as at 30 September 2007, about $177 million was non-recourse to the Group (excluding the Paul Y. Engineering Group).

As at 30 September 2007, $274 million (31.3.2007: $262 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, $743 million (31.3.2007: $600 million) bore interest at floating rates and were denominated in Renminbi, and $351 million (31.3.2007: $162 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.44 (31.3.2007: 0.37), which is calculated based on the total borrowings of $1,368 million (31.3.2007: $1,024 million) and the Group's shareholders' fund of $3,136 million (31.3.2007: $2,772 million).

Cash balances at 30 September 2007 amounted to about $721 million (31.3.2007: $779 million), of which about $41 million (31.3.2007: $43 million) has been pledged to banks to secure general credit facilities granted to the Group. As at the period end, the Group has a net debt position (being cash balances net of bank borrowings) of $517 million (31.3.2007: $185 million).

During the current period, the Group issued a zero coupon, 3-year convertible note of $122 million at a conversion price of $4.25 per share. Redemption amount will be 114.167% of par value at maturity.

In July 2007, the Group, through its 75% owned subsidiary Jiangsu YangKou Port Development and Investment Co., Ltd., entered into a 7-year project loan facility agreement for RMB960 million with a syndicate of eight domestic banks in Nanjing, the PRC. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13 km Yellow Sea Crossing and the 1.4 sq km man-made island at Yangkou Port. As at 30 September 2007, the Group utilised the syndicated loan in an aggregate amount of RMB141 million.

CONTINGENT LIABILITIES

As at 30 September 2007, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities given to an associate of about $9 million (31.3.2007: $9 million) which was non-recourse to the Group (excluding the Paul Y. Engineering Group).

PLEDGE OF ASSETS

As at 30 September 2007, certain property, plant and equipment, land and sea use rights and bank deposits of the Group with an aggregate value of about $638 million (31.3.2007: $644 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 30 September 2007, about $49 million (31.3.2007: $53 million) of these pledged assets were used to secure credit facilities which were non-recourse to the Group (excluding the Paul Y. Engineering Group).

COMMITMENTS

As at 30 September 2007, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain equity investment, property, plant and equipment, project under development and properties under development in the amount of about $1,234 million (31.3.2007: $1,520 million).

NUMBER OF EMPLOYEES AND REMUNERATION POLICIES

Including the directors of the Group, as at 30 September 2007, the Group employed about 2,000 full time employees (31.3.2007: 1,927). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses.

Further, PYI has implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's strategy. Such schemes aim at providing incentives to motivate the Group's staff both in Hong Kong and the Mainland.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

During the period, PYI had repurchased a total of 1,834,000 ordinary shares of PYI on the Stock Exchange at an aggregate price of $6,137,000 (including transaction costs), representing an average price of $3.35 paid for each share repurchased. All these shares were cancelled upon repurchase.

CORPORATE GOVERNANCE

PYI has complied with all applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 to the Listing Rules throughout the period ended 30 September 2007.

During the period under review, the functions and composition of the Board and all Board committees remain the same as those set out in the Corporate Governance Report on pages 56 to 83 of the PYI's annual report dated 20 July 2007. The Board also continued its progressive efforts to maintain and enhance the effectiveness of the Group's system of internal control covering all material areas, including its financial, operational and compliance controls and its risk management functions.

PYI has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code for dealing in the securities of PYI by its directors and the relevant employees of the Group.

According to the specific enquiry made by PYI, all PYI directors and relevant employees of the Group have confirmed their compliance with the required standard set out in the Model Code throughout the period.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This results announcement is required to be published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on PYI's corporate website at www.pyicorp.com under "Investors". The 2008 Interim Report will be despatched to our shareholders and posted at the aforesaid websites by end of December 2007.

BOARD OF DIRECTORS

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	:	Chairman (Independent Non-Executive Director)
Mr. Lau Ko Yuen, Tom	:	Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles	:	Non-Executive Director
Mr. Kwok Shiu Keung, Ernest	:	Independent Non-Executive Director
Mr. Chan Shu Kin	:	Independent Non-Executive Director
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	:	Independent Non-Executive Director
Mr. Li Chang An	:	Independent Non-Executive Director

On behalf of the Board
PYI Corporation Limited
Chow Ming Kuen, Joseph *OBE, JP*
Chairman

Hong Kong, 14 December 2007

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

2008 中期業績

（除非另有指明，否則本公布內所有之數字均以港幣列示。）

摘要

	2007	變動
• 營業額	2,548 百萬元	+49%
• 股東應佔溢利	312 百萬元	+34%
• 基本每股盈利	20.9 仙	+31%
• 每股中期股息	1.5 仙	–
• 每股資產淨值	2.09 元	+20%

* 僅供識別

業績

保華集團有限公司（「保華」或「本公司」）之董事局（「董事局」）欣然宣佈本公司及其附屬公司（「本集團」）截至 2007 年 9 月 30 日止六個月之未經審核綜合業績以及 2006 年同期之比較數字。本集團截至 2007 年 9 月 30 日止六個月之綜合收益表及綜合現金流量表，以及本集團於 2007 年 9 月 30 日之綜合資產負債表均未經審核及屬簡明性質，並只附載部份說明性之附註，並經本公司審核委員會及外聘核數師審閱。

簡明綜合收益表

截至 2007 年 9 月 30 日止六個月

	附註	未經審核 截至9月30日止六個月 2007 千元	 2006 千元
營業額	3	**2,547,675**	1,705,969
銷售成本		**(2,378,348)**	(1,584,729)
毛利		**169,327**	121,240
其他收入	4	**45,742**	84,917
行政費用		**(135,763)**	(109,309)
分銷成本		**(22,199)**	—
其他開支		**(4,890)**	(19,566)
融資成本		**(23,630)**	(7,254)
出售聯營公司權益之收益		**3,459**	5,067
投資物業公平值之調整收益	9	**628,449**	—
攤佔聯營公司業績		**35,341**	178,443
攤佔共同控制機構業績		**28**	(1)
除稅前溢利	5	**695,864**	253,537
稅項	6	**(268,827)**	(3,194)
期間溢利		**427,037**	250,343
以下人士應佔：			
本公司之股權持有人		**312,160**	231,631
少數股東權益		**114,877**	18,712
		427,037	250,343
分派	7	**22,467**	347,599
		仙	仙
每股盈利	8		
基本		**20.9**	16.0
攤薄		**20.5**	15.8

簡明綜合資產負債表
於2007年9月30日

	附註	未經審核 30.9.2007 千元	經審核 31.3.2007 千元
非流動資產			
投資物業	9	**1,007,000**	—
物業、機械及設備	10	**654,546**	528,203
發展中項目	11	**2,691,738**	2,411,680
發展中物業		**87,313**	44,458
預付租賃款項		**68,103**	67,968
商譽		**63,823**	61,646
其他無形資產		**56,173**	55,775
聯營公司權益	12	**668,189**	710,234
共同控制機構權益		**1,956**	1,928
可供出售投資		**332**	1,312
一年後到期之應收貸款		**31,581**	30,956
應收遞延代價		**6,696**	6,597
		5,337,450	3,920,757
流動資產			
發展中物業		**107,707**	82,732
預付租賃款項		**1,793**	1,766
存貨		**27,871**	23,425
一年內到期之應收貸款		**213,081**	181,508
應收關連公司款項		**172,416**	150,099
應收聯營公司款項		**44,142**	187,314
應收客戶合約工程款項		**250,745**	223,637
應收賬款、訂金及預付款項	13	**1,972,174**	1,910,690
應收貸款附帶之換股權		**1,427**	1,427
持作買賣之投資		**75,724**	155,783
衍生金融工具		**20,661**	—
可退回稅款		**3,380**	2,942
已抵押銀行存款		**41,355**	42,601
短期銀行存款		**393,921**	441,769
銀行結餘及現金		**285,231**	294,997
		3,611,628	3,700,690
流動負債			
應付客戶合約工程款項		**808,500**	1,038,548
應付賬款及應計開支	14	**1,516,430**	1,157,990
應付關連公司款項		**1,931**	—
應付聯營公司款項		**26,207**	17,429
應付少數股東款項		**1,041**	4,071
應付股息		**22,467**	—
應付稅項		**68,348**	61,286
一年內到期之銀行及其他借款		**907,498**	597,386
		3,352,422	2,876,710
流動資產淨值		**259,206**	823,980
總資產減流動負債		**5,596,656**	4,744,737

	附註	未經審核 30.9.2007 千元	經審核 31.3.2007 千元
非流動負債			
一年後到期之銀行及其他借款		**460,261**	426,751
應付可換股票據	15	**116,557**	—
應付遞延代價		—	121,213
遞延稅項負債		**1,231,922**	947,924
		1,808,740	1,495,888
		3,787,916	3,248,849
資本及儲備			
股本	16	**149,784**	149,171
儲備		**2,985,843**	2,622,681
本公司之股權持有人應佔權益		**3,135,627**	2,771,852
附屬公司之以股份支付款項儲備		**3,274**	981
少數股東權益		**649,015**	476,016
總權益		**3,787,916**	3,248,849

簡明綜合現金流量表如下：

	未經審核 截至9月30日止六個月 2007 千元	 2006 千元 （經重列）
（用於）來自經營業務之現金淨額	**(25,891)**	266,994
用於投資業務之現金淨額	**(394,182)**	(511,889)
來自融資活動之現金淨額	**375,339**	230,873
現金及與現金等值項目減少淨額	**(44,734)**	(14,022)
匯率變動之影響	**2,769**	4,282
現金及與現金等值項目承前	**716,334**	666,038
現金及與現金等值項目結轉	**674,369**	656,298
現金及與現金等值項目結餘分析：		
短期銀行存款	**393,921**	277,364
銀行結餘及現金	**285,231**	379,138
銀行透支	**(4,783)**	(204)
	674,369	656,298

附註：

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定及香港會計師公會（「香港會計師公會」）頒佈之香港會計準則（「香港會計準則」）第 34 號「中期財務報告」之規定而編製。

2. 主要會計政策

除若干金融工具及投資物業按公平值計量外，簡明綜合財務報表乃根據歷史成本法編製。

簡明綜合財務報表所採納之會計政策與編製本集團於截至 2007 年 3 月 31 日止年度之綜合財務報表所採用者一致。投資物業及應付可換股票據之會計政策詳情分別載於附註 9 及附註 15。

於本期間，本集團首次應用由香港會計師公會頒佈並對本集團於 2007 年 4 月 1 日開始之財政年度生效之若干新訂準則、修訂及詮釋（「新訂香港財務報告準則」）。採納此等新訂香港財務報告準則對本集團於現行或以往會計期間之業績或財政狀況並無任何重大影響。因此，並無確認前期調整。

本集團並無提早應用下列已頒佈惟尚未生效之新訂及經修改準則或詮釋。本公司董事預期應用此等準則或詮釋不會對本集團之財務報表構成重大影響。

香港會計準則第 23 號（經修改）	借貸成本[1]
香港財務報告準則第 8 號	經營分部[1]
香港（國際詮釋委員會）－ 詮釋第 12 號	服務特許安排[2]
香港（國際詮釋委員會）－ 詮釋第 13 號	客戶忠誠計劃[3]
香港（國際詮釋委員會）－ 詮釋第 14 號	香港會計準則第 19 號－界定福利資產之限制、最低資金需求及兩者之互動關係[2]

[1]由 2009 年 1 月 1 日或以後開始之全年期間有效。
[2]由 2008 年 1 月 1 日或以後開始之全年期間有效。
[3]由 2008 年 7 月 1 日或以後開始之全年期間有效。

3. 分部資料

就管理方面而言，本集團之業務現分爲六大營運部門，分別爲承建管理、物業發展管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於截至 2006 年 9 月 30 日止六個月，本集團之業務乃分爲六個分部，分別爲承建管理、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。於本期間內，管理層將其經營分部重組，將承建管理及設施管理歸納爲物業發展管理分部，比較之分類資料已相應地獲重新呈列。

截至 2007 年 9 月 30 日止六個月之業務分部資料呈列如下：

	承建管理 千元	物業發展管理 千元	港口及基建發展與物流 千元	液化石油氣分銷 千元	庫務投資 千元	物業投資 千元	對銷 千元	綜合 千元
營業額								
對外銷售	2,187,617	26,181	31,425	154,156	148,296	–	–	2,547,675
分部之間銷售	–	2,751	1,194	–	–	–	(3,945)	–
	2,187,617	28,932	32,619	154,156	148,296	–	(3,945)	2,547,675
業績								
分部業績	44,255	4,546	(6,668)	(3,095)	36,031	712	–	75,781
未分配開支								(61,180)
利息收入								27,285
融資成本								(23,630)
衍生金融工具之公平價值增加	–	–	–	–	–	10,331	–	10,331
投資物業公平值之調整收益	–	–	–	–	–	628,449	–	628,449
出售聯營公司權益之收益	3,459	–	–	–	–	–	–	3,459
攤佔聯營公司業績	20	83	19,139	–	–	16,099	–	35,341
攤佔共同控制機構業績	28	–	–	–	–	–	–	28
除稅前溢利								695,864
稅項								(268,827)
期間溢利								427,037

截至2006年9月30日止六個月之業務分部資料呈列如下：

	承建管理 千元	物業發展管理 千元	港口及基建發展 千元	庫務投資 千元	物業投資 千元	對銷 千元	綜合 千元
營業額							
對外銷售	1,558,423	11,313	—	134,421	1,812	—	1,705,969
分部之間銷售	—	4,086	—	—	—	(4,086)	—
	1,558,423	15,399	—	134,421	1,812	(4,086)	1,705,969
業績							
分部業績	31,329	1,716	—	75,084	360	—	108,489
未分配開支							(53,868)
利息收入							22,661
融資成本							(7,254)
出售聯營公司權益之收益	—	—	—	5,067	—	—	5,067
攤佔聯營公司業績	1,139	—	145,023	—	32,281	—	178,443
攤佔共同控制機構業績	(1)	—	—	—	—	—	(1)
除稅前溢利							253,537
稅項							(3,194)
期間溢利							250,343

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

4. 其他收入

以下項目計入其他收入內：

	截至9月30日止六個月 **2007** 千元	 2006 千元
利息收入	**27,285**	22,661
衍生金融工具之公平價值增加	**10,331**	—

5. 除稅前溢利

	截至9月30日止六個月	
	2007	2006
	千元	千元
除稅前溢利已扣除（計入）：		
無形資產攤銷	**690**	–
確認爲支出之建築工程成本	**2,109,799**	1,488,993
確認爲支出之存貨成本	**144,889**	–
物業、機械及設備之折舊		
期間計提	**35,435**	5,508
減：撥作在建合約資本之數額	**(949)**	(677)
撥作發展中項目資本之數額	**(826)**	(786)
撥作發展中物業資本之數額	**(160)**	(10)
	33,500	4,035
可供出售投資之減值虧損	**1,389**	–
應收賬款減值虧損	**10,100**	18,000
持作買賣上市投資之公平值增加	**(5,065)**	(29,119)
調撥預付租賃款項	**20,786**	17,759
減：撥作發展中項目資本之數額	**(18,939)**	(17,162)
減：撥作發展中物業資本之數額	**(950)**	(310)
	897	287
攤分聯營公司稅項（列入攤佔聯營公司業績）	**(49)**	7,283

6. 稅項

	截至9月30日止六個月	
	2007	2006
	千元	千元
期間稅項支出包括：		
香港以外稅項	**6,370**	3,194
遞延稅項	**262,457**	–
本公司及其附屬公司應佔稅項	**268,827**	3,194

香港以外稅項按各司法權區之現行稅率計算。

7. 分派

	截至9月30日止六個月	
	2007	2006
	千元	千元
於期內確認為向本公司股權持有人分派之股息：		
截至2007年3月31日止年度宣派之末期股息－每股1.5仙（2006：截至2006年3月31日止年度之1.5仙）	**22,467**	21,939
本集團於2006年從撤資於中策集團有限公司所得價值之方式宣派特別股息：每股22.2仙	**—**	325,660
	22,467	347,599
擬派股息：		
本期擬派中期股息－每股1.5仙（2006：1.5仙）	**22,585**	22,069

截至2007年9月30日止六個月之擬派中期股息金額以股代息（附有現金選擇權）支付，並已參考於本公布日期之1,505,654,673股已發行股份計算。

8. 每股盈利

期間內每股基本及攤薄盈利乃根據以下數據計算：

	截至9月30日止六個月	
	2007	2006
	千元	千元
本公司之股權持有人應佔期內溢利以計算每股基本盈利	**312,160**	231,631
對普通股之潛在攤薄影響：		
可換股票據之利息	**3,518**	—
本公司之股權持有人應佔期內溢利以計算每股攤薄盈利	**315,678**	231,631

	2007	2006
	股份數目	股份數目
計算每股基本盈利之普通股加權平均數	**1,492,852,828**	1,448,234,817
對普通股之潛在攤薄影響：		
購股權	**19,822,690**	18,192,825
可換股票據	**25,216,275**	—
計算每股攤薄盈利之普通股加權平均數	**1,537,891,793**	1,466,427,642

9. 投資物業

於本期間內，本集團完成於中華人民共和國（「中國」）江蘇省若干海域之填海工程，並就若干海域取得完成填海土地（「已平整土地」）之證書。該已平整土地之未來用途現尚未決定，並於取得有關證書時已從發展中項目中重新分類確認爲投資物業，相關成本包括海域使用權、發展支出、撥充資本借貸成本及其他直接應佔開支金額爲 378,551,000 元。

本集團於 2007 年 9 月 30 日之投資物業之公平價值按當日由與本集團並無關連之獨立合資格專業估值師漢華評值有限公司進行之估值計算。於評估投資物業之公平值時，採用以可資比較物業之價格資料爲基準之比較法。對面積、性質及地點相若之可資比較物業進行分析，以就資本價值達致公平比較。公平價值之調整收益爲 628,449,000 元，已於現期內之損益表確認。

<u>投資物業之會計政策</u>

於初次確認時，投資物業按成本（包括任何直接應佔費用）計量。於初次確認後，投資物業採用公平值模式計量。

因投資物業之公平值變動而產生之盈利於變動產生期間計入盈利。

投資物業於出售時或當投資物業永久失去其用途時或預計出售時不再有將來經濟效益時終止確認。資產終止確認時所產生之任何收益或虧損（以淨出售收益及資產賬面值之差額計算）於終止確認之年度計入收益表內。

投資物業之遞延稅務影響現時乃按反映本集團預期收回有關物業賬面值之方式所引致之稅務影響之基礎而於各個結算日作出評估。就位於中國之持作未決定未來用途之已平整土地而言，本公司管理層（就遞延稅項之計算）作出之最佳估計爲，該土地有一半將透過長線銷售予以變現。經重估投資物業之稅基與其賬面值之相關暫定差異因而須繳納中國土地增值稅。

10. 物業、機械及設備之變動

於本期間內，本集團物業、機械及設備之添置約爲 152,303,000 元（2006：463,507,000 元），主要爲從發展中項目轉至港口設施。港口設施以成本減其後累計折舊及累計減值虧損列賬。折舊已計提以撇銷港口設施成本(就其估計使用年期 5 至 49 年計算)，並計入其以直線方式計算之估計剩餘值。

去年同期之已收購資產主要爲通過收購業務而持有於中國武漢與大宗濕貨物流業務有關之資產。

11. **發展中項目**

	30.9.2007 千元	31.3.2007 千元
海域使用權	**1,537,182**	1,747,484
發展成本	**1,154,556**	664,196
	2,691,738	2,411,680

此筆款項與位於中國江蘇省之發展項目有關。本集團正進行若干面積海域之填海工程。根據海域使用證，獲授之海域使用權之有效期爲自 2004 年起不少於 50 年。

12. **聯營公司權益**

	30.9.2007 千元	31.3.2007 千元
投資非上市聯營公司之成本，扣除減值（附註）	**503,716**	503,716
攤佔收購後業績，扣除已收股息	**164,473**	206,518
	668,189	710,234

附註：

於 2007 年 9 月 30 日，非上市投資包括本集團於南通港口集團有限公司（「南通港口集團」）之 45%股本權益。南通港口集團爲一間於中國註冊之中外合營企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。

於結算日後，本集團宣佈有意收購南通港口集團之額外12.32%股本權益。該權益將於中國透過公開招標及投標程序進行收購。股東特別大會將召開，尋求本公司股東表決通過授出授權以進行收購。上述詳情載於本公司日期爲 2007 年 11 月 2 日之公布。

13. 應收賬款、訂金及預付款項

本集團承建管理分部及液化石油氣分銷分部之信貸期乃與客戶磋商及訂立。物業租賃業務之信貸期受租賃協議規定。本集團授出之信貸期一般爲 30 至 90 日。

應收賬款、訂金及預付款項已計入約 752,697,000 元（31.3.2007：1,003,440,000 元）之應收貿易賬款，而其賬齡分析如下：

	30.9.2007 **千元**	31.3.2007 千元
90日內	**675,958**	935,095
超過 90日但於 180日內	**5,967**	19,346
超過 180日	**70,772**	48,999
	752,697	1,003,440

14. 應付賬款及應計開支

應付賬款及應計開支已計入約 220,500,000 元（2007 年 3 月 31 日：351,026,000 元）之應付貿易賬款，而其賬齡分析如下：

	30.9.2007 **千元**	31.3.2007 千元
90日內	**202,088**	329,211
超過 90日但於 180日內	**4,090**	8,230
超過 180日	**14,322**	13,585
	220,500	351,026

15. 應付可換股票據

期內，本公司發行總面值爲 121,521,000 元之零息可換股票據，以償還截至 2007 年 3 月 31 日年度內已收購液化石油氣資產之代價。可換股票據以港元計價。票據賦予票據持有人權利，可於票據發行日期後第十五日至其各自之到期日（2010 年 4 月 18 日及 2010 年 5 月 31 日）前十五日期間內隨時按每股 4.25 元（可根據協議予以調整）之兌換價將票據轉換爲本公司之普通股。倘票據尙未兌換，將於到期日按未行使票據本金額之114.167%贖回。本公司可於任何時間及不時以本公司及票據持有人同意之任何價格購買可換股票據。2007 年 4 月 19 日及 2007 年 6 月 1 日發行之票據之負債部分之有效利率分別爲 7.02%及 7.58%。

應付可換股票據之會計政策

本公司發行之應付可換股票據包含負債及權益部分，並於初步確認時分開歸類於各自負債及權益部分。倘可換股期權將透過以固定金額之現金或其他金融資產換取固定數目之本公司股本工具而結算，則分類爲股本工具。於初步確認時，負債部分之公平價值乃按同類非可換股債項之現行市場息率釐定。發行可換股票據所得款項淨額與歸入負債部分之公平價值的差額（代表持有人將票據轉換爲權益之兌換期權）計入可換股票據儲備。

其後期間可兌換票據之負債部分採用有效利率法以攤銷成本入賬。權益部分（代表將負債部分轉換爲本公司普通股之期權）將保留於可換股票據儲備內，直至期權被行使，屆時於可換股票據儲備呈列之餘額將轉撥至股份溢價。若該期權於到期日仍未行使，則於可換股票據權益儲備呈列之餘額將被用於撥入保留溢利。期權於兌換或失效時之損益概不會於收益表內確認。

與發行可換股票據有關之交易成本將按所得款項之分配比例分配至負債及權益部份。與權益部份有關之交易成本直接於權益中支銷。與負債部份有關之交易成本則列入負債部份之賬面値內，並於可換股票據有效期內以有效率法予以攤銷。

期內可換股票據之負債部分之變動如下：

	30.9.2007 千元
期內已發行	113,039
利息支出	3,518
期末賬面值	116,557

16. 股本

	股份數目	金額 千元
每股面值 0.10元之普通股：		
法定：		
於 2007年 4月 1日及 2007年 9月 30日	**3,000,000,000**	**300,000**
已發行繳足股款：		
於 2007年 4月 1日	**1,491,713,407**	**149,171**
根據購股權計劃發行股份	**7,960,000**	**796**
購回股份	**(1,834,000)**	**(183)**
於 2007年 9月 30日	**1,497,839,407**	**149,784**

期內，本公司以界乎 3.50 元至 4.50 元之行使價向董事、僱員及若干其他合資格人士授出 29,650,000 份購股權，而授出之購股權於期內之公平值約爲 8,707,000 元，所授出之購股權之歸屬條件爲零至兩年並附有或不附有若干表現狀況之條件。

中期股息

董事局已議決向 2008 年 1 月 18 日辦公時間結束時名列保華股東名冊之股東派付截至 2007 年 9 月 30 日止六個月中期股息每股 1.5 仙（2006：每股 1.5 仙）。預期中期股息約於 2008 年 2 月 22 日以郵寄方式派付予股東。

中期股息將以股代息方式派付，亦可選擇收取現金以代替全部或部份有關股息。根據以股代息建議將予發行之股份之市值，將參考保華股份於截至 2008 年 1 月 18 日止連續三個交易日之平均收市價減該平均價 5%之折讓計算。以股代息建議須待香港聯合交易所有限公司（「聯交所」）批准將予發行之新股份上市及買賣後方可作實。

暫停辦理股東登記手續

保華將於 2008 年 1 月 16 日至 2008 年 1 月 18 日（包括首尾兩日）暫停辦理股東登記手續，期內將不會登記任何保華股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於 2008 年 1 月 15 日下午 4 時前交回保華之香港股份過戶登記分處卓佳秘書商業服務有限公司以供登記，地址爲香港灣仔皇后大道東 28 號金鐘匯中心 26 樓。

管理層討論及分析

財務表現及狀況回顧

於回顧六個月期間，本集團錄得綜合營業額約 25.48 億元（2006：17.06 億元），與上個期間同期數字比較上升約 49%，此升幅主要由於本集團承建管理業務之收益增加所致。

與去年同期比較，本集團之毛利上升 40%至約 1.69 億元（2006：1.21 億元）。該毛利顯示毛利率約爲綜合營業額之 7%（2006：7%）。本集團之除稅前溢利約達 6.96 億元（去年同期則爲 2.54 億元）。本集團之除稅前溢利包括：

(i) 承建管理、物業發展管理業務之收益淨額約 4,900 萬元（2006：3,300 萬元）；

(ii) 港口及基建發展與物流業務之虧損淨額約 700 萬元（2006：無）；

(iii) 液化石油氣分銷虧損淨額約 300 萬元（2006：無）；

(iv) 庫務投資之收益淨額約 3,600 萬元（2006：7,500 萬元）；

(v) 物業投資之收益淨額約 100 萬元（2006：100 萬元）；

(vi) 利息收入及其他收入約 3,700 萬元（2006：2,300 萬元）；

(vii) 出售聯營公司權益之收益約 400 萬元（2006：500 萬元）；

(viii) 投資物業之公平價值增加約 6.28 億元（2006：無）；

(ix) 攤佔聯營公司及共同控制機構收益淨額約 3,500 萬元（2006：1.78 億元）；

(x) 公司及其他開支之淨額約 6,100 萬元（2006：5,400 萬元），其中 1,200 萬元（2006：1,200 萬元）來自就授出之購股權以股份支付款項之開支；及

(xi) 融資成本約 2,300 萬元（2006：700 萬元）。

保華股東應佔期間溢利淨額約爲 3.12 億元（2006：2.32 億元），每股基本盈利爲 20.9 仙（2006： 16.0 仙）。該改善主要由於位於洋口港一幅約 4.16 平方公里之已平整及有設施土地因重新分類爲投資物業而產生約 3.65 億元之公平價值升值之收益淨額（包括扣除遞延稅項 2.63 億元及增加之公平價值 6.28 億元）。

與本集團於 2007 年 3 月 31 日之財政狀況相比，本集團之總資產增加約 17%至約 89.49 億元（31.3.2007：76.21 億元），而流動資產淨值則減少 69%至約 2.59 億元（31.3.2007：8.24 億元），主要原因是本集團對港口及基建發展業務下之發展中項目進一步注資。因此，流動資產由相當於流動負債之 1.3 倍減少至 1.1 倍。計及溢利淨額約 3.12 億元（扣除已宣派之股息約 2,200 百萬元）後，保華股東應佔之權益增加 13%至約 31.36 億元，折合於 2007 年 9 月 30 日每股 2.09 元（31.3.2007：每股 1.86 元）。

經營業務及投資活動之現金流出淨額約爲 4.2 億元，而融資活動之現金流入淨額則約爲 3.75 億元，導致回顧期內現金及現金等值項目淨額減少約 4,500 萬元。

業務回顧

港口及基建發展與物流

保華成功擴展經營規模至長江三角洲中上游，並正進一步鞏固其長江策略。

洋口港

面積 1.4 平方公里之人工島之部份工程已建成，面積 0.3 平方公里之土地已於 2007 年 11 月移交中石油，興建其液化天然氣接收站設施。此項移交產生之盈餘將於本年度下半年確認。整個人工島預期於 2008 年底建成。黃海大橋於期內之建設亦進行順利，並計劃於 2008 年底通車。

其他有關洋口港發展之計劃亦於同期順利進行。洋口港之主要計劃已通過運輸當局及專家審批。本集團已獲得海關當局之官方批准，正式將洋口港發展納入第十一個五年計劃項下之開放港口發展計劃。

土地使用規劃已見雛形，於回顧期內已於約 10 平方公里之港口土地成功進行填海，作工業用途，並已開始第二期及第三期填海之初步工程，爲佔地約 20 平方公里之額外土地。此兩期工程預期於 2008 年底完成。此外，土地儲備中約 4.16 平方公里達至已平整及有設施階段，並取得完成土地填海之證書。此塊已平整及有設施土地已重新分類爲投資物業，並已按其公平值重估及確認。於 2007 年 9 月 30 日，該幅佔地 4.16 平方公里之已平整及有設施土地之公平值約爲 10 億元，而相關遞延稅項 2.63 億元及重估收益 6.28 億元已於收益表內確認。

於截至 2007 年 9 月 30 日止六個月內，本集團錄得海港設施之租金收入人民幣 3,000 萬元，乃來自如東縣政府與本集團於洋口港之附屬公司就 2007 年及 2008 年棧橋及洋口港接岸引堤之非獨家使用權訂立之租金協議。

相關高速公路、鐵路、水道及水電設施接駁由其他公司發展。憑藉上述所有設施及計劃相繼實踐，洋口港已作好準備，成爲於華東地區專於原材料、煤炭、石油及化學品儲存及運輸之主要深海樞紐港口及大型石油化學品工業及物流區。

於 7 月，本集團擁有 75%權益之洋口港投資開發有限公司，與由中國工商銀行牽頭之八間當地銀行於南京成功完成一項人民幣 9.6 億元，爲期七年之銀團項目貸款。獲得銀團撥款並成功完成，不僅證明了項目之商業可行性，而且顯示其對洋口港之未來前景極具信心。

南通港

南通港佔本集團回顧期內溢利淨額約 2,000 萬元（2006：無）。於截至 2007 年 9 月 30 日止九個月內, 南通港的溢利爲 6,800 萬元 （2006: 3,900 萬元）。盈利能力之改善乃由於收益增長及成功之成本控制措施。此改善趨勢可望於本年度下半年持續。

2006 年，南通港口錄得總散貨吞吐量達 4,400 萬噸，按年增加 13%。本年首六個月增長持續，總吞吐量再上升 39%至 2,800 萬噸。預期全年散貨吞吐量將超過 5,000 萬噸。

狼山港第三期鐵礦碼頭亦開始其商業運作，成爲長江流域最現代化、最高吞吐能力之樞紐運輸碼頭。 現代化及進階之項目現於其他碼頭進行中，以增加能力及提高盈利能力。

其他港口
於 2007 年 7 月，本集團與重慶港務物流集團有限公司簽訂諒解備忘錄，共同於重慶發展大宗散貨港口及物流業務。訂約方將合作爲重慶港務物流集團之紅溪溝大宗散貨碼頭進行融資。新物流泊位將於重慶發展，令重慶市成爲中國西部之未來物流樞紐。位於朝天門之中央港口區將重新發展爲重慶之遊客及商業區。

本集團亦於 2007 年 6 月與湖北之宜昌港口集團有限公司簽訂諒解備忘錄，就大宗散貨及碼頭之發展及營運建立合營關係。位處鄰近長江三峽大壩之運輸樞紐，亦將促進宜昌之綜合物流業務。首個擴充項目將爲綜合性港口雲池碼頭，年吞吐量可達 1,000 萬噸。

工程業務 – 保華建業
於回顧期內，保華建業及其附屬公司（統稱「保華建業集團」）獲得營業額 22.14 億元，與去年同期比較上升 41%（2006：15.71 億元）。該業務佔本集團於期內之經營溢利約 4,900 萬元（2006：3,300 萬元），保華建業集團宣派中期股息 3.5 仙，派息率爲 48%。

於回顧期內，保華建業獲得新合約總值 4.84 億元，與去年同期比較增加 3 倍。回顧期後，工程業務獲得額外合約價值 6.78 億元。

通過一站式的工程及物業相關服務及增加投資物業，保華建業集團計劃透過加強服務，擴展客戶基礎及收入種類而加強其盈利能力。保華建業集團通過使用其富於技術的專才及資源，將成爲保華發展港口有關物業發展上的重要伙伴，爲其帶來益處。

液化石油氣分銷
於回顧期內，本集團於 2006 年 9 月收購之液化石油氣分銷業務錄得輕微經營虧損約 3 百萬元（2006：無），乃因爲在回顧期內之地方油價受到抑壓，惟已因在 11 月全國性漲價後得以復元。

總部位於武漢之民生石油氣於華中地區經營最大型之液化石油氣碼頭及儲備設施。透過其成熟之批發及零售網絡，民生石油氣取得武漢液化石油氣市場之 40%佔有率。於回顧期內，汽車液化石油氣業有平穩增長，而住宅液化石油氣業務被逐漸淘汰。

物業發展及投資
於回顧期內，約 100 萬元（2006：100 萬元）之經營溢利來自物業投資業務。

隨著洋口港逐步發展，位於如東縣西部海旁經濟區之小洋口已發展爲渡假勝地。佔地 200,000 平方米之小洋口鄉村俱樂部於期內發展順利。鄰近洋口港之高級住宅物業發展「萬華紫金花苑」，總建築面積爲 65,000 平方米，現爲發售階段。部份完成之工程及移交將爲本財政年度帶來收益。

於南通，本集團正發展一幢商業及辦公室綜合大樓「南通國貿大廈」，總建築面積約爲 65,000 平方米，物業預期於 2009 年中期完成發展。

本集團將來在洋口港地區發展其港口設施之餘，亦會進行更多類似之物業發展活動。

庫務投資
於回顧期內，約 3,600 萬元（2006：7,500 萬元）之經營溢利來自庫務投資業務。

於 2007 年 9 月 30 日，本集團之投資證券總值約達 7,600 萬元（31.3.2007：1.56 億元），相當於本集團總資產 1%（31.3.2007：2%）。於 2007 年 9 月 30 日，應收高息貸款組合約達 3.98 億

元（31.3.2007：4.69 億元），相當於本集團總資產約 4%（2006：6%）。

展望

國民生產總值預期將持續增長，而緊縮措施及調控則爲經濟增長降溫。中央政府所制訂之金融政策，有利外資及固定資產投資之進一步增長，以促使中國內地之散貨運輸。於現時鼓勵投資基建發展之政策下，將持續對港口業有利。中國內地港口業之增長將繼續有賴於日益擴大之對外貿易。

憑藉於長江流域市場之穩固基礎，保華將繼續發揮所長，擴大其於長江流域之綜合營運。

保華利用在區內之先行者優勢，把握時機，於南通有成功發展，並透過收購國投交通公司所招標之12.32%股權，將於南通港口集團有限公司之股權增加至超過 50%。倘收購成功，將無疑進一步加強保華於長江地區作爲主要港口發展商及經營商之地位。

保華將繼續投入於長江河流之收購項目，以增加主要流量及建立綜合及有效之網絡。洋口港之發展亦將加以促進，以迎合市場需求。保華將努力維持均衡、長遠之發展策略，確保長久之未來增長。

重大結算日後事項

爲進一步鞏固於區內港口業務之領先地位，本集團於 2007 年 11 月敦請股東頒授一項授權，以參與國投交通公司於南通港口集團有限公司（現爲保華擁有 45%之聯營公司）所持有 12.32%權益之公開招標，上限爲人民幣 10 億元。倘收購事項落實，保華於南通港口集團之股份將增加至超過 50%，南通港口集團將因而成爲保華之附屬公司。根據聯交所證券上市規則（「上市規則」），該收購事項亦構成保華一項主要交易。包含（其中包括）建議收購詳情之通函將於 2007 年 12 月 17 日寄發予股東。此外，股東特別大會將於 2008 年 1 月 4 日舉行，以就進行收購事項獲取股東之所需授權。

流動資金與資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作爲其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期爲一至六年。爲盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於 2007 年 9 月 30 日，本集團借款共達約 13.68 億元（31.3.2007：10.24 億元），其中 9.08 億元（31.3.2007：5.97 億元）須於一年內償還，另 4.6 億元（31.3.2007：4.27 億元）須於一年後償還。本集團於 2007 年 9 月 30 日約 13.68 億元之總借貸中，約 1.77 億元對本集團（不包括保華建業集團）並無追索權。

於 2007 年 9 月 30 日，本集團借款中有 2.74 億元（31.3.2007：2.62 億元）按浮動息率計息並以港元爲單位，有 7.43 億元（31.3.2007：6 億元）按浮動利率計息並以人民幣爲單位，另有 3.51 億元（31.3.2007：1.62 億元）按固定利率計息並以人民幣爲單位。本集團之資本負債比率爲 0.44（31.3.2007：0.37），該項比率乃根據本集團 13.68 億元（31.3.2007：10.24 億元）之總借款及 31.36 億元（31.3.2007：27.72 億元）之股東資金計算。

於 2007 年 9 月 30 日之現金結餘約爲 7.21 億元（31.3.2007：7.79 億元），當中約 4,100 萬元（31.3.2007：4,300 萬元）已抵押予銀行以取得本集團所獲給予之一般信貸融資。 於期末，本集團處於淨負債狀況（即扣除銀行借貸後之現金結餘）5.17 億元（31.3.2007：1.85 億元）。

於本期間內，本集團以每股 4.25 元之兌換價發行爲數 1.22 億元之免息三年期可換股票據。到期日時之贖回金額將爲面值之 114.167%。

本集團於 2007 年 7 月，透過其擁有 75%權益之洋口港投資開發有限公司與由中國工商銀行牽頭的八間位於中國南京市之本地銀行簽訂一項人民幣 9.6 億元，爲期七年之項目貸款協議。該項銀團貸款之利率爲中國人民銀行公布的同期人民幣長期貸款基準利率，用作建設洋口港長達 13 公里的陸島通道一黃海大橋和面積 1.4 平方公里的人工島基礎設施。截至 2007 年 9 月 30 日，本集團已動用銀團貸款當中合共人民幣 1.41 億元之款項。

或然負債

於 2007 年 9 月 30 日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約 900 萬元（31.3.2007：900 萬元）之或然負債，其對本集團（不包括保華建業集團）並無追索權。

資產抵押

於 2007 年 9 月 30 日，本集團總值約 6.38 億元（31.3.2007：6.44 億元）之若干物業、廠房及設備、土地及海域使用權及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於 2007 年 9 月 30 日，約 4,900 萬元（31.3.2007：5,300 萬元）的已抵押資產已作爲對本集團（不包括保華建業集團）並無追索權之信貸融資的抵押品。

承擔

於 2007 年 9 月 30 日，本集團就收購若干股本投資、物業、廠房及設備，發展中項目以及發展中物業有約 12.34 億元（31.3.2007：15.20 億元）之已簽訂但並未於綜合財務報表撥備之開支。

僱員數目及薪酬政策

於 2007 年 9 月 30 日，本集團聘用約 2,000 名全職僱員（包括董事）（31.3.2007：1,927 名僱員）。 酬金包括薪金及與表現掛鈎之花紅及股份形式花紅。

此外，保華已實行三項與股份相關之獎勵計劃，以配合集團策略，爲推動員工努力工作及提高歸屬感提供更多選擇方案，該等計劃旨在同時爲香港及中國內地之本集團員工給予激勵。

購買、出售或贖回上市證券

期內，保華於聯交所以 6,137,000 元之總價格（連交易成本）（即就購回每股股份支付之平均價格爲 3.35 元）購買合共 1,834,000 股保華普通股，全部該等股份均已於購回後註銷。

企業管治

保華已於截至 2007 年 9 月 30 日止期間遵守上市規則附錄十四所載之企業管治常規守則（「企管守則」）。

於回顧期內，董事局及轄下所有委員會之職能及組成與保華於 2007 年 7 月 20 日刊發之年報第 56 至 83 頁之企業管治報告內所載者相同。

董事局亦著力提高本集團在內部控制各重要方面之有效性，涵蓋了財政、營運及監察控制及風險管理職能。

保華已經採用上市規則附錄十中的「上市公司董事進行證券交易的標準守則」（「標準守則」）作爲本集團董事和相關僱員在買賣保華證券時所需遵守之守則。

根據保華的特定查詢，全體保華董事及相關僱員均確認在本期間一直有遵守標準守則列載之所需標準。

刊登中期業績及中期報告

本業績公布須於香港交易及結算所有限公司網站 www.hkex.com.hk「最新上市公司資料」網頁及保華企業網站 www.pyicorp.com「投資者」網頁刊登。2008 年中期報告將於 2007 年 12 月底前寄發予股東及於上述網站內刊登。

董事局

於本公布發表日期，董事局之組成如下：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

代表董事局
保華集團有限公司
主席
周明權 *OBE, JP*

香港，2007 年 12 月 14 日

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DATE OF BOARD MEETING

The board of directors (the "Board") of PYI Corporation Limited ("PYI") announces that a meeting of the Board will be held on Friday, 14 December 2007 at 3:30 p.m. at 33/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, whereat the Board will, among other matters, approve the release of the interim results of PYI and its subsidiaries for the six months ended 30 September 2007 and consider the payment of an interim dividend.

By order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 4 December 2007

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph OBE, JP	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non- Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph GBS, JP	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited
（於百慕達註冊成立之有限公司）
（股份代號：498）

董事局會議召開日期

保華集團有限公司（「保華」）董事局（「董事局」）宣布，保華將於2007年12月14日（星期五）下午3時30分假座香港九龍觀塘鴻圖道51號保華企業中心33樓舉行董事局會議，董事局將於會上通過議案，其中包括批准刊發保華及其附屬公司截至2007年9月30日止六個月的中期業績，以及考慮派發中期股息。

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，2007年12月4日

於本公布日期當日，董事局成員包括：

周明權博士 OBE, JP	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 GBS, JP	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

* 僅資識別

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

CHANGE OF COMPANY SECRETARY, AUTHORISED REPRESENTATIVE AND AGENT FOR SERVICE OF PROCESS IN HONG KONG

The Board announces that with effect from 3 December 2007,

1. Ms. Wong Lai Kin, Elsa has resigned as the Company Secretary and simultaneously ceased to be the Authorised Representative, Service Agent as well as a member of the Company's Compliance Committee;
2. Ms. Mui Ching Hung, Joanna has been appointed as the Company Secretary, Authorised Representative and Service Agent; and
3. Mr. Wong Yiu Hung, currently the Qualified Accountant of the Company, will act as the alternate Authorised Representative to Ms. Mui instead of Ms. Wong.

The board of directors (the "Board") of PYI Corporation Limited (the "Company") announces that Ms. Wong Lai Kin, Elsa ("Ms. Wong") has resigned as secretary of the Company (the "Company Secretary") with effect from 3 December 2007. Consequential upon her resignation as the Company Secretary, Ms. Wong has ceased to be an authorised representative of the Company under rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Authorised Representative") and for accepting service of process and notices on the Company's behalf in Hong Kong under Part XI of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the "Service Agent").

Ms. Wong resigned for her new career pursuits and has already confirmed to the Board that there was no matter relating to her resignation that would need to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited. The Board would like to express its appreciation for Ms. Wong's valuable contributions to the Company during her term of services.

The Board is pleased to announce that with effect from 3 December 2007, Ms. Mui Ching Hung, Joanna ("Ms. Mui") has been appointed as the Company Secretary, Authorised Representative and Service Agent. Mr. Wong Yiu Hung, currently the Qualified Accountant of the Company, will act as the alternate Authorised Representative to Ms. Mui instead of Ms. Wong.

The Board would like to take this opportunity to welcome Ms. Mui on her new appointment.

On behalf of the Board
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 3 December 2007

As at the date of this announcement, the Board comprises:

Dr. Chow Ming Kuen, Joseph OBE, JP	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non- Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph GBS, JP	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited
(於百慕達註冊成立之有限公司)
(股份代號：498)

更換公司秘書、
授權代表及
在香港代表接受送達法律程序文件的代理人

董事局宣布自 2007 年 12 月 3 日起：
1. 黃麗堅小姐已辭去公司秘書職務，與此同時亦不再爲授權代表、代理人以及本公司法規委員會成員；
2. 梅靜紅小姐已獲委任爲公司秘書、授權代表及代理人；及
3. 本公司現任合資格會計師黃耀雄先生將作爲梅小姐而非黃小姐的替任授權代表。

保華集團有限公司（「本公司」）董事局（「董事局」）宣布，黃麗堅小姐（「黃小姐」）自2007年12月3日起已辭去本公司的公司秘書（「公司秘書」）職務。 隨着黃小姐請辭公司秘書一職，她便不再爲香港聯合交易所有限公司證券上市規則第3.05條所指之本公司授權代表（「授權代表」），及根據香港法例第32章公司條例第XI部代表本公司在香港接受送達法律程序文件與通知書之授權代理人（「代理人」）。

黃小姐爲了專注其個人事業的新發展而請辭，並已向董事局確認並無任何與其請辭有關之事宜，需知會本公司之股東及香港聯合交易所有限公司。 董事局對黃小姐於任職期間爲本公司所作的寶貴貢獻，深表謝意。

董事局欣然宣布自2007年12月3日起，梅靜紅小姐（「梅小姐」）已獲委任爲公司秘書、授權代表及代理人，本公司現任合資格會計師黃耀雄先生將作爲梅小姐而非黃小姐的替任授權代表。

董事局謹此歡迎梅小姐出任其新職位。

代表董事局
保華集團有限公司
副主席兼董事總經理
劉高原

香港，2007 年 12 月 3 日

於本公布發表日期， 董事局成員包括：

周明權博士 *OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生 *GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

* 僅資識別

PYI Corporation Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 498)

POSSIBLE MAJOR TRANSACTION ACQUISITION OF FURTHER INTEREST IN NANTONG PORT GROUP LIMITED

DELAY IN DESPATCH OF CIRCULAR

PYI has applied for a waiver from the strict compliance with Rules 14.38 and 14.40 of the Listing Rules to extend the despatch date of the Circular to a date no later than 18 December 2007.

Reference is made to the announcement issued by PYI Corporation Limited ("PYI" or the "Company") dated 2 November 2007 (the "Announcement") in relation to the acquisition of further interest in Nantong Port Group Limited, which constitutes a possible major transaction of the Company under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, a circular in relation to the Acquisition (the "Circular") is required to be sent to the PYI Shareholders within 21 days after the publication of the Announcement, that is, on or before 23 November 2007. As additional time is required for PYI to finalise the Circular, in particular, the preparation of the valuation report on land and properties held by the NTPG Group, the financial information of the NTPG Group and the pro forma assets and liabilities of the Group as a result of the Acquisition, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rules 14.38 and 14.40 of the Listing Rules to extend the despatch date of the Circular to a date no later than 18 December 2007.

By order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 23 November 2007

As at the date of this announcement, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph OBE, JP	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph GBS, JP	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

可能主要交易
收購南通港口集團有限公司
進一步權益

延遲寄發通函

保華已申請豁免嚴格遵守上市規則第14.38及14.40條之規定，以延長寄發通函日期至不遲於2007年12月18日。

謹茲提述保華集團有限公司（「保華」或「本公司」）於2007年11月2日刊發有關收購南通港口集團有限公司進一步權益（此事項根據上市規則構成一項本公司的可能主要交易）之公布（「該公布」）。除另有所指外，在此所用之詞彙與該公布所指之涵義相同。

按照上市規則第14.38及14.40條，本公司須在刊登該公布後21日內（即於2007年11月23日或之前）發送一份有關收購事項的通函予保華股東。然而，保華須編制在通函內的資料，尤其是南通港口集團所持有之土地及房產的估值報告、南通港口集團之財務資料及本集團因收購事項產生之備考資產及負債，需額外時間作最後整理，故此本公司已向聯交所申請豁免嚴格遵守上市規則第14.38及14.40條之規定，以延長寄發通函日期至不遲於2007年12月18日。

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，2007年11月23日

於本公布發表日期，本公司董事局成員如下：

周明權博士*OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生*GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PYI Corporation Limited ("PYI"), you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

PYI

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

POSSIBLE MAJOR TRANSACTION
ACQUISITION OF FURTHER INTEREST
IN NANTONG PORT GROUP LIMITED

Financial adviser to PYI Corporation Limited

Somerley Limited

A notice convening a special general meeting ("SGM") of PYI to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 4 January 2008 at 10:30 a.m. is set out on pages 176 to 177 of this circular. A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to the PYI's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

17 December 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition by PYI of the 12.32% interest currently held by SDIC Communications in NTPG, whether in whole or in part with Nantong SOA in proportion to their respective interest therein
"Announcement"	the announcement dated 2 November 2007 made by PYI regarding the Acquisition
"Board"	the board of Directors
"Cap"	the maximum price of RMB1 billion (equivalent to approximately HK$1.03 billion)
"connected person"	has the meaning ascribed to it under the Listing Rules
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Acquisition
"Directors"	directors of PYI
"Enlarged PYI Group"	the PYI Group and the NTPG Group
"Group" or "PYI Group"	PYI and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Joint Venture Agreement"	the joint venture agreement dated 1 November 2005 entered into among Nantong SOA, SDIC Communications and Paul Y. Corporation Limited (a wholly-owned subsidiary of PYI)
"Latest Practicable Date"	13 December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of the Listed Issuers as set out in Appendix 10 of the Listing Rules
"NTPG"	南通港口集團有限公司(Nantong Port Group Limited), a company incorporated in the PRC and in which the PYI Group holds a 45% equity interest as at the Latest Practicable Date
"Nantong SOA"	南通國有資產投資控股有限公司 (Nantong State-owned Assets Investment Holdings Limited), formerly known as 南通眾和控股有限公司(Nantong Zhonghe Holdings Limited), a company incorporated in the PRC with limited liability and wholly owned by State-owned Assets Supervision and Administration Commission of Nantong Provincial Government
"NTPG Group"	NTPG and its subsidiaries
"PRC"	the People's Republic of China, and for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

"PYI Shareholders"	holders of the Shares
"Relevant Interest"	the 12.32% equity interest in NTPG currently held by SDIC Communications
"RMB"	Renminbi, the lawful currency of the PRC
"SDIC Communications"	國投交通公司 (SDIC Communications Co.), a company incorporated in the PRC and a wholly-owned subsidiary of 國家開發投資公司 (State Development & Investment Corp.)
"SFO"	Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"SGM"	a special general meeting of PYI to be convened and held for the PYI Shareholders to consider and, if thought fit, approve, among other matters (if any), the grant of the mandate to the Board to proceed with the Acquisition (subject to the Cap) and the transactions contemplated thereunder
"Share(s)"	existing ordinary share(s) of HK$0.10 each in the issued share capital of PYI
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent

For the purpose of this circular, unless otherwise specified, the conversion of RMB into HK$ is based on the exchange rate of RMB1.00 to HK$1.03.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Independent Non-executive Directors:
Chow Ming Kuen, Joseph OBE, JP *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph GBS, JP
Li Chang An

Executive Director:
Lau Ko Yuen, Tom *(Deputy Chairman & Managing Director)*

Non-executive Director:
Chan Kwok Keung, Charles

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

17 December 2007

To the PYI Shareholders

Dear Sir or Madam,

POSSIBLE MAJOR TRANSACTION ACQUISITION OF FURTHER INTEREST IN NANTONG PORT GROUP LIMITED

INTRODUCTION

On 2 November 2007, the Board announced that PYI had been notified by SDIC Communications of its intention to dispose of the entire 12.32% equity interest held by it in NTPG, which is currently a 45% associate of PYI, through a public tender and bidding process. PYI intends to participate in this public process; and if necessary, to exercise its pre-emption right to match the price of the highest bidder in order to acquire the aforementioned 12.32% and make NTPG a subsidiary. The Board therefore would like the PYI Shareholders to grant it a mandate to proceed with the Acquisition at a maximum price of RMB1 billion (equivalent to approximately HK$1.03 billion).

The Acquisition by the PYI Group, if materialized, may constitute a major transaction for PYI under Chapter 14 of the Listing Rules and will be subject to, amongst other things, PYI Shareholders' approval.

The purpose of this circular is to provide you with details of the Acquisition and to give you the notice of the SGM.

THE ACQUISITION

The possible Acquisition

PYI has been notified by SDIC Communications of its intention to dispose of the Relevant Interest held by it in NTPG, currently a 45% associate of PYI, through a public listing and transaction process. PYI intends to participate in the public transaction process for the Relevant Interest; and if necessary, to exercise its pre-emption right under the Joint Venture Agreement to

match the price of the highest bidder in order to acquire the Relevant Interest and make NTPG a subsidiary. The Board therefore would like the PYI Shareholders to grant it a mandate to proceed with the Acquisition at a maximum price of RMB1 billion (equivalent to approximately HK$1.03 billion). The Acquisition by the PYI Group, if materialized, may constitute a major transaction for PYI under Chapter 14 of the Listing Rules.

Since NTPG is not a subsidiary of PYI and SDIC Communications holds no interest or directorship in the PYI Group save for its interest in NTPG, SDIC Communications and NTPG are not connected persons of PYI. The Directors confirm that to the best of their knowledge, information and belief, and having made all reasonable enquiries, save for its interests in the Acquisition and its existing interest in NTPG, SDIC Communications and its ultimate beneficial owner(s) are third parties independent of PYI and its connected persons.

Approvals and regulatory requirements

In accordance with the regulatory requirements relating to the sale of state-owned assets, SDIC Communications has to put forward the Relevant Interest held in NTPG for sale through a public listing and transaction process.

Pursuant to the relevant PRC regulations, the listing process is to be initiated by SDIC Communications through the appointment of 產權交易所 (Assets and Equity Exchange) (the "Equity Exchange") to make a public announcement that the Relevant Interest is listed for transfer. The Equity Exchange will prescribe the offer conditions as well as the qualifications of interested transferee in the listing announcement. No binding agreements can be signed between the Equity Exchange and any interested parties whether prior to or during the listing process. The listing period is to be determined by the Equity Exchange, with a minimum of 20 working days. If at the close of the listing period more than one qualified interested transferee registered for the Relevant Interest, it will be put up for a competition process which includes auction, tender/bidding, online auction and so on. If at the close of the listing period only one qualified interested transferee registered for the Relevant Interest, the parties are allowed to enter into agreement by way of negotiations on the basis of the consideration and terms set out in the listing announcement. As at the Latest Practicable Date, no Equity Exchange has issued any listing announcement or definite timetable regarding the transaction for the Relevant Interest.

Since there is no guarantee that the timetable to be released by the Equity Exchange will accommodate the time required by PYI to go through all necessary regulatory procedures and get the PYI Shareholders' approval before the submission of tender, PYI needs to obtain approval from the PYI Shareholders in advance in order to offer a committed price in its tender to be submitted or exercise its pre-emption right when the competition process becomes necessary, and to proceed with the Acquisition in a timely manner. Similarly, on the basis that no definite timetable regarding the tender/auction for the Relevant Interest is currently available and there is no meaningful estimate on when such a definite timetable from the Equity Exchange will be available, the Directors consider that it is fair and reasonable and in the interests of PYI to seek a mandate from the PYI Shareholders to proceed with the Acquisition within a period of twelve months commencing from the date of approval by the PYI Shareholders.

Basis for arriving at the Cap

For the purpose of obtaining the requisite mandate from the PYI Shareholders, the Cap, i.e. RMB1 billion (equivalent to approximately HK$1.03 billion) was arrived at after taking into consideration various factors including:

1. the proportionate net asset value of the NTPG Group (prepared in accordance with generally accepted accounting principles in the PRC) as shared by the Relevant Interest, i.e. around RMB128.3 million (equivalent to approximately HK$132.1 million) as at 31 December 2006;

2. the price to book ratios, ranging from 1.15 times to 8.43 times with an average of around 4 times, of 10 comparable listed companies in Hong Kong engaged in similar business of the NTPG Group;

3. the fact that the results of the NTPG Group will be consolidated into the PYI Group's accounts following completion of the Acquisition; and

4. a strategic need for inclusion of a buffer for the bidding process.

The Cap as compared to the PYI Group's total assets and the PYI's market capitalisation

The Cap represents only approximately 13.5% of the audited total assets of the PYI Group as at 31 March 2007 of approximately HK$7,621.4 million, or approximately 21% of the market capitalisation of PYI based on the closing price of the Shares as quoted on the Stock Exchange as at the Latest Practicable Date.

Basis of using price to book ratios to arrive at the Cap

The conventional basis of analysis, by reference to cash flow/earnings and book value, can offer guidance. However, the NTPG Group's historical financials in 2006 only reveal the operation performance of its start-up phase as capital injection of the PYI Group's existing 45% equity interest in the NTPG Group was completed in September 2006. Under such circumstances, the Directors believe that the traditional cash flow/earnings basis for valuation of mature port operations may not be applicable in the current case but price to book value in turn can be regarded as a reasonable valuation basis.

Based on the data as at 1 November 2007 sourced from the Stock Exchange and Bloomberg and to the Directors' best knowledge, 10 comparable listed companies in Hong Kong are engaged in ports and/or port-related businesses, which are similar to the business of the NTPG Group (the "**Comparables**"). It is noted that the price to book ratios range from approximately 1.15 times to 8.43 times as at 1 November 2007 (the trading day immediately prior to the Announcement), with an average of around 4 times. The Comparables with their respective descriptions are listed below:

Stock code	Name	Business nature	Net asset per respective 2007 interim report a *(HK$)*	Market price as at 1 Nov 2007 b *(HK$)*	Issued shares per respective 2007 interim report c	P/B ratio as at 1 Nov 2007 d=b*c/a
Companies engaged in ports and/or port-related businesses						
144	China Merchants Holdings (International) Company Limited	Ports operation, manufacturing of paint and container, toll road operation, property development and investment, and dealing in securities	23,938,000,000	55.45	2,389,097,168	5.53
316	Orient Overseas (International) Limited	International transportation and logistics, container terminals operations, commercial property, businesses in China and securities investment	34,161,114,000	81.50	625,793,297	1.49
517	COSCO International Holdings Limited	Provision of ship trading and supplying services and property investment and development	2,647,900,000	11.90	1,458,485,291	6.55
560	Chu Kong Shipping Development Company Limited	Shipping agency, river trade cargo direct shipment & transhipment, wharf cargo handling, cargo consolidation and godown storage, container hauling and trucking	1,562,612,000	1.99	900,000,000	1.15
598	Sinotrans Limited – H shares	Freight forwarding, express services, shipping agency services, storage and terminal services, marine transportation and trucking services	7,974,223,000	5.15	4,249,002,200	2.74

Stock code	Name	Business nature	Net asset per respective 2007 interim report a (HK$)	Market price as at 1 Nov 2007 b (HK$)	Issued shares per respective 2007 interim report c	P/B ratio as at 1 Nov 2007 d=b*c/a
1199	COSCO Pacific Limited	Managing and operating container terminals, container leasing, container management, logistics, container manufacturing, banking and their related businesses	19,018,763,400	24.00	2,240,669,298	2.83
1919	China COSCO Holdings Company Limited – H shares	Provision of container shipping, container terminal, container leasing and freight forwarding and shipping agency services across the container shipping value chain	35,776,463,930	33.80	8,919,337,000	8.43
2880	Dalian Port (PDA) Company Limited – H shares	Provision of terminal and logistics services for oil products and liquefied chemicals, terminal logistics services for containers, and port value-added services including tugging, pilotage, tallying and IT services	5,646,678,360	7.12	2,926,000,000	3.69
3378	Xiamen International Port Co., Ltd. – H shares	Container loading and unloading and storage business; bulk/general cargo loading and unloading business; ancillary value-added port services; and manufacturing and selling of building materials	3,456,977,670	2.90	2,726,200,000	2.29
3382	Tianjin Port Development Holdings Limited	Operate container terminal in China	3,172,066,000	8.03	1,787,100,000	4.52
		Average (Companies engaged in ports and/or port-related businesses)				**3.92**

The Cap, which represents around 7.8 times of the underlying book value (prepared in accordance with generally accepted accounting principles in the PRC), attributable to the Relevant Interest is within the range of valuations of the Comparables by reference to book values, although towards the top end. The NTPG Group is not listed, so it would be less liquid than the Comparables; but on the other hand, a premium may be attributed by the PYI Group as the Acquisition will allow the PYI Group to consolidate NTPG as a subsidiary. The Cap also allows some buffer for the bidding process. These aspects are discussed further below.

Reasons of setting the Cap

Given that the Announcement and this circular are publications available to the public, the Board considers that any reference made to the proposed tender price is undesirable and will offer unfair advantage to any competing bidders. Should approval be given by the PYI Shareholders, the Board will exercise its judgment to proceed with the Acquisition at a price determined with reference to the net asset value of the NTPG Group as well as its financials and future potentials, and a price that the Board considers to be in the best interests of PYI and the PYI Shareholders as a whole.

The current opportunity is in many ways unique to the PYI Group. The PYI Group announced its original investment for a 45% interest in NTPG in August 2005. The PYI Group has therefore already had a two-year period to become familiarized with the NTPG Group, thus reducing the risk of a further purchase, whereas other bidders will have a strictly limited time to assess the situation.

PYI wishes to have the flexibility of a cap at auction which takes into account the PYI Group's unique position and allows it to respond effectively to tactics which may be adopted by other bidders. There is no reason of course for PYI to pay a higher price than it needs when the auction occurs and PYI will not do so. Nevertheless, the Board believes that this is a strategic opportunity for the PYI Group which is unlikely to occur again. It would be against the PYI's interest to jeopardize such an opportunity if its options at auction were unnecessarily restricted. Consequently, the Board believes the Cap is a fair and reasonable figure from the point of view of the PYI Group.

The bidding mechanism

PYI can participate in the bidding process to directly bid for the Relevant Interest, and if necessary, exercise its pre-emption right under the Joint Venture Agreement to match the price of the highest bidder in order to acquire the Relevant Interest. If PYI chooses to exercise the pre-emption right and (i) there is more than one bidder but the other shareholder of NTPG, namely Nantong SOA does not exercise its pre-emption right to acquire the Relevant Interest, PYI can acquire the whole of the Relevant Interest at the same price offered by the highest bidder (the "Highest Price"); or (ii) there is more than one bidder and Nantong SOA also chooses to exercise its pre-emption right to acquire the Relevant Interest, PYI can only acquire the Relevant Interest in part with Nantong SOA, with consideration payable by each of them calculated based on the Highest Price prorated to their respective shareholding percentage in NTPG; or (iii) there is no bidder, consideration payable by the PYI Group is to be agreed between PYI and SDIC Communications, based on the terms set out in the listing announcement.

Under scenario (ii) as discussed above, PYI will acquire approximately 6.32% interest while Nantong SOA will acquire approximately 6.0% interest from SDIC Communications. Accordingly, the Cap for acquiring the 6.32% further interest by PYI will be determined on a proportional basis (HK$1.03 billion x 45% ÷ (45% + 42.68%)) which is equal to approximately HK$529 million.

PYI confirms that it will exercise its pre-emption right to acquire the Relevant Interest at the Highest Price only on the basis that the Directors consider the Highest Price is in the interests of PYI and its Shareholders as a whole.

INFORMATION ON NTPG

The NTPG Group is principally engaged in providing cargo loading and off-loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, which is located in Nantong, Jiangsu Province, China. In accordance with the Hong Kong Financial Reporting Standards, the registered capital of NTPG is approximately RMB966 million (equivalent to approximately HK$995 million), out of which approximately RMB435 million was contributed by the PYI Group for the subscription of its current 45% equity interest. Details of the PYI Group's investment for such a 45% equity interest in NTPG were set out in PYI's announcement dated 12 August 2005 and circular dated 22 August 2005.

As at the Latest Practicable Date, NTPG is owned as to 45% by the PYI Group, as to 42.68% by Nantong SOA and as to 12.32% by SDIC Communications. Assuming the PYI Group successfully acquires the entire Relevant Interest put up for sale by SDIC Communications, NTPG will be owned as to 57.32% by the PYI Group. However, if Nantong SOA also exercises its pre-emption right and the PYI Group just acquires a pro rata portion of the Relevant Interest, NTPG will be owned as to 51.32% by the PYI Group.

The following is a summary of the audited consolidated financial results of the NTPG Group for the two financial years ended 31 December 2005 and 2006 and the unaudited consolidated financial results of the NTPG Group for the nine months ended 30 September 2007, prepared in accordance with the Hong Kong Financial Reporting Standards:

	Nine months ended 30 September	**Year ended 31 December**	
	2007	**2006**	**2005**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	493,805	530,123	524,216
Profit/(loss) before tax	66,585	54,285	(356,318)
Profit/(loss) after tax	66,328	54,006	(383,844)

As at 31 December 2006 and 30 September 2007, the audited consolidated net asset value of the NTPG Group (prepared in accordance with the Hong Kong Financial Reporting Standards) were approximately RMB759.1 million and RMB836.4 million respectively (equivalent to approximately HK$781.9 million and HK$861.5 million respectively).

Below is the ownership structure of NTPG immediately before and after the completion of the Acquisition:

Before completion of the Acquisition


PYI Group
SDIC Communications
Nantong SOA
45%
12.32%
42.68%
NTPG

Immediately after completion of the Acquisition
(assuming acquisition of the Relevant Interest by the PYI Group in whole)


PYI Group
Nantong SOA
57.32%
42.68%
NTPG

Immediately after completion of the Acquisition
(assuming acquisition of the Relevant Interest pro rata to shareholding percentage)


PYI Group
Nantong SOA
51.32%
48.68%
NTPG

INFORMATION ON SDIC COMMUNICATIONS

SDIC Communications was incorporated under the laws of the PRC and is a wholly-owned subsidiary of 國家開發投資公司 (State Development & Investment Corp.), a state-owned investment holding company. The major operating business of SDIC Communications includes investment, management and construction of ports, toll roads, bridges and other investments in transportation related projects.

FINANCIAL EFFECTS OF THE ACQUISITION

The Directors intend to fund the consideration of the Acquisition by internal resources and, if necessary, bank financing of the PYI Group.

Following Completion, the results, assets and liabilities of NTPG will be consolidated into the financial statements of the PYI Group. As set out in the Appendix III to this circular, assuming that the final consideration for the Acquisition is equivalent to the Cap, i.e. RMB1 billion (equivalent to approximately HK$1.03 billion) and the Acquisition was completed on 30 September 2007, the proforma total assets would be increased by approximately HK$2,379 million, while the proforma total liabilities would be increased by approximately HK$1,695 million.

Save for the abovementioned, the Directors do not expect any other immediate significant financial effects arising from the Acquisition. Please refer to Appendix III of this circular for the details of the unaudited proforma statement of assets and liabilities of the Enlarged PYI Group.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The PYI Group is principally engaged in the business of development and investment in port and other infrastructure projects, land and property development and investment in association with port facilities, treasury investment and, through its subsidiary, Paul Y. Engineering Group Limited, comprehensive engineering and property-related services.

Upon Completion, whether in whole or pro rata with the other shareholder, NTPG will become an indirect subsidiary of PYI and the results of the NTPG Group will be consolidated into the PYI Group's accounts. Since the Acquisition will allow the PYI Group to have a larger share of return that the NTPG Group may have in the future, the Directors expect, in light of the recent business performance and profitability of the NTPG Group, the profitability of the PYI Group will be further enhanced as a result of the Completion.

MANAGEMENT DISCUSSION AND ANALYSIS ON NTPG

For the year ended 31 December 2004

Review of operations

The turnover and loss of the NTPG Group were approximately RMB439 million and RMB12 million respectively for the year ended 31 December 2004.

Segmental information

No geographical segment information was stated as the activities of the NTPG Group during the year were carried out in the PRC and all of its assets and liabilities were located in the PRC for the year ended 31 December 2004. No business segment information was stated as the NTPG Group was only engaged in the provision of port related logistics services during the year.

Significant investments, material acquisitions and disposals

The NTPG Group continued in 2004 to invest into a new bulk cargo terminal named Langshan Port Phase 3 (the "Project'), which would have 6 berths with a total quay length of over 700 metres.

Capital structure, liquidity and financial resources

The NTPG Group's bank balances and cash (including pledged bank balances) as at 31 December 2004 amounted to approximately RMB118 million and there were bank loans of approximately RMB410 million and other loans of approximately RMB116 million.

The NTPG Group generally financed its operations with internally generated cash flows, bank loans and other loans. All bank balances and cash, bank loans and other loans were denominated in RMB. All borrowings also bore fixed and variable rates, and repayable from less than two months to over three years, while other loans due for repayment by December 2006 only bore fixed interest rates. These loans with different maturities together bore effective interest rate of 6.54% for floating rate borrowings and 8% for fixed rate borrowings.

Contingent liabilities

The NTPG Group did not have any material contingent liabilities as at 31 December 2004.

Employees

The number of persons employed by the NTPG Group as at 31 December 2004 was 4,347, and they were all located in the PRC. The policy of employee remuneration, bonus and training was commensurate with performance and comparable to market rates. Total staff costs, including directors' remuneration, for the year ended 31 December 2004 amounted to approximately RMB163 million, in which retirement benefits scheme contribution of approximately RMB13 million was included.

Foreign currency exposure

The transactions of the NTPG Group were denominated in RMB. Therefore, there was no exposure to foreign currency fluctuation. The NTPG Group did not enter into any financial instrument for hedging purposes.

Pledge of assets

As at 31 December 2004, the NTPG Group had bank deposits of approximately RMB12 million, port equipment of approximately RMB14 million and leasehold land use rights of approximately RMB26 million pledged to secure banking facilities granted to the NTPG Group.

Gearing ratio

The gearing ratio was 134.4% (bank borrowings and other loans were expressed as a percentage of total equity).

Treasury policies

The NTPG Group consistently maintained a financial policy suitable to its needs and its operations were generally financed by its internal resources and banking facilities, when necessary.

Prospects and future plan

The NTPG Group would continue to engage in the provision of port services in the coming year. The NTPG Group would also constantly look for new commercial opportunities and aim to complete the Project by 2006.

For the year ended 31 December 2005

Review of operations

The turnover of the NTPG Group was approximately RMB524 million for the year ended 31 December 2005, representing an annual growth of 19.4% from approximately RMB439 million as at 31 December 2004. The loss of the NTPG Group after taxation was approximately RMB384 million for the year ended 31 December 2005, representing an annual growth of approximately 32 times from approximately RMB12 million as at 31 December 2004. Although revenue increased by 19.4% and administrative expenses decreased by 25.1% from approximately RMB223 million for the year ended 31 December 2004 to RMB167 million for the year ended 31 December 2005, the increase in loss was primarily caused by (i) the provision of restructuring expenses of approximately RMB219 million to streamline NTPG Group's operations; and (ii) the provision on a corporate guarantee of approximately RMB149 million given to a third party unrelated to the NTPG Group and subsequently liquidated.

Segmental information

No geographical segment information was stated as the activities of the NTPG Group during the year were carried out in the PRC and all assets and liabilities of the NTPG Group were located in the PRC for the year ended 31 December 2005. No business segment information was stated as the NTPG Group was only engaged in the provision of port related logistics services during the year.

Significant investments, material acquisitions and disposals

The NTPG Group continued the construction of the Project as at 31 December 2005. As a result, this contributed to the increase of property, plant and equipment by 40.8% from approximately RMB1,000 million as at 31 December 2004 to approximately RMB1,408 million as at 31 December 2005.

Capital structure, liquidity and financial resources

The NTPG Group's bank balances and cash (including pledged bank balances) as at 31 December 2005 amounted to approximately RMB323 million, representing an annual growth of 173.7% from approximately RMB118 million as at 31 December 2004. Out of this RMB323 million, approximately RMB156 million were denominated in Hong Kong dollar, while the rest were denominated in RMB.

Bank loans were denominated in RMB and increased by 27.6% from approximately RMB410 million as at 31 December 2004 to approximately RMB523 million as at 31 December 2005. Other loans were also denominated in RMB and increased by 6.9% from approximately RMB116 million as at 31 December 2004 to approximately RMB124 million as at 31 December 2005. Both loans mainly paid for the capital expenditure at the Project.

All borrowings also bore fixed and variable rates, and repayable from less than two months to over three years, while other loans bore only fixed interest rates, which were due for repayment by December 2006. These loans with different maturities together bore effective interest rate of 6.54% for floating rate borrowings and 8% for fixed rate borrowings.

The paid-in capital increased by 89.8% from approximately RMB362 million as at 31 December 2004 to approximately RMB687 million as at 31 December 2005 due to injection of paid-in capital by PYI, Nantong SOA and SDIC Communications at approximately RMB156 million, RMB131 million and RMB38 million respectively.

The NTPG Group therefore generally financed its operations with internally generated cash flows, bank loans, other loans and paid-in capital.

Contingent liabilities

The NTPG Group did not have any material contingent liabilities as at 31 December 2005 (2004: Nil).

Employees

The number of persons employed by the NTPG Group as at 31 December 2005 increased by 0.6% from 4,347 as at 31 December 2004 to 4,375 as at 31 December 2005 primarily due to the hiring of some graduates for the Project. All of the employees were located in the PRC. The policy of employee remuneration, bonus and training was commensurate with performance and comparable to market rates. Total staff costs, including directors' remuneration, for the year ended 31 December 2005 increased by 21.5% from approximately 163 million for the year ended 31 December 2004 to approximately RMB198 million for the year ended 31 December 2005, in which retirement benefits scheme contribution of approximately RMB16 million (2004: RMB13 million) was included.

Foreign currency exposure

The transactions of the NTPG Group were denominated in RMB, and was mainly exposed to Hong Kong dollar equivalent of approximately RMB156 million, which were subject to foreign exchange control. Therefore, the exposure to foreign currency fluctuation was only on Hong Kong dollar. The NTPG Group did not enter into any financial instrument for hedging purposes.

Pledge of assets

As at 31 December 2005, the NTPG Group had bank deposits of approximately RMB100 million, port equipment of approximately RMB86 million and leasehold land use rights of approximately RMB86 million (2004: bank deposits of RMB12 million, port equipment of RMB14 million and leasehold land use rights of RMB26 million) pledged to secure bank loans and banking facilities granted to the NTPG Group.

Gearing ratio

The gearing ratio was 158.7% (bank borrowings and other loans expressed as a percentage of total equity) (2004: 134.4%). The increase in gearing ratio was mainly due to the increase in bank loans newly raised during the year.

Treasury policies

The NTPG Group consistently maintained a financial policy suitable to its needs, and its operations were generally financed by its internal resources, paid-in capital and banking facilities, when necessary.

Prospects and future plan

The NTPG Group would continue to engage in the provision of port services in the coming year. The NTPG Group would also constantly look for new commercial opportunities and aim to complete the Project by 2006.

For the year ended 31 December 2006

Review of operations

The turnover of the NTPG Group increased moderately by 1.1% from approximately RMB524 million for the year ended 31 December 2005 to approximately RMB530 million for the year ended 31 December 2006. However, the profit after taxation of the NTPG Group went from a loss of approximately RMB384 million for the year ended 31 December 2005 to a record profit of approximately RMB54 million for the year ended 31 December 2006 primarily due to the non-recurrence of provision of restructuring expenses and corporate guarantee happened as at 31 December 2005 and a decrease of administrative expenses by 22.8% from approximately RMB167 million as at 31 December 2005 to approximately RMB129 million as at 31 December 2006 as a result of operational cost control and enhancement of work process.

Segmental information

No geographical segment information was stated as the activities of the NTPG Group during the year were carried out in the PRC and all assets and liabilities of the NTPG Group were located in the PRC for the year ended 31 December 2006. No business segment information was stated as the NTPG Group was only engaged in the provision of port related logistics services during the year.

Significant investments, material acquisitions and disposals

The NTPG Group continued the construction of the Project in 2006. As a result, this contributed to the increase of property, plant and equipment by 10.7% from approximately RMB1,408 million as at 31 December 2005 to approximately RMB1,559 million as at 31 December 2006.

Capital structure, liquidity and financial resources

The NTPG Group's bank balances and cash (including pledged bank balances) decreased by 60.7% from approximately RMB323 million as at 31 December 2005 to approximately RMB127 million as at 31 December 2006. Bank loans increased by 11.5% from approximately RMB523 million as at 31 December 2005 to approximately RMB583 million as at 31 December 2006 and other loans decreased from approximately RMB124 million as at 31 December 2005 to nothing as at 31 December 2006. The paid-in capital increased by 40.6% from approximately RMB687 million as at 31 December 2005 to approximately RMB966 million as at 31 December 2006 due to the capital injection from PYI amounted to a total of approximately RMB279 million.

The NTPG Group generally financed its operations with internally generated cash flows, bank loans and paid-in capital. All bank balances and cash, and bank loans were denominated in RMB. Borrowings also bore variable rates, and repayable from less than two months to over three years, while other loans which bore fixed interest rates were repaid in December 2006. Bank loans with different maturities bore effective interest rate of 6.48% for floating rate borrowings.

Contingent liabilities

The NTPG Group did not have any material contingent liabilities as at 31 December 2006 (2005: Nil).

Employees

Due to the retirement of some employees, the number of persons employed by the NTPG Group decreased by 6.0% from 4,375 as at 31 December 2005 to 4,112 as at 31 December 2006. All of the employees were located in the PRC. The policy of employee remuneration, bonus and training was commensurate with performance and comparable to market rates. Total staff costs, including directors' remuneration, for the year ended 31 December 2006 decreased by 4.5% from approximately RMB198 million for the year ended 31 December 2005 to approximately RMB189 million for the year ended 31 December 2006, in which retirement benefits scheme contribution of approximately RMB20 million (2005: RMB16 million) was included.

Foreign currency exposure

The transactions of the NTPG Group were denominated in RMB. Therefore, there was no exposure to foreign currency fluctuation. The NTPG Group did not enter into any financial instrument for hedging purposes.

Pledge of assets

As at 31 December 2006, the NTPG Group had leasehold land use rights of approximately RMB236 million (2005: bank deposits of RMB100 million, port equipment of RMB86 million and leasehold land use rights of RMB86 million) pledged to secure bank loans and banking facilities granted to the NTPG Group.

Gearing ratio

The gearing ratio dropped from 158.7% as at 31 December 2005 to 76.8% as at 31 December 2006 (bank borrowings and other loans expressed as a percentage of total equity) largely due to the total capital injection of approximately RMB279 million from PYI.

Treasury policies

The NTPG Group consistently maintained a financial policy suitable to its needs and its operations were generally financed by its internal resources, paid-in capital and banking facilities, when necessary.

Prospects and future plan

The NTPG Group would continue to engage in the provision of port services in the coming year. The NTPG Group would also constantly look for new commercial opportunities and expand in capacity when needed.

For the 9 months ended 30 September 2007

Review of operations

The turnover of the NTPG Group increased by 25.4% from approximately RMB394 million for the 9 months ended 30 September 2006 to approximately RMB494 million for the 9 months ended 30 September 2007. The profit after taxation of the NTPG Group increased by 65.0% from approximately RMB40 million for the 9 months ended 30 September 2006 to approximately RMB66 million for the 9 months ended 30 September 2007. The launch of the Project, which increased cargo throughput, and further operational improvement of internal management during the year were the main causes for the increase in both turnover and profit after taxation.

Segmental information

No geographical segment information was stated, as the activities of the NTPG Group during the period were carried out in the PRC and all assets and liabilities of the NTPG Group were located in the PRC for the 9 months ended 30 September 2007. No business segment information was stated as the NTPG Group was only engaged in the provision of port related logistics services during the period.

Significant investments, material acquisitions and disposals

The NTPG Group had no significant investments, material acquisitions and disposals during the period for the 9 months ended 30 September 2007.

Capital structure, liquidity and financial resources

The NTPG Group's bank balances and cash (including pledged bank balances) as at 30 September 2007 decreased by 46.5% from approximately RMB127 million as at 31 December 2006 to approximately RMB68 million as at 30 September 2007. Bank loans as at 30 September 2007 increased by 2.6% from approximately RMB583 million as at 31 December 2006 to approximately RMB598 million as at 30 September 2007.

The NTPG Group generally financed its operations with internally generated cash flows and bank borrowings. All bank balances and cash, and bank loans were denominated in RMB. Bank loans also bore variable rates, and repayable from three months to over three years. Bank loans with different maturities bore effective interest rate of 6.66% for floating rate borrowings.

Contingent liabilities

The NTPG Group did not have any material contingent liabilities as at 30 September 2007 (31 December 2006: Nil).

Employees

Due to the retirement of some employees, the number of persons employed by the NTPG Group decreased by 5.4% from 4,112 as at 31 December 2006 to 3,888 as at 30 September 2007. All of the employees were located in the PRC. The policy of employee remuneration, bonus and training was commensurate with performance and comparable to market rates. Total staff costs, including directors' remuneration, for the 9 months ended 30 September 2007 increased by 17.1% from approximately RMB129 million for the 9 months ended 30 September 2006 to RMB151 million for the 9 months ended 30 September 2007, including retirement benefits scheme contribution of approximately RMB17 million (9 months ended 30 September 2006: RMB13 million), an increase of bonus payment due to improved financial performance in 2007 and a reduction of staff headcount.

Foreign currency exposure

The transactions of the NTPG Group were denominated in RMB. Therefore, there was no exposure to foreign currency fluctuation. The NTPG Group did not enter into any financial instrument for hedging purposes.

Pledge of assets

As at 30 September 2007, the NTPG Group had port equipment of approximately RMB240 million and leasehold land use rights of approximately RMB232 million (31 December 2006: zero port equipment and leasehold land use rights of RMB236 million) pledged to secure bank loans and banking facilities granted to the NTPG Group. The increase in pledged assets was mainly for the securing of new banking facilities for capital needs at the Project during the year. The amount of unsecured banking facilities greatly decreased from approximately RMB120 million as at 31 December 2006 to approximately RMB70 million as at 30 September 2007.

Gearing ratio

The gearing ratio decreased from 76.8% as at 31 December 2006 to 71.5% as at 30 September 2007 (bank borrowings and other loans expressed as a percentage of total equity).

Treasury policies

The NTPG Group consistently maintained a financial policy suitable to its needs and its operations were generally financed by its internal resources and banking facilities, when necessary.

Prospects and future plan

The NTPG Group would continue to engage in the provision of port services in the coming year. The NTPG Group would also constantly look for new commercial opportunities and expand in capacity when needed.

LISTING RULES IMPLICATIONS

PYI currently does not have a definite timetable for the sale and purchase agreement or agreement(s) to be concluded in respect of the possible Acquisition. However, the Acquisition, if materialized, may constitute a major transaction for PYI under Chapter 14 of the Listing Rules and will be subject to, amongst other things, PYI Shareholders' approval at the SGM.

Since the final consideration cannot be ascertained at this stage owing to the special circumstances as previously discussed, PYI has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.34 and 14.40. Further announcement will be made by PYI if the final consideration of the Acquisition is ascertained after the bidding.

The SGM will be held to consider and, if thought fit, approve the grant of the mandate to the Board to proceed with the Acquisition (subject to the Cap) and the transactions contemplated thereunder. No PYI shareholders has to abstain from voting on the resolutions to be proposed at the SGM.

SPECIAL GENERAL MEETING

The SGM will be convened for the purpose of considering and, if thought fit, approving, among other matters (if any), the grant of the mandate to the Board to proceed with the Acquisition (subject to the Cap) and the transactions contemplated thereunder.

Set out on pages 176 to 177 is a notice convening the SGM to be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 4 January 2008 at 10:30 a.m.

A proxy form is also enclosed. Whether or not you intend to attend and vote at the SGM, please complete and return the enclosed proxy form in accordance with the instructions printed thereon to PYI's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the SGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the SGM or any adjourned meeting should you so wish.

PROCEDURES ON DEMANDING A POLL

Under bye-law 66 of the bye-laws of PYI, a resolution put to the vote of a general meeting shall be decided by poll if a poll is demanded:

(i) by the chairman of the meeting; or;

(ii) by at least three PYI Shareholders present or, in the case of a PYI Shareholder being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by a PYI Shareholder or PYI Shareholders present in person or, in the case of a PYI Shareholder being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all PYI Shareholders having the right to vote at the meeting; or

(iv) by a PYI Shareholder or PYI Shareholders present in person or, in the case of a PYI Shareholder being a corporation, by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the rules of the Stock Exchange by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent (5%) or more of the total voting rights at such meeting, and if on a show of hand a meeting votes in the opposite manner to that instructed in those proxies, provided that if it is approved from the total proxies held that a vote taken on a poll shall not reverse the vote taken on a show of hands, then the Director or Directors shall not be required to demand a poll.

A demand for poll must be made before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll.

RECOMMENDATION

The Board is of the opinion that to seek prior approval from the PYI Shareholders on the Acquisition by way of granting a mandate up to the Cap is fair and reasonable and is in the interest of PYI and the PYI Shareholders as a whole, as this will allow the PYI Group the flexibility to acquire the whole or a part of the Relevant Interest at a price determined by the Board to be in the best interests of PYI and the PYI Shareholders as a whole (which in any event will not exceed the Cap). Accordingly, the Board recommends the PYI Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the grant of the mandate to the Board to proceed with the Acquisition subject to the Cap.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information contained in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
PYI Corporation Limited
Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

1. FINANCIAL SUMMARY

The following is a summary of the published audited consolidated results of the Group for each of the three years ended 31 March 2007 and the audited assets and liabilities of the Group as at 31 March 2005, 31 March 2006 and 31 March 2007 (as extracted from the financial statements of the Company's annual reports for the years ended 31 March 2007 and 31 March 2006):

Consolidated Income Statement

	Year ended 31 March		
	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
		(restated)	(restated)
Turnover	4,781,678	3,540,484	3,588,015
Cost of sales	(4,502,108)	(3,185,938)	(3,363,119)
Gross profit	279,570	354,546	224,896
Other income	165,368	226,532	84,107
Administrative expenses	(238,936)	(188,890)	(196,920)
Distribution costs	(18,471)	–	–
Other expenses	(69,068)	(78,862)	(59,574)
Finance costs	(23,597)	(16,710)	(6,266)
Gain on disposal of investment properties	–	–	1,129
Gain on disposal of interest in an associate	5,067	–	–
Discount on acquisition of business	3,755	–	–
Gain on disposal of subsidiaries	–	60,756	–
Gain on partial disposal of subsidiaries	–	–	67,968
Gain on disposal and dilution of interests in associates	–	–	519,873
Reversal of impairment loss on interest in an associate	–	26,914	(182,087)
Share of results of associates	223,549	(17,184)	43,310
Share of results of jointly controlled entities	(642)	26	727
Profit before taxation	326,595	367,128	497,163
Taxation credit (charge)	50,552	(52,804)	23,772
Profit for the year	377,147	314,324	520,935
Attributable to:			
Equity holders of the Company as originally stated	345,665	310,487	521,920
Prior year adjustment	–	(31,626)	–
Equity holders of the Company as restated	345,665	278,861	521,920
Minority interests	31,482	35,463	(985)
	377,147	314,324	520,935
Distribution	369,668	998,070	40,717
	HK$	*HK$*	*HK$*
Earnings per share			
Basic	0.236	0.204	0.385
Diluted	0.233	0.203	0.385

Consolidated Balance Sheet

	At at 31 March		
	2007	**2006**	**2005**
	HK$'000	*HK$'000* (restated)	*HK$'000* (restated)
NON-CURRENT ASSETS			
Property, plant and equipment	528,203	35,800	237,278
Investment properties	–	–	455,000
Project under development	2,411,680	1,958,869	1,806,466
Properties under development	44,458	–	–
Prepaid lease payments	67,968	23,136	131,576
Goodwill	61,646	61,646	61,646
Other intangible assets	55,775	8,035	15,481
Interests in associates	710,234	411,457	381,209
Deposit for acquisition of an associate	–	160,211	–
Interests in jointly controlled entities	1,928	2,570	9,544
Available-for-sale investments	1,312	1,653	–
Investment securities	–	–	1,778
Loans receivable – due after one year	30,956	–	1,508
Amounts due from related companies – due after one year	–	–	779
Amount due from associates – due after one year	–	117,000	–
Deferred consideration receivable	6,597	10,223	–
Deferred tax assets	–	–	1,680
	3,920,757	2,790,600	3,103,945
CURRENT ASSETS			
Properties under development	82,732	–	–
Properties held for sale	–	78,245	91,278
Prepaid lease payments	1,766	575	3,190
Inventories	23,425	–	–
Loans receivable – due within one year	181,508	105,886	190,401
Amounts due from related companies – due within one year	150,099	251,852	346,102
Amounts due from associates – due within one year	187,314	227,776	168,683
Amounts due from customers for contract works	223,637	163,379	185,188
Debtors, deposits and prepayments	1,910,690	1,415,407	1,586,246
Conversion option embedded in loan receivable	1,427	–	–
Other investments	–	–	173,284
Investments held for trading	155,783	161,693	–
Taxation recoverable	2,942	1,605	7,506
Pledged bank deposits	42,601	118,622	–
Short term bank deposits	441,769	526,504	1,044,337
Bank balances and cash	294,997	139,534	210,219
	3,700,690	3,191,078	4,006,434

	2007 *HK$'000*	2006 *HK$'000* (restated)	2005 *HK$'000* (restated)
CURRENT LIABILITIES			
Amounts due to customers for contract works	1,038,548	429,615	435,198
Creditors and accrued expenses	1,157,990	899,829	1,076,195
Amounts due to jointly controlled entities	–	–	20,766
Amounts due to associates	17,429	3,678	2,804
Amounts due to minority shareholders	4,071	4,638	104,833
Loans from minority shareholders	–	123,439	–
Taxation payable	61,286	45,759	1,882
Bank and other borrowings – due within one year	597,386	400,158	289,960
	2,876,710	1,907,116	1,931,638
NET CURRENT ASSETS	823,980	1,283,962	2,074,796
TOTAL ASSETS LESS CURRENT LIABILITIES	4,744,737	4,074,562	5,178,741
NON-CURRENT LIABILITIES			
Loan from minority shareholders	–	–	241,000
Bank and other borrowings – due after one year	426,751	164,625	300,000
Deferred consideration payable	121,213	–	–
Deferred tax liabilities	947,924	900,000	923,020
	1,495,888	1,064,625	1,464,020
	3,248,849	3,009,937	3,714,721
CAPITAL AND RESERVES			
Share capital	149,171	137,880	136,920
Reserves	2,622,681	2,432,752	3,041,906
Equity attributable to equity holders of the Company	2,771,852	2,570,632	3,178,826
Share-based payment reserve of a subsidiary	981	137	–
Minority interests	476,016	439,168	535,895
TOTAL EQUITY	3,248,849	3,009,937	3,714,721

2. AUDITED FINANCIAL STATEMENTS

The following is the audited consolidated income statement of the Group for each of the two years ended 31 March 2007 and the audited consolidated balance sheet of the Group as at 31 March 2006 and 2007 together with the relevant notes ("Financial Statements"), as extracted from the Company's annual report for the year ended 31 March 2007.

Consolidated Income Statement
For the year ended 31 March 2007

	NOTES	**2007** *HK$'000*	**2006** *HK$'000* (restated)
Turnover	7	4,781,678	3,540,484
Cost of sales		(4,502,108)	(3,185,938)
Gross profit		279,570	354,546
Other income	9	165,368	226,532
Administrative expenses		(238,936)	(188,890)
Distribution costs		(18,471)	–
Other expenses	10	(69,068)	(78,862)
Finance costs	11	(23,597)	(16,710)
Gain on disposal of interest in an associate		5,067	–
Discount on acquisition of business	45	3,755	–
Gain on disposal of subsidiaries		–	60,756
Reversal of impairment loss on interest in an associate		–	26,914
Share of results of associates		223,549	(17,184)
Share of results of jointly controlled entities		(642)	26
Profit before taxation	14	326,595	367,128
Taxation credit (charge)	15	50,552	(52,804)
Profit for the year		377,147	314,324
Attributable to:			
Equity holders of the Company as originally stated		345,665	310,487
Prior year adjustment	2(a)	–	(31,626)
Equity holders of the Company as restated		345,665	278,861
Minority interests		31,482	35,463
		377,147	314,324
Distribution	16	369,668	998,070
		HK$	*HK$*
Earnings per share	17		
Basic		0.236	0.204
Diluted		0.233	0.203

Consolidated Balance Sheet
At 31 March 2007

	NOTES	**2007** *HK$'000*	**2006** *HK$'000* (restated)
NON-CURRENT ASSETS			
Property, plant and equipment	18	528,203	35,800
Project under development	20	2,411,680	1,958,869
Properties under development	21	44,458	–
Prepaid lease payments	22	67,968	23,136
Goodwill	23	61,646	61,646
Other intangible assets	24	55,775	8,035
Interests in associates	25	710,234	411,457
Deposit for acquisition of an associate	25(b)	–	160,211
Interests in jointly controlled entities	26	1,928	2,570
Available-for-sale investments	27	1,312	1,653
Loans receivable – due after one year	28	30,956	–
Amount due from an associate – due after one year	30	–	117,000
Deferred consideration receivable	31	6,597	10,223
		3,920,757	2,790,600
CURRENT ASSETS			
Properties under development	21	82,732	–
Properties held for sale		–	78,245
Prepaid lease payments	22	1,766	575
Inventories		23,425	–
Loans receivable – due within one year	28	181,508	105,886
Amounts due from related companies – due within one year	29	150,099	251,852
Amounts due from associates – due within one year	30	187,314	227,776
Amounts due from customers for contract works	32	223,637	163,379
Debtors, deposits and prepayments	33	1,910,690	1,415,407
Conversion option embedded in loan receivable	34	1,427	–
Investments held for trading	35	155,783	161,693
Taxation recoverable		2,942	1,605
Pledged bank deposits	36	42,601	118,622
Short term bank deposits	36	441,769	526,504
Bank balances and cash	36	294,997	139,534
		3,700,690	3,191,078
CURRENT LIABILITIES			
Amounts due to customers for contract works	32	1,038,548	429,615
Creditors and accrued expenses	37	1,157,990	899,829
Amounts due to associates	38	17,429	3,678
Amounts due to minority shareholders	39	4,071	4,638
Loans from minority shareholders	40	–	123,439
Taxation payable		61,286	45,759
Bank and other borrowings – due within one year	41	597,386	400,158
		2,876,710	1,907,116
NET CURRENT ASSETS		823,980	1,283,962
TOTAL ASSETS LESS CURRENT LIABILITIES		4,744,737	4,074,562

	NOTES	2007 HK$'000	2006 HK$'000 (restated)
NON-CURRENT LIABILITIES			
Bank and other borrowings – due after one year	41	426,751	164,625
Deferred consideration payable	45	121,213	–
Deferred tax liabilities	42	947,924	900,000
		1,495,888	1,064,625
		3,248,849	3,009,937
CAPITAL AND RESERVES			
Share capital	43	149,171	137,880
Reserves		2,622,681	2,432,752
Equity attributable to equity holders of the Company		2,771,852	2,570,632
Share-based payment reserve of a subsidiary		981	137
Minority interests		476,016	439,168
TOTAL EQUITY		3,248,849	3,009,937

Consolidated Statement of Changes in Equity
For the year ended 31 March 2007

	Attributable to the equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Share-based payment reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Share-based payment reserve of a subsidiary HK$'000	Minority interests HK$'000	Total HK$'000
At 31 March 2005, as originally stated	136,920	184,811	124,695	2,480,000	991	-	(561)	-	301,116	3,227,972	-	536,425	3,764,397
Effect of change in accounting policy *(note 2)*	-	-	-	-	-	-	-	-	232,917	232,917	-	-	232,917
At 1 April 2005, as restated	136,920	184,811	124,695	2,480,000	991	-	(561)	-	534,033	3,460,889	-	536,425	3,997,314
Exchange difference arising from translation of foreign operations	-	-	-	-	-	-	5,928	-	-	5,928	-	2,412	8,340
Decrease in fair value of available-for-sale investments	-	-	-	-	(1,343)	-	-	-	-	(1,343)	-	(303)	(1,646)
Share of other reserve of an associate	-	-	-	-	-	5,733	-	-	-	5,733	-	-	5,733
Share of translation reserve of an associate	-	-	-	-	-	-	(224)	-	-	(224)	-	-	(224)
Net (expense) income recognised directly in equity	-	-	-	-	(1,343)	5,733	5,704	-	-	10,094	-	2,109	12,203
Profit for the year (restated)	-	-	-	-	-	-	-	-	278,861	278,861	-	35,463	314,324
Total recognised (expense) income for the year	-	-	-	-	(1,343)	5,733	5,704	-	278,861	288,955	-	37,572	326,527
Transferred from capital reserve	-	-	-	(2,480,000)	-	-	-	-	2,480,000	-	-	-	-
Share repurchased and cancelled	(1,052)	(13,426)	-	-	-	-	-	-	-	(14,478)	-	-	(14,478)
Recognition of equity-settled share-based payment expense	-	-	-	-	-	-	-	4,945	-	4,945	137	-	5,082
Issue of shares under share option scheme	1	29	-	-	-	-	-	(5)	-	25	-	-	25
Issue of shares under scrip dividend schemes	2,011	(2,011)	-	-	-	-	-	-	-	-	-	-	-
Credit arising on scrip dividends	-	-	-	-	-	-	-	-	29,931	29,931	-	-	29,931
Share issue expenses	-	(274)	-	-	-	-	-	-	-	(274)	-	-	(274)
Distribution	-	-	-	-	-	-	-	-	(998,070)	(998,070)	-	-	(998,070)
Dividend distributed by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(18,169)	(18,169)
Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	10,525	10,525
Scrip dividends distributed by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	3,313	3,313
Acquisition of additional interests in subsidiaries	-	-	-	(201,291)	-	-	-	-	-	(201,291)	-	(130,498)	(331,789)
At 31 March 2006, as restated	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	4,940	2,324,755	2,570,632	137	439,168	3,009,937

	Attributable to the equity holders of the Company												
	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Investment revaluation reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Share-based payment reserve HK$'000	Retained profits HK$'000	Sub-total HK$'000	Share-based payment reserve of a subsidiary HK$'000	Minority interests HK$'000	Total HK$'000
At 1 April 2006, as restated	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	4,940	2,324,755	2,570,632	137	439,168	3,009,937
Exchange difference arising from translation of foreign operations	-	-	-	-	-	-	54,168	-	-	54,168	-	27,800	81,968
Decrease in fair value of available-for-sale investments	-	-	-	-	(238)	-	-	-	-	(238)	-	(103)	(341)
Share of translation reserve of associates	-	-	-	-	-	-	15,167	-	-	15,167	-	-	15,167
Share of other reserve of associates	-	-	-	-	-	2,019	-	-	-	2,019	-	-	2,019
Net (expense) income recognised directly in equity	-	-	-	-	(238)	2,019	69,335	-	-	71,116	-	27,697	98,813
Profit for the year	-	-	-	-	-	-	-	-	345,665	345,665	-	31,482	377,147
Release upon disposal of interest in associates	-	-	-	-	-	(2,991)	(218)	-	-	(3,209)	-	-	(3,209)
Total recognised (expense) income for the year	-	-	-	-	(238)	(972)	69,117	-	345,665	413,572	-	59,179	472,751
Transfer of reserve of an associate	-	-	-	-	-	33	-	-	(33)	-	-	-	-
Shares repurchased and cancelled	(200)	(4,181)	-	-	-	-	-	-	-	(4,381)	-	-	(4,381)
Recognition of equity-settled share-based payment expense	-	-	-	-	-	-	-	22,181	-	22,181	1,088	-	23,269
Issue of shares under share option scheme	3,657	59,597	-	-	-	-	-	(5,096)	-	58,158	-	-	58,158
Release upon lapse of vested share options	-	-	-	-	-	-	-	(63)	63	-	-	-	-
Issue of shares under share option scheme by a subsidiary	-	-	-	-	-	-	-	-	-	-	(244)	1,744	1,500
Issue of shares under scrip dividend schemes	984	(984)	-	-	-	-	-	-	-	-	-	-	-
Issue of shares upon acquisition of additional interests in subsidiaries	6,850	192,701	-	-	-	-	-	-	-	199,551	-	-	199,551
Credit arising on scrip dividends	-	-	-	-	-	-	-	-	24,477	24,477	-	-	24,477
Share issue expenses	-	(635)	-	-	-	-	-	-	-	(635)	-	-	(635)
Distribution	-	-	-	-	-	-	-	-	(369,668)	(369,668)	-	-	(369,668)
Dividend distributed by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	(17,547)	(17,547)
Contribution from minority shareholders	-	-	-	-	-	-	-	-	-	-	-	48,761	48,761
Scrip dividends distributed by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	5,472	5,472
Acquisition of additional interests in subsidiaries	-	-	-	(142,035)	-	-	-	-	-	(142,035)	-	(60,761)	(202,796)
At 31 March 2007	149,171	415,627	124,695	(343,326)	(590)	4,794	74,260	21,962	2,325,259	2,771,852	981	476,016	3,248,849

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve represents the fair value in the underlying assets and liabilities that attributable to the additional interests in subsidiaries acquired by the Group.

Consolidated Cash Flow Statement
For the year ended 31 March 2007

	2007 *HK$'000*	2006 *HK$'000* (restated)
OPERATING ACTIVITIES		
Profit before taxation	326,595	367,128
Adjustments for:		
Finance costs	23,597	16,710
Gain on disposal of subsidiaries	–	(60,756)
Loss (gain) on disposal of property, plant and equipment	977	(19,927)
Gain on disposal of interest in an associate	(5,067)	–
Reversal of impairment loss on interest in an associate	–	(26,914)
Share of results of associates	(223,549)	17,184
Share of results of jointly controlled entities	642	(26)
Release of prepaid lease payments	1,031	2,677
Amortisation of intangible assets	490	–
Depreciation of property, plant and equipment	21,779	29,180
Increase in fair value of listed investments held for trading	(83,444)	(636)
Decrease in fair value of conversion option embedded in loan receivable	1,650	–
Increase in fair value of derivative financial instruments	–	(17,895)
Increase in fair value of investment properties	–	(85,400)
Share-based payment expense	23,083	5,082
Interest income	(42,444)	(26,096)
Impairment loss on receivables	18,628	15,000
Reversal of impairment loss on receivables	(30,324)	(14,173)
Discount on acquisition of business	(3,755)	–
Operating cash flows before movements in working capital	29,889	201,138
Increase in project under development	(290,888)	(136,179)
Decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation	553,472	23,017
Decrease (increase) in properties held for sale	78,245	(73,295)
(Increase) decrease in loans receivable	(72,759)	85,196
Increase in inventories	(23,425)	–
(Increase) decrease in debtors, deposits and prepayments	(511,224)	145,421
Decrease in amounts from related companies	115,017	95,029
Decrease (increase) in amounts from associates	167,848	(59,093)
Decrease in investments held for trading	82,605	12,227
Increase (decrease) in creditors and accrued expenses	237,139	(130,435)
Decrease in amounts due to jointly controlled entities	–	(20,766)
Increase in amounts due to associates	13,751	874
Cash generated from operations	379,670	143,134
Hong Kong Profits Tax paid	(3,296)	(2,296)
Hong Kong Profits Tax refunded	–	4,175
Overseas tax paid	(892)	(192)
NET CASH FROM OPERATING ACTIVITIES	375,482	144,821

	NOTES	2007 HK$'000	2006 HK$'000 (restated)
INVESTING ACTIVITIES			
Acquisition of business	45	(369,262)	-
Acquisition of interests in associates		(278,520)	-
Increase in properties under development		(125,996)	-
Additions to property, plant and equipment		(50,077)	(14,580)
Acquisition of additional interests in subsidiaries		(7,800)	(60,185)
Additions to prepaid lease payments		(383)	-
Decrease (increase) in pledged bank deposits		76,021	(118,622)
Interest received		42,070	25,921
Proceeds from disposal of interest in an associate		26,055	-
Dividend received from associates		4,790	12,573
Repayment of deferred consideration receivable		4,000	-
Proceeds from disposal of property, plant and equipment		1,973	49,192
Proceeds from disposal of other intangible assets		115	-
Acquisition of subsidiaries, net of cash and cash equivalents acquired	46	-	(200)
Deposit paid for acquisition of an associate		-	(160,211)
Disposal of subsidiaries, net of cash and cash equivalents disposed of	47	-	782,240
Dividend received from a jointly controlled entity		-	7,000
NET CASH (USED IN) FROM INVESTING ACTIVITIES		(677,014)	523,128
FINANCING ACTIVITIES			
New bank and other borrowings raised		1,198,106	557,183
Proceeds from issue of shares		58,158	25
Contribution from minority shareholders		50,261	10,525
Repayment of bank and other borrowings		(850,715)	(575,376)
Interest paid		(39,808)	(27,787)
Loan repaid to a minority shareholder		(31,821)	(217,756)
Dividends paid to equity holders of the Company		(19,531)	(968,139)
Dividends paid to minority shareholders of a subsidiary		(12,075)	(14,856)
Share repurchase		(4,381)	(14,478)
Repayment of amounts due to minority shareholders		(3,597)	-
Share issue expenses		(635)	(274)
NET CASH FROM (USED IN) FINANCING ACTIVITIES		343,962	(1,250,933)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		42,430	(582,984)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		7,866	1,450
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		666,038	1,247,572
CASH AND CASH EQUIVALENTS CARRIED FORWARD		716,334	666,038
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		441,769	526,504
Bank balances and cash		294,997	139,534
Bank overdrafts		(20,432)	-
		716,334	666,038

Notes to the Consolidated Financial Statements
For the year ended 31 March 2007

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The addresses of the registered office and its principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 57.

2. CHANGE IN ACCOUNTING POLICY

Prior to 1 April 2006, purchase of additional interest in a subsidiary was recognised by calculating the goodwill or discount as the difference between the consideration paid for the additional interest acquired and the carrying amount of the net assets of the subsidiary attributable to the acquired interest. In the current year, management reassessed the Group's accounting policy on purchase of additional interest in a subsidiary. The Company has changed its accounting policy for recognising such acquisition. Under the new accounting policy, the Group revalues, at the date of acquisition, all of the identifiable assets and liabilities of the subsidiary to fair value and recognises the fair value change attributable to the acquired interest by charging such amount to the capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's relevant interest, based on the fair value of all identifiable assets and liabilities of the subsidiary. The directors consider that this policy (fair value for all transactions under business combinations and acquisitions of additional interests in subsidiaries) presents a more meaningful information based on the nature of the underlying operations of the subsidiary.

This change in accounting policy had no impact on the profit for the current year.

Prior year adjustments were made to account for the change in accounting policy for the year ended 31 March 2006 in respect of the acquisition of an additional 15% interest in subsidiaries investing in Yangkou Port. The financial effects of the change in accounting policy are summarised as follows:

(a) Effects on the result for the prior year:

	2006 *HK$'000*
Profit attributable to equity holders of the Company, originally stated	310,487
Decrease in recognition of discount on acquisition of additional interest in subsidiaries	(8,461)
Decrease in fair value of derivative financial instruments	(23,165)
Decrease in profit for the year	(31,626)
Profit attributable to equity holders of the Company, as restated	278,861

(b) **Effects on the consolidated balance sheet as at 1 April 2005:**

	As at 1.4.2005 (originally stated)	Effect of change in accounting policy	As at 1.4.2005 (restated)
	HK$'000	*HK$'000*	*HK$'000*
Effects on asset:			
Derivative financial instruments	20,792	232,917	253,709
Effects on equity:			
Retained profits	301,116	232,917	534,033

3. **APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")**

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for the Group's financial year from 1 April 2006 to 31 March 2007. The adoption of the new HKFRSs has no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC) – Int 8	Scope of HKFRS 2[3]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[4]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[5]
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions[6]
HK(IFRIC) – Int 12	Service Concession Arrangements[7]

[1] *Effective for annual periods beginning on or after 1 January 2007*
[2] *Effective for annual periods beginning on or after 1 January 2009*
[3] *Effective for annual periods beginning on or after 1 May 2006*
[4] *Effective for annual periods beginning on or after 1 June 2006*
[5] *Effective for annual periods beginning on or after 1 November 2006*
[6] *Effective for annual periods beginning on or after 1 March 2007*
[7] *Effective for annual periods beginning on or after 1 January 2008*

4. **SIGNIFICANT ACCOUNTING POLICIES**

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange ("Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries/business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Acquisition of additional interests in subsidiaries

On acquisition of additional interest in a subsidiary, the difference between the fair values and the carrying values of the underlying assets and liabilities attributable to the additional interest in a subsidiary acquired is charged to capital reserve. Goodwill or discount arising on the purchase of the additional interest is calculated as the difference between the additional cost of the interest acquired and the increase in the Group's interest, based on the fair value of all identifiable assets and liabilities of the subsidiary.

Goodwill

Goodwill arising on acquisitions of a subsidiary or an associate represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary or associate at the date of acquisition. Such goodwill is carried at cost less any identified impairment loss.

For the purposes of impairment testing, goodwill arising from an acquisition of a subsidiary is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of

each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

Capitalised goodwill arising on acquisition of a subsidiary/business is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate which is accounted for using the equity method is included in the cost of the investment of the associate and is assessed for impairment as part of the investment.

On subsequent disposal of a subsidiary/business, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

Discount on acquisition

A discount on acquisition arising on an acquisition of a subsidiary/business/additional interest in a subsidiary represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the acquisition. Discount on acquisition is recognised immediately in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Project under development/properties under development under current asset

Project under development and properties under development under current asset which are held for future sale are stated at the lower of cost and net realisable value. Cost includes the cost of land/sea use rights, development expenditure, borrowing costs capitalised and other direct attributable expenses.

Properties under development under non-current asset

Properties under development for purpose not yet determined are carried in the consolidated financial statements at cost less any identified impairment loss. Cost of properties under development includes, where appropriate, interest capitalised. No depreciation has been provided for properties under development.

Prepaid lease payments

The up-front payments to acquire leasehold interest in land or sea are accounted for as operating leases and are stated at cost and released over the lease term on a straight-line basis.

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Interests in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interest that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of other intangible assets below).

Other intangible assets

On initial recognition, other intangible assets acquired separately other than from business combinations are recognised at cost. After initial recognition, other intangible assets with indefinite useful lives are carried at cost less any identified impairment loss.

Other intangible assets with finite useful lives are carried at cost less accumulated amortisation and identified impairment loss.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Other intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of such intangible assets is estimated to be less than its carrying amount, the carrying amount of the other intangible assets is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of such intangible assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for that other intangible assets in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories, including gas for sales and consumables, are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method. Net realisable value is based on estimated selling prices in the ordinary course of business less the estimated costs necessary to make the sale.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified as loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market price. The accounting policies adopted are set out below:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including bank deposits, bank balances, loans receivable, deferred consideration receivable, debtors and amounts due from related companies/associates) are carried at amortised cost using the effective interest method, less any identified impairment loss. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss

previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities

The Group's financial liabilities (including creditors, amounts due to associates/minority shareholders, loans from minority shareholders, deferred consideration payable and bank and other borrowings) are measured at amortised cost, using the effective interest method, subsequent to initial recognition.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are deemed as financial assets/liabilities held for trading and are recognised in profit or loss as they arise.

Derivative embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with change in fair value recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

Impairment (other than goodwill and intangible asset with indefinite lives)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Variations in contract work and claims are included to the extent that they have been agreed with the customer. Provision is made for expected losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Project management service income and facilities management service income is recognised when services are provided.

Revenue from distribution of liquefied petroleum gas ("LPG") is recognised when goods are delivered and title has passed.

Revenue from sale of properties is recognised upon the execution of a binding sales agreement.

Revenue from sale of securities is recognised when the sale contract becomes unconditional.

Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Service income is recognised at the time when services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, when employees have rendered service entitling them to the contributions.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Share-based payment transactions

In relation to share options granted and vested before 1 April 2005, the Group did not recognise the financial effect of those share options until they were exercised.

For share options granted to directors and employees of the Group after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share-based payment reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognised in profit or loss with a corresponding adjustment to share-based payment reserve. At the time when the share options are exercised, the amount previously recognised in share-based payment reserve will be transferred to share premium. When the share options are forfeited after vesting date or are still not exercised at the expiry date, the amount previously recognised in share-based payment reserve will be transferred to retained profits.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the process of applying the Group's accounting policies, management has made various estimates based on past experiences, expectations of the future and other information. The key sources of estimation uncertainty that may significantly affect the amounts recognised in the consolidated financial statements are disclosed below.

Deferred tax asset

At 31 March 2007, a deferred tax asset in relation to unused tax losses of HK$734,000,000 has not been recognised in the Group's consolidated balance sheet due to unpredictability of future profit streams on those subsidiaries. In cases where the actual future profits generated by those subsidiaries are more than expected, a material deferred tax credit would be recognised in the consolidated income statement in the period in which the tax losses are utilised.

6. FINANCIAL INSTRUMENTS

6a. Financial risk management objectives and policies

The Group's major financial instruments include bank deposits, bank balances, debtors, loans receivable, available-for-sale investments, investments held for trading, conversion option, creditors, amounts due from (to) associates/related companies/minority shareholders, loans from minority shareholders and bank and other borrowings. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below:

(a) Market risk

(i) Interest rate risk

The Group's exposure to fair value interest rate risk relates primarily to the fixed-rate debt obligations, including bank and other borrowings. For the variable-rate borrowings, it is exposed to cash flow interest rate risk. The Group's interest-bearing financial assets (including loans receivable, amounts due from associates/related companies and bank balances) have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest.

The Group has not entered into interest rate hedging contracts. However, management monitors closely the interest rate exposure and will consider using interest rate swap should the need arise.

(ii) Currency risk

Foreign currency risk is the risk that the value of a monetary item will fluctuate because of changes in foreign exchange rates. Certain receivables of the Group are denominated in foreign currencies such as Australian dollars ("A$") which expose the Group to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

(iii) Other price risk

The Group is exposed to equity security price risk on its available-for-sale and held for trading investments. Management manages this exposure by maintaining a portfolio of investments with different risk profiles.

(b) Credit risk

The Group's principal financial assets are bank deposits and bank balances, loans receivable, debtors and amounts due from related companies/associates.

The credit risk on bank deposits and bank balances is limited because the counterparties are banks with good reputation.

The Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge obligations by the counterparties is:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and
- the amount of contingent liabilities as disclosed in note 50.

In order to minimise the credit risk, management has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews regularly the recoverable amount of each individual debtor to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

Due to the fact that there are only a few major property developers in Hong Kong, the Group has significant concentration of credit risk in a few customers and significant concentration of credit risk by geographic location in Hong Kong. In view of their credit standings, good payment record in the past and long term relationships with the Group, the directors of the Company consider that the Group's credit risk is minimal. At the balance sheet date, the outstanding balances from the five largest customers amounted to approximately HK$541,617,000.

With respect to credit risk arising from amounts due from related companies and associates, the Group's exposure to credit risk arising from default of counterparties is limited as the counterparties have a good credit standing and the Company does not expect any significant loss for uncollected advances from these entities.

(c) *Liquidity risk*

The objective of the Group is to maintain a balance between the continuity of funding and the flexibility through the use of bank and other borrowings. In addition, banking facilities have been put in place for general funding purposes.

6b. Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and
- the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, the fair value of a non-option derivative is estimated using discounted cash flow analysis and the applicable yield curve. For option-based derivatives, option pricing models are adopted.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

7. TURNOVER

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, service income from facilities management, revenue from LPG distribution, property rental and related income, income from loans receivable, dividend income from investments and gross proceeds from sale of securities/properties during the year and is analysed as follows:

	2007	**2006**
	HK$'000	*HK$'000*
Revenue from construction contracts	4,325,799	3,075,871
Sale of securities	137,966	297,678
Revenue from LPG distribution	110,414	–
Income from loans receivable	77,466	86,129
Sale of properties	98,000	8,759
Facilities management service income	17,204	5,516
Project management service income	9,375	26,776
Dividend income from listed investments held for trading	2,819	3,024
Property rental and related income	2,635	36,731
	4,781,678	3,540,484

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions, namely management contracting, project management, facilities management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

In the previous year, the Group's operations were organised into seven segments, namely building construction, civil engineering, project management, facilities management, port and infrastructure development, treasury investment and property investment. During the year, management has reorganised the operating segments by grouping the building construction and civil engineering segments into the management contracting segment. Comparative segment information has been restated accordingly.

Business segment information for the year ended 31 March 2007 is presented below:

	Management contracting	Project management	Facilities management	Port and infrastructure development and logistics	LPG distribution	Treasury investment	Property investment	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER									
External sales	4,325,799	9,375	17,204	-	110,414	218,251	100,635	-	4,781,678
Inter-segment sales	1,596	12,215	7,423	1,264	-	-	-	(22,498)	-
	4,327,395	21,590	24,627	1,264	110,414	218,251	100,635	(22,498)	4,781,678
RESULTS									
Segment results	58,733	2,797	(3,008)	(14,472)	3,304	173,680	13,863	-	234,897
Unallocated expenses									(158,878)
Interest income									42,444
Finance costs									(23,597)
Discount on acquisition of business	-	-	-	-	3,755	-	-	-	3,755
Gain on disposal of interest in an associate	-	-	-	-	-	5,067	-	-	5,067
Share of results of associates	1,299	681	-	149,717	-	-	71,852	-	223,549
Share of results of jointly controlled entities	(642)	-	-	-	-	-	-	-	(642)
Profit before taxation									326,595
Taxation credit									50,552
Profit for the year									377,147

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

At 31 March 2007

	Management contracting HK$'000	Project management HK$'000	Facilities management HK$'000	Port and infrastructure development and logistics HK$'000	LPG distribution HK$'000	Treasury investment HK$'000	Property investment HK$'000	Consolidated HK$'000
ASSETS								
Segment assets	1,966,433	23,329	4,246	3,161,018	308,674	678,049	51,729	6,193,478
Interests in associates	29,038	3,376	-	605,179	-	-	72,641	710,234
Interests in jointly controlled entities	1,928	-	-	-	-	-	-	1,928
Unallocated assets								715,807
Total assets								7,621,447
LIABILITIES								
Segment liabilities	1,844,278	1,845	2,265	665,139	33,712	2,769	346	2,550,354
Unallocated liabilities								1,822,244
Total liabilities								4,372,598
OTHER INFORMATION								
Capital additions attributable to segment	19,418	46	1,300	401,552	128,491	-	336	551,143
Unallocated capital additions								3,743
								554,886
Depreciation and amortisation attributable to segment	5,853	4	169	10,085	3,529	44	1	19,685
Unallocated depreciation and amortisation								2,584
								22,269
Impairment loss on receivables	615	-	-	-	-	18,000	-	18,615
Unallocated amount								13
								18,628
Loss on disposal of property, plant and equipment	979	-	-	-	-	-	-	979
Unallocated amount								(2)
								977
Reversal of impairment loss on receivables	-	-	-	-	-	30,324	-	30,324

Business segment information for the year ended 31 March 2006 is presented below:

	Management contracting HK$'000	Project management HK$'000	Facilities management HK$'000	Port and infrastructure development HK$'000	Treasury investment HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000 (restated)
TURNOVER								
External sales	3,075,871	26,776	5,516	-	386,831	45,490	-	3,540,484
Inter-segment sales	283	-	1,471	-	3,481	15,515	(20,750)	-
	3,076,154	26,776	6,987	-	390,312	61,005	(20,750)	3,540,484
RESULTS								
Segment results	120,209	16,049	1,593	-	79,922	12,161	-	229,934
Unallocated other income								82,289
Unallocated expenses								(128,288)
Interest income								26,096
Finance costs								(16,710)
Increase in fair value of derivative financial instruments	-	-	-	17,895	-	-	-	17,895
Increase in fair value of investment properties	-	-	-	-	-	85,400	-	85,400
(Loss) gain on disposal of subsidiaries	(4,456)	-	-	-	-	58,462	-	54,006
Gain on disposal of subsidiaries not attributable to segment								6,750
Reversal of impairment loss on interest in an associate	-	-	-	-	26,914	-	-	26,914
Share of results of associates	1,043	1,106	-	-	(27,949)	629	-	(25,171)
Share of results of associates not attributable to segment								7,987
Share of results of jointly controlled entities	26	-	-	-	-	-	-	26
Profit before taxation								367,128
Taxation charge								(52,804)
Profit for the year								314,324

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

At 31 March 2006

	Management contracting HK$'000	Project management HK$'000	Facilities management HK$'000	Port and infrastructure development HK$'000	Treasury investment HK$'000	Property investment HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	1,414,854	45,980	3,639	2,254,969	960,849	78,494	4,758,785
Interests in associates	32,366	2,564	–	–	375,899	628	411,457
Interests in jointly controlled entities	2,570	–	–	–	–	–	2,570
Unallocated assets							808,866
Total assets							5,981,678
LIABILITIES							
Segment liabilities	1,210,817	5,283	1,895	263,278	96,136	43,674	1,621,083
Unallocated liabilities							1,350,658
Total liabilities							2,971,741
OTHER INFORMATION							
Capital additions attributable to segment	5,175	204	63	3,782	2,595	1,008	12,827
Unallocated capital additions							2,726
							15,553
Depreciation and amortisation attributable to segment	13,680	75	34	–	1,329	7,693	22,811
Unallocated depreciation and amortisation							6,369
							29,180
Impairment loss on receivables	-	–	–	–	15,000	–	15,000
Gain on disposal of property, plant and equipment	19,953	–	-	-	–	–	19,953
Unallocated amount							(26)
							19,927
Reversal of impairment loss on receivables	–	–	–	–	14,173	–	14,173

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong and Macau (the "PRC") , Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	2007 *HK$'000*	2006 *HK$'000*
Hong Kong	3,086,507	3,113,854
Macau	1,561,006	389,050
The PRC	134,165	37,580
	4,781,678	3,540,484

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Capital additions**	
	2007 *HK$'000*	**2006** *HK$'000*	**2007** *HK$'000*	**2006** *HK$'000*
Hong Kong	1,734,243	2,134,102	16,952	8,841
Macau	709,855	142,293	–	–
The PRC	3,749,380	2,482,390	534,191	3,986
	6,193,478	4,758,785	551,143	12,827

9. OTHER INCOME

	2007 *HK$'000*	**2006** *HK$'000* (restated)
Interest income	42,070	25,921
Imputed interest income on deferred consideration receivable	374	175
Recovery of interest and legal expenses in connection with a court action against the vendor of a former associate	–	82,289
Reversal of impairment loss on receivables	30,324	14,173
Increase in fair value of listed investments held for trading	83,444	636
Increase in fair value of derivative financial instruments	–	17,895
Increase in fair value of investment properties	–	85,400
Net exchange gain	5,712	–
Others	3,444	43
	165,368	226,532

10. OTHER EXPENSES

	2007 *HK$'000*	2006 *HK$'000*
Impairment loss on receivables	18,628	15,000
Decrease in fair value of conversion option embedded in loan receivable	1,650	–
Penalty of interest charged on capital gain tax in connection with disposal of a former associate	–	46,500
Accruals of withholding tax on dividend income in connection with a former investment	45,415	–
Net exchange loss	–	16,428
Others	3,375	934
	69,068	78,862

11. FINANCE COSTS

	2007 *HK$'000*	2006 *HK$'000*
Borrowing costs on:		
Bank borrowings wholly repayable within five years	23,349	17,763
Bank borrowings not wholly repayable within five years	8,706	–
Loan from a minority shareholder	155	8,392
Others	7,598	1,632
	39,808	27,787
Less: Amount capitalised in respect of contracts in progress	(3,307)	(2,685)
Amount capitalised in respect of project under development	(11,710)	(8,392)
Amount capitalised in respect of properties under development	(1,194)	–
	23,597	16,710

The capitalised borrowing costs represent the actual borrowing costs incurred by the entities invested in the project and properties during the year.

12. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to each of the seven (2006: nine) directors are as follows:

Name of directors	Fees *HK$'000*	Salaries and other benefits *HK$'000*	Discretionary bonus *HK$'000*	Retirement benefit scheme contributions *HK$'000*	Share-based payment *HK$'000*	Total *HK$'000*
2007						
Lau Ko Yuen, Tom	360	4,300	–	319	5,402	10,381
Chan Kwok Keung, Charles	320	–	–	–	–	320
Chow Ming Kuen, Joseph	787	–	–	–	–	787
Kwok Shiu Keung, Ernest	380	–	–	–	–	380
Chan Shu Kin	439	–	–	–	–	439
Leung Po Wing, Bowen Joseph	227	–	–	–	1,174	1,401
Li Chang An	68	–	–	–	1,274	1,342
	2,581	4,300	–	319	7,850	15,050

2006

Lau Ko Yuen, Tom	200	2,700	836	180	-	3,916
Chan Fut Yan	4	1,053	-	105	-	1,162
Chau Mei Wah, Rosanna	4	1,053	-	105	-	1,162
Cheung Hon Kit	4	-	-	-	-	4
Chan Kwok Keung, Charles	180	368	-	37	-	585
Chow Ming Kuen, Joseph	488	-	-	-	-	488
Kwok Shiu Keung, Ernest	312	-	-	-	-	312
Chan Shu Kin	308	-	-	-	-	308
Cheung Ting Kau, Vincent	4	-	-	-	-	4
	1,504	5,174	836	427	-	7,941

The above discretionary bonus is performance related incentive payment determined by reference to the results of the Group.

None of the directors has waived any emoluments during the year.

13. EMPLOYEES' EMOLUMENTS

The five highest paid individuals in the Group for the year included one director (2006: one director) of the Company, details of whose emoluments are set out in note 12 above.

The aggregate emoluments of the remaining four (2006: four) highest paid individuals, who are employees of the Group, are as follows:

	2007 *HK$'000*	**2006** *HK$'000*
Salaries and other benefits	8,120	6,141
Discretionary bonus	1,102	2,996
Retirement benefit scheme contributions	154	159
Share-based payment expense	3,645	926
	13,021	10,222

Their emoluments were within the following bands:

	Number of employees	
	2007	**2006**
HK$2,000,001 to HK$2,500,000	2	2
HK$2,500,001 to HK$3,000,000	-	2
HK$3,000,001 to HK$3,500,000	1	-
HK$5,000,001 to HK$5,500,000	1	-
	4	4

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

14. PROFIT BEFORE TAXATION

	2007 HK$'000	2006 HK$'000
Profit before taxation has been arrived at after charging:		
Amortisation of intangible assets (included in distribution costs)	490	–
Auditor's remuneration	6,340	3,914
Cost of inventories recognised as an expense	174,652	5,149
Cost of construction works recognised as an expense	4,192,824	2,879,762
Depreciation of property, plant and equipment *(note (a) below)*	21,779	29,180
Impairment loss on debtors (included in administrative expenses)	–	12,161
Loss on disposal of property, plant and equipment	977	–
Operating lease rentals in respect of:		
Premises	16,925	2,423
Plant and machinery	1,134	1,252
Release of prepaid lease payments	1,031	2,677
Share of taxation of associates (included in share of results of associates)	16,206	193
Staff costs *(note (b) below)*	151,386	118,589
and after crediting:		
Gain on disposal of investments held for trading	6,028	13,818
Gain on disposal of property, plant and equipment	–	19,927
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$1,924,000 (2006: HK$14,557,000)	–	22,174
Plant and machinery	17	539
Total interest income	100,714	107,482

Notes:

	2007 HK$'000	2006 HK$'000
(a) Depreciation of property, plant and equipment:		
Amount provided for the year	24,255	34,591
Less: Amount capitalised in respect of contracts in progress	(1,491)	(4,106)
Amount capitalised in respect of project under development	(973)	(1,305)
Amount capitalised in respect of properties under development	(12)	–
	21,779	29,180

	2007 *HK$'000*	2006 *HK$'000*
(b) Staff costs:		
Directors' emoluments *(Note 12)*	15,050	7,941
Other staff costs:		
Salaries and other benefits	321,167	252,361
Retirement benefit scheme contributions, net of forfeited contributions of HK$1,808,000 (2006: HK$2,854,000)	10,263	7,288
Share-based payment expense	15,233	5,082
	361,713	272,672
Less: Amount capitalised in respect of contracts in progress	(202,805)	(150,856)
Amount capitalised in respect of project under development	(6,495)	(3,227)
Amount capitalised in respect of properties under development	(1,027)	-
	151,386	118,589

15. TAXATION (CREDIT) CHARGE

	2007 *HK$'000*	2006 *HK$'000*
The (credit) charge comprises:		
Hong Kong Profits Tax:		
Current year	4,325	4,101
(Over)underprovision in prior years	(268)	1,877
	4,057	5,978
Overseas taxation:		
Current year	9,109	3,332
(Over)underprovision in prior years	(565)	40,000
	8,544	43,332
Deferred taxation *(Note 42)*	(63,153)	3,494
Taxation attributable to the Company and its subsidiaries	(50,552)	52,804

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The taxation (credit) charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2007 *HK$'000*	2006 *HK$'000* (restated)
Profit before taxation	326,595	367,128
Tax at Hong Kong Profits Tax rate of 17.5% (2006: 17.5%)	57,154	64,247
Tax effect of share of results of associates/jointly controlled entities	(39,008)	3,003
Tax effect of expenses not deductible for tax purpose	24,305	23,666
Tax effect of income not taxable for tax purpose	(22,174)	(64,823)
Tax effect of tax losses not recognised	19,170	12,572
Tax effect of other deductible temporary difference not recognised	3,053	2,087
Tax effect of utilisation of tax losses previously not recognised	(22,747)	(23,225)
Tax effect of utilisation of other deductible temporary difference previously not recognised	(1,158)	(9,207)
Decrease in deferred tax liability resulting from change in tax rate enacted in March 2007 of certain subsidiaries	(62,666)	–
Tax effect of different tax rates of subsidiaries operating in other jurisdictions	(5,648)	2,607
(Over)underprovision in prior years	(833)	41,877
Taxation (credit) charge for the year	(50,552)	52,804

Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. Foreign enterprises which are entitled to special incentives will be given concessions throughout a 5-year transition period, if applicable. Management has assessed this change in tax law on the Group's results of operations and financial position and the impact on deferred taxation has set out in note 42.

Details of the deferred taxation are set out in note 42.

16. DISTRIBUTION

	2007 *HK$'000*	2006 *HK$'000*
Dividends recognised as distributions to equity holders of the Company during the year:		
Interim dividend paid for 2007 – HK1.5 cents (2006: HK1.5 cents) per share	22,069	20,513
Special cash dividend paid for 2006 – HK70.0 cents per share	–	957,177
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited – HK22.2 cents (2006: Nil) per share	325,660	–
Final dividend paid for 2006 – HK1.5 cents (2005: HK1.5 cents) per share	21,939	20,380
	369,668	998,070
Dividends proposed in respect of current year:		
Final dividend proposed for 2007 – HK1.5 cents (2006: HK1.5 cents) per share	22,393	21,969

Of the distribution made during the year, approximately HK$15,595,000 (2006: HK$13,194,000) and HK$8,882,000 (2006: HK$16,737,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 18 September 2006 and 11 January 2007 in respect of the final dividend for the year ended 31 March 2006 and the interim dividend for the six months ended 30 September 2006, respectively, and were credited to the retained profits of the Company during the year.

On 4 May 2006, the directors of the Company resolved to declare a special dividend by way of distribution ("PYI Distribution Scheme") of the value derived from the Group's divestment of China Strategic Holdings Limited ("China Strategic", an associate of the Group as at 31 March 2006) to the Company's shareholders whose names appeared on the register of members of the Company on 26 May 2006 upon the completion of the group restructuring of China Strategic ("Group Restructuring").

On 19 May 2006, China Strategic completed the Group Restructuring which involved (i) the transfer of all its subsidiaries carrying on property development and investment holding business and investing in vessels for sand mining and all associates carrying on manufacturing and marketing of tires and providing package tour, travel and other related services to Group Dragon Investments Limited ("GDI"); and (ii) the distribution in specie of shares in GDI ("GDI Shares") to its shareholders, including the Group, on the basis of one GDI Share for every China Strategic consolidated share held.

Upon completion of the Group Restructuring, the Group was entitled to receive 129,409,897 GDI Shares and Hanny Holdings Limited ("Hanny", a then substantial shareholder of China Strategic and a related company of the Group) made a voluntary offer ("GDI Offer") to the shareholders of GDI to acquire all the GDI Shares on the basis of either (a) 1 share in Hanny ("Hanny Share") plus HK$1.8 in cash for every 5 GDI Shares; or (b) a 2% 5-year convertible bond issued by Hanny with face value of HK$15 each ("Hanny Bonds") for every 5 GDI Shares.

Under the PYI Distribution Scheme, for every 500 shares held, the Company's shareholders were entitled to receive the value derived from 40 GDI Shares in the form of either (a) 8 Hanny Shares plus HK$14.4 in cash; or (b) 8 Hanny Bonds.

Based on the election of the Company's shareholders on 16 June 2006, the Company announced that holders of approximately 311,232,201 shares and 1,153,100,543 shares in the Company elected for Hanny Shares plus cash and for Hanny Bonds, respectively. Consequently, the Company accepted the GDI Offer in respect of the entire 129,409,897 GDI Shares held by it and distributed to its shareholders special dividend in respect of 117,143,920 GDI Shares. These GDI shares entitled the shareholders to receive in total the following:

(a) an aggregate of 4,979,616 Hanny Shares plus HK$8,963,000 in cash; and

(b) an aggregate face value of HK$276,737,000 Hanny Bonds.

The directors consider that the fair value of a GDI Share, when liquidated in the form of Hanny Bond, is HK$2.78 by reference to the valuation report dated 19 May 2006 prepared by RHL Appraisal Limited, an independent valuer not connected with the Group. As such, the special dividend is equivalent to about HK22.2 cents per share of the Company.

Details of the above transactions were set out in the Company's circular and announcement dated 29 May 2006 and 16 June 2006, respectively.

The amount of the final dividend proposed for the year ended 31 March 2007, which will be in the form of scrip with a cash option, has been calculated by reference to the 1,492,848,407 issued shares as at the date of this report.

17. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2007 *HK$'000*	2006 *HK$'000* (restated)
Earnings attributable to equity holders of the Company for the purposes of basic and diluted earnings per share	345,665	278,861

	2007 *Number of shares*	2006 *Number of shares*
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,462,372,940	1,367,759,328
Effect of dilutive potential ordinary shares:		
Share options	19,042,143	2,861,857
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,481,415,083	1,370,621,185

The following table summarised the impact on basic and diluted earnings per share for the year ended 31 March 2006 as a result of change in accounting policy:

	Basic *HK$*	Diluted *HK$*
Reported figures before adjustments	0.227	0.227
Adjustments arising from the change in accounting policy	(0.023)	(0.024)
Restated	0.204	0.203

18. PROPERTY, PLANT AND EQUIPMENT

	Buildings HK$'000	Plant and machinery HK$'000	LPG equipment HK$'000	Motor vehicles and vessels HK$'000	Furniture, fixtures and computer equipment HK$'000	Total HK$'000
COST						
At 1 April 2005	90,558	387,160	-	89,179	140,766	707,663
Exchange realignment	20	-	-	82	59	161
On disposal of subsidiaries	(89,678)	(23,667)	-	(62,584)	(70,413)	(246,342)
Additions	-	4,447	-	4,650	5,483	14,580
Disposals	-	(309,615)	-	(5,880)	(3,885)	(319,380)
At 31 March 2006	900	58,325	-	25,447	72,010	156,682
Exchange realignment	1,192	-	9,940	699	156	11,987
On acquisition of business	45,891	-	393,626	18,127	-	457,644
Additions	18,895	13,062	194	9,286	8,640	50,077
Disposals	(792)	(9,106)	-	(1,562)	(2,035)	(13,495)
At 31 March 2007	66,086	62,281	403,760	51,997	78,771	662,895
DEPRECIATION						
At 1 April 2005	15,192	325,786	-	32,825	96,582	470,385
Exchange realignment	2	-	-	8	7	17
Provided for the year	1,445	13,833	-	7,922	11,391	34,591
Eliminated on disposal of subsidiaries	(16,438)	(15,500)	-	(17,837)	(44,221)	(93,996)
Eliminated on disposals	-	(280,813)	-	(5,655)	(3,647)	(290,115)
At 31 March 2006	201	43,306	-	17,263	60,112	120,882
Exchange realignment	9	-	-	54	37	100
Provided for the year	1,414	5,076	10,828	2,959	3,978	24,255
Eliminated on disposals	(223)	(8,051)	-	(1,206)	(1,065)	(10,545)
At 31 March 2007	1,401	40,331	10,828	19,070	63,062	134,692
CARRYING AMOUNT						
At 31 March 2007	64,685	21,950	392,932	32,927	15,709	528,203
At 31 March 2006	699	15,019	-	8,184	11,898	35,800

The above items of property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Buildings	Over the remaining period of the relevant leases or fifty years, whichever is shorter
Plant and machinery	10%
LPG equipment	5% - 10%
Motor vehicles and vessels	5% – 20%
Furniture and fixtures	8% – 20%
Computer equipment	20% – 33$^{1}/_{3}$%

The carrying amount of buildings are analysed as follows:

	2007 *HK$'000*	2006 *HK$'000*
Buildings erected on long-term leasehold land in the PRC	91	135
Buildings erected on medium-term leasehold land in the PRC	64,594	564
	64,685	699

19. INVESTMENT PROPERTIES

	2007 *HK$'000*	2006 *HK$'000*
FAIR VALUE		
Balance brought forward	–	455,000
Increase in fair value during the year	–	85,400
Disposals	–	(540,400)
Balance carried forward	–	–

20. PROJECT UNDER DEVELOPMENT

	2007 *HK$'000*	2006 *HK$'000*
Land and sea use rights	1,747,484	1,649,337
Development costs	664,196	309,532
	2,411,680	1,958,869

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain parcels of land from the sea for development for future sale. According to the land/sea use certificates, the land/sea use rights are granted for a term of not less than 50 years commencing 2004.

21. PROPERTIES UNDER DEVELOPMENT

	2007	2006
	HK$'000	*HK$'000*
At 1 April, at cost	–	–
Expenditure incurred during the year *(Note)*	127,190	–
At 31 March, at cost	127,190	–
Represented by:		
Amount shown under non-current assets	44,458	–
Amount shown under current assets	82,732	–
	127,190	–

The amount relates to certain property development projects located in Jiangsu Province, the PRC.

Note: The expenditure included a payment of HK$107,176,000 for lease of land in Jiangsu Province.

22. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent land in the PRC and Hong Kong held under medium-term leases and are analysed for reporting purposes as follows:

	2007	2006
	HK$'000	*HK$'000*
Non-current assets	67,968	23,136
Current assets	1,766	575
	69,734	23,711

23. GOODWILL

For the purpose of impairment testing, the carrying amount of goodwill at 31 March 2007 has been allocated to building construction unit as a cash generating unit ("CGU").

The recoverable amount of the above CGU has been determined based on value in use calculations. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next two years and extrapolates cash flows for the following five years with a steady growth rate of 5%. The rate used to discount the forecast cash flows is 8%. The value in use calculations is calculated based on the budgeted gross margin, which is determined using the CGU's past performance and management's expectations for the market development.

24. OTHER INTANGIBLE ASSETS

	Motor vehicles registration marks HK$'000 (Note a)	Club membership in Hong Kong HK$'000 (Note a)	Fair value adjustment on leasehold land HK$'000 (Note b)	Rights of operation HK$'000 (Note c)	Customer base HK$'000 (Note d)	Total HK$'000
COST						
At 1 April 2005	3,059	12,422	–	–	–	15,481
Arising on acquisition of subsidiaries	973	–	–	–	–	973
Disposal of subsidiaries	(3,059)	(5,360)	–	–	–	(8,419)
At 31 March 2006	973	7,062	–	–	–	8,035
Disposal	(115)	–	–	–	–	(115)
Arising on acquisition of business	–	–	9,210	35,923	2,032	47,165
Exchange realignment	–	–	233	907	51	1,191
At 31 March 2007	858	7,062	9,443	36,830	2,083	56,276
AMORTISATION						
Provided for the year	–	–	112	358	20	490
Exchange realignment	–	–	–	10	1	11
At 31 March 2007	–	–	112	368	21	501
CARRYING VALUE						
At 31 March 2007	858	7,062	9,331	36,462	2,062	55,775
At 31 March 2006	973	7,062	–	–	–	8,035

Notes:

(a) The assets have indefinite useful life. The directors are of the opinion that the club membership and motor vehicles registration marks are at least their carrying amounts.

(b) The amount represents the fair value adjustment on leasehold land in Wuhan, the PRC and the amount is to be amortised on the same basis as the related prepaid lease payments.

(c) Rights of operation represent the fair value of rights to operate LPG business in Wuhan, the PRC. The rights of operation are amortised on a straight-line basis over the operation period of 50 years.

(d) Customer base represents the fair value of customers relationship acquired for LPG business through acquisition of business. The amortisation is on a straight-line basis over 10 years.

25. INTERESTS IN ASSOCIATES

	2007 *HK$'000*	2006 *HK$'000* (restated)
Cost of investments in associates, less impairment:		
Listed shares in Hong Kong *(note (a))*	–	513,192
Unlisted investments *(note (b))*	503,716	64,985
	503,716	578,177
Share of post-acquisition profits (losses), net of dividends received	206,518	(166,720)
	710,234	411,457
Market value of listed shares in Hong Kong	–	258,820

Notes:

(a) The listed shares in Hong Kong represented the Group's 29.36% equity interest in China Strategic as at 31 March 2006. The Group's share of net assets in China Strategic at 31 March 2006 was calculated based on the net assets of China Strategic at 31 December 2005 as shown in its latest published annual report.

On 14 March 2006, China Strategic, Hanny and certain other parties announced the Group Restructuring (see Note 16), and the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party for the disposal of a 15.32% equity interest in China Strategic (the "Disposal") by each of the Company and Hanny for a consideration of HK$26,055,000 each. Details of the Group Restructuring of China Strategic and the declaration by the Company of an in specie distribution of the value derived from the Group's divestment of China Strategic to the Company's shareholders are set out in note 16.

Upon the completion of the Disposal, the Group's interest in China Strategic decreased from 29.36% to 14.04%. Accordingly, the Group's interest in the shares of China Strategic was classified as investments held for trading.

(b) The unlisted investment includes the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a sino-foreign joint venture enterprise registered in the PRC as at 31 March 2007. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC. According to an agreement entered into by the Group on 12 August 2005 to participate into the assets reorganisation of Nantong Port Group (the "Assets Reorganisation Agreement"), the Group would inject approximately RMB435 million (approximately HK$433,569,000) in cash into Nantong Port Group in return for a 45% interest in its registered capital.

At 31 March 2006, Nantong Port Group had not accomplished certain major conditions prescribed in the Assets Reorganisation Agreement, including the assets reorganisation and net assets value due diligence review of Nantong Port Group. As stipulated in the Assets Reorganisation Agreement and certain supplementary agreements entered into with the Nantong Port Group, the Group was not entitled to appropriation of results and voting power of Nantong Port Group until injection of all committed capital contribution into Nantong Port Group. In this regard, the amount incurred and paid to Nantong Port Group of approximately HK$160,211,000 as at 31 March 2006 should be reclassified from interests in associates to deposit for acquisition of an associate. Comparative figures have been restated accordingly and had no material impact on the profit for the year 31 March 2006. Such amount represented an earnest money deposit paid by the Group to Nantong Port Group at 31 March 2006.

In September 2006, upon fulfilment of certain conditions as stated in the Assets Recognisation Agreement, the Group had completed the capital contribution and recognised Nantong Port Group as an associate. Discount arising on the acquisition of approximately HK$144,679,000, being the excess in the Group's share of the fair value of Nantong Port Group's net identifiable assets over the cost of acquisition, has been recognised in the consolidated income statement in the determination of the Group's share of results of Nantong Port Group during the current year.

The financial year end date of one of the principal associates is 31 December and it is the latest financial information that available to the Group. Accordingly, the Group's share of interest in this principal associate at 31 March 2007 is calculated based on the net assets of it at 31 December 2006 and the post-acquisition results.

Summarised financial information in respect of that associate is set out below:

	HK$'000
Post-acquisition results:	
Turnover	129,383
Profit for the year	12,011
Group's share of profit	5,405

	31.12.2006 *HK$'000*
Financial position:	
Total assets	2,668,100
Total liabilities	(1,333,452)
Minority interests	(364)
Net assets	1,334,284
Group's share of the associate's net assets	600,428

The combined summarised financial information in respect of the Group's other associates is set out below:

	2007 *HK$'000*	2006 *HK$'000* (restated)
Financial position:		
Total assets	451,533	2,171,338
Total liabilities	(272,901)	(476,899)
Minority interests	(2,016)	(330,255)
Net assets	176,616	1,364,184
Group's share of associates' net assets	109,806	411,457
Post-acquisition results:		
Turnover	26,513	73,894
Profit (loss) for the year	150,795	(93,006)
Group's share of profit (loss) of associates for the year	73,465	(17,184)

The Group has discontinued recognition of its share of loss of one of the associates. The amounts of unrecognised share of loss of that associate, extracted from the relevant management accounts of the associate, both for the year and cumulatively, are as follows:

	2007 *HK$'000*	2006 *HK$'000*
Unrecognised share of profit (loss) of the associate for the year	1,591	(8,955)
Accumulated unrecognised share of losses of the associate	(51,000)	(52,591)

Particulars of the Group's principal associates at 31 March 2007 are set out in note 57(b).

26. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2007 *HK$'000*	2006 *HK$'000*
Cost of unlisted investments in jointly controlled entities	–	–
Share of post-acquisition profits, net of dividends received	1,928	2,570
	1,928	2,570

The combined summarised financial information in respect of the Group's jointly controlled entities is set out below:

	2007 *HK$'000*	2006 *HK$'000*
Total assets	11,437	9,607
Total liabilities	(7,580)	(4,466)
Net assets	3,857	5,141
Group's share of net assets of jointly controlled entities	1,928	2,570
Turnover	7,798	5,481
(Loss) profit for the year	(1,283)	62
Group's share of (loss) profit of jointly controlled entities for the year	(642)	26

Particulars of the Group's principal jointly controlled entity at 31 March 2007 are set out in note 57(c).

27. AVAILABLE-FOR-SALE INVESTMENTS

	2007 *HK$'000*	2006 *HK$'000*
Listed equity securities		
in Hong Kong	732	1,064
in overseas	580	589
	1,312	1,653
Market value of listed securities	1,312	1,653

28. LOANS RECEIVABLE

	2007 HK$'000	2006 HK$'000
The amounts bear interest at the following rates:		
Interest free	1,508	1,508
2% per annum *(Note)*	30,956	–
15% per annum	150,000	–
20% per annum	30,000	–
0.25% over HKBLR	–	100,000
2% over HKBLR	–	4,378
Total amount	212,464	105,886
Less: Amount due within one year shown under current assets	(181,508)	(105,886)
Amount due after one year	30,956	–
Analysed as:		
Secured	181,508	1,508
Unsecured	30,956	104,378
	212,464	105,886

* Hong Kong Best Lending Rate ("HKBLR") represents Hong Kong Dollar Best Lending Rate as quoted by a designated bank.

Note: During the year, the Group subscribed a convertible bond with an aggregate face value of HK$36,858,000 as a result of the Group Restructuring in note 16. The coupon interest of the convertible bond is 2% per annum with maturity in June 2011. The carrying amount represents the debt element of the convertible bond. The amount recognised is based on the valuation performed by Greater China Appraisal Limited ("GCA"), an independent professional valuer not connected with the Group, using an effective interest rate of 6.47% per annum.

29. AMOUNTS DUE FROM RELATED COMPANIES

	2007 HK$'000	2006 HK$'000
Unsecured loans receivable:		
Subsidiaries of ITC Corporation Limited ("ITC") *(note (a) below)*	141,401	–
Associate of ITC *(note (a) below)*	–	183,046
Associates of China Strategic *(note (a) below)*	–	47,270
Other related companies *(note (b) below)*	–	854
	141,401	231,170
Other receivables:		
Associate of ITC *(note (a) below)*	489	15,807
Associates of China Strategic *(note (a) below)*	–	2,779
Other related companies *(notes (a) and (b) below)*	885	2,096
Subsidiaries of ITC *(note (a) below)*	7,324	-
Total, amount due within one year shown under current assets	150,099	251,852

Notes:

(a) The companies are related companies of the Group as ITC has significant influence over the companies and they are under common directorship. ITC is the substantial shareholder of the Company.

The amounts are unsecured, repayable on demand and interest free except for loans receivable of HK$141,401,000 (2006: HK$230,316,000) which bear interest at 2% over HKBLR.

(b) The balance includes loan and interest receivable of HK$885,000 (2006: HK$854,000) from Parona Limited, a shareholder of an associate, in which certain close family members of a director of the Company, have an interest. The amount is secured by shares of the associate held by Parona Limited, interest free (2006: bore interest at 7% per annum) and repayable on demand.

30. AMOUNTS DUE FROM ASSOCIATES

	2007 *HK$'000*	2006 *HK$'000*
Promissory note with face value of HK$117,000,000 carrying interest at 0.75% over Hong Kong Interbank Offered Rate, secured by the shares of certain subsidiaries of an associate and wholly repayable on or before January 2009 *(Note)*	117,000	117,000
Unsecured other receivables, interest free and repayable within one year	70,314	64,804
Unsecured loans receivable carrying interest at 2% over HKBLR on loan principal and repayable within one year	–	162,972
	187,314	344,776
Less: Amount due within one year shown under current assets	(187,314)	(227,776)
Amount due after one year	–	117,000

Note: The effective interest rate is 5.17% for the year ended 31 March 2007. Subsequent to balance sheet date, that associate had disposed of its property interests through disposal of an associate and certain proceeds were used to fully repay the amount due to the Group.

31. DEFERRED CONSIDERATION RECEIVABLE

As part of the consideration for the disposal of the subsidiaries as set out in note 47, a deferred consideration of HK$15,000,000 will be settled in cash by the purchaser under four annual instalments commencing from 30 October 2006. The fair value of the deferred consideration at date of initial recognition is determined based on the estimated future cash flows discounted at 3% per annum. The amount is unsecured and interest free. The carrying amounts are analysed for reporting purpose as follows:

	2007 *HK$'000*	2006 *HK$'000*
Non-current assets	6,597	10,223
Current assets (included in debtors, deposits and prepayments)	3,932	3,932
	10,529	14,155

32. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	2007 *HK$'000*	2006 *HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	43,566,229	42,500,091
Recognised profits less recognised losses	1,217,200	1,052,894
	44,783,429	43,552,985
Less: Progress billings	(45,598,340)	(43,819,221)
	(814,911)	(266,236)
Represented by:		
Amounts due from customers for contract works	223,637	163,379
Amounts due to customers for contract works	(1,038,548)	(429,615)
	(814,911)	(266,236)

33. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its management contracting segment are negotiated at terms determined and agreed with its customers. Credit term for property leasing business is payable monthly in advance and the credit terms granted by the Group to other debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are debtors of approximately HK$1,003,440,000 (2006: HK$572,798,000) and their aged analysis is as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within 90 days	935,095	504,584
More than 90 days and within 180 days	19,346	13,704
More than 180 days	48,999	54,510
	1,003,440	572,798

At 31 March 2007, retentions held by customers for contract works amounting to approximately HK$477,403,000 (2006: HK$396,066,000) were included in debtors, deposits and prepayments, of which approximately HK$239,707,000 (2006: HK$151,168,000) are expected to be recovered or settled after more than twelve months from the balance sheet date.

Included in deposits and prepayments is an amount of approximately HK$176,753,000 (2006: HK$148,699,000) which carries interest at 14.4% per annum (2006: 13.6%) and is secured by properties interest in the PRC.

At 31 March 2007, an amount of A$22,743,000 (2006: A$24,988,173) is denominated in currencies other than the functional currency of the relevant group entity.

34. CONVERSION OPTION EMBEDDED IN LOAN RECEIVABLE

The Group had classified the debt element of the convertible bond as loans receivable and the conversion option element separately. The fair value of the convertible bond is determined by the directors of the Company with reference to the valuation performed by GCA. GCA applied net present value and Black-Scholes model for the valuation of the debt element and conversion option element, respectively, at the date of inception. The conversion option is separated as derivative financial instrument and stated in the consolidated balance sheet at fair value. The change in fair value had been recognised in the consolidated income statement.

35. INVESTMENTS HELD FOR TRADING

	2007 *HK$'000*	2006 *HK$'000*
Listed equity securities, at quoted bid price		
in Hong Kong	129,496	161,693
in overseas	26,287	–
	155,783	161,693

36. PLEDGED BANK DEPOSITS, SHORT TERM BANK DEPOSITS AND BANK BALANCES AND CASH

Pledged bank deposits represent deposits pledged to banks to secure general banking facilities granted to the Group. Deposits amounting to HK$42,601,000 (2006: HK$118,622,000) have been pledged to secure general banking facilities with maturity within one year of the balance sheet date and are therefore classified as current assets.

The pledged bank deposits and short term bank deposits with maturity date of less than three months carry floating interest rates ranging from 2.5% to 4.5% (2006: 3.1% to 4.4%) per annum. The bank balances carry interest rates ranging nil to 3.0% (2006: 3.1%) per annum.

37. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately HK$351,026,000 (2006: HK$347,160,000) and their aged analysis is as follows:

	2007	2006
	HK$'000	*HK$'000*
Within 90 days	329,211	312,038
More than 90 days and within 180 days	8,230	22,037
More than 180 days	13,585	13,085
	351,026	347,160

As at 31 March 2007, included in the creditors and accrued expenses is an amount of A$15,874,000 (approximately HK$100,785,000) that is denominated in currencies other than functional currency of the relevant group entity.

At 31 March 2007, retentions held by the Group for contract works amounting to approximately HK$319,098,000 (2006: HK$297,869,000) were included in creditors and accrued expenses, of which approximately HK$102,719,000 (2006: HK$80,174,000) are expected to be paid or settled after more than twelve months from the balance sheet date.

38. AMOUNTS DUE TO ASSOCIATES

The amounts are unsecured, interest free and repayable on demand.

39. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and repayable on demand.

40. LOANS FROM MINORITY SHAREHOLDERS

The amount is unsecured and carries interest at the following rates:

	2007	2006
	HK$'000	*HK$'000*
2% below Hong Kong Prime rate *(Note)*	–	88,588
Interest-free	–	34,851
Total, under current liabilities	–	123,439

Note: During the year 31 March 2007, upon the acquisition of additional interests in subsidiaries, the amount had been reclassified to other loans.

41. BANK AND OTHER BORROWINGS

	2007	2006
	HK$'000	*HK$'000*
Bank and other borrowings comprise:		
Bank loans	943,554	471,383
Other loans	60,151	93,400
Bank overdrafts	20,432	–
	1,024,137	564,783
Analysed as:		
Secured	644,968	397,319
Unsecured	379,169	167,464
	1,024,137	564,783
The bank and other borrowings are repayable as follows:		
Within one year or on demand	597,386	400,158
More than one year, but not exceeding two years	116,157	26,500
More than two years, but not exceeding three years	11,551	132,500
More than three years, but not exceeding four years	64,481	4,500
More than four years, but not exceeding five years	74,481	1,125
More than five years	160,081	–
	1,024,137	564,783
Less: Amount due within one year or on demand shown under current liabilities	(597,386)	(400,158)
Amount due after one year	426,751	164,625

The above bank borrowings include fixed-rate borrowings of approximately HK$161,616,000 (2006: HK$107,454,000) repayable within one year carrying interest ranging from 6.12% to 7.344% (2006: 5.22% to 6.138%) per annum.

The remaining bank borrowings carry floating-rate interest, ranging from 4.67% to 7.75% (2006: 4.71% to 6.56%) per annum.

42. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Tax losses HK$'000	Recognition of contracting income HK$'000	Fair value adjustment on project under development HK$'000	Fair value adjustments on certain non-current assets HK$'000	Others HK$'000	Total HK$'000
At 1 April 2005	32,138	(6,488)	(4,323)	900,000	-	13	921,340
(Credit) charge to income statement	(562)	1,711	2,461	-	-	(116)	3,494
On disposal of subsidiaries	(27,815)	2,872	6	-	-	103	(24,834)
At 31 March 2006	3,761	(1,905)	(1,856)	900,000	-	-	900,000
Exchange realignment	-	-	-	82,156	709	-	82,865
On acquisition of a business	-	-	-	-	28,212	-	28,212
Change in tax rate credited to income statement	-	-	-	(55,952)	(6,714)	-	(62,666)
(Credit) charge to income statement	1,484	(2,253)	769	-	(487)	-	(487)
At 31 March 2007	5,245	(4,158)	(1,087)	926,204	21,720	-	947,924

At 31 March 2007, the Group has unused tax losses of approximately HK$1,001,000,000 (2006: HK$1,153,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$24,000,000 (2006: HK$11,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams on those subsidiaries. The unused tax losses may be carried forward indefinitely.

43. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1 April 2005, 31 March 2006 and 31 March 2007	3,000,000,000	300,000
Issued and fully paid:		
At 1 April 2005	1,369,195,436	136,920
Issue of new shares pursuant to scrip dividend schemes	20,110,474	2,011
Issued of shares under share option scheme	14,000	1
Shares repurchased	(10,520,000)	(1,052)
At 31 March 2006	1,378,799,910	137,880
Issue of new shares	68,500,000	6,850
Issue of new shares pursuant to scrip dividend schemes	9,838,497	984
Issued of shares under share option scheme	36,575,000	3,657
Shares repurchased	(2,000,000)	(200)
At 31 March 2007	1,491,713,407	149,171

During the year, the following changes in the Company's share capital took place:

(a) Pursuant to the scrip dividend schemes which were announced by the Company on 18 September 2006 and 11 January 2007, the Company issued 6,523,256 (2006: 8,865,284) and 3,315,241 (2006: 11,245,190) new ordinary shares of HK$0.1 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31 March 2006 and the interim dividend for the six months ended 30 September 2006, respectively. These shares rank pari passu with the then existing shares in all respects.

(b) During the year, the Company issued 36,575,000 ordinary shares of HK$0.10 each at the subscription price ranging from HK$1.24 to HK$2.50 (2006: HK$1.78) under the share option scheme of the Company.

(c) The Company repurchased a total of 2,000,000 ordinary shares through the Hong Kong Stock Exchange as follows:

Month of repurchaseof	Ordinary shares HK$0.1 each	Price per share Highest	Price per share Lowest	Aggregate consideration paid
		HK$	*HK$*	*HK$'000*
August 2006	1,000,000	2.18	2.16	2,178
September 2006	1,000,000	2.27	2.18	2,203
	2,000,000			4,381

(d) On 8 May 2006, the Company issued and allotted 68,500,000 ordinary shares at a fair price of HK$2.91315 per share to a then minority shareholder of a 90.1% owned subsidiary of the Company, which is holding the investment in the Yangkou Port project. The allotted shares represent the consideration paid by the Group to acquire the remaining 9.9% interest in that subsidiary from the minority shareholder. Details of the above transaction are set out in the Company's announcement dated 11 April 2006.

44. SHARE-BASED PAYMENT TRANSACTIONS

On 27 August 2002, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares which may initially be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time. Pursuant to an ordinary resolution passed at the annual general meetings of the Company in 2003, 2004 and 2005, the 10% scheme limit was refreshed to 10% of the total number of issued shares of the Company as at the respective dates of such meetings. Pursuant to an ordinary resolution passed at the Company's annual general meeting held on 8 September 2006, the 10% scheme limit was further refreshed to 146,260,991, representing 10% of the total number of issued shares of the Company as at the date of such meeting.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including those exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstain from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of the Company in general meeting in advance.

(a) Details of the share options granted on 28 December 2004 to certain directors and advisers of the Company under the Share Option Scheme and movements in such holdings during the year are as follows:

			Number of shares of the Company to be issued upon exercise of the share options		
Date of grant	Exercisable period	Exercise price *HK$*	Outstanding at 1.4.2005 and 31.3.2006	Exercised during the year	Outstanding at 31.3.2007
28.12.2004	28.12.2004 to 26.8.2012	1.24*	22,100,000	(13,650,000)	8,450,000
28.12.2004	28.12.2004 to 26.8.2012	1.50*	22,100,000	(9,520,000)	12,580,000
			44,200,000	(23,170,000)	21,030,000

* Pursuant to the ordinary resolution passed by the Company's shareholders at the special general meeting held on 14 February 2006, the Company repriced the share options by a reduction of the exercise price by HK$0.70 per share to take into account the payment of a special cash dividend of HK$0.70 per share during the year ended 31 March 2006. The fair values of the outstanding share options immediately before and after the modification of their exercise price were calculated by RHL Appraisal Limited, a valuer not connected with the Group, using the Black-Scholes Option Pricing Model (the "Model"). The directors, by reference to the valuation report and after taking other professional advice, considered that the modification did not result in an increase in fair values of the share options. Accordingly, no adjustment on fair values of the share options was required.

The Model is one of the commonly used models to estimate the fair values of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affected the estimation of the fair value of an option.

(b) Details of the share options granted to certain directors and employees of the Group under the Share Option Scheme during the period from 1 April 2005 to 31 March 2007 and movements in such holdings are as follows:

Type	Date of grant	Vesting date	Exercise period	Exercise price per share HK$	Number of shares of the Company to be issued upon exercise of the share options: Granted during the year ended 31.3.2006	Exercised during the year ended 31.3.2006	Outstanding at 31.3.2006	Granted during the year ended 31.3.2007	Exercised during the year ended 31.3.2007	Lapsed during the year ended 31.3.2007	Outstanding at 31.3.2007
(i)	6.2.2006	6.2.2006	6.2.2006 to 5.2.2007	1.78	8,325,000	(14,000)	8,311,000	-	(8,286,000)	(25,000)	-
(ii)	6.2.2006	6.2.2007	6.2.2007 to 5.2.2008	2.50	8,325,000	-	8,325,000	-	(895,000)	(275,000)	7,155,000
(iii)	6.2.2006	6.2.2008	6.2.2008 to 5.2.2009	3.00	8,325,000	-	8,325,000	-	-	(650,000)	7,675,000
(iv)	6.2.2006	6.2.2009	6.2.2009 to 5.2.2010	3.50	8,325,000	-	8,325,000	-	-	(650,000)	7,675,000
(v)	24.3.2006	24.3.2006	24.3.2006 to 5.2.2007	2.325	3,000,000	-	3,000,000	-	(2,874,000)	(126,000)	-
(vi)	24.3.2006	6.2.2007	6.2.2007 to 5.2.2008	2.50	3,000,000	-	3,000,000	-	(50,000)	-	2,950,000
(vii)	24.3.2006	6.2.2008	6.2.2008 to 5.2.2009	3.00	3,000,000	-	3,000,000	-	-	-	3,000,000
(viii)	24.3.2006	6.2.2009	6.2.2009 to 5.2.2010	3.50	3,000,000	-	3,000,000	-	-	-	3,000,000
(ix)	8.9.2006	8.9.2006	8.9.2006 to 7.9.2007	2.48	-	-	-	4,600,000	-	-	4,600,000
(x)	8.9.2006	8.9.2007	8.9.2007 to 7.9.2008	2.48	-	-	-	4,600,000	-	-	4,600,000
(xi)	8.9.2006	8.9.2008	8.9.2008 to 7.9.2009	2.48	-	-	-	4,600,000	-	-	4,600,000
(xii)	8.9.2006	8.9.2006	8.9.2006 to 26.8.2012	2.43	-	-	-	1,300,000	-	-	1,300,000
(xiii)	8.9.2006	8.9.2006	8.9.2006 to 7.9.2007	2.43	-	-	-	4,750,000	(1,300,000)	-	3,450,000
(xiv)	8.9.2006	1.8.2007	1.8.2007 to 31.7.2008	2.43	-	-	-	1,500,000	-	-	1,500,000
(xv)	8.9.2006	1.8.2008	1.8.2008 to 31.7.2009	2.43	-	-	-	1,500,000	-	-	1,500,000
(xvi)	8.9.2006	1.8.2007	1.8.2007 to 31.7.2008	3.00	-	-	-	1,500,000	-	-	1,500,000
(xvii)	8.9.2006	1.8.2008	1.8.2008 to 31.7.2009	3.50	-	-	-	1,500,000	-	-	1,500,000
(xviii)	8.9.2006	8.9.2007	8.9.2007 to 7.9.2008	3.00	-	-	-	2,750,000	-	-	2,750,000
(xix)	8.9.2006	8.9.2008	8.9.2008 to 7.9.2009	3.50	-	-	-	2,000,000	-	-	2,000,000
(xx)	6.2.2007	6.2.2007	6.2.2007 to 26.8.2012	3.00	-	-	-	1,300,000	-	-	1,300,000
(xxi)	6.2.2007	6.2.2007	6.2.2007 to 5.2.2008	4.00	-	-	-	2,500,000	-	-	2,500,000
(xxii)	6.2.2007	6.2.2007	6.2.2007 to 5.2.2008	3.00	-	-	-	1,020,000	-	-	1,020,000
(xxiii)	6.2.2007	6.2.2008	6.2.2008 to 5.2.2009	3.00	-	-	-	1,190,000	-	-	1,190,000
(xxiv)	6.2.2007	6.2.2009	6.2.2009 to 5.2.2010	3.50	-	-	-	1,190,000	-	-	1,190,000
					45,300,000	(14,000)	45,286,000	37,800,000	(13,405,000)	(1,726,000)	67,955,000
Exercisable at the end of the year											24,275,000

(b) During the year, the Company granted 37,800,000 share options to directors and employees at exercise prices ranging from HK$2.43 to HK$4.00. The fair value of the share options granted during the year is approximately HK$25,031,000. The share options granted are subject to vesting conditions from zero to two years.

The fair values determination at the grant date were carried out by RHL Appraisal Limited using the Model. The inputs into the Model were summarised as follows:

	Type (i)	Type (ii)	Type (iii)	Type (iv)	Type (v)	Type (vi)	Type (vii)	Type (viii)
Date of grant	6.2.2006	6.2.2006	6.2.2006	6.2.2006	24.3.2006	24.3.2006	24.3.2006	24.3.2006
Closing share price at date of grant *(HK$)*	1.78	1.78	1.78	1.78	2.325	2.325	2.325	2.325
Exercise price *(HK$)*	1.78	2.50	3.00	3.50	2.325	2.50	3.00	3.50
Expected volatility	48%	48%	48%	48%	48%	48%	48%	48%
Expected life *(year)*	1	2	3	4	0.87	1.87	2.87	3.87
Risk-free interest rate	3.85%	3.88%	3.97%	4.05%	4.215%	4.252%	4.310%	4.390%
Expected annual dividend yield	1.69%	1.69%	1.69%	1.69%	1.3%	1.3%	1.3%	1.3%
Fair value per share option *(HK$)*	0.347	0.287	0.311	0.336	0.432	0.570	0.583	0.608
Total fair value *(HK$'000)*	2,889	2,391	2,587	2,794	1,296	1,709	1,749	1,823

	Type (ix)	Type (x)	Type (xi)	Type (xii)	Type (xiii)	Type (xiv)	Type (xv)	Type (xvi)
Date of grant	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006
Closing share price at date of grant *(HK$)*	2.43	2.43	2.43	2.43	2.43	2.43	2.43	2.43
Exercise price *(HK$)*	2.48	2.48	2.48	2.43	2.43	2.43	2.43	3.00
Expected volatility	54%	54%	54%	54%	54%	54%	54%	54%
Expected life *(year)*	1	2	3	3	1	1.90	2.90	1.90
Risk-free interest rate	3.740%	3.821%	3.907%	3.907%	3.740%	3.821%	3.907%	3.821%
Expected annual dividend yield	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Fair value per share option *(HK$)*	0.515	0.731	0.888	0.903	0.534	0.730	0.889	0.557
Total fair value *(HK$'000)*	2,367	3,364	4,085	1,174	2,537	1,095	1,334	836

	Type (xvii)	Type (xviii)	Type (xix)	Type (xx)	Type (xxi)	Type (xxii)	Type (xxiii)	Type (xxiv)
Date of grant	8.9.2006	8.9.2006	8.9.2006	6.2.2007	6.2.2007	6.2.2007	6.2.2007	6.2.2007
Closing share price at date of grant *(HK$)*	2.43	2.43	2.43	3.00	3.00	3.00	3.00	3.00
Exercise price *(HK$)*	3.50	3.00	3.50	3.00	4.00	3.00	3.00	3.50
Expected volatility	54%	54%	54%	45%	45%	45%	45%	45%
Expected life *(year)*	2.90	2	3	3	1	1	2	3
Risk-free interest rate	3.907%	3.821%	3.907%	4.148%	4.050%	3.900%	4.086%	4.135%
Expected annual dividend yield	1.2%	1.2%	1.2%	1%	1%	1%	1%	1%
Fair value per share option *(HK$)*	0.621	0.577	0.638	0.980	0.264	0.564	0.803	0.823
Total fair value *(HK$'000)*	932	1,588	1,275	1,274	660	575	956	979

The expected volatility used in the Model was determined by using the annualised standard derivation of the continuously compounded rate of return on the ordinary shares of the Company. The expected life used in the Model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The amount of cost of share options charged to the consolidated income statement during the year was HK$21,995,000 (2006: HK$4,945,000).

In respect of the share options granted during the year, the closing share price immediately before date of grant is ranged from HK$2.43 to HK$3.00.

In respect of the 36,575,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$3.04 and the weighted average share price at the date immediately before exercise date is HK$2.99.

There was no consideration received during the year from Eligible Persons for taking up the options granted.

Share option scheme of Paul Y. Engineering Group Limited ("PYE")

On 7 September 2005, PYE adopted a share option scheme (the "PYE Scheme") for the purpose of providing incentive or reward to any employees, executives or directors of PYE and its subsidiaries or any invested entity and any consultant, adviser or agent of any member of PYE and its subsidiaries or any invested entity, who have contributed or will contribute to the growth and development of PYE and its subsidiaries or any invested entity ("PYE Eligible Person"). The PYE Scheme will remain in force for a period of ten years from that date.

Under the PYE Scheme, the directors of PYE may at their discretion grant options to any PYE Eligible Person to subscribe for shares in PYE. Consideration to be paid on each grant of option is HK$1.00. The directors of PYE may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the PYE Scheme. The exercise price is determined by the directors of PYE and will be at least the higher of: (i) the subscription price as is permissible under the Listing Rules from time to time; and (ii) the nominal value of the shares of PYE.

The maximum number of shares that may initially be issued upon the exercise of all options to be granted under the PYE Scheme and any other share option scheme(s) adopted by PYE must not in aggregate exceed 10% of the total number of issued shares of PYE, i.e. 57,669,939 shares of PYE, as at its adoption date. Subject to the approval of the shareholders of PYE in general meeting, the limit may be refreshed to 10% of the total number of shares of PYE in issue as at the date of approval by the shareholders of PYE in general meeting. Notwithstanding the forgoing, the maximum number of shares of PYE which may be issued upon exercise of all outstanding options granted and yet to be exercised under the PYE Scheme and any other share option scheme(s) of PYE must not in aggregate exceed 30% of the total number of shares of PYE in issue from time to time. Pursuant to an ordinary resolution passed at PYE's annual general meeting held on 6 September 2006, the 10% scheme limit was refreshed to 58,195,877, representing 10% of the total number of issued shares of PYE as at the date of such meeting.

The maximum number of shares of PYE in respect of which options may be granted to each PYE Eligible Person under the PYE Scheme and any other share option scheme(s) of PYE (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares of PYE in issue from time to time unless such grant has been duly approved by shareholders of PYE in general meeting at which the PYE Eligible Person and his associate (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director of PYE or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of the total number of PYE in issue and have an aggregate value exceeding HK$5,000,000 must be approved by the shareholders of PYE in general meeting in advance.

Details of movements in share options of PYE granted under the PYE Scheme during the current and prior years are as follows:

					Number of shares of the Company to be issued upon exercise of the share options					
Type	Date of grant	Vesting date	Exercise period	Exercise price per share HK$	Granted during the year ended 31.3.2006	Outstanding at 31.3.2006	Granted during the year ended 31.3.2007	Exercised during the year ended 31.3.2007	Lapsed during the year ended 31.3.2007	Outstanding at 31.3.2007
I	3.2.2006	3.2.2006	3.2.2006 - 6.9.2015	0.70	1,500,000	1,500,000	-	-	-	1,500,000
II	3.2.2006	1.1.2007	1.1.2007 - 6.9.2015	0.85	1,500,000	1,500,000	-	-	-	1,500,000
III	3.2.2006	1.1.2008	1.1.2008 - 6.9.2015	1.00	1,500,000	1,500,000	-	-	-	1,500,000
IV	9.2.2006	9.2.2008	9.2.2008 - 8.2.2009	0.90	8,000,000	8,000,000	-	-	(2,400,000)	5,600,000
V	13.7.2006	13.7.2006	13.7.2006 - 12.7.2008	1.00	-	-	3,000,000	(1,500,000)	-	1,500,000
VI	13.7.2006	13.7.2007	13.7.2007 - 12.7.2009	1.00	-	-	3,000,000	-	-	3,000,000
VII	13.7.2006	13.7.2008	13.7.2008 - 12.7.2009	1.00	-	-	2,000,000	-	-	2,000,000
					12,500,000	12,500,000	8,000,000	(1,500,000)	(2,400,000)	16,600,000
Exercisable at the end of the year										4,500,000

In respect of the 1,500,000 share options exercised during the year, the weighted average share price at the date of exercise is HK$1.17.

In respect of the share options granted during the year, the closing share price immediately before date of grant is HK$0.99.

The fair values of the share options granted were calculated using the Model carried out by RHL Appraisal Limited. The inputs into the Model were summarised as follows:

	Type I	Type II	Type III	Type IV	Type V	Type VI	Type VII
Date of grant	3.2.2006	3.2.2006	3.2.2006	9.2.2006	13.7.2006	13.7.2006	13.7.2006
Closing share price at date of grant *(HK$)*	0.70	0.70	0.70	0.87	0.98	0.98	0.98
Exercise price *(HK$)*	0.70	0.85	1.00	0.90	1.00	1.00	1.00
Expected volatility	38%	38%	38%	38%	52%	52%	52%
Expected life *(year)*	2.5	2.9	4	2.5	0.8	2.0	2.5
Risk-free interest rate	3.93%	3.92%	4.06%	4.06%	4.32%	4.49%	4.53%
Expected annual dividend yield	8.57%	8.57%	8.57%	8.57%	8.16%	8.16%	8.16%
Fair value per share option *(HK$)*	0.109	0.079	0.067	0.129	0.163	0.226	0.239

The Model is one of the commonly used models to estimate the fair value of the option. The value of an option varies with different variables of certain subjective assumptions. Any changes in the variables so adopted may materially affect the estimation of the fair value of an option.

The expected volatility used in the Model was determined by using the annualised standard deviation of the continuously compounded rate of return on the ordinary shares of PYE. The expected life used in the Model has been adjusted, based on management's best estimate, for the effects of non transferability and behavioural considerations.

The total estimated fair value of approximately HK$1,088,000 (2006: HK$137,000) with respect to share options granted to directors and employees of PYE were charged to the consolidated income statement during the year.

45. ACQUISITION OF BUSINESS

Pursuant to an agreement dated 12 May 2006 (the "Agreement"), the Group acquired from an independent third party assets and gas and oil logistics and distribution operations across Wuhan, the PRC, at a total consideration of approximately RMB470 million. This transaction has been accounted for using the purchase method of accounting and has been completed in September 2006. The net assets acquired in the transaction is summarised as follows:

	Carrying amount before business combination *HK$'000*	Fair value adjustments *HK$'000*	Fair value *HK$'000*
Net assets acquired:			
Property, plant and equipment	419,317	38,327	457,644
Fair value adjustment on leasehold land	–	9,210	9,210
Other intangible assets – rights of operation	–	35,923	35,923
Other intangible assets – customer base	–	2,032	2,032
Prepaid lease payments	45,522	–	45,522
Deferred tax liability	–	(28,212)	(28,212)
	464,839	57,280	522,119
Discount on acquisition of business			(3,755)
			518,364
Satisfied by:			
Cash consideration paid			344,828
Transaction costs paid			24,434
Deferred consideration payable (Note)			118,227
Unsettled transaction costs included in creditors and accrued expenses			30,875
			518,364
Net cash outflow arising on acquisition:			
Cash consideration and transaction costs paid			369,262

Note: Pursuant to the Agreement, part of the consideration (RMB120 million) will be settled by way of issue of the 3-year, zero coupon, HK$ denominated convertible notes by the Company at a conversion price of HK$4.25 per share. Upon maturity, the redemption amount is 114.167% of the par value. As at 31 March 2007, the convertible notes have not yet issued and the unpaid consideration of HK$121,213,000 is presented as deferred consideration payable in consolidated balance sheet.

As the Group has no obligations to settle the unpaid consideration within twelve months of the balance sheet date, the amount is classified as non-current liabilities.

Subsequent to the balance sheet date, an amount of approximately HK$121,522,000 (equivalent to RMB120 million) convertible notes have been issued.

The business acquired during the year recorded a loss of HK$8,702,000 between the date of acquisition and the balance sheet date.

46. **ACQUISITION OF SUBSIDIARIES**

During the year ended 31 March 2006, the Group acquired certain wholly-owned subsidiaries which are engaged in holding of motor vehicles registration marks. The acquisition has been accounted for by the purchase method of accounting. The effect of the acquisition is summarised as follows:

	2006
	HK$'000
Net assets acquired:	
Debtors, deposits and prepayments	202
Other intangible assets	973
Creditors and accrued expenses	(975)
Total consideration, representing cash consideration and net cash outflow	200

The subsidiaries acquired did not make any significant impact on the Group's results and cash flows for the prior year.

47. **DISPOSAL OF SUBSIDIARIES**

During the year ended 31 March 2006, the Group disposed of the following subsidiaries:

(a) On 8 June 2005, the Group disposed of its entire equity interest in Technico Investments Limited ("Technico") at a consideration of approximately HK$13.2 million, with HK$9.3 million in cash and HK$3.9 million as a deferred consideration. Technico owned a property in Taishan, the PRC.

(b) On 20 July 2005, the Group disposed of its entire equity interest in Time First Investments Limited and its wholly-owned subsidiary ("Time First group") at a cash consideration of HK$26.3 million. Time First group was engaged in the property development and sale in Taishan, the PRC.

(c) On 12 September 2005, the Group disposed of its entire equity interest in Skylink Enterprises Limited ("Skylink") at a consideration of HK$25 million, with HK$22 million in cash and HK$3 million as deferred consideration. Skylink owned a property in Taishan, the PRC.

(d) On 26 September 2005, the Group disposed of its entire equity interest in Redcliff Property Corp. ("Redcliff") at a cash consideration of HK$17.7 million. Redcliff was engaged in the property development and sale of a property in Taishan, the PRC.

(e) On 4 October 2005, the Group disposed of its entire interest in Well Cycle Limited ("Well Cycle") at a cash consideration of approximately HK$1.3 million. Well Cycle owned certain second hand motor vehicles and vehicle registration numbers as its sole business and assets.

(f) On 20 January 2006, the Group disposed of its 100% interest in Linkport Holdings Limited and its two wholly-owned subsidiaries ("Linkport group") to an associate of the Group at an agreed value of the property of HK$780 million, with adjustments of HK$14 million being deducted on completion according to agreement, with HK$649 million in cash and HK$117 million as a deferred consideration which will in turn be settled in cash on or before 20 January 2009. Linkport group owned an investment property located in Hong Kong as its sole business and asset.

(g) On 27 January 2006, the Group disposed of its 100% interest in Darierian Limited and its two wholly-owned subsidiaries ("Darierian group") to a wholly-owned subsidiary of ITC at a cash consideration of HK$3.5 million. Darierian group owned certain second hand motor vehicles, vehicle registration numbers and a golf club corporate membership as its sole business and assets.

(h) On 31 March 2006, the Group disposed of its 100% interest in Bakersfield Trading Limited and its two wholly-owned subsidiaries ("Bakersfield group") at a cash consideration of HK$55 million. Bakersfield group owned a motor vessel and wet berth as its sole business and asset.

(i) On 30 October 2005, the Group disposed of certain subsidiaries which were engaged in manufacturing and trading of concrete products. The consideration for the disposal is HK$19 million which will be settled in cash of HK$4 million and a deferred consideration of HK$15 million by the purchaser on or before October 2009.

	2006 *HK$'000*
Net assets disposed of:	
Property, plant and equipment	152,346
Investment properties	540,400
Prepaid lease payments	108,378
Other intangible assets	8,419
Debtors, deposits and prepayments	25,052
Properties held for sale	93,828
Bank balances and cash	5,891
Creditors and accrued expenses	(56,661)
Taxation payable	(1,219)
Deferred tax liabilities	(24,834)
	851,600
Expenses incurred on disposal	9,755
Gain on disposal	60,756
Total consideration	922,111
Satisfied by:	
Cash	788,131
Consideration receivable (included in debtors, deposit and prepayments)	3,000
Promissory note	117,000
Deferred consideration	13,980
	922,111
Net cash inflow arising on disposals:	
Cash received	788,131
Cash and cash equivalents disposed of	(5,891)
	782,240

As part of the consideration of the disposal of the subsidiaries, a deferred consideration of HK$15,000,000 is to be settled in cash by the purchaser under four annual instalments commencing from 30 October 2006. The fair value of the deferred consideration at date of initial recognition is determined based on estimated future cash flows discounted at 3% per annum.

The subsidiaries disposed of during the prior year contributed approximately HK$37,182,000 to the Group's turnover and a gain of approximately HK$74,997,000 to the Group's results for that year.

48. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) New shares were issued as scrip dividends during the year as set out in notes 16 and 43;

(b) During the year, the Company issued and allotted 68,500,000 ordinary shares for the acquisition of additional interests in subsidiaries; and

(c) During the year, the Company declared a special dividend by way of distribution of the value derived from the Group's divestment of an associate. The amount distributed was approximately HK$325,660,000.

49. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The employees of the Group's PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The subsidiaries in the PRC are required to contribute a specified percentage of their payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

The cost charged to the consolidated income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1 December 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the consolidated income statement represent contributions paid and payable to the funds by the Group at the rates specified in the rules of the scheme.

50. CONTINGENT LIABILITIES

	2007 *HK$'000*	2006 *HK$'000*
Guarantee given to a bank in respect of banking facilities granted to an associate	9,454	9,454

51. OPERATING LEASE COMMITMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises and prepaid lease payments which fall due as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within one year	29,766	21,232
In the second to fifth year inclusive	49,155	60,513
Over five years	4,449	–
	83,370	81,745

Leases are negotiated, and monthly rentals are fixed, for terms ranging from two to thirty years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	2007 *HK$'000*	2006 *HK$'000*
Within one year	–	971
In the second to fifth year inclusive	–	500
	–	1,471

52. PLEDGE OF ASSETS

At the balance sheet date, the following assets were pledged to banks and financial institutions to secure the general credit facilities granted to the Group:

	2007 *HK$'000*	2006 *HK$'000*
Property, plant and equipment	467,615	–
Prepaid lease payments	35,268	–
Intangible assets	7,827	–
Bank deposits	42,601	118,622
Properties held for sale	–	78,245
Project under development	24,137	–
Properties under development	66,834	–
	644,282	196,867

In addition, the Group's benefits under certain construction contracts were pledged to secure the facilities granted.

53. COMMITMENTS

	2007 *HK$'000*	2006 *HK$'000*
Expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of:		
– Property, plant and equipment	274,986	65
– Project under development	1,146,837	91,893
– Properties under development	98,044	–
	1,519,867	91,958

54. RELATED PARTY TRANSACTIONS AND BALANCES

(a) The Group entered into the following transactions with certain related parties during the year:

Class of related party	Nature of transactions	2007 *HK$'000*	2006 *HK$'000*
Associates of the Group	Purchase of concrete products by the Group	35	112
	Interest income charged by the Group	8,400	16,437
	Rentals and related building management fee charged to the Group	24,958	3,689
	Rentals and consultancy fee charged by the Group	2,511	–
	Building manager remuneration fee charged by the Group	1,200	248
	Project management fees charged to the Group	8,445	–
	Project management fees charged by the Group	1,596	6,044
	Net rental guarantee income charged by the Group	1,438	–
	Construction works charged by the Group	–	383
	Subcontracting fees charged to the Group	–	15
Jointly controlled entities of the Group	Subcontracting fees charged to the Group	7,798	1,015
	Service fees charged by the Group	30	65
	Project management fees charged by the Group	–	825

Class of related party	Nature of transactions	2007 HK$'000	2006 HK$'000
Subsidiaries of ITC	Purchase of building materials by the Group	40	–
	Rental income charged by the Group	48	345
	Service fee charged by the Group	–	25
	Interest income charged by the Group	5,339	–
	Interest charged to the Group	417	–
	Coupon interest of Hanny Bonds entitled by the Group	582	–
	Rentals charged to the Group	360	90
	Face value of Hanny Bonds subscribed by the Group	36,858	–
	Rentals and related building management fee charged by the Group	–	62
	Motor vehicles rental charged to the Group	219	–
Associates of ITC	Interest income charged by the Group	13,461	16,709
	Interest charged to the Group	981	–
	Service fees charged by the Group	109	7
	Service fees charged to the Group	736	–
	Rentals and related building management fee charged by the Group	–	1,707
Other related companies *(Note)*	Rental and related building management fee charged by the Group	17	3,501
	Interest income charged by the Group	925	7,160
	Service fees charged to the Group	1,253	1,920
	Service fees charged by the Group	305	112
	Sales of property, plant and equipment by the Group	–	6
Minority shareholder of a subsidiary	Interest charged to the Group	155	8,392
Company which a member of key management is a shareholder	Acquisition of additional interests in subsidiaries by the Group	199,551	–

Note: ITC has significant influence over these related companies.

(b) The remuneration of directors and other members of key management, which is determined by the remuneration committee having regard to the performance of individuals and market trends, is as follows:

	2007 HK$'000	2006 HK$'000
Short-term benefits	20,451	18,525
Post-employment benefits	557	769
Share-based payment expense	11,698	939
	32,706	20,233

Details of the share options granted to the directors during the year are set out below:

Name of director	Date of grant	Exercisable period	Exercise price per share HK$	Outstanding as at 1.4.2006	Granted during the year	Exercised during the year	Outstanding as at 31.3.2007
Chow Ming Kuen, Joseph	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	-	(650,000)	-
	28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	-	(650,000)	-
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 to 26.08.2012	1.24	6,500,000		-	6,500,000
	28.12.2004	28.12.2004 to 26.08.2012	1.50	6,500,000	-	-	6,500,000
	08.09.2006	08.09.2006 to 07.09.2007	2.48	-	4,600,000	-	4,600,000
	08.09.2006	08.09.2007 to 07.09.2008	2.48	-	4,600,000	-	4,600,000
	08.09.2006	08.09.2008 to 07.09.2009	2.48	-	4,600,000	-	4,600,000
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	-	-	650,000
	28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	-	-	650,000
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.24	650,000	-	-	650,000
	28.12.2004	28.12.2004 to 26.08.2012	1.50	650,000	-	-	650,000
Leung Po Wing, Bowen Joseph	08.09.2006	08.09.2006 to 26.08.2012	2.43	-	1,300,000	-	1,300,000
Li Chang An	06.02.2007	06.02.2007 to 26.08.2012	3.00	-	1,300,000	-	1,300,000
				16,900,000	16,400,000	(1,300,000)	32,000,000

(c) During the year ended 31 March 2006, the Group has acquired certain subsidiaries from the directors of the Company which are engaged in holding of motor vehicles registration marks.

(d) During the year ended 31 March 2006, the Group disposed of certain subsidiaries to an associate of the Group and a wholly-owned subsidiary of ITC. Details of transactions are set out in note 47(f) and (g).

Details of the balances with associates, jointly controlled entities, related companies and minority shareholders at the balance sheet date are set out in notes 29, 30, 38, 39 and 40.

55. BALANCE SHEET OF THE COMPANY

	2007 *HK$'000*	2006 *HK$'000*
NON-CURRENT ASSET		
Investment in subsidiaries	5	5
CURRENT ASSETS		
Deposits and prepayments	332	2,829
Amounts due from subsidiaries	2,603,118	2,560,441
Short term bank deposits	105,516	177,751
Bank balances	12,355	31,125
	2,721,321	2,772,146
CURRENT LIABILITIES		
Creditors and accrued expenses	3,215	4,086
Amount due to a subsidiary	900,546	920,303
Bank borrowings	80,000	30,000
	983,761	954,389
NET CURRENT ASSETS	1,737,560	1,817,757
NET ASSETS	1,737,565	1,817,762
CAPITAL AND RESERVES		
Share capital	149,171	137,880
Reserves *(Note)*	1,588,394	1,679,882
SHAREHOLDERS' FUNDS	1,737,565	1,817,762

Note:

	Share premium *HK$'000*	Capital reserve *HK$'000*	Share-based payment reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 April 2005	184,811	2,480,000	–	290,182	2,954,993
Share repurchased and cancelled	(13,426)	–	–	–	(13,426)
Issue of shares under scrip dividend schemes	(2,011)	–	–	–	(2,011)
Credit arising on scrip dividends	–	–	–	29,931	29,931
Share issue expenses	(274)	–	–	–	(274)
Recognition of equity-settled share-based payment expense	–	–	4,945	–	4,945
Issue of shares under share option scheme	29	–	(5)	–	24
Transfer from capital reserve	–	(2,480,000)	–	2,480,000	–
Loss for the year	–	–	–	(296,230)	(296,230)
Distribution	–	–	–	(998,070)	(998,070)
At 31 March 2006	169,129	–	4,940	1,505,813	1,679,882
Share repurchased and cancelled	(4,181)	–	–	–	(4,181)
Issue of shares under scrip dividend schemes	(984)	–	–	–	(984)
Credit arising on scrip dividends	–	–	–	24,477	24,477
Share issue expenses	(635)	–	–	–	(635)
Recognition of equity-settled share-based payment expense	–	–	22,181	–	22,181
Issue of shares under share option scheme	59,597	–	(5,096)	–	54,501
Issue of shares upon acquisition of additional interests in subsidiaries	192,701	–	–	–	192,701
Release upon lapse of vested share options	–	–	(63)	63	–
Loss for the year	–	–	–	(9,880)	(9,880)
Distribution	–	–	–	(369,668)	(369,668)
At 31 March 2007	415,627	–	21,962	1,150,805	1,588,394

56. POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the Group entered into the following major transactions:

(a) On 13 March 2007, an associate of the Group entered into a conditional agreement regarding the disposal of the associate's property interest in Paul Y. Centre at a consideration of approximately HK$1,150 million. The transaction was completed in June 2007.

The resultant gain on disposal of the associate's property interest is insignificant.

(b) In July 2007, a subsidiary of the Group signed a 7- year project loan facility agreement for RMB960 million. The loan bears the current RMB long-term loan benchmark interest rate announced by the People's Bank of China. The loan is to finance the development of infrastructure projects in Jiangsu Province, the PRC. The loan will be repaid by 24 installments and the final repayment date for the loan is in 2014.

57. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31 March 2007 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	63.74	Investment holding
Glory Well Limited	Hong Kong	HK$10,000 ordinary shares	100	100	Investment holding
Jiangsu Wanhua Real Estate Development Co., Ltd.	PRC	US$8,800,000 registered capital *(notes (i) and (vi) below)*	100	100	Property investment
Jiangsu YangKou Port Development and Investment Co., Ltd.	PRC	US$66,650,000 registered capital *(notes (ii) and (vi) below)*	75	75	Port development
Jiangsu Yangtong Investment and Development Co., Ltd.	PRC	US$13,332,000 registered capital *(note (ii) below)*	75	75	Port development
湖北民生石油液化氣有限公司	PRC	US$25,000,000˜,§∏ registered capital *(note (i) below)*	100	100	LPG distribution and logistics

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. Building Materials Company Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Trading and installation of building materials
Paul Y. Corporation Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
Paul Y. - CREC(HK) Joint Venture	Hong Kong	– *(note (iii) below)*	60	38.24	Civil engineering
Paul Y. (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	63.74	Provision of electrical, mechanical and building services
Paul Y. Builders Group Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Investment holding
		HK$1,000,000 non-voting deferred shares *(note (iv) below)*	–	–	
Paul Y. Builders Limited	Hong Kong	HK$102,000,000 ordinary shares	100	63.74	Building construction
Paul Y. Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	63.74	Building construction and civil engineering
Paul Y. Engineering Group Limited	Bermuda	HK$294,800,000 ordinary shares	63.74	63.74	Investment holding
Paul Y. General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	63.74	Building construction and civil engineering
Paul Y. Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Interior decoration works
Paul Y. Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Hire of motor vehicles and plant and machinery

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Subsidiaries %	attributable to the Group %	Principal activities
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(note (v) below)*	-	-	
Paul Y. Construction (China) Limited	PRC	RMB60,000,000 registered capital	100	63.74	Civil engineering and building construction
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	63.74	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	63.74	Civil engineering and foundation works
Paul Y. Management Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Management and secretarial services
Paul Y. Project Management International Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Project management services and investment holding
Paul Y. Facilities Management Co., Limited	Hong Kong	HK$2 ordinary shares	100	63.74	Facilities management services
PYI Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
PYI Min Sheng Investment Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
PYI Xingdong Properties (Jiangsu) Limited	PRC	US$12,500,000 registered capital *(notes (i) and (vi) below)*	100	100	Property investment

All of the above subsidiaries operate in Hong Kong except Jiangsu Wanhua Real Estate Development Co., Ltd., PYI Xingdong Properties (Jiangsu) Limited, 湖北民生石油液化氣有限公司, Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu YangKou Port Development and Investment Co., Ltd. and Paul Y. Construction (China) Limited, all of which operate in the PRC.

All of the above subsidiaries are limited companies except Paul Y. - CREC(HK) Joint Venture which is an unincorporated business. Paul Y. Engineering Group Limited is listed in Hong Kong.

Notes:

(i) Being the wholly-foreign-owned-enterprises.

(ii) Being the sino-foreign equity joint ventures.

(iii) No capital has been contributed by the joint venture partners of the joint venture.

(iv) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(vi) As at 31 March 2007, the registered capital of Jiangsu Wanhua Real Estate Development Co., Ltd., Jiangsu YangKou Port Development and Investment Co., Ltd. and PYI Xingdong Properties (Jiangsu) Limited are paid up to US$7,225,000, US$40,650,000 and US$6,432,000, respectively. The registered capital of all other subsidiaries registered in the PRC are fully paid up as at 31 March 2007.

(b) Particulars of the Company's principal associates indirectly held by the Company at 31 March 2007 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
CSCEC-Paul Y. Construction Company Limited	PRC	US$10,000,000 registered capital *(note below)*	20.0	Civil engineering and building construction
Gain Resources Limited	British Virgin Islands	US$100 ordinary shares	15.9	Investment holding
Nantong Port Group Limited	PRC	RMB966,004,400 registered capital *(note below)*	45	Port operation
Yangtze Feeder Port Limited	British Virgin Islands	US$1 ordinary share	50	Investment holding
Zhong Yu - Paul Y. Project Management Company Limited	PRC	US$500,000 registered capital *(note below)*	25.5	Project management and consultancy services

Note: The company is a sino-foreign equity joint venture company.

(c) Particulars of the Company's principal jointly controlled entity at 31 March 2007 are as follows:

Name of jointly controlled entity	Place of incorporation/ registration	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group %	Principal activities
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	- (Note)	31.9	Civil engineering

Note: No capital has been contributed by the joint venture partners.

The above tables list the subsidiaries, associates and jointly controlled entity of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries, associates and jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

3. INDEBTEDNESS

At the close of business on 31 October 2007 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this circular), the Enlarged PYI Group had outstanding borrowings of approximately HK$2,211 million. The total borrowings amount consisted of unsecured bank overdrafts of approximately HK$35 million, unsecured loans of approximately HK$130 million from certain parties, and bank loans of approximately HK$1,923 million of which approximately HK$1,412 million was secured by property interests, port equipment and certain bank balances of the Enlarged PYI Group and property interests of a minority shareholder. Also, the carrying value of the Enlarged PYI Group's convertible notes payable with face value of approximately HK$122 million amounted to approximately HK$123 million as at 31 October 2007. The redemption amount of the convertible notes payable will be 114.167% of par value at maturity, ie. April 2010.

In addition, as at 31 October 2007, the Enlarged PYI Group had contingent liabilities in respect of guarantee given to a bank in respect of banking facilities granted to an associate of approximately HK$9 million.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 October 2007.

Save as set out in the preceding paragraphs and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Enlarged PYI Group had outstanding as at the close of business of 31 October 2007 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

There has been no material change in the indebtedness or contingent liabilities of the Enlarged PYI Group since 31 October 2007.

4. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the internal resources available to the Enlarged PYI Group, the presently available banking facilities, the HK$1.03 billion bridge financing offered by a financial institution for settlement of the Acquisition consideration and in the absence of unforeseen circumstances, the Enlarged PYI Group has sufficient working capital for its present requirements for the next twelve months from the date of this circular.

5. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Board was not aware of any material adverse change in the financial or trading position of the Group since 31 March 2007, the date to which the latest audited consolidated financial statements of the Group were made up.

The following is the text of a report received from the independent reporting accountants, Deloitte Touche Tohmatsu, in respect of the audited consolidated financial results of the NTPG Group for the three financial years ended 31 December 2006 and nine months ended 30 September 2007 as set out in this appendix for inclusion in this circular.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

17 December 2007

The Directors
南通港口集團有限公司
Nantong Port Group Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") regarding南通港口集團有限公司Nantong Port Group Limited ("NTPG") and its subsidiaries (hereinafter collectively referred to as the "NTPG Group") for each of the three years ended 31 December 2006 and the nine months ended 30 September 2007 (the "Relevant Periods") for inclusion in the circular of PYI Corporation Limited dated 17 December 2007 in connection with acquisition of further interest in NTPG (the "Circular").

NTPG was established as a domestic limited liability company in the People's Republic of China ("PRC") on 20 August 2002 and was subsequently converted to a sino-foreign equity joint venture enterprise on 27 December 2005.

As at the date of this report, NTPG has interests in the following subsidiaries comprising NTPG Group:

Name of subsidiary	Place and date of establishment	Paid up registered capital *RMB'000*	Attributable equity interests held by NTPG Group	Principal activities
南通港務局狼山港務公司 (Nantong Gangwuju Langshan Port Company Limited) ("Langshan Port")	PRC 8 July 2005	5,000	100%*	Provision of non-container port and logistics services
南通華騰國際貨運代理有限公司 (Nantong Huateng International Cargo Agent Company Limited) ("Nantong Huateng")	PRC 29 August 2001	8,500	100%*	Provision of cargo agency services
太倉船舶服務有限公司 (Taicang Port Shipping Services Company Limited) ("Taicang Port")	PRC 12 June 2002	7,175	100%*	Provision of port logistics and other supporting services
南通港口貨運中心 (Nantong Port Cargo Center) ("Cargo Center")	PRC 13 August 1996	500	100%*	Provision of cargo loading services
南通長江水上工程有限公司 (Nantong Changjiang River Engineering Company Limited) ("River Engineering")	PRC 9 October 1999	1,670	90%*	Provision of river dredging and other related services
南通中理外輪理貨有限公司 (Nantong Zhongli Felly and Tally Company Limited) ("Nantong Zhongli")	PRC 16 October 2006	1,055	84%*	Provision of cargo agency and related services

Name of subsidiary	Place and date of establishment	Paid up registered capital *RMB'000*	Attributable equity interests held by NTPG Group	Principal activities
南通嘉托福儲運有限公司 (Nantong Jiatuofu Warehouse and Logistics Company Limited) ("Nantong Jiatuofu")	PRC 1 December 1993	4,354	100%	Provision of warehouse storage and logistics services
南通海夢旅行社 (Nantong Haimeng Travel Agent) ("Nantong Haimeng")	PRC 13 August 2001	300	100%*	Provision of travel agency services

* Directly held by NTPG

The financial year end date of all the entities comprising NTPG Group is 31 December.

No audited financial statements for the Relevant Periods have been prepared for Nantong Zhongli since its date of establishment as it is newly established in late 2006 and is not required to have statutory audit before the date of this report. No audited financial statements for the year ended 31 December 2006 has been prepared for Nantong Jiatuofu as the management intended to cease its business. For the purpose of this report, we have, however, reviewed the relevant transactions recorded by Nantong Zhongli since its date of establishment and Nantong Jiatuofu for the year ended 31 December 2006 and carried out such procedures as we considered necessary for inclusion of the financial information relating to Nantong Zhongli and Nantong Jiatuofu.

The statutory financial statements of NTPG and of its subsidiaries other than Nantong Zhongli were prepared in accordance with the relevant accounting rules and financial regulations applicable in the PRC. The statutory financial statements of the entities comprising NTPG Group were audited by the following certified public accountants registered in PRC:

The entity	Financial period	Auditors
NTPG	Years ended 31 December 2004 and 2005	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountants
	Year ended 31 December 2006	江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountants
Langshan Port	8 July 2005 (date of establishment) to 31 December 2005	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountants
	Year ended 31 December 2006	江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountants
Nantong Huateng	Years ended 31 December 2004 and 2005	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountants
	Year ended 31 December 2006	江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountants
Taicang Port	Years ended 31 December 2004 and 2005	蘇州天華聯合會計師事務所 SuzhouTianhua United Certified Public Accountants
	Year ended 31 December 2006	江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountant
Cargo Center	Years ended 31 December 2004 and 2005	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountant
	Year ended 31 December 2006	江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountants

The entity	Financial period	Auditors
River Engineering	Years ended 31 December 2004 and 2005 Year ended 31 December 2006	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountants 江蘇天衡會計師事務所 Jiangsu Talent Certified Public Accountants
Nantong Jiatuofu	Years ended 31 December 2004 and 2005	南通愛德信會計師事務所 Nantong Aidexin Certified Public Accountants
Nantong Haimeng	Years ended 31 December 2004, 2005 and 2006	江蘇鼎信會計師事務所有限公司 Jiangsu Dingxin Certified Public Accountants

For the purpose of this report, the directors of NTPG have prepared the consolidated financial statements of NTPG Group for the Relevant Periods in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") (the "Underlying Financial Statements"). We have undertaken an independent audit on the Underlying Financial Statements in accordance with Hong Kong Standards on Auditing issued by the HKICPA.

We have examined the Underlying Financial Statements for the Relevant Periods in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" as recommended by the HKICPA.

The Financial Information of NTPG Group for the Relevant Periods as set out in this report has been prepared from the Underlying Financial Statements for the purpose of preparing our report for inclusion in the Circular. No adjustment was deemed necessary by us to the Underlying Financial Statement in preparing our report for inclusion in the Circular.

The Underlying Financial Statements are the responsibility of the directors of NTPG who approved their issue. The directors of PYI Corporation Limited are responsible for the contents of the Circular in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of NTPG and of NTPG Group as at 31 December 2004, 2005, and 2006 and 30 September 2007, and of the consolidated results and cash flows of NTPG Group for each of the three years ended 31 December 2006 and the nine months ended 30 September 2007.

The comparative consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement of NTPG Group for the nine months ended 30 September 2006 together with the notes thereon have been extracted from NTPG Group's unaudited consolidated financial information for the same period (the "30 September 2006 Financial Information") which was prepared by the directors of NTPG solely for the purpose of this report. We have reviewed the 30 September 2006 Financial Information in accordance with Statement of Auditing Standards 700 "Engagement to Review Interim Financial Reports" issued by the HKICPA. Our review consisted principally of making enquiries of NTPG Group's management and applying analytical procedures to the 30 September 2006 Financial Information and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the 30 September 2006 Financial Information. On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the 30 September 2006 Financial Information.

A. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

		NTPG GROUP				
		Year ended 31 December			Nine months ended 30 September	
		2004	2005	2006	2006	2007
	Notes	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Revenue	8	438,705	524,216	530,123	393,694	493,805
Cost of sales		(280,377)	(334,594)	(338,758)	(254,088)	(256,870)
Gross profit		158,328	189,622	191,365	139,606	236,935
Gain arising on operation restructuring	10	175,805	–	–	–	–
Other income	9	15,205	15,217	15,389	7,751	12,929
Loss arising on operation restructuring	10	–	(219,295)	–	–	–
Loss on guarantee given to a liquidated entity	11	–	(149,000)	–	–	–
Administrative expenses		(222,606)	(167,181)	(129,098)	(89,773)	(146,781)
Finance costs	12	(8,067)	(16,927)	(13,915)	(10,028)	(29,484)
Other expenses		(46,082)	(10,290)	(10,287)	(7,032)	(7,670)
Share of results of associates		649	1,335	1,261	563	656
Share of result of a jointly controlled entity		622	201	(430)	(278)	–
Profit (loss) before taxation		73,854	(356,318)	54,285	40,809	66,585
Taxation	13	(85,699)	(27,526)	(279)	(403)	(257)
(Loss)/profit for the year/period	14	(11,845)	(383,844)	54,006	40,406	66,328
Attributable to:						
Equity holders of NTPG		(11,855)	(383,867)	53,984	40,379	66,315
Minority interests		10	23	22	27	13
		(11,845)	(383,844)	54,006	40,406	66,328

CONSOLIDATED BALANCE SHEETS

	Notes	NTPG GROUP As at 31 December 2004 RMB'000	2005 RMB'000	2006 RMB'000	As at 30 September 2007 RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	17	999,608	1,407,678	1,558,601	1,524,668
Prepaid lease payments	18	150,812	351,768	360,423	354,678
Intangible assets	19	–	–	–	2,469
Interests in associates	21	2,009	3,602	4,051	9,957
Interests in a jointly controlled entity	22	1,773	1,479	949	949
Available-for-sale investments	23	48,804	45,305	41,896	26,193
Deferred tax assets	24	–	2,678	3,133	3,225
		1,203,006	1,812,510	1,969,053	1,922,139
CURRENT ASSETS					
Inventories	25	5,666	5,157	6,186	6,666
Trade and other receivables	26	147,328	140,586	169,316	186,114
Prepaid lease payments	18	3,083	7,807	7,807	7,807
Amount due from an equity owner	27	–	–	–	20,000
Held-for-trading investments	28	–	2,041	–	–
Pledged bank balances	29	11,690	100,000	–	–
Cash and cash equivalents	30	106,733	223,319	126,572	68,041
		274,500	478,910	309,881	288,628
TOTAL ASSETS		1,477,506	2,291,420	2,278,934	2,210,767
CURRENT LIABILITIES					
Trade and other payables	31	474,159	979,526	686,154	525,345
Tax payable		84,777	108,489	101,957	101,981
Borrowings – due within one year	32	290,650	264,081	135,000	212,000
Provisions	33	–	149,000	149,000	149,000
		849,586	1,501,096	1,072,111	988,326
NET CURRENT LIABILITIES		(575,086)	(1,022,186)	(762,230)	(699,698)
TOTAL ASSETS LESS CURRENT LIABILITIES		627,920	790,324	1,206,823	1,222,441
NON-CURRENT LIABILITIES					
Borrowings – due after one year	32	235,990	382,700	447,700	386,000
NET ASSETS		391,930	407,624	759,123	836,441
CAPITAL AND RESERVES					
Paid-in capital	34	362,134	687,377	966,004	966,004
Reserves		29,600	(279,935)	(207,241)	(129,936)
Equity attributable to equity holders of NTPG		391,734	407,442	758,763	836,068
Minority interests		196	182	360	373
TOTAL EQUITY		391,930	407,624	759,123	836,441

BALANCE SHEETS

		NTPG			
		As at 31 December			As at 30 September
	Notes	2004 RMB'000	2005 RMB'000	2006 RMB'000	2007 RMB'000
NON-CURRENT ASSETS					
Property, plant and equipment	17	983,717	1,320,995	1,479,992	1,450,051
Prepaid lease payments	18	150,812	351,768	360,423	354,678
Intangible assets	19	–	–	–	2,469
Investments in subsidiaries	20	21,830	22,476	23,861	23,861
Interests in associates	21	1,442	3,092	3,092	8,342
Interests in a jointly controlled entity	22	750	750	750	750
Available-for-sale investments	23	45,875	45,305	41,896	26,193
Deferred tax assets	24	–	776	776	776
		1,204,426	1,745,162	1,910,790	1,867,120
CURRENT ASSETS					
Inventories	25	5,666	3,460	4,268	4,781
Trade and other receivables	26	131,125	116,001	138,578	155,541
Prepaid lease payments	18	3,083	7,807	7,807	7,807
Amount due from subsidiaries	20	770	77,869	88,027	72,810
Amount due from an equity owner	27	–	–	–	20,000
Held-for-trading investments	28	–	2,041	–	–
Pledged bank balances	29	11,690	100,000	–	–
Cash and cash equivalents	30	101,009	211,628	108,826	52,955
		253,343	518,806	347,506	313,894
TOTAL ASSETS		1,457,769	2,263,968	2,258,296	2,181,014
CURRENT LIABILITIES					
Trade and other payables	31	460,994	946,914	660,706	496,928
Tax payable		84,332	108,102	101,674	101,674
Borrowings – due within one year	32	285,700	264,081	135,000	207,500
Provisions	33	–	149,000	149,000	149,000
		831,026	1,468,097	1,046,380	955,102
NET CURRENT LIABILITIES		(577,683)	(949,291)	(698,874)	(641,208)
TOTAL ASSETS LESS CURRENT LIABILITIES		626,743	795,871	1,211,916	1,225,912
NON-CURRENT LIABILITIES					
Borrowings – due after one year	32	235,990	382,700	447,700	386,000
NET ASSETS		390,753	413,171	764,216	839,912
CAPITAL AND RESERVES					
Paid-in capital	34	362,134	687,377	966,004	966,004
Reserves	35	28,619	(274,206)	(201,788)	(126,092)
TOTAL EQUITY		390,753	413,171	764,216	839,912

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of NTPG									
	Paid-in capital *RMB'000*	Statutory surplus reserve *RMB'000* *(note a)*	Capital reserve *RMB'000* *(note b)*	Special reserve *RMB'000* *(note c)*	Reserve fund *RMB'000* *(note d)*	Enterprise expansion fund *RMB'000* *(note d)*	Accumulated losses *RMB'000*	Total *RMB'000*	Minority interests *RMB'000*	Total *RMB'000*
At 1 January 2004	362,134	15,561	67,417	101,816	257	315	(175,588)	371,912	193	372,105
Loss for the year, representing total recognised loss for the year	-	-	-	-	-	-	(11,855)	(11,855)	10	(11,845)
Refund during the year	-	-	-	31,677	-	-	-	31,677	-	31,677
Appropriation	-	-	-	-	21	26	(47)	-	-	-
Transfer to make up previous years losses	-	(11,529)	-	-	-	-	11,529	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	(7)	(7)
At 31 December 2004	362,134	4,032	67,417	133,493	278	341	(175,961)	391,734	196	391,930
Loss for the year, representing total recognised loss for the year	-	-	-	-	-	-	(383,867)	(383,867)	23	(383,844)
Refund during the year	-	-	-	150,976	-	-	-	150,976	-	150,976
Appropriation	-	73	-	-	32	40	(145)	-	-	-
Transfer to paid in capital	76,644	-	-	(76,644)	-	-	-	-	-	-
Capital contribution	156,075	-	-	-	-	-	-	156,075	-	156,075
Capital injection in the form of land	92,524	-	-	-	-	-	-	92,524	-	92,524
Acquisition of additional interest from a minority equity owner	-	-	-	-	-	-	-	-	(196)	(196)
Capital contribution from minority equity owners	-	-	-	-	-	-	-	-	176	176
Dividend paid	-	-	-	-	-	-	-	-	(17)	(17)
At 31 December 2005	687,377	4,105	67,417	207,825	310	381	(559,973)	407,442	182	407,624
Profit for the year, representing total recognised profit for the year	-	-	-	-	-	-	53,984	53,984	22	54,006
Refund during the year	-	-	-	18,710	-	-	-	18,710	-	18,710
Appropriation	-	73	-	-	-	-	(73)	-	-	-
Capital contribution	278,627	-	-	-	-	-	-	278,627	-	278,627
Capital contribution from minority equity owners	-	-	-	-	-	-	-	-	169	169
Dividend paid	-	-	-	-	-	-	-	-	(13)	(13)
At 31 December 2006	966,004	4,178	67,417	226,535	310	381	(506,062)	758,763	360	759,123
Profit for the period, representing total recognised profit for the period	-	-	-	-	-	-	66,315	66,315	13	66,328
Refund during the period	-	-	-	10,990	-	-	-	10,990	-	10,990
At 30 September 2007	966,004	4,178	67,417	237,525	310	381	(439,747)	836,068	373	836,441
Unaudited										
At 1 January 2006	687,377	4,105	67,417	207,825	310	381	(559,973)	407,442	182	407,624
Profit for the period, representing total recognised profit for the period	-	-	-	-	-	-	40,379	40,379	27	40,406
Refund during the period	-	-	-	14,270	-	-	-	14,270	-	14,270
Capital contribution	278,627	-	-	-	-	-	-	278,627	-	278,627
At 30 September 2006	966,004	4,105	67,417	222,095	310	381	(519,594)	740,718	209	740,927

Notes:

(a) According to the Articles of Association, NTPG and certain subsidiaries are required to transfer 10% of the profit after tax (as determined in accordance with the relevant accounting principles and financial regulations applicable to companies established in the People's Republic of China ("PRC GAAP")) to the statutory surplus reserve fund until the fund balance reaches 50% of the registered capital. The transfer to this fund must be made before distributing dividends to shareholders. The fund can be used to make up previous years' losses, expand the existing operations or convert into additional capital of NTPG and the subsidiaries.

(b) The amount relates to non-monetary assets which have been contributed by NTPG's equity owners prior to 1 January 2004.

(c) During the Relevant Periods, NTPG Group received a portion of the port construction fee (港建費) collected by the NTPG Group on behalf of the Ministry of Communication and a portion of its land use right considerations paid to Nantong municipal government. The monies were stipulated for the purpose of increasing the capital of NTPG held by the government. Accordingly these monies were all credited to this special reserve account. In 2005, RMB76,644,000 was converted as capital injection from this special reserve account.

(d) Pursuant to regulations in the PRC, certain subsidiaries are required to transfer a percentage of the profit after tax (as determined under the PRC GAAP) to the reservse fund and the enterprise expansion fund. The reserve fund can be used to set off accumulated losses whilst the enterprise expansion fund can be used for expansion of production facilities or increase in capital. These funds are not available for distribution to shareholders.

CONSOLIDATED CASH FLOW STATEMENTS

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
OPERATING ACTIVITIES					
Profit(loss) before taxation	73,854	(356,318)	54,285	40,809	66,585
Adjustments for:					
Depreciation of property, plant and equipment	61,834	51,507	40,367	31,265	59,288
Amortisation of intangible assets	–	–	–	–	85
Impairment loss on trade and other receivables	2,537	13,891	466	349	262
Loss arising on trade and other receivables written off	65,981	4,523	–	–	–
Release of prepaid lease payment	–	2,627	3,664	3,354	6,440
Interest expense	8,067	16,927	13,915	10,028	29,484
Interest income	(845)	(1,802)	(2,402)	(1,867)	(879)
Dividend received from available-for-sale investment	(4,070)	(4,783)	(4,302)	–	(428)
(Gain) loss arising on operation restructuring	(175,805)	219,295	–	–	–
Loss on guarantee given to a liquidated entity	–	149,000	–	–	–
Loss (gain) on disposal of property, plant and equipment	13,604	(3,273)	(170)	(902)	(197)
Loss arising on property, plant and equipment written off	33,548	7,561	–	–	–
(Gain) loss on disposal of available-for-sale investments	1,074	(378)	–	–	(4,221)
Impairment loss on available-for-sale investment	8,249	746	3,464	–	–
Share of result of a jointly controlled entity	(622)	(201)	430	278	–
Share of results of associates	(649)	(1,335)	(1,261)	(563)	(656)
Operating cash flows before movements in working capital	86,757	97,987	108,456	82,751	155,763
Decrease (increase) in inventories	2,423	509	(1,029)	(1,433)	(480)
Increase in trade and other receivables	(19,257)	(7,315)	(28,444)	(56,568)	(17,060)
Increase (decrease) in trade and other payables	152,729	64,875	(119,166)	(252,759)	(42,015)
Decrease in provisions	–	–	(2,104)	–	–
Cash generated from (used in) operating activities	222,652	156,056	(42,287)	(228,009)	96,208
Income tax paid	(1,221)	(6,492)	(7,266)	(6,773)	(325)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	221,431	149,564	(49,553)	(234,782)	95,883

CONSOLIDATED CASH FLOW STATEMENTS *(continued)*

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
INVESTING ACTIVITIES					
Increase in prepaid lease payments	(144,728)	(115,783)	(12,319)	(12,009)	(695)
Purchase of property, plant and equipment	(78,616)	(191,212)	(336,582)	(185,245)	(146,208)
Additional interest in associates	–	(1,650)	–	–	–
Acquisition of available-for-sale investments	(22,134)	(176)	–	–	–
(Increase) decrease in pledged bank balances	(11,690)	(88,310)	100,000	100,000	
Proceeds from disposal of property, plant and equipment	4,495	1,448	6,846	1,869	2,256
Dividend received from associates	458	1,392	812	–	–
Dividend received from a jointly controlled entity	1,155	495	100	100	–
Dividend received from available-for-sale investments	903	3,733	3,550	–	428
Interest received	845	1,802	2,402	1,867	879
Acquisition of intangible assets	–	–	–	–	(2,554)
Investment in associates	–	–	–	–	(5,250)
(Purchase of) proceeds from disposal of held-for-trading investments	–	(2,041)	2,041	2,041	–
Acquisition of additional interests in subsidiaries	–	(196)	–	–	–
(Purchase of) proceeds from disposal of available-for-sale investment	–	–	(55)	–	19,924
Proceeds from disposal of non-current assets held for sales	–	–	–	–	–
Advance to an equity owner	–	–	–	–	(20,000)
NET CASH USED IN INVESTING ACTIVITIES	(249,312)	(390,498)	(233,205)	(91,377)	(151,220)
FINANCING ACTIVITIES					
Bank and other borrowings raised	441,371	638,630	285,730	286,000	333,200
Refund from government for future capital injection	31,677	150,976	18,710	14,270	10,990
Repayment of bank borrowings	(407,105)	(518,489)	(349,811)	(193,768)	(317,900)
Interest paid	(8,067)	(69,831)	(47,401)	(34,620)	(29,484)
Dividend paid to minority equity owners	(7)	(17)	(13)	–	–
Capital contributions by equity owners	–	156,075	278,627	278,627	–
Capital contribution from minority equity owners	–	176	169	–	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES	57,869	357,520	186,011	350,509	(3,194)
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	29,988	116,586	(96,747)	24,350	(58,531)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR/PERIOD	76,745	106,733	223,319	223,319	126,572
CASH AND CASH EQUIVALENTS AT END OF THE YEAR/PERIOD, represented by bank balances and cash	106,733	223,319	126,572	247,669	68,041

NOTES TO THE FINANCIAL INFORMATION

1. GENERAL INFORMATION

NTPG was established in the PRC, on 20 August 2002 as a domestic limited liability company. NTPG was converted to a sino-foreign equity joint venture enterprise on 27 December 2005. At the date of this report, NTPG has three equity owners being PYI Corporation Limited ("PYI") owning as to 45% equity interests of NTPG, 南通國有資產投資控股有限公司Nantong State-owned Assets Investment Holding Company Limited ("Nantong SOA") owning as to 42.68% equity interests of NTPG, and 國投交通公司SDIC Communications Company ("SDIC Communications") owning as to 12.32% equity interests of NTPG. NTPG's registered office and principal place of business are both 12 West Youth Road, Nantong, PRC.

NTPG is principally engaged in the operation of ports and provision of port services, logistics services and port related value-added services. The principal activities of its subsidiaries are set out on page 1 of this report. The Financial Information is presented in Renminbi ("RMB"), which is the same as the functional currency of NTPG.

The Financial Information of the Relevant Periods has been prepared in accordance with the accounting policies adopted by PYI, details of which are set in note 4.

2. BASIS OF PREPARATION OF FINANCIAL INFORMATION

At 30 September 2007, NTPG Group's current liabilities exceeded its current assets by RMB699,698,000. The Financial Information has been prepared on a going concern basis because the financial position of NTPG Group has been improved since 1 January 2006. Mainly due to the injection of new capital from its new investor in 2005. After taking into account of its available banking facilities, its enlarge capital base and its support from its equity investors, the directors of NTPG are of the opinion that NTPG Group will be able to meet in full its financial obligations as and when they arise and to continue its operations in the foreseeable future.

3. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

The HKICPA has issued a number of new or revised Hong Kong Accounting Standards ("HKASs"), Hong Kong Financial Reporting Standards ("HKFRSs"), amendments and Interpretations ("INTs") (hereinafter collectively referred to as "new HKFRSs") which are effective for NTPG Group's financial period beginning 1 January 2007. For the purposes of preparing and presenting the Financial Information of the Relevant Periods, NTPG Group has consistently adopted all these new HKFRSs over the Relevant Periods.

At the date of this report, the HKICPA issued the following new and revised standards and interpretations that have been issued but are not yet effective for the Relevant Periods. However, NTPG Group has not early applied these new and revised standards and interpretations. Management anticipates that the application of these new and revised standards and interpretations will have no material impact on the results and financial position of NTPG Group.

HKAS 23 (Revised)	Borrowing costs[1]
HKFRS 8	Operating segments[1]
HK(IFRIC) – INT 11	HKFRS 2: Group and treasury share transactions[2]
HK(IFRIC) – INT 12	Service concession arrangements[3]
HK(IFRIC) – INT 13	Customer loyalty programmes[4]
HK(IFRIC) – INT 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[3]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 March 2007
[3] Effective for annual periods beginning on or after 1 January 2008
[4] Effective for annual periods beginning on or after 1 July 2008

4. SIGNIFICANT ACCOUNTING POLICIES

The Financial Information has been prepared on the historical cost basis, except for certain financial instruments which are measured at fair value and in accordance with the accounting policies set out below, which conform with HKFRSs issued by the HKICPA. In addition, the Financial Information includes applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of consolidation

The Financial Information incorporates the financial statements of NTPG and entities controlled by NTPG (its subsidiaries). Control is achieved where NTPG has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the Relevant Periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of NTPG Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from NTPG Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of NTPG Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Investments in subsidiaries are included in NTPG's balance sheets at cost less any identified impairment loss.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts and sales related taxes.

Income from port, port logistics and supporting services are recognised when the respective services are rendered.

Rental income is recognised on a straight-line basis over the period of the respective leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when a group entity's right to receive payment has been established.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment loss.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other assets, commences when the assets are ready for their intended use.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the period in which the item is derecognised.

Prepaid lease payments

Payments for obtaining leasehold interest in land are accounted for as prepaid lease payments and are released to the consolidated income statement on a straight-line basis over the relevant lease terms. The amount which are to be released to the consolidated income statement in the next twelve months or less are classified as current assets.

Gain or losses arising from derecognition of a prepaid lease payment (calculated as the difference between the net disposal proceeds and the carrying amount of the items) is included in the consolidated income statement in the year/period in which the item is derecognised.

Intangible assets

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Impairment of tangible and intangible assets with finite useful lives

At each balance sheet date, NTPG Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, NTPG Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Investments in associates

An associate is an entity over which NTPG Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decision of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these Financial Information using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in NTPG Group's share of the net assets of the associate, less any identified impairment loss. When NTPG Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of NTPG Group's net investment in the associate), NTPG Group discontinues recognising its share for further losses. An additional share of losses is provided for and a liability is recognised only to the extent that NTPG Group has incurred legal or constructive obligations to make payment on behalf of that associate.

Any excess of the cost of acquisition over NTPG Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of NTPG Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of NTPG Group, profits and losses are eliminated to the extent of NTPG Group's interest in the relevant associate.

Jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

NTPG Group recognises its interests in jointly controlled entities using equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in NTPG Group's share of the net assets of the jointly controlled entities, less any identified impairment loss. When NTPG Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of NTPG Group's net investment in the jointly controlled entity), NTPG Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that NTPG Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of NTPG Group, unrealised profits or losses are eliminated to the extent of NTPG Group's interest in the jointly controlled entity, except to the extent that unrealised losses provided evidence of an impairment of the assets transferred, in which case, the full amount of losses is recognised.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

NTPG Group's and NTPG's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss represent NTPG Group's and NTPG's held-for-trading investments.

At each balance sheet date subsequent to initial recognition, NTPG Group's and NTPG's held-for-trading investments are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, amount due from an equity owner, pledged bank balances and bank deposits and cash) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of NTPG Group and NTPG after deducting all of its liabilities.

Financial liabilities

Financial liabilities (including trade and other payables and bank and other borrowings) are subsequently measured at amortised cost, using the effective interest method.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and NTPG Group and NTPG has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Provisions

Provisions are recognised when NTPG Group and NTPG has a present obligation as a result of a past event, and it is probable that NTPG Group and NTPG will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

NTPG Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

NTPG Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease terms on a straight-line basis.

Foreign currencies

In preparing the financial statements of the individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Contributions to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. NTPG Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the respective balance sheet dates.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the Financial Information and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where NTPG Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with equity.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of NTPG Group's accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following is the key assumption concerning the future, and other key source of estimation uncertainty at the balance sheet date, that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Provisions

During the year ended 31 December 2005, NTPG provided a guarantee to a third party, details of which are set out in note 11. The exact amounts of realisation of the corporate guarantee loss are uncertain. Based on the information available, the best estimate of the loss on guarantee given to a liquidated entity which NTPG may probably be liable were provided for in NTPG Group's financial statements for year ended 31 December 2005.

6. FINANCIAL INSTRUMENTS

6a. Financial risk management objectives and policies

NTPG Group's and NTPG's major financial instruments include bank balances and cash, trade and other receivables available for sale investments, held for trading investments, trade and other payables and borrowings. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Details of categories of financial assets and liabilities with its carrying values are as follows:

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Financial assets								
Available-for-sale investments	48,804	45,305	41,896	26,193	45,875	45,305	41,896	26,193
Loans and receivables	264,590	463,378	295,022	272,743	243,507	505,132	334,630	300,097
Financial assets at fair value through profit or loss								
Held-for-trading investments	-	2,041	-	-	-	2,041	-	-
Financial liabilities								
Amortised cost	938,041	1,556,628	1,170,456	1,048,063	920,239	1,523,581	1,154,956	1,026,643

Credit risk

NTPG Group's and NTPG's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 December 2004, 2005, and 2006 and 30 September 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet and NTPG's balance sheet. In order to minimise the credit risk, the management of NTPG Group and NTPG has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, NTPG Group and NTPG review the recoverable amount of each individual trade debt, other debt, amount due from an equity owner and amount due from subsidiaries at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of NTPG consider that NTPG Group's and NTPG's credit risk is significantly reduced.

Although the bank balances are concentrated on certain counterparties, the credit risk on liquid funds is limited because the counterparties are banks with high credit ratings.

Liquidity risk

NTPG Group and NTPG have net current liabilities as at the each balance sheet date. NTPG Group and NTPG are exposed to liquidity risk of being unable to raise sufficient funds to meet their financial obligations when they fall due.

The financial position of NTPG Group and NTPG has been improved since 1 January 2006, mainly due to the injection of new capital from its new investor in 2005. Taking into account of its available banking facilities, its enlarged capital base and its support from its equity investors, the directors of NTPG are of the opinion that NTPG Group and NTPG will be able to meet in full its financial obligations as and when they arise and to continue its operations in the foreseeable future.

Liquidity and interest risk tables

The following tables detail NTPG Group's and NTPG's remaining contractual maturity for their financial liabilities as at 31 December 2004, 31 December 2005, 31 December 2006 and 30 September 2007. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which NTPG Group and NTPG can be required to pay. The table includes both interest and principal cash flows.

NTPG Group

At 31 December 2004

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	46,631	–	–	–	46,631
Other payables	–	–	–	364,770	–	–	–	364,770
Floating rate – borrowings	6.54	55,688	9,062	243,924	46,940	31,387	51,738	438,739
Fixed rate borrowings	8.00	–	–	–	116,290	–	–	116,290
Total		55,688	9,062	655,325	163,230	31,387	51,738	966,430

At 31 December 2005

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	164,716	–	–	–	164,716
Other payables	–	–	–	745,131	–	–	–	745,131
Floating rate – borrowings	6.54	42,591	25,956	107,462	105,007	51,804	305,877	638,697
Fixed rate borrowings	8.00	–	–	116,290	–	–	–	116,290
Total		42,591	25,956	1,133,599	105,007	51,804	305,877	1,664,834

At 31 December 2006

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	9,467	–	–	–	9,467
Other payables	–	–	–	578,469	–	–	–	578,469
Floating rate – borrowings	6.48	8,833	22,903	134,678	122,148	50,020	368,637	707,219
Total		8,833	22,903	722,614	122,148	50,020	368,637	1,295,155

At 30 September 2007

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	9,139	–	–	–	9,139
Other payables	–	–	–	440,924	–	–	–	440,924
Floating rate – borrowings	6.66	6,507	3,253	236,508	36,536	35,786	451,248	769,838
Total		6,507	3,253	686,571	36,536	35,786	451,248	1,219,901

NTPG

At 31 December 2004

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	39,686	–	–	–	39,686
Other payables	–	–	–	358,863	–	–	–	358,863
Floating rate-Borrowings	6.54	55,688	9,062	238,974	46,940	31,387	51,738	433,789
Fixed rate-Borrowings	8.00	–	–	–	116,290	–	–	116,290
Total		55,688	9,062	637,523	163,230	31,387	51,738	948,628

At 31 December 2005

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	156,388	–	–	–	156,388
Other payables	–	–	–	720,412	–	–	–	720,412
Floating rate-Borrowings	6.54	42,591	25,956	107,462	105,007	51,804	305,877	638,697
Fixed rate-Borrowings	8.00	–	–	116,290	–	–	–	116,290
Total		42,591	25,956	1,100,552	105,007	51,804	305,877	1,631,787

At 31 December 2006

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables	–	–	–	6,807	–	–	–	6,807
Other payables	–	–	–	565,449	–	–	–	565,449
Floating rate-Bank borrowings	6.48	8,833	22,903	134,678	122,148	50,020	368,637	707,219
Total		8,833	22,903	706,934	122,148	50,020	368,637	1,279,475

At 30 September 2007

	Weighted average effective interest rate	Less than 2 months	2-3 months	3-12 months	1-2 years	2-3 years	Over 3 years	Total
	%	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Trade payables	–	–	–	5,514	–	–	–	5,514
Other payables	–	–	–	427,629	–	–	–	427,629
Floating rate-Bank borrowings	6.66	6,507	3,253	232,008	36,536	35,786	451,248	765,338
Total		6,507	3,253	665,151	36,536	35,786	451,248	1,198,481

Market Risk

Foreign currency risk and sensitivity

NTPG Group and NTPG undertake certain transactions denominated in foreign currency of Hong Kong Dollars. Hence, exposure to exchange rate fluctuations arise.

The following details NTPG Group and NTPG's sensitivity to a 10% increase and decrease in the RMB against Hong Kong Dollars. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year/ period end for a 10% change in foreign currency rates. The sensitivity analysis includes bank balances. If there is 10% increase (decrease) in RMB against Hong Kong Dollars, the increase (decrease) in the loss for the year ended 31 December 2005 would be RMB15,608,000 for NTPG Group and NTPG.

Interest rate risk

NTPG Group and NTPG have exposure to cash flow interest rate risks due to the fluctuation of the prevailing market interest rate on bank deposits and certain bank borrowings carries variable rates. NTPG Group and NTPG's fair value interest rate risk relates primarily to their fixed rate bank deposits and bank borrowings. NTPG Group and NTPG have not used any derivative contracts to hedge their exposure to interest rate risk. NTPG Group and NTPG have not formulated a policy to manage the interest rate risk.

Interest rate sensitivity

At the respective balance sheet dates, if interest rates had been increased/decreased by 10% and all other variables were held constant, NTPG Group's and NTPG's profit would decrease/increase by approximately RMB722,000, Nil, RMB1,152,000 and RMB2,860,000 and NTPG's net profit would decrease/increase by approximately RMB671,000, RMB1,478,000, RMB1,114,000, RMB2,840,000 for the years ended 31 December 2004, 31 December 2005 and 31 December 2006 and the nine months ended 30 September 2007 respectively.

At 31 December 2005, if interest rates had been increase/decreased by 10% and all other variable were held constant, NTPG Group's loss would increase by approximately RMB1,513,000 for the year ended 31 December 2005.

Price risk management

NTPG Group and NTPG are exposed to equity securities price risk through their held-for-trading investments. The risk is mitigated as NTPG Group and NTPG cease holding these investments in 2006.

There has been no change to NTPG Group's and NTPG's exposure to market risks or the manner in which they manage and measure the risks.

b. **Fair value**

The fair value of financial assets and financial liabilities is determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and
- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input.

The directors of NTPG consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the Financial Information approximate their corresponding fair values at the respective balance sheet dates.

c. **Capital risk management**

NTPG Group and NTPG manage their capital to ensure that entities in NTPG Group and NTPG will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of NTPG Group and NTPG consists of debt, which includes borrowings and equity attributable to equity holders of entities in NTPG Group and NTPG, comprising paid-in capital, reserves and accumulated losses.

The directors of NTPG review the capital structure from time to time. As part of this review, the directors consider the cost of capital and the associated risks. Based on recommendations of the directors, NTPG Group and NTPG will balance their overall capital structure through new debts.

d. **Significant accounting policies**

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial assets and financial liability are disclosed in note 4.

7. **SEGMENTAL INFORMATION**

Principal activities of NTPG Group are as follows:

Cement/minerals port and logistics services (non-container port and logistics services)	Loading and discharging, storage and transhipment for cement and minerals;
Container port and logistics services	Loading and discharging of containers and various container logistics services;
Port value-added and other services	Tallying, vessel navigation, vessel tugging, information technology and other services.

Provision of port services is NTPG Group's only business segment throughout the Relevant Periods. All assets, operations and customers of NTPG Group for the Relevant Periods are located in the PRC. Accordingly, no separate business or geographical segment information is presented.

8. **REVENUE**

Turnover represents the amount received and receivables from port related services during the Relevant Periods.

9. OTHER INCOME

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Gain on disposal of available-for-sale investments	–	378	–	–	4,221
Rental income	2,577	2,950	3,902	3,691	4,485
Interest income	845	1,802	2,402	1,867	879
Dividends income from available-for-sale investments	4,070	4,783	4,302	–	428
Others	7,713	5,304	4,783	2,193	2,916
	15,205	15,217	15,389	7,751	12,929

10. GAIN (LOSS) ARISING ON OPERATION RESTRUCTURING

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Waivers of debt repayments	175,805	–	–	–	–
Supplemental staff benefit	–	(219,295)	–	–	–

In anticipation and preparing for the new equity investments into NTPG in 2005, NTPG Group prior to 2006 underwent certain restructuring which included, among others, waivers from banks of repaying debts and interests owed by NTPG Group to those banks. A gain of RMB175,805,000 was recognised in 2004.

For the preparation of the changes in equity investors of NTPG in 2005, an operation restructuring had been arranged and announced in 2005. NTPG Group had an obligation to compensate certain staff benefit to the employees for their past services. Accordingly, an amount of RMB219,295,000 has been charged to profit and loss in 2005. The operation restructuring had been completed in 2006.

11. LOSS ON GUARANTEE GIVEN TO A LIQUIDATED ENTITY

In 2005, NTPG provided a corporate guarantee to certain banks for bank loans granted to Baogang Oil Company Limited ("Baogang Oil"), a third party unrelated to NTPG Group, and Baogang Oil was subsequently declared bankrupt. The banks sued Baogang Oil and its guarantor for the amount lent to Baogang Oil. Based on the information available, the best estimate of the loss which NTPG and NTPG Group may probably be liable was approximately RMB149,000,000 which was provided for in NTPG Group's financial statements for during the year ended 31 December 2005.

12. FINANCE COSTS

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Interests on:					
– borrowings wholly repayable within five years	8,067	69,372	45,546	28,444	23,277
– borrowings wholly repayable after five years	–	459	1,855	6,176	6,207
Total borrowing costs	8,067	69,831	47,401	34,620	29,484
Less, amounts capitalised	–	(52,904)	(33,486)	(24,592)	–
	8,067	16,927	13,915	10,028	29,484

13. TAXATION

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Tax charge represents:					
PRC income tax:					
– Charge for the year/period	85,699	30,204	734	403	349
– Deferred tax (note 24)	–	(2,678)	(455)	–	(92)
	85,699	27,526	279	403	257

No provision for Hong Kong Profits Tax has been made as NTPG Group's profit was neither arised in, nor derived from Hong Kong during the Relevant Periods.

NTPG was subject to PRC income tax at 33% on its taxable income prior to its conversion into an equity joint venture enterprise. Subsequent to its conversion, pursuant to an approval document issued by江蘇省國家稅務局Jiangsu Provincial National Tax Bureau, NTPG is exempted from PRC income tax for five years commencing its first profit making year, which is 2006, and followed by a 50% reduction for the next five years ("Tax Holiday").

All NTPG's subsidiaries are subject to income tax in the PRC which are calculated at the prevailing tax rate of 33% on the taxable income.

On 16 March 2007, the PRC promulgated Law of the PRC on Enterprise Income Tax ("New Law") by Order No. 63 of the President of the PRC, which will be effective from 1 January 2008. NTPG and its subsidiaries will then measure and pay enterprise income tax pursuant to the New Law. In the opinion of the directors of NTPG, NTPG is still entitled to enjoy the benefits from Tax Holiday under the New Law. However, the applicable tax rate is uncertain.

The tax charge for the Relevant Periods can be reconciled to the profit (loss) before taxation per the consolidated income statement as follows:

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Profit (loss) before taxation	73,854	(356,318)	54,285	40,809	66,585
Tax at the applicable income tax rate of 33%	24,372	(117,585)	17,914	13,467	21,973
Tax effect of expenses not deductible for tax purposes *(Note)*	67,198	149,874	976	928	544
Tax effect of income not taxable for tax purposes	(1,763)	(2,085)	(1,837)	(186)	(358)
Tax effect of deductible temporary differences	–	(2,678)	(455)	(455)	(92)
Effect of tax incentive granted on purchase of certain property, plant and equipment	(4,108)	–	–	–	–
Tax effect of tax exemption	–	–	(16,319)	(13,351)	(21,810)
Tax charge for the year/period	85,699	27,526	279	403	257

Note: Expenses not deductible for tax purposes comprised principally assets written off for the year ended 31 December 2004, and recognition of restructuring expenses and corporate guarantee loss for year ended 31 December 2005.

14. (LOSS) PROFIT FOR THE YEAR/PERIOD

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
(Loss) profit for the year/period has been arrived at after charging (crediting):					
Salaries and other benefites	149,741	181,428	169,566	116,671	133,863
Retirement benefit scheme contributions	12,906	16,292	19,602	12,520	17,100
Total staff costs (including directors' remuneration)	162,647	197,720	189,168	129,191	150,963
Amortisation of intangible assets	–	–	–	–	85
Depreciation of property, plant and equipment	61,834	51,507	40,367	31,265	59,288
Loss (gain) on disposal of property, plant and equipment	13,604	(3,273)	(170)	(902)	(197)
Impairment loss on available-for-sale investments	8,249	746	3,464	–	–
Loss on disposal of available-for-sale investments	1,074	–	–	–	–
Release of prepaid lease payments	–	2,627	3,664	3,354	6,440
Impairment loss on trade and other receivables	2,537	13,891	466	349	262
Loss arising on property, plant and equipment written off	33,548	7,561	–	–	–
Loss arising on trade and other receivables written off	65,981	4,523	–	–	–

15. DIRECTOR'S EMOLUMENTS

Details of the emoluments paid to the directors of NTPG for the Relevant Periods are as follows:

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Director –					
– salaries and other allowances	–	–	85	–	–

16. DIVIDENDS

No dividends have been paid or declared by NTPG during the Relevant Periods.

17. PROPERTY, PLANT AND EQUIPMENT

NTPG GROUP	Buildings RMB'000	Port facilities RMB'000	Port equipment RMB'000	Furniture, fixture and electronic equipment RMB'000	Vessels and motor vehicles RMB'000	Other machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST								
At 1 January 2004	49,537	527,443	233,512	30,558	63,099	22,760	398,500	1,325,409
Additions	2,125	-	-	27,325	1,177	1,141	46,848	78,616
Transfer	17,691	43,393	66,484	-	25,353	-	(152,921)	-
Disposals/written off	(15,557)	(19,559)	(16,410)	(25,976)	(8,416)	(270)	-	(86,188)
At 31 December 2004	53,796	551,277	283,586	31,907	81,213	23,631	292,427	1,317,837
Additions	24	152	-	-	150	-	464,987	465,313
Transfer	3,267	17,067	26,210	-	1,391	-	(47,935)	-
Disposals/written off	(578)	(895)	(3,070)	(2,004)	(3,911)	(6,015)	-	(16,473)
At 31 December 2005	56,509	567,601	306,726	29,903	78,843	17,616	709,479	1,766,677
Additions	-	-	1,747	2,803	1,751	-	191,665	197,966
Transfer	-	55,354	47,827	-	92	(435)	(102,838)	-
Disposals	(2,898)	(4,700)	(3,760)	(1,807)	(848)	-	-	(14,013)
At 31 December 2006	53,611	618,255	352,540	30,899	79,838	17,181	798,306	1,950,630
Additions	-	-	-	12,175	85	312	14,842	27,414
Transfer	-	474,304	298,420	-	26,182	-	(798,906)	-
Disposals	(1,366)	(895)	(1,277)	(1,710)	-	-	-	(5,248)
At 30 September 2007	52,245	1,091,664	649,683	41,364	106,105	17,493	14,242	1,972,796
DEPRECIATION								
At 1 January 2004	16,561	105,628	109,917	10,980	32,367	7,442	-	282,895
Provided for the year	4,041	22,493	17,875	8,745	6,759	1,921	-	61,834
Eliminated on disposals/ written off	(1,601)	(6,733)	(6,475)	(6,915)	(4,637)	(139)	-	(26,500)
At 31 December 2004	19,001	121,388	121,317	12,810	34,489	9,224	-	318,229
Provided for the year	1,288	17,467	20,033	4,483	6,306	1,930	-	51,507
Eliminated on disposals/ written off	(280)	(773)	(515)	(347)	(3,584)	(5,238)	-	(10,737)
At 31 December 2005	20,009	138,082	140,835	16,946	37,211	5,916	-	358,999
Provided for the year	1,758	14,659	16,934	169	5,414	1,433	-	40,367
Eliminated on disposals	(79)	(1,515)	(3,242)	(1,688)	(813)	-	-	(7,337)
At 31 December 2006	21,688	151,226	154,527	15,427	41,812	7,349	-	392,029
Provided for the period	460	21,343	30,738	2,492	3,117	1,138	-	59,288
Eliminated on disposals	(1,120)	(486)	(431)	(1,152)	-	-	-	(3,189)
At 30 September 2007	21,028	172,083	184,834	16,767	44,929	8,487	-	448,128
CARRYING VALUE								
At 31 December 2004	34,795	429,889	162,269	19,097	46,724	14,407	292,427	999,608
At 31 December 2005	36,500	429,519	165,891	12,957	41,632	11,700	709,479	1,407,678
At 31 December 2006	31,923	467,029	198,013	15,472	38,026	9,832	798,306	1,558,601
At 30 September 2007	31,217	919,581	464,849	24,597	61,176	9,006	14,242	1,524,668

NTPG	Buildings RMB'000	Port facilities RMB'000	Port equipment RMB'000	Furniture, fixture and electronic equipment RMB'000	Vessels and motor vehicles RMB'000	Other machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST								
At 1 January 2004	47,311	527,443	233,458	30,244	59,748	2,315	398,500	1,299,019
Additions	2,125	-	-	27,281	231	1,141	46,849	77,627
Transfer	17,691	43,393	66,484	-	25,353	-	(152,921)	-
Disposals/written off	(15,557)	(19,559)	(16,410)	(25,976)	(8,417)	(270)	-	(86,189)
At 31 December 2004	51,570	551,277	283,532	31,549	76,915	3,186	292,428	1,290,457
Additions	24	152	-	-	27	-	463,301	463,504
Transfer	3,267	17,067	24,524	-	1,391	-	(46,249)	-
Transfer to a subsidiary	-	(75,947)	(3,070)	(3,350)	(2,018)	-	-	(84,385)
Disposals/written off	(579)	(895)	(46,044)	(2,013)	(3,105)	-	-	(52,636)
At 31 December 2005	54,282	491,654	258,942	26,186	73,210	3,186	709,480	1,616,940
Additions	-	-	-	2,743	1,751	-	194,083	198,577
Transfer	-	57,768	47,827	-	93	(432)	(105,256)	-
Disposals	(2,898)	(4,700)	(1,560)	(1,962)	(838)	-	-	(11,958)
At 31 December 2006	51,384	544,722	305,209	26,967	74,216	2,754	798,307	1,803,559
Additions	-	-	-	11,953	-	303	13,945	26,201
Transfer	-	474,046	298,704	-	26,182	-	(798,932)	-
Disposals	(1,684)	(670)	(1,035)	(1,411)	-	-	-	(4,800)
At 30 September 2007	49,700	1,018,098	602,878	37,509	100,398	3,057	13,320	1,824,960
DEPRECIATION								
At 1 January 2004	15,634	102,810	108,450	10,952	26,915	851	-	265,612
Provided for the year	3,928	25,311	19,341	8,603	10,366	78	-	67,627
Eliminated on disposals/ written off	(1,601)	(6,733)	(6,474)	(6,915)	(4,637)	(139)	-	(26,499)
At 31 December 2004	17,961	121,388	121,317	12,640	32,644	790	-	306,740
Provided for the year	1,187	14,743	18,125	4,291	5,858	100	-	44,304
Transfer to a subsidiary	-	(24,366)	(23,322)	(1,595)	(1,392)	-	-	(50,675)
Eliminated on disposals/ written off	(280)	(521)	(510)	(323)	(2,790)	-	-	(4,424)
At 31 December 2005	18,868	111,244	115,610	15,013	34,320	890	-	295,945
Provided for the year	1,658	11,581	14,069	(23)	5,226	47	-	32,558
Eliminated on disposals	(79)	(1,515)	(1,042)	(1,764)	(536)	-	-	(4,936)
At 31 December 2006	20,447	121,310	128,637	13,226	39,010	937	-	323,567
Provided for the period	384	19,664	28,777	2,654	2,928	122	-	54,529
Eliminated on disposals	(1,120)	(486)	(430)	(1,151)	-	-	-	(3,187)
At 30 September 2007	19,711	140,488	156,984	14,729	41,938	1,059	-	374,909
CARRYING VALUE								
At 31 December 2004	33,609	429,889	162,215	18,909	44,271	2,396	292,428	983,717
At 31 December 2005	35,414	380,410	143,332	11,173	38,890	2,296	709,480	1,320,995
At 31 December 2006	30,937	423,412	176,572	13,741	35,206	1,817	798,307	1,479,992
At 30 September 2007	29,989	877,610	445,894	22,780	58,460	1,998	13,320	1,450,051

The following years are used for the depreciation of property, plant and equipment after considering their respective useful lives:

Buildings	10-40 years or shorter of the relevant lease terms of the land
Port facilities	10-45 years or shorter of the relevant lease terms of the land
Port equipment	5-18 years
Furniture, fixture and electronic equipment	5 years
Vessels and motor vehicles	5 years
Other machinery and equipment	10-20 years

NTPG Group and NTPG has pledged certain port equipment with a carrying amount of approximately RMB14,000,000, RMB86,000,000, nil and RMB240,000,000 as at 31 December 2004, 2005, 2006 and 30 September 2007, respectively, to secure the bank borrowings of NTPG Group and NTPG.

18. PREPAID LEASE PAYMENTS

	NTPG GROUP AND NTPG			
		As at 31 December		As at 30 September
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Non-current portion	150,812	351,768	360,423	354,678
Current portion	3,083	7,807	7,807	7,807
	153,895	359,575	368,230	362,485

The carrying amount represents upfront payment for medium-term land use rights in the PRC. Land use rights are released on a straight-line basis over the lease terms as stated in the land use rights certificates.

NTPG Group and NTPG has pledged leasehold land use rights having a carrying amount of approximately RMB26,000,000, RMB86,000,000, RMB236,000,000 and RMB232,000,000 as at 31 December 2004, 2005, 2006 and 30 September 2007, respectively, to secure the bank borrowings of NTPG Group.

19. INTANGIBLE ASSETS

Intangible assets represent the software acquired for port operations with useful life of five years.

	NTPG GROUP AND NTPG Software *RMB'000*
Cost	
At 1 January 2004, 31 December 2004, 2005 and 2006	–
Additions	2,554
At 30 September 2007	2,554
Amortisation	
At 1 January 2004, 31 December 2004, 2005 and 2006	–
Charge for the period	85
At 30 September 2007	85
Carrying amount	
At 1 January 2004, 31 December 2004, 2005 and 2006	–
At 30 September 2007	2,469

20. INVESTMENTS IN SUBSIDIARIES/AMOUNT DUE FROM SUBSIDIARIES

Investments in subsidiaries

	NTPG			
	As at 31 December			As at 30 September
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Unlisted investment, at cost	21,830	22,476	23,861	23,861

Amounts due from subsidiaries

	NTPG			
	As at 31 December			As at 30 September
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Amounts due from subsidiaries	770	77,869	88,027	72,810

NTPG's amounts due from subsidiaries are unsecured, interest free and recoverable within one year.

21. INTERESTS IN ASSOCIATES

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost of investments in associates – unlisted	1,442	3,092	3,092	8,342	1,442	3,092	3,092	8,342
Share of post acquisition profits, net of dividend received	567	510	959	1,615	-	-	-	-
	2,009	3,602	4,051	9,957	1,442	3,092	3,092	8,342

As at 31 December 2004, 2005, and 2006 and 30 September 2007, NTPG Group had interests in the following principal associates:

Name of entity	Country and date of establishment	Interest held %	Principal activities
南通中燃船舶燃料有限公司 (Nantong Zhongran Shipping Fuel Company Limited) ("Nantong Zhongran")	PRC 26 August 1991	25 (2004: 34) *(Note 1)*	Sales of coal, diesel and petrol
南通全順報關行 (Nantong Quanshun Customer Declaration Company) ("Nantong Quanshun")	PRC 1 January 1995	40	Provision of custom declaration services

Notes:

In 2005, Nantong Zhongran increased its registered capital and NTPG did not contribute its required capital in proportion of the increase. Accordingly, NTPG's interest in Nantong Zhongran was diluted from 34% in 2004 to 25% in 2005.

22. INTERESTS IN A JOINTLY CONTROLLED ENTITY

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost of unlisted investments	750	750	750	750	750	750	750	750
Share of post acquisition profits, net of dividend received	1,023	729	199	199	-	-	-	-
	1,773	1,479	949	949	750	750	750	750

As at 31 December 2004, 2005, and 2006 and 30 September 2007, NTPG Group had interests in the following jointly controlled entity:

Name of entity	Country and date of establishment	Principal activities	Interest held %
南通聯合國際船舶代理有限公司 (Nantong United International Shipping Agent Company Limited) ("Nantong United")	PRC 23 September 2001	Provision of shipping agency services	50

23. AVAILABLE-FOR-SALE INVESTMENTS

	NTPG GROUP AND NTPG			
	As at 31 December			As at 30 September
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
PRC unlisted equity investments-at cost	48,804	45,305	41,896	26,193

Available-for-sale investments represent investments in unlisted equity securities in the PRC that offer NTPG Group the opportunity for return through dividend income. As the investments did not have a quoted market price in an active market and the range of reasonable fair value estimate is so significant, the directors of NTPG are of the opinion that their fair values cannot be reliably measured.

At each balance sheet date, included in the balance of available-for-sale investments was NTPG Group's 49% equity ownership investment in 南通天生港港務有限公司 Nantong Tiansheng Port Services Company Limited ("Nantong Tiansheng") with a carrying amount of RMB15,180,000 at each balance sheet date. Nantong Tiansheng is established on 26 February 2004 in PRC and is principally engaged in the provision of port logistics services. NTPG received only fixed returns from this investment and in the opinion of the directors, NTPG Group does not have significant influence over the financial and operation of Nantong Tiansheng as stated in the investment contract. Accordingly, no equity accounting was adopted to account for the results of Nantong Tiansheng during the Relevant Periods.

24. DEFERRED TAX ASSETS

The following are the deferred tax assets recognised by NTPG Group and NTPG and movements thereon during the current and prior years/period:

	NTPG GROUP				NTPG
	Impairment loss of trade and other receivables	Accrued employee housing subsidy	Others	Total	Accrued employee housing subsidy
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2004 and 31 December 2004	-	-	-	-	-
Credit to income statement for the year	1,869	776	33	2,678	776
At 31 December 2005 and 1 January 2006	1,869	776	33	2,678	776
Credit to income statement for the year	19	-	436	455	-
At 31 December 2006 and 1 January 2007	1,888	776	469	3,133	776
Credit to income statement for the period	88	-	4	92	-
At 30 September 2007	1,976	776	473	3,225	776

25. INVENTORIES

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Spare parts	5,666	5,157	6,186	6,666	5,666	3,460	4,268	4,781

26. TRADE AND OTHER RECEIVABLES

NTPG Group and NTPG generally allows an average credit period of 60 days to 90 days to its trade customers.

The aged analysis of the trade receivables of NTPG Group and NTPG as at each of the balance sheet dates are as follows:

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Trade receivables:								
Less than 2 months	26,164	78,258	104,082	111,098	26,123	71,613	97,493	94,757
2-3 months	24,566	17,424	9,918	26,833	28,613	21,114	8,499	23,637
3 months to 1 year	54,038	25,362	23,853	35,187	44,611	5,678	18,434	31,429
1-2 years	5,245	1,771	14,733	1,978	4,335	1,312	1,595	869
2-3 years	1,888	2,491	1,030	4,422	1,400	760	1,030	89
Over 3 years	850	-	828	995	1,303	-	78	995
	112,751	125,306	154,444	180,513	106,385	100,477	127,129	151,776
Other receivables:								
Advance to staff	2,114	2,165	1,805	2,021	2,114	605	765	665
Prepayments	1,161	527	866	1,412	1,087	366	801	1,209
Others	31,302	12,588	12,201	2,168	21,539	14,553	9,883	1,891
	34,577	15,280	14,872	5,601	24,740	15,524	11,449	3,765
Total	147,328	140,586	169,316	186,114	131,125	116,001	138,578	155,541

Aging of past due but not impaired

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Trade receivables:								
3 months to 1 year	54,038	25,362	23,853	35,187	44,611	5,678	18,434	31,429
1-2 years	5,245	1,771	14,733	1,978	4,335	1,312	1,595	869
2-3 years	1,888	2,491	1,030	4,422	1,400	760	1,030	89
Over 3 years	850	-	828	995	1,303	-	78	995
Total	62,021	29,624	40,444	42,582	51,649	7,750	21,137	33,382

The above aged represent trade receivables analysis which are past due at the respective balance sheet dates for which impairment loss has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. So for NTPG are RMB51,849,000, RMB7,750,000, RMB21,137,000 and RMB33,382,000 respectively NTPG Group and NTPG do not hold any collateral over these balances.

In determining the recoverability of a trade receivable, NTPG Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the respective balance sheet dates. Limits and scoring attributed to customers are reviewed monthly. The concentration of credit risk is limited due to the customer base being large and unrelated. There is no customer who represents more than 5% of the total balance of trade receivables and other receivables at the respective balance sheet dates. Accordingly, the directors of NTPG believe that there is no credit provision required.

Movement in the allowance for doubtable debts

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at beginning of the year	241	2,715	14,675	14,953	241	2,715	8,433	8,166
Impairment losses recognised/(reversed) on receivables	2,537	13,891	466	262	2,515	6,850	(83)	196
Amounts written off as uncollectible	(63)	(1,931)	(188)	(829)	(41)	(1,132)	(184)	(767)
Impairment losses reversed	-	-	-	-	-	-	-	-
Balance at end of the year	2,715	14,675	14,953	14,386	2,715	8,433	8,166	7,595

Included in the allowance for doubtful debts are individually impaired trade receivables and other receivables with a balance of RMB850,000, nil, RMB828,000, RMB995,000 of NTPG Group and RMB1,303,000, nil, RMB78,000, RMB995,000 of NTPG at 31 December 2004, 2005, 2006 and 30 September 2007 which have collection problems. The impairment recognised represents the difference between the carrying amount of these trade receivable and other receivable and the present value of the expected collectable amounts. NTPG Group does not hold any collateral over these balances.

Aging of impaired trade receivables and other receivables

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Impaired trade and other receivables over 3 years	850	-	828	995	1,303	-	78	995

27. AMOUNT DUE FROM AN EQUITY OWNER

On 25 September 2007, NTPG Group entered into a loan agreement with Nantong SOA ("Loan Agreement"), pursuant to which NTPG Group lent RMB20,000,000 to Nantong SOA bearing interest at 6.57% per annum, repayable within one year and was secured by dividend declared by NTPG attributable to Nantong SOA.

28. HELD-FOR-TRADING INVESTMENTS

Held-for-trading investments as at 31 December 2005 of NTPG Group and NTPG represented an investment in an open-end mutual fund listed in the PRC. The held-for-trading investments were disposed of in 2006.

29. PLEDGED BANK BALANCES

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Bank deposits	11,690	100,000	–	–	11,690	100,000	–	–

At the balance sheet date, the amounts represented bank deposits in RMB pledged as security for certain banking facilities granted to NTPG Group with an average annual interest rate of 1.71% for the years ended 31 December 2004 and 2005 and maturity term of nine months.

30. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise bank balances and cash held by NTPG Group and NTPG and short-term deposits placed in banks and financial institutions that borne interest at prevailing market interest rates. All deposits are with an original maturity of three months or less.

Bank balances and cash held in the PRC as at 31 December 2004, 2005, and 2006 and 30 September 2007 of nil, RMB156,075,000, nil and nil, respectively, were denominated in Hong Kong Dollars.

The bank deposits carry fixed interest rates ranging from 0.72% to 1.71%, 0.72% to 1.71%, 0.72% to 0.72% and 0.72% to 0.81% per annum, respectively, as at 31 December 2004, 2005 and 2006 and 30 September 2007.

31. TRADE AND OTHER PAYABLES

The aged analysis of the trade payables of NTPG Group and NTPG at each of the balance sheet dates are as follows:

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Trade payables:								
Less than 2 months	21,976	5,584	6,121	6,142	22,690	5,512	6,122	4,949
2-3 months	2,671	2,047	288	64	2,645	229	288	64
3 months to 1 year	18,374	154,422	310	137	12,587	150,248	161	137
1-2 years	1,919	784	553	438	1,763	364	193	232
2-3 years	-	195	462	270	-	34	43	89
Over 3 years	1,691	1,684	1,733	2,088	1	1	-	43
	46,631	164,716	9,467	9,139	39,686	156,388	6,807	5,514
Other payables:								
Accruals	62,758	69,679	98,398	75,282	62,445	70,114	88,450	63,785
Construction costs payable	111,605	332,802	160,700	41,906	111,605	332,802	160,700	41,906
Port construction fee payable	113,395	120,665	135,988	111,811	113,395	103,470	118,031	103,514
Supplemental staff benefit *(note)*	-	219,295	217,191	217,191	-	219,295	217,191	217,191
Others	139,770	72,369	64,410	70,016	133,863	64,845	69,527	65,018
	427,528	814,810	676,687	516,206	421,308	790,526	653,899	491,414
	474,159	979,526	686,154	525,345	460,994	946,914	660,706	496,928

Note:

The amount represented payable for supplemental staff benefit, as a result of an operation restructuring, details of which are set out in note 10.

32. BORROWINGS

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Bank loans	410,350	523,020	582,700	598,000	405,400	523,020	582,700	593,000
Other loans	116,290	123,761	–	–	116,290	123,761	–	–
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,000
Secured	64,000	401,081	463,200	528,000	64,000	401,081	463,200	528,000
Unsecured	462,640	245,700	119,500	70,000	457,690	245,700	119,500	65,500
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,500
Carrying amount payable:								
On demand or within one year	290,650	264,081	135,000	212,000	285,700	264,081	135,000	207,500
More than one year but not exceeding two years	158,290	83,000	95,000	12,000	158,290	83,000	95,000	12,000
More than two years but not more than five years	77,700	169,700	182,700	234,000	77,700	169,700	182,700	234,000
More than five years	–	130,000	170,000	140,000	–	130,000	170,000	140,000
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,500
Less: Amount due within one year shown under current liabilities	(290,650)	(264,081)	(135,000)	(212,000)	(285,700)	(264,081)	(135,000)	(207,500)
	235,990	382,700	447,700	386,000	235,990	382,700	447,700	386,000

The borrowings are denominated in RMB. The interest rates are 5.98%, 5.67%, 6.48% and 6.73% for the years ending 31 December 2004, 2005 and 2006 and nine months ended 30 September 2007 respectively.

Other loans were due for repayment by December 2006 with interest rates from 6.5% to 8% per annum.

33. PROVISIONS

The amount represented the provision for guarantee to Baogang Oil, details of which are set out in note 11. The amount is expected to be settled in 2008.

34. PAID-IN CAPITAL

The investors' capital contributions which have been made in accordance with NTPG's memorandum and articles are as follows:

	NTPG			
	As at 31 December			As at 30 September
	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
PYI	–	156,075	434,702	434,702
Nantong SOA	281,016	412,268	412,268	412,268
SDIC Communications	81,118	119,034	119,034	119,034
Total	362,134	687,377	966,004	966,004

During the year ended 31 December 2005, Nantong SOA and SDIC Communications increased their respective capital by an additional RMB169,168,000 by way of converting RMB76,644,000 from the special reserve and capital contribution in kind in the form of land use rights of RMB92,524,000.

On 1 November 2005, PYI entered into an agreement with the two original investors of NTPG to inject new capital of RMB434,702,000 for a 45% equity interest of NTPG. On 30 December 2005, 31 July 2006 and 25 September 2006, RMB156,075,000, RMB201,076,000 and RMB77,551,000 were injected into NTPG by PYI respectively.

35. RESERVES

NTPG's reserve movements are as follows:

	Statutory surplus reserve	Capital reserve	Special reserve	Accumulated loss	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(note a)	*(note b)*	*(note c)*		
At 1 January 2004	11,529	67,417	101,816	(171,972)	8,790
Loss for the year	–	–	–	(11,848)	(11,848)
Refund during the year	–	–	31,677	–	31,677
Transfer to make up previous years' losses	(11,529)	–	–	11,529	–
At 31 December 2004	–	67,417	133,493	(172,291)	28,619
Loss for the year	–	–	–	(377,157)	(377,157)
Refund during the year	–	–	150,976	–	150,976
Transfer to paid-in capital	–	–	(76,644)	–	(76,644)
At 31 December 2005	–	67,417	207,825	(549,448)	(274,206)
Profit for the year	–	–	–	53,708	53,708
Refund during the year	–	–	18,710	–	18,710
At 31 December 2006	–	67,417	226,535	(495,740)	(201,788)
Profit for the period	–	–	–	64,706	64,706
Refund during the period	–	–	10,990	–	10,990
At 30 September 2007	–	67,417	237,525	(431,034)	(126,092)

Notes:

(a) According to the Articles of Association, NTPG is required to transfer 10% of the profit after tax as determined under the PRC accounting standards to the statutory surplus reserve fund until the fund balance reaches 50% of the registered capital. The transfer to this fund must be made before distributing dividends to shareholders. The fund can be used to make up for previous years' losses, expand the existing operations or convert into additional capital.

(b) The amount relates to non-monetary assets which have been contributed by NTPG's equity owners prior to 1 January 2004.

(c) During the Relevant Periods, NTPG Group received a portion of the port construction fee (港建費) collected by the NTPG Group on behalf of the Ministry of Communication and a portion of its land use right considerations paid to Nantong municipal government. The monies were stipulated for the purpose of increasing the capital of NTPG held by the government. Accordingly these monies were all credited to this special reserve account. In 2005, RMB76,644,000 was converted as capital injection from this special reserve account.

36. MAJOR NON-CASH TRANSACTIONS

During the year ended 31 December 2005, capital injection of RMB169,168,000 was contributed in non-cash form, details of which are set out in note 34.

37. OPERATING LEASES

NTPG Group as lessee

Minimum lease payments paid under operating lease during the Relevant Periods:

	NTPG GROUP				
	Year ended 31 December			Nine months ended 30 September	
	2004	2005	2006	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Property, plant and equipment	8,429	11,959	17,380	10,039	21,316

At the respective balance sheet dates, NTPG Group and NTPG had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Within one year	724	2,169	2,239	478	724	2,169	2,046	426
In the second to fifth years inclusive	483	237	116	80	483	237	-	-
	1,207	2,406	2,355	558	1,207	2,406	2,046	426

Operating lease payments represent rentals payable by NTPG Group and NTPG for certain port equipment. Leases are negotiated for an average lease term of one year with fixed rental fee.

38. CAPITAL COMMITMENTS

	NTPG GROUP				NTPG			
	As at 31 December			As at 30 September	As at 31 December			As at 30 September
	2004	2005	2006	2007	2004	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the Financial Information	263,713	11,812	15,303	19,495	263,713	11,812	15,303	18,446

39. RETIREMENT BENEFIT PLANS

The employees employed in the PRC are members of the state-managed retirement benefit schemes operated by the PRC government. NTPG and its subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of NTPG Group with respect to the retirement benefit schemes is to make the required contributions under the schemes.

40. RELATED PARTY DISCLOSURES

(I) Related party transactions

		NTPG GROUP				
		Year ended 31 December			Nine months ended 30 September	
Entity's names	Transaction	2004	2005	2006	2006	2007
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000* (unaudited)	*RMB'000*
Associate of NTPG Group						
Nantong Zhongran	Purchase made	6,197	6,040	9,042	6,989	4,694
	Dividend received	458	1,392	812	-	-
Jointly controlled entity of NTPG Group						
Nantong United	Revenue received	1,829	2,748	944	337	583
	Dividend received	1,155	495	100	100	-

(II) Related party balances

Except for the amount due from an equity owner as set out in note 27, NTPG Group has no material outstanding balances with related parties at the respective balance sheet dates.

(III) Transactions/balances with other state-controlled entities in the PRC

Before the capital injection by PYI into NTPG in December 2005 NTPG Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, NTPG Group's PRC equity owners are under State-owned Assets Supervision and Administration Commission which is controlled by the PRC government. Apart from the transactions/balance with associates and a equity owner disclosed in section (I), (II) above, NTPG Group also conducts business with other stated-controlled entities. The directors consider those state-controlled entities are independent third parties so far as NTPG Group's business transactions with them are concerned.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

In view of the nature of the Group's nature of business, the directors are of the opinion that it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions are with other state-controlled entities.

(IV) Others

Pursuant to certain investment agreements (the "PYI Investment Agreements") under which PYI invested as to a 45% equity interest in NTPG, Nantong SOA and SDIC Communications agreed to make good any losses or damages arising prior to PYI becoming NTPG's 45% equity owner under the PYI Investment Agreements.

B. DISTRIBUTABLE RESERVES

As at the balance sheet dates, NTPG had no reserves available for distribution to its equity owners.

C. SUBSEQUENT EVENTS

There is no significant events occurred after 30 September 2007.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by NTPG Group, NTPG or any of the subsidiaries in respect of any period subsequent to 30 September 2007.

Yours faithfully,

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The following are the unaudited pro forma financial information on the Enlarged PYI Group and the text of a comfort letter thereon received from the reporting accountant, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, prepared for the purpose of inclusion in this circular.

1) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED PYI GROUP

The accompanying unaudited pro forma financial information of the Enlarged PYI Group has been prepared to illustrate the effect of the proposed Acquisition.

The unaudited pro forma statement of assets and liabilities of the Enlarged PYI Group is prepared based on (i) the audited consolidated balance sheet of the Group as at 31 March 2007, which has been extracted from the Company's annual report for the year then ended as set out in Appendix I to this circular; and (ii) the audited consolidated balance sheet of NTPG Group as at 30 September 2007 as extracted from the accountants' report thereon set out in Appendix II to this circular, after making pro forma adjustments that are (a) directly attributable to the Acquisition; and (b) factually supportable as if the Acquisition had been completed on 30 September 2007.

The unaudited pro forma financial information of the Enlarged PYI Group is prepared by the directors of the Company to provide information on the Enlarged PYI Group as a result of the Completion. As it is prepared for illustration purpose only, it does not purport to give a true picture of the financial position of the Enlarged PYI Group following the Completion.

The proforma includes two scenarios:

(i) the Group exercise its pre-emption right and Nantong SOA does not exercise;

(ii) the Group and Nantong SOA exercise their pre-emption right respectively.

2A) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

– ASSUMING THE GROUP EXERCISES ITS PRE-EMPTION RIGHT AND NANTONG SOA DOES NOT EXERCISE, I.E. PYI ACQUIRES 12.32% FURTHER INTEREST IN NTPG

	The Group as at 31 March 2007 HK$'000 (A)	NTPG Group as at 30 Sep 2007 prepared under HKFRSs RMB'000 (B1) *(Note 3a)*	NTPG Group as at 30 Sep 2007 prepared under HKFRSs HK$'000 (B2)=(B1) x 1.03 *(Note 3a)*	Pro forma adjustment to NTPG Group HK$'000 (B3)	Notes	NTPG Group as at 30 Sep 2007 at fair value HK$'000 (B)=(B2)+(B3) *(Note 3b)*	Pro forma adjustments for acquisition of NTPG Group HK$'000 (C)	Notes	Pro forma Enlarged PYI Group after the Acquisition HK$'000 (A)+(B)+(C)
NON-CURRENT ASSETS									
Property, plant and equipment	528,203	1,524,668	1,570,408	5,231	3(c)	1,575,639			2,103,842
Project under development	2,411,680	-	-			-			2,411,680
Properties under development	44,458	-	-			-			44,458
Prepaid lease payments	67,968	354,678	365,318			365,318			433,286
Premium on prepaid land lease of NTPG	-	-	-	360,509	3(c)	360,509			360,509
Goodwill	61,646	-	-			-	857,971	3(f)(g)	919,617
Other intangible assets	55,775	2,469	2,543			2,543			58,318
Interests in associates	710,234	9,957	10,256			10,256	(600,427)	3(f)	120,063
Interests in jointly controlled entities	1,928	949	977			977			2,905
Available-for-sale investments	1,312	26,193	26,979			26,979			28,291
Loan receivable	30,956	-	-			-			30,956
Deferred tax assets	-	3,225	3,322			3,322			3,322
Deferred consideration receivable	6,597	-	-			-			6,597
	3,920,757	1,922,139	1,979,803			2,345,543			6,523,844
CURRENT ASSETS									
Properties under development	82,732	-	-			-			82,732
Prepaid lease payments	1,766	7,807	8,041			8,041			9,807
Inventories	23,425	6,666	6,866			6,866			30,291
Loans receivable – due within one year	181,508	-	-			-			181,508
Amounts due from related companies – due within one year	150,099	-	-			-			150,099
Amounts due from associates – due within one year	187,314	-	-			-			187,314
Amount due from a minority shareholder	-	20,000	20,600			20,600			20,600
Amount due from customers for contract work	223,637	-	-			-			223,637
Debtors, deposits and prepayments	1,910,690	186,114	191,697	285,606	3(d)	477,303			2,387,993
Conversion option embedded in loan receivable	1,427	-	-			-			1,427
Investments held for trading	155,783	-	-			-			155,783
Taxation recoverable	2,942	-	-			-			2,942
Pledged bank deposits	42,601	-	-			-			42,601
Short-term bank deposits	441,769	-	-			-	(441,769)	3(e)	-
Bank balances and cash	294,997	68,041	70,082			70,082	(365,079)	3(e)	-
	3,700,690	288,628	297,286			582,892			3,476,734

	The Group as at 31 March 2007 HK$'000 (A)	NTPG Group as at 30 Sep 2007 prepared under HKFRSs RMB'000 (B1) *(Note 3a)*	NTPG Group as at 30 Sep 2007 prepared under HKFRSs HK$'000 (B2)=(B1) x 1.03 *(Note 3a)*	Pro forma adjustment to NTPG Group HK$'000 (B3)	Notes	NTPG Group as at 30 Sep 2007 at fair value HK$'000 (B)=(B2)+(B3) *(Note 3b)*	Pro forma adjustments for acquisition of NTPG Group HK$'000 (C)	Notes	Pro forma Enlarged PYI Group after the Acquisition HK$'000 (A)+(B)+(C)
CURRENT LIABILITIES									
Amounts due to customers for contract works	1,038,548	-	-			-			1,038,548
Creditors and accrued expenses	1,157,990	525,345	541,105			541,105	231,518	3(e)	1,930,613
Amounts due to associates	17,429	-	-			-			17,429
Amounts due to minority shareholders	4,071	-	-			-			4,071
Taxation payable	61,286	101,981	105,040			105,040			166,326
Provisions	-	149,000	153,470			153,470			153,470
Bank and other borrowings – due within one year	597,386	212,000	218,360			218,360			815,746
	2,876,710	988,326	1,017,975			1,017,975			4,126,203
NET CURRENT ASSETS/ (LIABILITIES)	823,980	(699,698)	(720,689)			(435,083)			(649,469)
TOTAL ASSETS LESS CURRENT LIABILITIES	4,744,737	1,222,441	1,259,114			1,910,460			5,874,375
NON-CURRENT LIABILITIES									
Bank and other borrowings – due after one year	426,751	386,000	397,580			397,580			824,331
Deferred consideration payable	121,213	-	-			-			121,213
Deferred tax liabilities	947,924	-	-	48,255	3(c)	48,255			996,179
	1,495,888	386,000	397,580			445,835			1,941,723
	3,248,849	836,441	861,534			1,464,625			3,932,652

Notes to the unaudited pro forma statement of assets and liabilities of the Enlarged PYI Group:

1 The unaudited pro forma statement of assets and liabilities is based on the audited consolidated balance sheet of the Group as at 31 March 2007 as extracted from the published annual report set out in Appendix I to the Circular after making pro forma adjustments set out below. No adjustments have been made to reflect any trading results or other transactions of the Group entered into subsequent to 31 March 2007.

2 Before the completion of the Acquisition, the Group accounted for its 45% interests in NTPG as interests in associates. Upon completion of the acquisition of 12.32% further interest, NTPG will be treated as a 57.32% owned subsidiary of the Group.

3 The details of the pro forma adjustments are as follows:

a This reflects the consolidation of the assets and liabilities of NTPG Group. The balances are extracted from the audited consolidated balance sheet of NTPG Group as at 30 September 2007 and translated based on the exchange rate of RMB1.00 to HK$1.03.

b The identifiable assets and liabilities of NTPG Group will be accounted for in the consolidated financial statements of the Enlarged PYI Group at fair value under the purchase method of accounting upon the completion of the Acquisition. For illustration purpose, the identifiable assets and liabilities of NTPG Group are recorded in the pro forma statement of assets and liabilities of the Enlarged PYI Group at their fair values as if the Acquisition had been completed on 30 September 2007. No adjustments have been made to reflect any trading results or other transactions of NTPG Group entered into subsequent to 30 September 2007.

c The value of leasehold land increased by approximately HK$361 million (RMB350 million) and the value of buildings and port facilities increased by approximately HK$5 million (RMB5 million) as a result of the fair value adjustments on the carrying amount of the relevant assets as determined by an independent qualified professional valuer, Greater China Appraisal Limited, not connected to the Group at 30 September 2007. According to the relevant PRC tax rules and regulations, the original carrying amounts of the leasehold land, buildings and port facilities of NTPG Group will continue to serve as tax base for future years. Accordingly, the pro forma adjustment reflects the increase in deferred tax liabilities of approximately HK$48 million as a result of the fair value adjustments on the leasehold land, buildings and port facilities of NTPG Group as if the Acquisition had been completed on 30 September 2007. The carrying amount of other assets and liabilities of NTPG Group approximates the fair value of the relevant assets and liabilities as determined by the Directors. The Group will assess the fair value of the intangible assets and contingent liabilities of NTPG Group, if any, at date of acquisition.

NTPG is exempted from PRC enterprise income tax in the first five profit making years and followed by a 50% reduction in the PRC enterprise income tax for the next six to ten years thereafter. The operation of NTPG is subject to tax at a tax rate of 15%. Hence, the tax rate applicable for the calculation of the deferred tax liabilities ranged from 0% to 15% based on the period when the liability is settled.

d This is the adjustment to reflect the guaranteed minimum net assets value of NTPG Group in accordance with the assets reorganisation agreement entered between the original shareholders of NTPG and the Group on 12 August 2005 to participate into the assets reorganisation of NTPG Group. Upon the acquisition of 45% equity interests in NTPG Group, the original shareholders of NTPG guaranteed in favour of PYI Group that the net assets of NTPG Group was not less than RMB531,302,400 (the "Guaranteed Net Assets Value") prior to the injection of the RMB435 million new capital by PYI regarding the investment of 45% equity interest in NTPG (details of which can be referred to the circular of the Company dated 22 August 2005). The pro forma adjustment represents the potential shortfall amount of the Guaranteed Net Assets Value as a result of tax and other liabilities and provisions recognised by NTPG Group and treated as an other receivable from the original shareholders of NTPG as the Directors are of the view that the liabilities and provisions will eventually be settled or borne by the original shareholders of NTPG.

e This reflects the settlement of the maximum possible cash consideration of RMB1 billion (equivalent to approximately HK$1.03 billion) for the Acquisition. The Group has received an offer of loan advancement from a financial institution of approximately HK$1.03 billion for the settlement and the Directors are of the opinion that the Group has sufficient working capital to meet its present requirements.

f This reflects the elimination of the Group's 45% share of net assets of NTPG Group as at 31 March 2007 upon consolidation of NTPG as a subsidiary as at 30 September 2007 as if the Acquisition had been executed on 30 September 2007.

g The goodwill arising is computed as follows:

	HK$'000	*HK$'000*
Consideration payable		1,030,000
Expenses directly attributable to the proposed Acquisition		8,366
		1,038,366
Less:		
Net assets as at 30 September 2007	861,150	
Fair value adjustments (net of deferred tax liabilities)	603,092	
Total fair value of net assets attributable to the equity holders of NTPG Group	1,464,242	
Share of 12.32% net assets acquired	180,395	(180,395)
		857,971

Since the fair values of the identified assets and liabilities of NTPG Group and the consideration paid as at the date of the actual completion of the Acquisition may be different from the amounts used in the preparation of the pro forma statement of assets and liabilities above, the actual goodwill arising from the Acquisition, if any, may be different from the estimated amount shown above.

2B) UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

– ASSUMING THE GROUP AND NANTONG SOA EXERCISE THEIR PRE-EMPTION RIGHT RESPECTIVELY, I.E. PYI ACQUIRES 6.32% FURTHER INTEREST IN NTPG

	The Group as at 31 March 2007 HK$'000 (A)	NTPG Group as at 30 Sep 2007 prepared under HKFRSs RMB'000 (B1) (Note 3a)	NTPG Group as at 30 Sep 2007 prepared under HKFRSs HK$'000 (B2)=(B1) x 1.03 (Note 3a)	Pro forma adjustment to NTPG Group HK$'000 (B3)	Notes	NTPG Group as at 30 Sep 2007 at fair value HK$'000 (B)=(B2)+(B3) (Note 3b)	Pro forma adjustments for acquisition of NTPG Group HK$'000 (C)	Notes	Pro forma Enlarged PYI Group after the Acquisition HK$'000 (A)+(B)+(C)
NON-CURRENT ASSETS									
Property, plant and equipment	528,203	1,524,668	1,570,408	5,231	3(c)	1,575,639			2,103,842
Project under development	2,411,680	-	-			-			2,411,680
Properties under development	44,458	-	-			-			44,458
Prepaid lease payments	67,968	354,678	365,318			365,318			433,286
Premium on prepaid land lease of NTPG	-	-	-	360,509	3(c)	360,509			360,509
Goodwill	61,646	-	-			-	444,453	3(f)(g)	506,099
Other intangible assets	55,775	2,469	2,543			2,543			58,318
Interests in associates	710,234	9,957	10,256			10,256	(600,427)	3(f)	120,063
Interests in jointly controlled entities	1,928	949	977			977			2,905
Available-for-sale investments	1,312	26,193	26,979			26,979			28,291
Loan receivable	30,956	-	-			-			30,956
Deferred tax assets	-	3,225	3,322			3,322			3,322
Deferred consideration receivable	6,597	-	-			-			6,597
	3,920,757	1,922,139	1,979,803			2,345,543			6,110,326
CURRENT ASSETS									
Properties under development	82,732	-	-			-			82,732
Prepaid lease payments	1,766	7,807	8,041			8,041			9,807
Inventories	23,425	6,666	6,866			6,866			30,291
Loans receivable – due within one year	181,508	-	-			-			181,508
Amounts due from related companies – due within one year	150,099	-	-			-			150,099
Amounts due from associates – due within one year	187,314	-	-			-			187,314
Amount due from a minority shareholder	-	20,000	20,600			20,600			20,600
Amount due from customers for contract work	223,637	-	-			-			223,637
Debtors, deposits and prepayments	1,910,690	186,114	191,697	285,606	3(d)	477,303			2,387,993
Conversion option embedded in loan receivable	1,427	-	-			-			1,427
Investments held for trading	155,783	-	-			-			155,783
Taxation recoverable	2,942	-	-			-			2,942
Pledged bank deposits	42,601	-	-			-			42,601
Short-term bank deposits	441,769	-	-			-	(441,769)	3(e)	-
Bank balances and cash	294,997	68,041	70,082			70,082	(95,224)	3(e)	269,855
	3,700,690	288,628	297,286			582,892			3,746,589

	The Group as at 31 March 2007 *HK$'000* (A)	NTPG Group as at 30 Sep 2007 prepared under HKFRSs *RMB'000* (B1) *(Note 3a)*	NTPG Group as at 30 Sep 2007 prepared under HKFRSs *HK$'000* (B2)=(B1) x 1.03 *(Note 3a)*	Pro forma adjustment to NTPG Group *HK$'000* (B3)	*Notes*	NTPG Group as at 30 Sep 2007 at fair value *HK$'000* (B)=(B2)+(B3) *(Note 3b)*	Pro forma adjustments for acquisition of NTPG Group *HK$'000* (C)	*Notes*	Pro forma Enlarged PYI Group after the Acquisition *HK$'000* (A)+(B)+(C)
CURRENT LIABILITIES									
Amounts due to customers for contract works	1,038,548	-	-			-			1,038,548
Creditors and accrued expenses	1,157,990	525,345	541,105			541,105			1,699,095
Amounts due to associates	17,429	-	-			-			17,429
Amounts due to minority shareholders	4,071	-	-			-			4,071
Taxation payable	61,286	101,981	105,040			105,040			166,326
Provisions	-	149,000	153,470			153,470			153,470
Bank and other borrowings - due within one year	597,386	212,000	218,360			218,360			815,746
	2,876,710	988,326	1,017,975			1,017,975			3,894,685
NET CURRENT ASSETS/ (LIABILITIES)	823,980	(699,698)	(720,689)			(435,083)			(148,096)
TOTAL ASSETS LESS CURRENT LIABILITIES	4,744,737	1,222,441	1,259,114			1,910,460			5,962,230
NON-CURRENT LIABILITIES									
Bank and other borrowings - due after one year	426,751	386,000	397,580			397,580			824,331
Deferred consideration payable	121,213	-	-			-			121,213
Deferred tax liabilities	947,924	-	-	48,255	3(c)	48,255			996,179
	1,495,888	386,000	397,580			445,835			1,941,723
	3,248,849	836,441	861,534			1,464,625			4,020,507

Notes to the unaudited pro forma statement of assets and liabilities of the Enlarged PYI Group:

1 The unaudited pro forma statement of assets and liabilities is based on the audited consolidated balance sheet of the Group as at 31 March 2007 as extracted from the published annual report set out in Appendix I to the Circular after making pro forma adjustments set out below. No adjustments have been made to reflect any trading results or other transactions of the Group entered into subsequent to 31 March 2007.

2 Before the completion of the Acquisition, the Group accounted for its 45% interests in NTPG as interests in associates. Upon completion of the acquisition of 6.32% further interests, NTPG will be treated as a 51.32% subsidiary of the Group.

3 The details of the pro forma adjustments are as follows:

a This reflects the consolidation of the assets and liabilities of NTPG Group. The balances are extracted from the audited balance sheets of NTPG Group as at 30 September 2007 and translated based on the exchange rate of RMB1.00 to HK$1.03.

b The identifiable assets and liabilities of NTPG Group will be accounted for in the consolidated financial statements of the Enlarged PYI Group at fair value under the purchase method of accounting upon the completion of the Acquisition. For illustration purpose, the identifiable assets and liabilities of NTPG Group are recorded in the pro forma statement of assets and liabilities of the Enlarged PYI Group at their fair values as if the Acquisition had been executed on 30 September 2007. No adjustments have been made to reflect any trading results or other transactions of NTPG Group entered into subsequent to 30 September 2007.

c The leasehold land increased by approximately HK$361 million (RMB350 million) and the buildings and port facilities increased by approximately HK$5 million (RMB5 million) as a result of the fair value adjustments on the carrying amount of the relevant assets as determined by an independent qualified professional valuer, Greater China Appraisal Limited, not connected to the Group. According to the relevant PRC tax rules and regulations, the original carrying amounts of the leasehold land, buildings and port facilities of NTPG Group will continue to serve as tax base for future years. Accordingly, the pro forma adjustment reflects the increase in deferred tax liabilities of approximately HK$48 million as a result of the fair value adjustments on the leasehold land, buildings and port facilities of NTPG Group as if the Acquisition had been completed on 30 September 2007. The carrying amount of other assets and liabilities of NTPG Group approximates the fair value of the relevant assets and liabilities as determined by the Directors. The Group will assess the fair value of the intangible assets and contingent liabilities of NTPG Group, if any, at date of Acquisition.

NTPG is exempted from PRC enterprise income tax in the first five profit making years and followed by a 50% reduction in the PRC enterprise income tax for the next six to ten years thereafter. The operation of NTPG is subject to tax at a tax rate of 15%. Hence, the effective tax rate applicable for the calculation of the deferred tax liabilities ranged from 0% to 15% based on the period when the liability is settled.

d This is the adjustment to reflect the guaranteed minimum net assets value of NTPG Group in accordance with the assets reorganisation agreement entered between the original shareholders of NTPG and the Group on 12 August 2005 to participate into the assets reorganisation of NTPG Group. Upon the acquisition of 45% equity interests in NTPG Group, the original shareholders of NTPG guaranteed in favour of PYI Group that the net assets of NTPG Group was not less than RMB531,302,400 (the "Guaranteed Net Assets Value") prior to the injection of the RMB435 million new capital by PYI regarding the investment of 45% equity interest in NTPG (details of which can be referred to the circular of the Company dated 22 August 2005). The pro forma adjustment represents the potential shortfall amount of the Guaranteed Net Assets Value as a result of tax and other liabilities and provisions recognised by NTPG Group and treated as an other receivable from the original shareholders of NTPG as the Directors are of the view that the liabilities and provisions will eventually be settled or borne by the original shareholders of NTPG.

e This reflects the settlement of the maximum possible cash consideration of RMB513 million (equivalent to approximately HK$529 million) for the acquisition of 6.32% interest in NTPG. The Group has received an offer from a financial institution of HK$1.03 billion for the settlement and the Directors are of the opinion that the Group has sufficient working capital for its present requirements.

f The pro forma adjustment also reflects the elimination of the Group's 45% share of net assets of NTPG Group as at 31 March 2007 upon consolidation of NTPG as a subsidiary as at 30 September 2007 as if the Acquisition had been executed on 30 September 2007.

g The goodwill arising is computed as follows:

	HK$'000	*HK$'000*
Consideration payable		528,627
Expenses directly attributable to the proposed Acquisition		8,366
		536,993
Less:		
Net assets as at 30 September 2007	861,150	
Fair value adjustments (net of deferred tax liabilities)	603,092	
Total fair value of net assets attributable to the equity holders of NTPG Group	1,464,242	
Share of 6.32% net assets acquired	92,540	(92,540)
		444,453

Since the fair values of the identified assets and liabilities of NTPG Group and the consideration paid as at the date of the actual completion of the Acquisition may be different from the amounts used in the preparation of the pro forma statement of assets and liabilities above, the actual goodwill arising from the Acquisition, if any, may be different from the estimated amount shown above.

3) REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED PYI GROUP

The following is the text of a report received from Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong, for the sole purpose of inclusion in this circular.

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

17 December 2007

Dear Sirs,

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

TO THE DIRECTORS OF PYI CORPORATION LIMITED

We report on the unaudited pro forma financial information of PYI Corporation Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company for illustrative purposes only, to provide information about how the proposed acquisition of further interest in Nantong Port Group Limited might have affected the financial information presented, for inclusion in page 134 to 142 in Appendix III to the circular dated 17 December 2007 (the "Circular"). The basis of preparation of the unaudited pro forma financial information is set out in Appendix III to the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The unaudited pro forma financial information is for illustrative purpose only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in future and may not be indicative of the financial position of the Group as at 30 September 2007 or any future date.

Opinion

In our opinion:

a) the unaudited pro forma financial information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The following is the text of a letter, summary of value and valuation certificates, prepared for the purpose of incorporation in this circular received from Greater China Appraisal Limited, an independent valuer, in connection with its valuation as at 30 September 2007 of the property interests held by NTPG Group.

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

Room 2703 Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong Tel: +852 2511 6868 Fax: +852 2511 6161
香港灣仔港灣道6-8號瑞安中心2703室 電話: +852 2511 6868 傳真: +852 2511 6161

17 December 2007

The Board of Directors
PYI Corporation Limited
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Valuation of Buildings and Land of Nantong Port Group Limited (南通港口集團有限公司) located in Nantong City, Jiangsu Province, the People's Republic of China (the "PRC")

In accordance with the instructions from **PYI Corporation Limited** (the "Company") to value the property interests (the "Property") held by **Nantong Port Group Limited** or its subsidiaries (altogether referred to as the "NTPG Group") situated in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections of the Properties, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of the Properties as at **30 September 2007** (the "date of valuation").

BASIS OF VALUATION

Our valuation of the Property represents the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

TITLESHIP

We have been provided with copies of legal documents regarding the Properties situated in the PRC. However, we have not verified ownership of the properties and the existence of any encumbrances that would affect ownership of them.

We have also relied upon the legal opinion dated 17 December 2007 provided by the PRC legal advisers, namely JC Master Law Offices 泰和律師事務所, to the Company on the relevant laws and regulations in the PRC.

VALUATION METHODOLOGY

For property numbered 2, 3, 8, 9 and 14, we have adopted the Market Approach by making use of the Comparison Method where comparison based on price information of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighted against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of market values.

Having considered the general and inherent characteristics of the Property save for the above mentioned properties, we have adopted the depreciated replacement cost (DRC) approach which is an application of the Cost Approach in valuing specialised properties like the properties under consideration. The use of this approach requires an estimate of the market value of the land use rights for its existing use, and an estimate of the new replacement cost of the buildings and other site works from which deductions are then made to allow for age, condition, and functional obsolescence taken into account of the site formation cost and those public utilities connection charges to the properties. The land use rights of these properties have been determined from market-based evidences by analysing similar sales or offerings of comparable properties. The underlying theory of this basis is the Market Value of the appraised property should, at least, be equivalent to the replacement cost of the remaining service potential of the appraised property i.e. the DRC of the appraised property. In our opinion, the DRC generally furnishes the most reliable indication of value for property where it is not practicable to ascertain its value on market bases.

The valuations of these properties are on the assumption that the properties are subject to the test of adequate potential profitability of the business having due regard to the values of the total assets employed and the nature of the operation.

ASSUMPTIONS

Our valuation has been made on the assumption that the owners sell the Property on the market in their existing states without the benefit of deferred terms contracts, leaseback, joint ventures, management agreements or any similar arrangement which would serve to affect the value of the Property.

As the Property are held by the owners by means of long term Land Use Rights / Government Lease granted by the Government, we have assumed that the owner has free and uninterrupted rights to use the properties for the whole of the unexpired term of the respective land use rights / land lease term.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the properties situated in the PRC are used. For those properties valued by the "Depreciated Replacement Cost" method, we have assumed that prospective earnings would provide a reasonable return on the market value of the properties plus the value of any assets not included in the valuation, and adequate net working capital. Our valuation of the properties is subject to adjustment if prospective earnings are not adequate to justify ownership of the assets at the valuation levels.

Other special assumptions for our valuation (if any) would be stated out in the footnotes of the valuation certificate attached herewith.

LIMITING CONDITIONS

No allowance has been made in our report for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in holding it. Unless otherwise stated, it is assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature, which could affect its value.

We have relied to a very considerable extent on the information given by the Company and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the Property but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations.

We have inspected the exterior and, where possible, the interior of the buildings and structures of the Property. However, no structural survey has been made for them. In the course of our inspection, we did not note any apparent defects. We are not, however, able to report whether the buildings and structures inspected by us are free of rot, infestation or any structural defect. No test was carried out on any of the building services and equipment.

The market value estimate contained within this report specifically excludes the impact of environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified environmental auditor for the evaluation of possible environmental defects, the existence of which could have a material impact on market value.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface minerals use rights or conditions investigated.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also sought confirmation from the Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

In valuing the Properties, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors effective from 1 January 2005.

Unless otherwise stated, all monetary sums stated in this report are in Renminbi (RMB).

Our summary of valuation and valuation certificate are attached herewith.

Yours faithfully,
for and on behalf of
Greater China Appraisal Limited
Tse Wai Leung
MFin BSc MRICS MHKIS RPS(GP)
Assistant Vice President

Tse Wai Leung is a member of the Royal Institution of Chartered Surveyors, a member of The Hong Kong Institute of Surveyors, a Registered Professional Surveyor in General Practice and a qualified real estate appraiser in the PRC. He is on the list of Property Valuers for Undertaking Valuations for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers of the Hong Kong Institute of Surveyors, Registered Business Valuer under the Hong Kong Business Forum and has over 10 years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

SUMMARY OF VALUATION

	Property	Market value of the Property in existing state as at 30 September 2007
1.	Buildings and Land and Berth of Tongzhou Port at Nos. 514, 530 & 545 Renmin Xi Road Nantong City Jiangsu Province, the PRC	RMB209,273,000
2.	Unit No. 702D No. 9 Shanghai Road Nantong City Jiangsu Province, the PRC	RMB140,000
3.	Unit No. 315 No. 15 Centre Road Nantong City Jiangsu Province, the PRC	RMB320,000
4.	Buildings and Land and Berth of Yaogang Port at No. 299 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	RMB301,640,000
5.	Buildings and Land and Berth of Container Port at No. 259 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	RMB289,418,000
6.	Buildings and Land of Langshan Port at No. 214 Yuelong Nan Road Nantong City Jiangsu Province, the PRC	RMB171,402,000
7.	Buildings and Land of Langshan Port (Phase 3) at No. 299 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	RMB646,199,000
8.	Buildings and Land at No. 38 Qingnian Xi Road Nantong City Jiangsu Province, the PRC	RMB40,046,000
9.	An office building at No. 66 Nanyun Street Shahe District, Dalian City Liaoning Province, the PRC	RMB522,000
10.	Buildings and Land at No. 328 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	RMB1,742,000

	Property	Market value of the Property in existing state as at 30 September 2007
11.	Buildings and Land at No. 1 Yangzhong Street Rengang Town Nantong City Jiangsu Province, the PRC	RMB3,421,000
12.	Buildings and Structures of Ferry Pier at Sanchang Town Haimen City Nantong City Jiangsu Province, the PRC	RMB1,300,000
13.	Level 2 of Huihong Building held by Huateng International (華騰國際) situated at Nantong Development Zone Jiangsu Province, the PRC	RMB48,000
14.	21 Dormitory Units Nantong City Jiangsu Province, the PRC	RMB2,900,000
	Total:	**RMB1,668,371,000**

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
1.	Buildings and Land and Berth of Tongzhou Port at Nos. 514, 530 & 545 Renmin Xi Road Nantong City Jiangsu Province, the PRC	The property occupies 6 parcels of land with a total area of 205,240.12 sq.m. on which a port with 3 berths for bulk / general cargo loading / unloading together with ancillary buildings and structures are erected. The berths have a total quay length of approximately 570 metres and each of the three berths can support vessels over 10,000 dwt. Besides open handling and storage spaces, the subject land is erected with various ancillary buildings and various structures with a total gross floor area of approximately 41,726.72 sq.m. a portion of which with a total gross floor area of 39,895.67 sq.m. have been issued with Building Ownership Certificates. They mainly comprise warehouses, workshops, plant rooms, office buildings, composite buildings, canteen, dormitory buildings, car parking sheds, etc. The ancillary structures mainly comprise depots, oil tanks, boundary fences, roads, gates, etc. They were completed during period from 1972 to 2006. The land use rights of the subject land have been granted for terms of years expiring on between 9 June 2045 and 16 January 2056.	The property is currently occupied and operated as a general and bulk cargo port by the NTPG Group in the name of Tongzhou Port.	RMB209,273,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0104013) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of a portion of the subject site with an area of 171,025.61 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055. As stated in the Land Use Right Certificate, the land parcels are subject to two mortgages both in favour of Bank of Communication for periods expiring on between 26 March 2009 and 26 September 2011.

(2) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2006-0104001) issued by the Land Administration Bureau of Nantong City on 9 March 2006, land use rights of a portion of the subject site with an area of 27,550.91 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 16 January 2056.

(3) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0104027) issued by the Land Administration Bureau of Nantong City on 20 December 2005, land use rights of a portion of the subject site with an area of 1,120 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(4) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0104016) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of a portion of the subject site with an area of 3,764.4 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(5) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0104014 and 2005-0104017) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of a portion of the subject site with an area of 1,779.2 sq.m. were granted to Nantong Port Group Limited for Commercial Services Use for a term of years expiring on 9 June 2045.

(6) As specified in 11 sets of Building Ownership Certificate (ref no. 12110647, 12110648, 12110649, 12110650, 12110651, 12110652, 12110653, 12110656, 12110657, 12110658 and 12110659) in relation to certain buildings and structures of the property with a total gross floor area of 39,895.67 sq.m., the owner of the same buildings is Nantong Port Group Limited.

(7) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(8) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(8.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(8.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(8.3) Nantong Port Group Limited has obtained 11 sets of Building Ownership Certificate as mentioned in Note 6 above and its interest in the buildings mentioned in Note 6 above is legal and valid;

(8.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 1,831.05 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(8.5) Certain land parcel with a total land area of 171,025.61 sq.m. and certain buildings and structures of the property with a total gross floor area of 41,726.72 sq.m. have been pledged to Bank of Communication, Nantong Branch. The remaining portion of the property is not pledged.

(9) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
2. Unit No. 702D No. 9 Shanghai Road Nantong City Jiangsu Province, the PRC	The property comprises an office unit within a 10-storey non-domestic building. It was completed in 1991. The property has a gross floor area of 139.97 sq.m..	The property is currently occupied by the NTPG Group as office.	RMB140,000

Notes:

(1) As specified in a Building Ownership Certificate (ref no. Nan Tong Fang Quan Zhen Zhi 32017229) dated 11 October 2006, the property is held by Port Bureau of Nantong Tongzhou Port Company (南通港務局通州港務公司).

(2) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(2.1) Port Bureau of Nantong Tongzhou Port Company (former name of a branch of Nantong Port Group Limited) has obtained Building Ownership Certificate for the property and its interest in the property is legal and valid;

(2.2) Nantong Port Group Limited has not yet completed registration of change of name of title owner because Nantong Port Group Limited has only recently completed restructuring of its subsidiaries and branches and shall have no legal impediment in obtaining the updated Building Ownership Certificate.

(2.3) The property is not pledged.

(3) As advised by management, Nantong Port Group Limited will take approximately 3 months from the date of application for registration of change of name of title owner to obtain the updated Building Ownership Certificate.

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
3. Unit No. 315 No. 15 Centre Road Nantong City Jiangsu Province, the PRC	The property comprises an office unit within a 3-storey non-domestic building. It was completed in 2000. The property has a gross floor area of 317.66 sq.m..	The property is currently occupied by the NTPG Group as office.	RMB320,000

Notes:

(1) As specified in a Building Ownership Certificate (ref no. Nan Tong Fang Quan Zhen Zhi 32000345), the property is held by Port Bureau of Nantong Tongzhou Port Company (南通港務局通州港務公司).

(2) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(2.1) Port Bureau of Nantong Tongzhou Port Company (former name of a branch of Nantong Port Group Limited) has obtained Building Ownership Certificate for the property and its interest in the property is legal and valid;

(2.2) Nantong Port Group Limited has not yet completed registration of change of name of title owner because Nantong Port Group Limited has only recently completed restructuring of its subsidiaries and branches and shall have not legal impediment in obtaining the updated Building Ownership Certificate.

(2.3) The property is not pledged.

(3) As advised by management, Nantong Port Group Limited will take approximately 3 months from the date of application for registration of change of name of title owner to obtain the updated Building Ownership Certificate.

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
4. Buildings and Land and Berth of Yaogang Port at No. 299 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	The property occupies 3 parcels of land with a total area of 335,880.36 sq.m. on which a port with 9 berths for bulk / general cargo loading / unloading together with ancillary buildings and structures are erected. The berths have a total quay length of approximately 560 metres. Out of the 9 berths, 3 berths can support vessels up to 50,000 dwt each and the remaining 6 berths can support vessels up to 2,000 dwt each. Besides open handling and storage spaces, the subject land is erected with various ancillary buildings and various structures with a total gross floor area of approximately 19,306.74 sq.m. a portion of which with a total gross floor area of 18,642.74 sq.m. have been issued with Building Ownership Certificates. They mainly comprise warehouses, workshops, plant rooms, office buildings, composite buildings, canteen, dormitory buildings, car parking sheds, etc. The ancillary structures mainly comprise depots, oil tanks, boundary fences, roads, gates, etc. They were completed during period from 1991 to 2007. The land use rights of the subject land have been granted for a term of years expiring on 9 June 2055.	The property is currently occupied and operated as a general and bulk cargo port by the NTPG Group in the name of Yaogang Port.	RMB301,641,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105010) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of a portion of the subject site with an area of 327,346.99 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(2) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105020) issued by the Land Administration Bureau of Nantong City on 20 December 2005, land use rights of a portion of the subject site with an area of 3,334.47 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(3) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105021) issued by the Land Administration Bureau of Nantong City on 20 December 2005, land use rights of a portion of the subject site with an area of 5,198.9 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(4) As specified in 8 sets of Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi Nos. 12110664 to 12110671) in relation to certain buildings and structures of the property with a total gross floor area of 18,642.74 sq.m., the owner of the same buildings is Nantong Port Group Limited.

(5) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(6) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(6.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(6.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(6.3) Nantong Port Group Limited has obtained 8 sets of Building Ownership Certificate as mentioned in Note 4 above and its interest in the buildings mentioned in Note 4 above is legal and valid;

(6.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 664 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(6.5) The property is not pledged.

(7) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
5. Buildings and Land and Berth of Container Port at No. 259 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	The property occupies two parcels of land with a total area of 255,266.45 sq.m. on which a port with 2 berths for container loading / unloading together with ancillary buildings and structures are erected. The berths have a total quay length of approximately 440 metres and can support vessels up to 25,000 dwt each. Besides open handling and storage spaces, the subject land is erected with various ancillary buildings and various structures with a total gross floor area of approximately 18,409.14 sq.m. a portion of which with a total gross floor area of 15,799.04 sq.m. have been issued with Building Ownership Certificates. They mainly comprise warehouses, workshops, plant rooms, office buildings, composite buildings, canteen, dormitory buildings, car parking sheds, etc. The ancillary structures mainly comprise depots, oil tanks, boundary fences, roads, gates, etc. They were completed during period from 1994 to 2007. The land use rights of the subject land have been granted for a term of years expiring on between 9 June 2055 and 16 January 2056.	The property is currently occupied and operated as a container port by the NTPG Group in the name of Container Port.	RMB289,418,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2006-0110008) issued by the Land Administration Bureau of Nantong City on 9 March 2006, land use rights of a portion of the subject site with an area of 34,831.13 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 16 January 2056.

(2) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2007-0110006) issued by the Land Administration Bureau of Nantong City on 29 January 2007, land use rights of a portion of the subject site with an area of 220,435.32 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(3) As specified in 4 sets of Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi No. 12110660 to 12110663) in relation to certain buildings and structures of the property with a total gross floor area of 15,799.04 sq.m., the owner of the same buildings is Nantong Port Group Limited.

(4) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(5) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(5.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(5.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(5.3) Nantong Port Group Limited has obtained 4 sets of Building Ownership Certificate as mentioned in Note 3 above and its interest in the buildings mentioned in Note 3 above is legal and valid.

(5.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 2,610.10 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(5.5) The property is not pledged.

(6) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
6. Buildings and Land of Langshan Port at No. 214 Yuelong Nan Road Nantong City Jiangsu Province, the PRC	The property occupies a parcel of land with a total area of 224,647.88 sq.m. on which a port with 3 berths for bulk / general cargo loading / unloading together with ancillary buildings and structures are erected. The berths have a total quay length of approximately 550 metres and each of the three berths can support vessels up to 50,000 dwt. Besides open handling and storage spaces, the subject land is erected with various ancillary buildings and various structures with a total gross floor area of approximately 38,562.69 sq.m. a portion of which with a total gross floor area of 26,382.11 sq. m. have been issued with Building Ownership Certificates. They mainly comprise warehouses, workshops, power transformer rooms, office buildings, composite buildings, car parking spaces, etc. The ancillary structures mainly comprise depots, a quay for small boats, boundary fences, roads, gates, etc. They were completed during period from 1981 to 2004. The land use rights of the subject land have been granted for a term of years expiring on 9 June 2055.	The property is currently occupied and operated as a general and bulk cargo port by the NTPG Group in the name of Langshan Port.	RMB171,402,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0110021) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of the subject site were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 9 June 2055.

(2) As specified in 16 sets of Building Ownership Certificate (Ref Nos. Tong Zhen Fang Zhi Nos. 420413(33-9), 420413(33-10), 420413(33-11), 420413(33-12), 420413(33-13), 420413(33-14), 420413(33-15), 420413(33-16), 420413(33-17), 420413(33-18), 420413(33-20), 420413(33-29), 420413(33-30), 420413(33-31), 420413(33-32) and 420413(33-33)) in relation to certain buildings and structures of the property with a total gross floor area of 24,969.11 sq.m., the owner of the same buildings is Port Bureau of Nantong (南通港務局).

(3) As specified in a Building Ownership Certificate (Ref Nos. 701966) in relation to a building a gross floor area of 1,413 sq.m., the owner of the same buildings is Port Bureau of Nantong Langshan Port Company (南通港務局狼山港務公司).

(4) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(5) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(5.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(5.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(5.3) Port Bureau of Nantong (南通港務局) (former name of Nantong Port Group Limited) and Port Bureau of Nantong Langshan Port Company (南通港務局狼山港務公司) (former name of a subsidiary of Nantong Port Group Limited) have obtained 17 sets of Building Ownership Certificate as mentioned in Notes 2 and 3 above and its interest in the buildings mentioned in Notes 2 and 3 above is legal and valid.

(5.4) Nantong Port Group Limited has not yet completed registration of change of name of title owner for the buildings mentioned in Notes 2 and 3 above because Nantong Port Group Limited has only recently completed restructuring of its subsidiaries and branches and shall have no legal impediment in obtaining the updated Building Ownership Certificate(s).

(5.5) Regarding the remaining buildings and structures of the property of a total gross floor area of 12,180.55 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(5.6) The property is not pledged.

(6) Regarding the buildings mentioned in Notes 2 and 3 above, as advised by management, Nantong Port Group Limited will take approximately 3 months from the date of application for registration of change of name of title owner to obtain the updated Building Ownership Certificate(s).

(7) Regarding the remaining buildings and structures of the property, as advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for the title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
7. Buildings and Land of Langshan Port (Phase 3) at No. 299 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	The property occupies 3 parcels of land with a total area of 378,685.73 sq.m. on which a port with 6 berths for bulk / general cargo loading / unloading together with ancillary buildings and structures are erected. The berths have a total quay length of approximately 710 metres. Out of the 6 berths, 2 of them can support vessels up to 150,000 dwt each, one of them can support vessels up to 5,000 dwt and the remaining 3 berths can support vessels up to 3,000 dwt each. Besides open handling and storage spaces, the subject land is erected with various ancillary buildings and various structures with a total gross floor area of approximately 10,369.22 sq.m. a portion of which with a total gross floor area of 7,171.42 sq.m. have been issued with Building Ownership Certificates.. They mainly comprise power transformer rooms, composite buildings, car parking spaces, etc. The ancillary structures mainly comprise depots, a quay for small boats, boundary fences, roads, gates, etc. They were completed during period from 1991 to 2007. The land use rights of the subject land have been granted for a term of years expiring on 2 September 2054.	The property is currently occupied and operated as a general and bulk cargo port by the NTPG Group in the name of Langshan Port (Phase 3).	RMB646,199,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2004-0105025) issued by the Land Administration Bureau of Nantong City on 6 December 2004, land use rights of a portion of the subject site with an area of 356,739 sq.m. were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 2 September 2054.

(2) As specified in another Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105009) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of a portion of the subject land with an area of 16,824.42 sq.m. were granted to Nantong Port Group Limited for storage use for a term of years expiring on 9 June 2055.

(3) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105007) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of the remaining portion of the subject site were granted to Nantong Port Group Limited for industrial use for a term of years expiring on 9 June 2055.

(4) As specified in 2 sets of Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi Nos. 12110654 and 12110655) in relation to certain buildings and structures of the property with a total gross floor area of 7,171.42 sq.m., the owner of the same buildings is Nantong Port Group Limited.

(5) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(6) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(6.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(6.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(6.3) Nantong Port Group Limited has obtained 2 sets of Building Ownership Certificate as mentioned in Note 4 above and its interest in the buildings mentioned in Note 4 above is legal and valid;

(6.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 3,197.80 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(6.5) Certain land parcel with a total land area of 356,739 sq.m. has been pledged to China Construction Bank, Nantong Branch. The remaining portion of the property is not pledged.

(7) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
8. Buildings and Land at No. 38 Qingnian Xi Road Nantong City Jiangsu Province, the PRC	The property occupies 2 parcels of land with a total area of 9,387.9 sq.m. on which a 13-storey office building and a 3-storey office building together with ancillary buildings and structures are erected. The respective gross floor areas of the 13-storey building and the 3-storey building are 9,358.37 sq.m. (plus a basement area of 1,620.52 sq.m.) and 783.37 sq.m.. Other ancillary structures such as plant rooms, guard house, carports with a total area of 242.81 sq.m. are provided in the property. They were completed in 2001. The land use rights of the subject land have been granted for a term of years expiring on 9 June 2055.	The property is currently occupied by the NTPG Group as offices.	RMB40,046,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0107017) issued by the Land Administration Bureau of Nantong City on 20 December 2005, land use rights of a portion of the subject site with an area of 4,029.75 sq.m. were granted to Nantong Port Group Limited for commercial service uses for a term of years expiring on 9 June 2055.

(2) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0107018) issued by the Land Administration Bureau of Nantong City on 20 December 2005, land use rights of a portion of the subject site with an area of 5,358.15 sq.m. were granted to Nantong Port Group Limited for commercial service uses for a term of years expiring on 9 June 2055.

(3) As specified in 3 sets of Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi Nos. 12110672, 12110773 and 12111054), the owner of the buildings of the property with a total gross floor area of 10,317.36 sq.m. is Nantong Port Group Limited.

(4) For other buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(5) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(5.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(5.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(5.3) Nantong Port Group Limited has obtained 3 sets of Building Ownership Certificate as mentioned in Note 3 above and its interest in the buildings of the property is legal and valid;

(5.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 1,687.71 sq.m. which are located on the subject land parcels for own use, Nangtong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(5.5) The property is not pledged.

(6) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
9. An office building at No. 66 Nanyun Street Shahe District, Dalian City Liaoning Province, the PRC	The property comprises a 4-storey office building. It was completed in 1994. The property has a gross floor area of 115.10 sq. m..	The property is currently occupied by the NTPG Group as office.	RMB522,000

Notes:

(1) As specified in a Real Property Licence (房產執照) (Ref No. Da Fang Zhi Sha Zhi 48526) issued by the Municipal Government of Dalian, the property is held by Nantong Jiatoufu Warehouse and Logistics Company Limited (南通嘉托福儲運有限公司), a wholly owned subsidiary of Nantong Port Group Limited.

(2) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(2.1) Nantong Jiatoufu Warehouse and Logistics Company Limited has obtained Building Ownership Certificate for the property and its interest in the property is legal and valid.

(2.2) The property is not pledged.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
10.	Buildings and Land at No. 328 Changjiang Zhong Road Nantong City Jiangsu Province, the PRC	The property occupies a parcel of land with an area of 5,122.31 sq.m. on which a 5-storey building, a single-storey canteen and a bicycle parking shed with respective gross floor areas of 1,039.65 sq.m., 152.93 sq.m. and 90 sq.m. are erected. They were completed in 1991. The land use rights of the subject land have been granted for a term of years expiring on 9 June 2055.	The property is currently occupied by the owner as port supporting facilities.	RMB1,742,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2005-0105007) issued by the Land Administration Bureau of Nantong City on 18 June 2005, land use rights of the subject site were granted to Nantong Port Group Limited for industrial use for a term of years expiring on 9 June 2055.

(2) As specified in a Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi No. 12110673), the subject buildings with a total gross floor area of 1,192.58 sq.m., the owner of the same buildings is Nantong Port Group Limited.

(3) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(3.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(3.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(3.3) Nantong Port Group Limited has obtained a Building Ownership Certificate as mentioned in Note 2 above and its interest in the buildings of the property is legal and valid.

(3.4) The property is not pledged.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
11.	Buildings and Land at No. 1 Yangzhong Street Rengang Town Nantong City Jiangsu Province, the PRC	The property occupies a parcel of land with an area of 1,678.93 sq.m. on which a moor for tugboats is erected. In addition to the mooring facilities, some single-storey ancillary buildings and structures with a total gross floor area of 2,745.40 sq.m. are erected a portion of which with a gross floor area of 919.28 sq.m. has been issued with Building Ownership Certificate. They were completed during period from 1977 to 2005. The land use rights of the subject land have been granted for a term of years expiring on 16 January 2056.	The property is currently occupied by the NTPG Group as a moor in the name of Taicang Port Shipping Services Company Limited.	RMB3,421,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. Su Tong Guo Yong 2006-0107005) issued by the Land Administration Bureau of Nantong City on 9 March 2006, land use rights of the subject site were granted to Nantong Port Group Limited for Port Terminal Use for a term of years expiring on 16 January 2056.

(2) As specified in a Building Ownership Certificate (Ref Nos. Nan Tong Feng Quan Zheng Zhi No. 12110653) in relation to a building of the property with a gross floor area of 919.28 sq.m., the owner of the same building is Nantong Port Group Limited.

(3) For buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(4) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(4.1) The subject land parcels have been acquired by Nantong Port Group Limited through proper and legal land grant procedures;

(4.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(4.3) Nantong Port Group Limited has obtained a Building Ownership Certificate as mentioned in Note 2 above and its interest in the building of the property is legal and valid.

(4.4) Regarding the remaining buildings and structures of the property of a total gross floor area of 1,826.12 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(4.5) Certain buildings and structures of the property with a total gross floor area of 919.28 sq.m. have been pledged to Bank of Communication,, Nantong Branch. The remaining portion of the property is not pledged.

(5) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
12.	Buildings and Structures of Ferry Pier at Sanchang Town Haimen City Nantong City Jiangsu Province, the PRC	The property occupies a parcel of land with an area of 14,821.40 sq.m. on which various building and structures with a total gross floor area of 5,868.55 sq. m. erected thereon a portion of which with a total gross floor area of 4,902.19 sq.m. has been issued with Building Ownership Certificate. They were completed during period from 1969 to 1994. The land use rights in the property have been obtained by the NTPG Group through administrative allocation.	The property is currently vacant.	RMB1,300,000

Notes:

(1) As specified in a Land Use Right Certificate (Ref No. 2005-131034), land use rights of the subject site were administratively allocated to Nantong Port Group Limited for Port Terminal Use.

(2) As specified in 6 sets of Building Ownership Certificate (Ref No. Hai Fang 039124, 039125, 039126, 93001, 93002 and 93003) in relation to certain buildings and structures of the property with a total gross floor area of 4,902.19 sq.m., the owner of the same buildings is Port Bureau of Nantong (南通港務局).

(3) For buildings and structures of the property of which Building Ownership Certificate has not yet been issued, we have valued them on the basis that they have been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and are safe to be used for the existing operations.

(4) Since the land use rights of the property have been granted by the Government by way of administrative allocation, no commercial value has been ascribed to the property for the non-transferable nature of the land use rights.

(5) Opinion of JC Master Law Offices 泰和律師事務所on the property issued on 17 December 2007 is summarized as follows:

(5.1) The subject land parcels have been obtained by Nantong Port Group Limited through administrative allocation;

(5.2) The land use rights held by Nantong Port Group Limited in the property are legal and valid;

(5.3) Port Bureau of Nantong (former name of Nantong Port Group Limited) has obtained 6 sets of Building Ownership Certificate as mentioned in Note 2 above and its interest in the buildings of the property is legal and valid.

(5.4) Nantong Port Group Limited has not yet completed registration of change of name of title owner for the buildings mentioned in Note 2 above because Nantong Port Group Limited has only recently completed restructuring of its subsidiaries and branches and shall have no legal impediment in obtaining the updated Building Ownership Certificate(s).

(5.5) Regarding the remaining buildings and structures of the property of a total gross floor area of 966.36 sq.m. which are located on the subject land parcels for own use, Nantong Port Group Limited has not yet completed title registration and shall have no legal impediment in obtaining the relevant Building Ownership Certificate(s).

(5.6) The property is not pledged.

(6) Regarding the buildings mentioned in Note 2 above, as advised by managment, Nantong Port Group Limited will take approximately 3 months from the date of application for registration of change of name of title owner to obtain the updated Building Ownership Certificate(s).

(7) Regarding the remaining buildings and sorties of the property, as advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate(s).

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
13. Level 2 of Huihong Building held by Huateng International (華騰國際) situated at Nantong Development Zone Jiangsu Province, the PRC	The property comprises the level 2 of a 2-storey building completed in 1995. The gross floor area of the property is approximately 98.72 sq.m..	The property is subject to an existing tenancy.	RMB48,000

Notes:

(1) As Building Ownership Certificate of the property has not yet been issued, we have valued them on the basis that it has been built in accordance with relevant construction and safety standards, codes and regulations laid down by the Government and is safe to be used for the existing operations.

(2) According to the opinion of JC Master Law Offices 泰和律師事務所 issued on 17 December 2007, Nantong Port Group Limited has not yet completed title registration for the property and shall have no legal impediment in obtaining the relevant Building Ownership Certificate. The property is not pledged.

(3) As advised by management, Nantong Port Group Limited will take not more than 1 year from the date of application for title registration to obtain the relevant Building Ownership Certificate.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value of the Property in existing state as at 30 September 2007
14.	21 Dormitory Units Nantong City Jiangsu Province, the PRC	The property comprises 21 dormitory units within 11 dormitory buildings. They were completed in 1986. The property has a total gross floor area of 956.87 sq.m..	The property is currently occupied by the NTPG Group as dormitory.	RMB2,900,000

Notes:

(1) The property comprises the following 21 dormitory units:

Unit 603, Block 10, Hongqiao Nan Village;
Unit 401, Block 12, Hongqiao Nan Village;
Unit 505, Block 62, Hongqiao Nan Village;
Unit 202, Block 55, Hongqiao Nan Village;
Unit 105, Block 78, Hongqiao Nan Village;
Units 402 and 501, Block Fu 1, Haiyuan Dormitory;
Units 105, 106, 401 and 501, Block 3, Haiyuan Dormitory,
Unit 405, Block 4, Haiyuan Dormitory;
Units 101, 102, 202, 203, 204, 205, 307, Block No. 5, Haiyuan Dormitory;
Unit 309, Block 19, Qingnian No. 2 Village; and
Unit 104, Block 14, Sanba Xin Village

(2) As specified in 12 Building Ownership Certificate (ref no. Tong Fang Zhen 2974, 12111465, 42382119, 43487655, 45289178, 45489162, 60840114, 316511129, 316511130, 316511131, 316511132, 316511133), the property is held by Port Bureau of Nantong (南通港務局).

(3) Opinion of JC Master Law Offices 泰和律師事務所 on the property issued on 17 December 2007 is summarized as follows:

(3.1) Port Bureau of Nantong (former name of Nantong Port Group Limited) has obtained Building Ownership Certificates for the property and its interest in the property is legal and valid;

(3.2) Nantong Port Group Limited has not yet completed registration of change of name of title owner because Nantong Port Group Limited has only recently completed restructuring of its subsidiaries and branches and shall have no legal impediment in obtaining the updated Building Ownership Certificate.

(3.3) The property is not pledged.

(4) As advised by management, Nantong Port Group Limited will take approximately 3 months from the date of application for registration of change of name of title owner to obtain the updated Building Ownership Certificate.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to PYI. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of PYI in the Shares, underlying Shares and debentures of PYI or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to PYI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by PYI pursuant to section 352 of the SFO, were as follows:

(A) PYI

(1) Interest in Shares

Name of Director/ chief executive	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of PYI
Chow Ming Kuen, Joseph	Beneficial owner	Long position	1,306,927	0.09%
Lau Ko Yuen, Tom	Beneficial owner	Long position	4,745,825	0.32%
Chan Kwok Keung, Charles *(Note)*	Interest of controlled corporation *(Note)*	Long position	404,512,565	26.86%
	Beneficial owner	Long position	11,978,677	0.80%

Note: These 404,512,565 Shares were owned by Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment Holdings Limited ("ITC Investment" which was, in turn, a wholly-owned subsidiary of ITC Corporation Limited ("ITC")). Galaxyway Investments Limited ("Galaxyway"), an indirect wholly-owned company of Dr. Chan Kwok Keung, Charles, owned approximately 29.82% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles also personally held approximately 4.75% of the issued ordinary share capital of ITC. By virtue of his aggregate interest of approximately 34.57% in ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in said 404,512,565 Shares held by Hollyfield.

(2) Options to subscribe for Shares

Name of Director/ chief executive	Date of grant	Exercise period	Exercise price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate percentage of the existing issued share capital of PYI
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 – 26.08.2012	1.24	6,500,000	0.432%
	28.12.2004	28.12.2004 – 26.08.2012	1.50	6,500,000	0.432%
	08.09.2006	08.09.2007 – 07.09.2008	2.48	4,600,000	0.306%
	08.09.2006	08.09.2008 – 07.09.2009	2.48	4,600,000	0.306%
	18.09.2007	18.09.2007 – 17.09.2008	3.546	3,900,000	0.259%
	18.09.2007	18.09.2008 – 17.09.2009	3.546	3,900,000	0.259%
	18.09.2007	18.09.2009 – 17.09.2010	3.546	3,900,000	0.259%

Name of Director/ chief executive	Date of grant	Exercise period	Exercise price per Share *HK$*	Number of underlying Shares comprised in the options	Approximate percentage of the existing issued share capital of PYI
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	0.043%
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	0.043%
Chan Shu Kin	28.12.2004	28.12.2004 – 26.08.2012	1.24	650,000	0.043%
	28.12.2004	28.12.2004 – 26.08.2012	1.50	650,000	0.043%
Leung Po Wing, Bowen Joseph	08.09.2006	08.09.2006 – 26.08.2012	2.43	1,300,000	0.086%
Li Chang An	06.02.2007	06.02.2007 – 26.08.2012	3.00	1,300,000	0.086%

(B) ***Paul Y. Engineering Group Limited ("PYE")***

Name of Director/ chief executive	Date of grant	Exercise period	Exercise price per share *HK$*	Number of underlying shares of PYE comprised in the options	Approximate percentage of the existing issued share capital of PYE
Lau Ko Yuen, Tom	08.06.2007	01.07.2007 – 30.06.2009	1.36	500,000	0.084%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of PYI had any interests or short positions in the shares, underlying shares or debentures of PYI or any associated corporation (within the meaning of Part XV of the SFO) as notified to PYI and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by PYI pursuant to section 352 of the SFO or as otherwise notified to PYI and the Stock Exchange pursuant to the Model Code.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by PYI under Section 336 of the SFO and so far as was known to the Directors and the chief executive of PYI, the following are details of the persons (other than a Director or chief executive of PYI) who had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the PYI Group:

(A) PYI

(1) Substantial shareholders

Name of shareholder	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of PYI
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	404,512,565	26.86%
	Beneficial owner	Long position	11,978,677	0.80%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	416,491,242	27.66%
ITC	Interest of controlled corporation *(Note)*	Long position	404,512,565	26.86%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	404,512,565	26.86%
Hollyfield	Beneficial owner *(Note)*	Long position	404,512,565	26.86%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment (which was, in turn, a wholly-owned subsidiary of ITC), owned 404,512,565 Shares. Accordingly, ITC Investment and ITC were deemed to be interested in the said 404,512,565 Shares held by Hollyfield. Galaxyway, an indirect wholly-owned company of Dr. Chan Kwok Keung, Charles, owned approximately 29.82% of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles also personally held approximately 4.75% of the issued share capital of ITC. By virtue of his aggregate interest of approximately 34.57% in ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 404,512,565 Shares held by Hollyfield and 11,978,677 Shares held directly by Dr. Chan Kwok Keung, Charles.

(2) *Other Shareholders*

Name of person	Capacity	Long position/ short position	Number of Shares held	Approximate percentage of the existing issued share capital of PYI
Daniel Saul Och	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	9.01%
Och-Ziff Capital Management Group LLC ("Och-Ziff Capital")	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	9.01%
Och-Ziff Holding Corporation ("Och-Ziff Holding")	Interest of controlled corporation *(Note 1)*	Long position	135,753,052	9.01%
OZ Management L.P. ("OZ Management")	Investment manager *(Note 1)*	Long position	135,753,052	9.01%
The Children's Investment Fund Management (UK) LLP	Investment manager *(Note 2)*	Long position	117,732,000	7.81%
The Children's Investment Master Fund	Beneficial owner	Long position	117,732,000	7.81%
Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd.	Investment manager	Long position	116,457,994	7.73%
UBS AG	Beneficial owner	Long position	1,156,000	0.07%
		Short position	1,156,000	0.07%
	Security interest	Long position	84,705,113	5.62%
	Interest of controlled corporation *(Note 3)*	Long position	1,156,000	0.07%
		Short position	1,156,000	0.07%
Christian Emil Toggenburger	Beneficial owner	Long position	84,244,397	5.59%

Notes: (1) OZ Management, a wholly-owned subsidiary of Och-Ziff Holding (which was, in turn, a wholly-owned subsidiary of Och-Ziff Capital), owned an aggregate interest of 135,753,052 Shares through its various direct wholly-owned subsidiaries and entities. Mr. Daniel Saul Och owned approximately 79.10% interest in Orch-Ziff Capital. Therefore, Mr. Daniel Saul Och, Och-Ziff Capital and Och-Ziff Holding were deemed to be interested in the said 135,753,052 Shares owned by OZ Management.

(2) The Children's Investment Master Fund was accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP was deemed to be having the same interests in the Shares as The Children's Investment Master Fund.

(3) These Shares, both in long and short positions, were held by USB Securities LLC which was wholly-owned by UBS AG.

(B) Other members of the PYI Group

Name of subsidiary	Name of shareholder	Approximate percentage of the existing issue share capital/ registered capital
Airfield Works Joint Venture	Downer and Company Limited	49.0%
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Jiangsu YangKou Port Development and Investment Co., Ltd.	如果縣東泰社會發展投資有限責任公司 (Rudong County Dongtai Society Development Limited*)	25.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	如果縣東泰社會發展投資有限責任公司 (Rudong County Dongtai Society Development Limited*)	25.0%
Paul Y. - CCECC Joint Venture	China Civil Engineering Construction Corporation	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering (Hong Kong) Limited	30.0%
Paul Y. - CREC Joint Venture	China Railway Engineering Corporation	30.0%
Paul Y. - CREC (HK) Joint Venture	China Railway Engineering Corporation	40.0%
Paul Y ISG Joint Venture	ISG Asia (Macau) Limited	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

* *English transliteration for identification purpose only*

Save as disclosed above, the Directors and the chief executive of PYI are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the PYI Group or had any options in respect of such Shares.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the PYI Group which is not determinable by the PYI Group within one year without payment of compensation, other than statutory compensation.

DIRECTOR'S INTEREST IN CONTRACTS

None of the Directors was materially interested in any contract or arrangement entered into by any member of the Enlarged PYI Group since 31 March 2007, being the date to which the latest audited consolidated financial statements of PYI were made up, or subsisting as at the Latest Practicable Date, and which was significant in relation to the business of the Enlarged PYI Group as a whole.

DIRECTOR'S INTEREST IN ASSETS

None of the Directors has since 31 March 2007, being the date to which the latest audited consolidated financial statements of PYI were made up, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Enlarged PYI Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged PYI Group.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates are interested in any business, apart from the Enlarged PYI Group's businesses, which competes or is likely to compete, either directly or indirectly, with the businesses of the Enlarged PYI Group.

LITIGATION

No member of the Enlarged PYI Group was engaged in any litigation or arbitration of material importance as at the Latest Practicable Date, and there was no litigation or claim of material importance known to the Directors pending or threatened by or against any member of the Enlarged PYI Group.

QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Name	Qualification
Deloitte Touche Tohmatsu	Certified Public Accountant
Greater China Appraisal Limited	Chartered surveyor
JC Master Law Offices泰和律師事務所	Qualified PRC legal advisers

Each of the above professional advisers has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its report and letter (if any) and, as the case may be, references to its name in the form and context in which they appear.

As at the Latest Practicable Date, each of the above professional advisers does not have any shareholding interest in any member of the Enlarged PYI Group or any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Enlarged PYI Group.

Each of the above professional advisers do not have, since 31 March 2007, being the date to which the latest audited consolidated financial statements of PYI were made up, any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Enlarged PYI Group.

MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business of the Enlarged PYI Group, have been entered into by the Enlarged PYI Group within 2 years preceding the date of the Announcement and up to the Latest Practicable Date and are, or may be, material:

(i) the performance guarantee dated 11 May 2006 executed by PYI as guarantor in favour of Wuhan Minsheng Liquefied Petroleum Gas Company Limited ("Wuhan Minsheng) and Wuhan Jinwei Liquefied Gas Shipping Company Limited ("Wuhan Jinwei") in respect of the obligations of Hubei Minsheng Liquefied Petroleum Gas Limited ("HBMS"), an indirect wholly-owned subsidiary of PYI established in the PRC, under the asset acquisition agreement to be entered into between Wuhan Minsheng, Wuhan Jinwei and HBMS as described in (ii) below; and

(ii) the asset acquisition agreement dated 12 May 2006 entered into between HBMS as purchaser and Wuhan Minsheng and Wuhan Jinwei as vendors as varied and supplemented by four supplemental agreements entered into between the same parties dated 23 June 2006, 7 August 2006 , 14 September 2006, 1 November 2006 and 1 June 2007, in respect of the acquisition of certain assets related to liquid bulk logistics business in Wuhan, PRC, including LPG storage facilities, terminal and jetty, filling stations and equipment at a total consideration of RMB470 million.

MISCELLANEOUS

(i) The qualified accountant of PYI is Mr. Wong Yiu Hung, CPA, FCCA.

(ii) The secretary of PYI is Ms. Mui Ching Hung, Joanna, A.C.S., A.C.I.S.

(iii) The registered office of PYI is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of PYI in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The principal share registrars and transfer office of PYI is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, HM 08, Bermuda and the branch share registrars and transfer office of PYI in Hong Kong is Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) Save for the names of the PRC entities mentioned in this circular for which the Chinese version shall prevail over the English transliteration thereof in case of any inconsistency, the English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office and principal place of business of PYI in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including the date of SGM and at the SGM:

(i) the memorandum of association and bye-laws of PYI;

(ii) the written consents, referred to in paragraph headed "Qualifications and consents of experts" of this Appendix;

(iii) the audited consolidated financial statement of the PYI Group for the two years ended 31 March 2007 and 2006, the text of which is set out in Appendix I to this circular;

(iv) the accountants' report on the NTPG Group, the text of which is set out in Appendix II to this circular;

(v) the unaudited pro forma financial information of the Enlarged PYI Group, the text of which is set out in Appendix III to this circular;

(vi) the valuation report on the property interests of the NTPG Group, the text of which is set out in Appendix IV to this circular;

(vii) the material contracts referred to under the paragraph headed "Material contracts" in this Appendix;

(viii) a copy of each of the circulars of PYI issued since 31 March 2007 pursuant to the requirements set out in Chapters 14 and/or 14A of the Listing Rules.

PYI Corporation Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

NOTICE IS HEREBY GIVEN that a special general meeting of PYI Corporation Limited (the "Company") will be held at JW Marriott Ballroom on Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 4 January 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the following resolution (with or without modifications) as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the proposed acquisition ("Proposed Acquisition") of the 12.32% equity interest ("Relevant Interest") in 南通港口集團有限公司(Nantong Port Group Limited) currently held by 國投交通公司 (SDIC Communications Co.) at a maximum consideration of Renminbi 1 billion (equivalent to approximately HK$1.03 billion) ("Cap Amount"), or any portion of the Relevant Interest at a maximum consideration of a prorated amount of the Cap Amount, be and is hereby approved and that the board of directors of the Company be and is hereby authorised to do such acts and execute such documents as it may consider necessary, desirable or expedient to carry out or give effect to the Proposed Acquisition, provided that the aforesaid approval and authority shall lapse on the expiration of 12 months from the date of the passing of this resolution unless the Proposed Acquisition is effected (but not necessarily completed) within the said 12 months period."

By order of the Board
PYI Corporation Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 17 December 2007

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

As at the date hereof, the composition of the Board is as follows:

Dr. Chow Ming Kuen, Joseph *OBE, JP*	:	*Chairman (Independent Non-Executive Director)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*
Mr. Leung Po Wing, Bowen Joseph *GBS, JP*	:	*Independent Non-Executive Director*
Mr. Li Chang An	:	*Independent Non-Executive Director*

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxy to attend and, subject to the provisions of the bye-laws of the Company, vote in his/her behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the special general meeting is enclosed. In order to be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and deposited together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (if any).

股東特別大會通告

於本通告日期，董事局成員如下：

周明權博士*OBE, JP*	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事
梁寶榮先生*GBS, JP*	：	獨立非執行董事
李昌安先生	：	獨立非執行董事

附註：

1. 凡有權出席以上通告召開之大會及於會上投票之股東均有權委任一位或以上之代表代其出席大會及遵照本公司之公司細則之規定而代其投票。受委代表毋須為本公司之股東。

2. 茲隨附股東特別大會之代表委任表格。代表委任表格須按照表格列印之指示將其填妥及簽署，並連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會（如有）指定召開時間48小時前送交本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

茲通告保華集團有限公司(「本公司」)訂於二零零八年一月四日(星期五)上午十時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東特別大會，藉以考慮及酌情通過下列決議案(不論有否修訂)為普通決議案：

普通決議案

「**動議**批准建議收購國投交通公司現時持有之南通港口集團有限公司12.32%之股本權益(「有關權益」)(「建議收購事項」)，最高代價為人民幣10億元(相等於約10.3億港元)(「上限金額」)，或建議收購有關權益之任何部分，最高代價為上限金額按比例計算之金額，並授權本公司董事局在其可能認為就進行建議收購事項或使其生效而言屬必要、適當或權宜之情況下，作出有關行為及簽立有關文件，惟除非建議收購事項於本決議案通過日期起計十二個月期間內生效(惟毋須完成)，否則上述批准及授權將於上述十二個月期間屆滿時失效。」

承董事局命
保華集團有限公司
公司秘書
梅靜紅

香港，二零零七年十二月十七日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

* 僅資識別

一般資料

(i) 保華之合資格會計師為黃耀雄先生CPA, FCCA。

(ii) 保華之秘書為梅靜紅女士A.C.S.，A.C.I.S.。

(iii) 保華之註冊辦事處位於 Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而保華之香港主要營業地點位於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(iv) 保華之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, HM 08, Bermuda，而保華在香港之股份過戶登記分處為卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 除倘於本通函內所述之中國實體之中文名稱與彼等之英文翻譯存有歧義，應以中文為準外，本通函就解釋而言，概以英文版本為準。

備查文件

下列文件直至股東特別大會舉行日期(包括該日)之一般營業時間內及於股東特別大會舉行期間，在保華之香港主要營業地點(地址為香港九龍觀塘鴻圖道51號保華企業中心31樓)備查：

(i) 保華之組織章程及公司細則；

(ii) 本附錄「專家資格及同意書」一段所述之同意書；

(iii) 本通函附錄一所載保華集團截至二零零七年及二零零六年三月三十一日止兩個年度之經審核綜合財務報表；

(iv) 南通港口集團之會計師報告，全文載於本通函附錄二；

(v) 經擴大保華集團之未經審核備考財務資料，全文載於本通函附錄三；

(vi) 南通港口集團物業權益之估值報告，全文載於本通函附錄四；

(vii) 本附錄「重大合約」一段所述之重大合約；

(viii) 保華自二零零七年三月三十一日以來遵照上市規則第十四章及／或十四A章所載規定刊發之所有通函之副本。

董事於構成競爭業務之權益

於最後實際可行日期，各董事或彼等各自之聯繫人士於與經擴大保華集團業務直接或間接構成競爭或可能構成競爭之任何業務中(經擴大保華集團業務除外)，概無擁有任何權益。

訴訟

經擴大保華集團各成員公司於最後實際可行日期概無牽涉任何屬重大之訴訟或索償要求，而就董事所知，經擴大保華集團各成員公司亦概無任何尚未了結或蒙受威脅屬重大之訴訟或索償要求。

專家資格及同意書

以下乃在本通函提供建議或意見之專業顧問資格：

名稱	資格
德勤•關黃陳方會計師行	執業會計師
漢華評值有限公司	特許公認測量師
泰和律師事務所	合資格中國法律顧問

上述專業顧問均已就刊發本通函發出同意書，表示同意按本通函所載之形式及涵義轉載(視情況而定)其報告及函件(如有)及引述其名稱，且迄今並無撤回同意書。

於最後實際可行日期，上述專業顧問均無持有經擴大保華集團任何成員公司之任何股權，亦無任何可認購或指派他人認購經擴大保華集團任何成員公司證券之權利(不論在法律上可否強制執行)。

自二零零七年三月三十一日(即保華最近期刊發經審核綜合財務報表之結算日)以來，上述專業顧問在經擴大保華集團任何成員公司所購入或出售或租賃，或建議購入或出售或租賃之任何資產中概無直接或間接擁有任何權益。

重大合約

以下乃經擴大保華集團在該公布發表日期前兩年內及截至最後實際可行日期為止所訂立之重大或可屬重大合約(並非經擴大保華集團於日常業務訂立之合約)：

(i) 保華就其一間在中國成立之間接全資附屬公司湖北民生石油液化氣有限公司(「湖北民生」)，將與武漢民生石油液化氣有限公司(「武漢民生」)及武漢經緯液化氣船務有限公司(「武漢經緯」)簽訂如下第(ii)段所述之資產收購協議中的責任作為擔保人，而於二零零六年五月十一日以武漢民生及武漢經緯為受益人簽立之履約保證；及

(ii) 關於按人民幣470,000,000元之總代價，收購中國武漢液化氣物流業務相關之若干資產，包括石油液化氣儲配設施，碼頭及棧橋、加氣站及設備，湖北民生(作為買方)及武漢民生與武漢經緯(作為賣方)於二零零六年五月十二日簽訂，並經各訂約方於二零零六年六月二十三日、二零零六年八月七日、二零零六年九月十四日、二零零六年十一月一日及二零零七年六月一日訂立之四份補充協議作出修訂及補充之資產收購協議。

(B) 保華集團其他成員公司

附屬公司名稱	股東姓名／名稱	佔現有已發行股本／註冊資本之概約百分比
Airfield Works Joint Venture	Downer and Company Limited	49.0%
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
江蘇洋口港投資開發有限公司	如東縣東泰社會發展投資有限責任公司	25.0%
江蘇洋通開發投資有限公司	如東縣東泰社會發展投資有限責任公司	25.0%
Paul Y. - CCECC Joint Venture	中國土木工程集團公司	40.0%
保華中鐵工程有限公司	中國鐵路工程(香港)有限公司	30.0%
Paul Y. - CREC Joint Venture	中國鐵路工程總公司	30.0%
Paul Y. - CREC(HK)Joint Venture	中國鐵路工程總公司	40.0%
Paul Y ISG Joint Venture	ISG Asia (Macau) Limited	40.0%
Skynet Limited	Icon Master Enterprises Limited	18.1%

除上文披露者外，董事及保華主要行政人員並不知悉任何人士於最後實際可行日期，於股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文必須向保華披露之權益或淡倉，或直接或間接擁有可於任何情況下可在保華集團任何其他成員公司之股東大會上具有投票權之任何類別股本面值10%或以上權益或持有該等股份之任何購股權。

服務合約

於最後實際可行日期，董事概無與保華集團任何成員公司訂立任何保華集團不可於一年內終止而毋須支付補償(法定補償除外)之服務合約。

董事之合約權益

自二零零七年三月三十一日(即保華最近期刊發經審核綜合財務報表之結算日)以來，各董事在經擴大保華集團任何成員公司所訂立或作出(或於最後實際可行日期仍然有效)，且對經擴大保華集團之整體業務而言乃屬重要之任何合約或安排中，概無擁有任何重大權益。

董事之資產權益

自二零零七年三月三十一日(即保華最近期刊發經審核綜合財務報表之結算日)以來，各董事在經擴大保華集團任何成員公司所購入或出售或租賃或建議購入或出售或租賃之任何資產中概無直接或間接擁有任何權益。

(2) 其他股東

股東 姓名／名稱	身份	好倉／ 淡倉	持有 股份數目	佔保華現有 已發行股本之 概約百分比
Daniel Saul Och	受控法團權益 (附註1)	好倉	135,753,052	9.01%
Och-Ziff Capital Management Group LLC(「Och-Ziff Capital」)	受控法團權益 (附註1)	好倉	135,753,052	9.01%
Och-Ziff Holding Corporation (「Och-Ziff Holding」)	受控法團權益 (附註1)	好倉	135,753,052	9.01%
OZ Management L.P. (「OZ Management」)	投資經理 (附註1)	好倉	135,753,052	9.01%
The Children's Investment Fund Management (UK) LLP	投資經理 (附註2)	好倉	117,732,000	7.81%
The Children's Investment Master Fund	實益擁有人	好倉	117,732,000	7.81%
Gandhara Advisors Asia Ltd. a/c Gandhara Master Fund Ltd.	投資經理	好倉	116,457,994	7.73%
瑞銀	實益擁有人	好倉	1,156,000	0.07%
		淡倉	1,156,000	0.07%
	擔保權益	好倉	84,705,113	5.62%
	受控制法團權益 (附註3)	好倉	1,156,000	0.07%
		淡倉	1,156,000	0.07%
Christian Emil Toggenburger	實益擁有人	好倉	84,244,397	5.59%

附註：

(1) Och-Ziff Holding(即Och-Ziff Capital之全資附屬公司)之全資附屬公司OZ Management通過其不同之直接全資附屬公司及實體擁有合共135,753,052股股份之權益，而Daniel Saul Och先生則擁有Och-Ziff Capital約79.10%權益，故此Daniel Saul Och先生、Och-Ziff Capital及Och-Ziff Holding均被視為於OZ Management 擁有之上述135,753,052股股份中擁有權益。

(2) The Children's Investment Master Fund乃習慣或有責任根據The Children's Investment Fund Management (UK) LLP之指示或指導行事。因此，The Children's Investment Fund Management (UK) LLP被視為於The Children's Investment Master Fund所擁有之股份中擁有相同之權益。

(3) 該等好倉及淡倉股份均由USB Securities LLC持有。瑞銀證券有限責任公司為瑞銀全資擁有之公司。

股東之權益及淡倉

於最後實際可行日期，根據保華按照證券及期貨條例第336條存置之權益登記冊所載且就董事及保華主要行政人員所知，根據證券及期貨條例第XV部第2及第3分部之條文須向保華披露所擁有之股份及相關股份之權益或淡倉，或直接或間接擁有可於任何情況下在保華集團任何其他成員公司之股東大會上具有投票權之任何類別股本（包括就該股本而設之任何購股權）面值10%或以上權益之人士（不包括董事或保華主要行政人員）之詳細資料如下：

(A) **保華**

(1) 主要股東

股東姓名／名稱	身份	好倉／淡倉	持有股份數目	佔保華現有已發行股本之概約百分比
陳國強	受控制法團權益（附註）	好倉	404,512,565	26.86%
	實益擁有人	好倉	11,978,677	0.80%
伍婉蘭	配偶權益（附註）	好倉	416,491,242	27.66%
德祥企業	受控制法團權益（附註）	好倉	404,512,565	26.86%
ITC Investment	受控制法團權益（附註）	好倉	404,512,565	26.86%
Hollyfield	實益擁有人（附註）	好倉	404,512,565	26.86%

附註：ITC Investment（即德祥企業之全資附屬公司）之全資附屬公司Hollyfield擁有404,512,565股股份。據此，ITC Investment及德祥企業被視為於Hollyfield持有之上述404,512,565股股份中擁有權益。而由陳國強博士間接全資擁有之公司Galaxyway則擁有德祥企業已發行普通股股本約29.82%。陳國強博士亦以個人名義持有德祥企業已發行普通股股本約4.75%。由於彼擁有德祥企業合共約34.57%權益，故被視為於Hollyfield持有之該等股份中擁有權益。陳國強博士之配偶伍婉蘭女士則被視為於Hollyfield持有上述之404,512,565股股份中及陳國強博士直接持有之11,978,677股股份中擁有權益。

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔保華現有已發行股本之概約百分比
郭少強	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	0.043%
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	0.043%
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	0.043%
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	0.043%
梁寶榮	08.09.2006	08.09.2006至26.08.2012	2.43	1,300,000	0.086%
李昌安	06.02.2007	06.02.2007至26.08.2012	3.00	1,300,000	0.086%

(B)　保華建業集團有限公司(「保華建業」)

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之保華建業相關股份數目	佔保華建業已發行股本之概約百分比
劉高原	08.06.2007	01.07.2007至30.06.2009	1.36	500,000	0.084%

除上文披露者外，於最後實際可行日期，董事或保華主要行政人員概無於保華或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及第8分部必須向保華及聯交所申報之任何權益或淡倉，或任何必須列入保華根據證券及期貨條例第352條予以存置之登記冊內之任何權益或淡倉，或任何根據標準守則而必須向保華及聯交所申報之任何權益或淡倉。

責任聲明

本通函之資料乃遵照《上市規則》而刊載，旨在提供有關保華之資料。各董事願就本通函所載資料之準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何事實，足以令本通函所載任何陳述產生誤導。

董事及主要行政人員之權益及淡倉

於最後實際可行日期，董事及保華主要行政人員於保華或任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中持有根據證券及期貨條例第XV部第7及第8分部及標準守則必須向保華及聯交所申報及必須列入保華根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉(包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉)如下：

(A) 保華

(1) 股份權益

董事／主要行政人員姓名	身份	好倉／淡倉	持有股份數目	佔保華現有已發行股本之概約百分比
周明權	實益擁有人	好倉	1,306,927	0.09%
劉高原	實益擁有人	好倉	4,745,825	0.32%
陳國強(附註)	受控制法團權益(附註)	好倉	404,512,565	26.86%
	實益擁有人	好倉	11,978,677	0.80%

附註：該404,512,565股股份由ITC Investment Holdings Limited(「ITC Investment」，即德祥企業集團有限公司(「德祥企業」)之全資附屬公司)之全資附屬公司Hollyfield Group Limited(「Hollyfield」)擁有。陳國強博士間接全資擁有之公司Galaxyway Investments Limited(「Galaxyway」)擁有德祥企業已發行普通股股本約29.82%。陳國強博士亦以個人名義持有德祥企業已發行普通股股本約4.75%。由於陳國強博士擁有德祥企業合共約34.57%權益，故被視為於Hollyfield持有上述之404,512,565股股份中擁有權益。

(2) 可認購股份之購股權

董事／主要行政人員姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔保華現有已發行股本之概約百分比
劉高原	28.12.2004	28.12.2004至26.08.2012	1.24	6,500,000	0.432%
	28.12.2004	28.12.2004至26.08.2012	1.50	6,500,000	0.432%
	08.09.2006	08.09.2007至07.09.2008	2.48	4,600,000	0.306%
	08.09.2006	08.09.2008至07.09.2009	2.48	4,600,000	0.306%
	18.09.2007	18.09.2007至17.09.2008	3.546	3,900,000	0.259%
	18.09.2007	18.09.2008至17.09.2009	3.546	3,900,000	0.259%
	18.09.2007	18.09.2009至17.09.2010	3.546	3,900,000	0.259%

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
14. 中國江蘇省南通市21個宿舍單位	該物業包括位於11幢宿舍樓宇內21個宿舍單位，於一九八六年落成。 該物業之總樓面面積為956.87平方米。	該物業目前由南通港口集團佔用作宿舍。	人民幣2,900,000元

附註：

(1) 該物業包括下列21個宿舍單位：

虹橋南村10幢603室；
虹橋南村12幢401室；
虹橋南村62幢505室；
虹橋南村55幢202室；
虹橋南村78幢105室；
海員宿舍1幢402及501室；
海員宿舍3幢105、106、401 及501室；
海員宿舍4幢405室；
海員宿舍5幢101、102、202、203、204、205及307室；
青年二村19幢309室；及
三八新村14幢104室

(2) 誠如12份房屋所有權證(通房證字第2974號、第12111465號、第42382119號、第43487655號、第45289178號、第45489162號、第60840114號、第316511129號、第316511130號、第316511131號、第316511132、第316511133號)中所列明，該物業由南通港務局持有。

(3) 泰和律師事務所於二零零七年十二月十七日對該物業發表之意見概述如下：

(3.1) 南通港務局(南通港口集團有限公司之前稱)已取得該物業之房屋所有權證，而其於該物業之權益屬合法及有效；

(3.2) 南通港口集團有限公司尚未完成變更所有權持有人姓名登記，因為南通港口集團有限公司最近才完成其附屬公司及分公司重組，及於取得更新之房屋所有權證時不會有法定障礙。

(3.3) 該物業並無抵押。

(4) 誠如管理層所告知，南通港口集團有限公司自申請變更所有權持有人姓名登記之日起計約三個月將取得更新之房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
13. 中國江蘇省南通開發區華騰國際持有之匯鴻樓2樓	該物業包括一幢2層高樓宇之2樓，於一九九五年落成。 該物業之總樓面面積約98.72平方米。	該物業受現有租約所規限。	人民幣48,000元

附註：

(1) 由於該物業之房屋所有權證尚未發出，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業準之基準對該其作出估值。

(2) 根據泰和律師事務所於二零零七年十二月十七日發表對該物業之意見，南通港口集團有限公司尚未完成該物業之所有權登記及於取得有關房屋所有權證時不會有法定障礙。該物業並無抵押。

(3) 管理層告知，南通港口集團有限公司將自申請所有權登記之日起一年內取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
12. 中國江蘇省南通市海門市三廠鎮渡輪碼頭之樓宇及結構	該物業佔用一幅面積為14,821.40平方米之地塊，其上建有總樓面面積5,868.55平方米之多幢樓宇及結構，其中總樓面面積4,902.19平方米之部分已獲發房屋所有權證。於一九六九年至一九九四年間落成。 南通港口集團已透過行政配置取得該物業之土地使用權。	該物業目前空置。	人民幣1,300,000元

附註：

(1) 誠如土地使用權證((2005)第131034號)所列明，有關地盤之土地使用權已獲行政配置予南通港口集團有限公司作港口碼頭用途。

(2) 誠如就該物業總樓面面積4,902.19平方米之若干樓宇及結構之6份房屋所有權證(海房字第039124號、第039125號、第039126號、第93001號、第93002號及第93003號)所列明，該等樓宇由南通港務局擁有。

(3) 就該物業未獲發房屋所有權證之樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(4) 由於政府以劃撥方式出讓該物業之土地使用權，該等土地使用權不可轉讓，故該物業並無獲賦與商業價值。

(5) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(5.1) 南通港口集團有限公司已透過劃撥取得有關地塊；

(5.2) 南通港務局(南通港口集團有限公司之前稱)就物業持有之土地使用權乃屬合法及有效；

(5.3) 南通港務局(南通港口集團有限公司之前稱)已取得上文附註2所述之6份房屋所有權證，而其於該物業樓宇之權益屬合法及有效；

(5.4) 南通港口集團有限公司尚未完成上述附註2之樓宇之變更所有持有人姓名登記，因為南通港口集團有限公司最近才完成其附屬公司及分公司重組，及於取得更新之房屋所有權證時不會有法定障礙。

(5.5) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為966.36平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(5.6) 該物業並無抵押。

(6) 就上述附註2之樓宇，誠如管理層所告知，南通港口集團有限公司自申請變更所有權持有人姓名登記之日約三個月將取得更新之房屋所有權證。

(7) 就有關該物業其餘樓宇及結構，管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
11. 中國江蘇省南通市任港鎮楊中街1號之樓宇及土地	該物業佔用一幅面積1,678.93平方米之地塊，其中建有一個拖船泊位。 除停泊設施外，建有總樓面面積2,745.40平方米之若干單層輔助樓宇及結構，其中總樓面面積919.28平方米之部分已獲發房屋所有權證。於一九七七年至二零零五年期間落成。 有關土地之土地使用權已獲出讓，年期於二零五六年一月十六日屆滿。	該物業目前由南通港口集團佔用以太倉船舶服務有限公司名義作泊位。	人民幣3,421,000元

附註：

(1) 誠如南通市國土資源局於二零零六年三月九日所發出之土地使用權證(蘇通國用(2006)字第0107005號)所列明，有關地盤之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五六年一月十六日屆滿。

(2) 誠如房屋所有權證(南通房權證字第12110653號)所列明，該物業樓宇總樓面面積919.28平方米，由南通港口集團有限公司擁有。

(3) 就該物業未獲發房屋所有權證之樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(4) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(4.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(4.2) 南通港口集團有限公司就物業持有之土地使用權乃屬合法及有效；

(4.3) 南通港口集團有限公司已取得上文附註2所述之一份房屋所有權證，而其於該物業樓宇之權益亦屬合法及有效；

(4.4) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘大廈及結構總樓面面積為1,826.12平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(4.5) 總樓面面積為919.28平方米之該物業若干樓宇及結構抵押予交通銀行南通分行。該物業剩餘部分並無抵押。

(5) 管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
10. 中國江蘇省南通市長江中路328號之樓宇及土地	該物業佔用一幅面積5,122.31平方米之地塊，其上建有一幢5層高樓宇、單層食堂及單車停泊處，各自之總樓面面積為1,039.65平方米、152.93平方米及90平方米，於一九九一年落成。 有關土地之土地使用權已獲出讓，年期於二零五五年六月九日屆滿。	該物業目前由擁有人佔用作港口支援設施。	人民幣1,742,000元

附註：

(1) 誠如南通市國土資源局於二零零五年六月十八日所發出土地使用權證（蘇通國用(2005)字第0105007號）所列明，有關土地之土地使用權已出讓予南通港口集團有限公司作工業用途，年期於二零五五年六月九日屆滿。

(2) 誠如房屋所有權證（南通房權證字第12110673號）所列明，有關樓宇總樓面面積1,192.58平方米，由南通港口集團有限公司擁有。

(3) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(3.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(3.2) 南通港口集團有限公司就該物業持有之土地使用權乃屬合法及有效；

(3.3) 南通港口集團有限公司已取得上文附註2所述之一份房屋所有權證，而其於該物業樓宇之權益屬合法及有效。

(3.4) 該物業並無抵押。

估值證書

	物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
9.	中國遼寧省大連市沙河口區南雲街66號一幢辦公樓	該物業包括一幢4層高辦公樓，於一九九四年落成。 該物業總樓面面積為115.10平方米。	該物業目前由南通港口集團佔用作辦公室。	人民幣522,000元

附註：

(1) 誠如大連市政府所發出之房產執照(大房執沙字第48526號)所列明，該物業由南通港口集團有限公司之全資附屬公司南通嘉托福儲運有限公司持有。

(2) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(2.1) 南通嘉托福儲運有限公司已取得該物業之房屋所有權證，而其於該物業之權益乃屬合法及有效。

(2.2) 該物業並無抵押。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
8. 中國江蘇省南通市青年西路38號之樓宇及土地	該物業佔用2幅總面積為9,387.9平方米之地塊，其上建有一幢13層高辦公大樓及3層高辦公大樓連同附設之輔助樓宇及結構。 該幢13層高樓宇及3層高樓宇各自之總樓面面積為9,358.37平方米(加上地庫面積1,620.52平方米)及783.37平方米。廠房、警衛室及車棚等其他輔助結構總面積為242.81平方米，於該物業內提供，於二零零一年落成。 有關土地之土地使用權已獲出讓，年期於二零五五年六月九日屆滿。	該物業目前由南通港口集團佔用作辦公室。	人民幣40,046,000元

附註：

(1) 誠如南通市國土資源局於二零零五年十二月二十日所發出之土地使用權證(蘇通國用(2005)字第0107017號)所列明，面積4,029.75平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作其他商業用途，年期於二零五五年六月九日屆滿。

(2) 誠如南通市國土資源局於二零零五年十二月二十日所發出之土地使用權證(蘇通國用(2005)字第0107018號)所列明，面積5,358.15平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作其他商業用途，期限於二零五五年六月九日屆滿。

(3) 誠如3份房屋所有權證(南通房權證字第12110672號、12110773號及12111054號)所列明，該物業總樓面面積10,317.36平方米之樓宇由南通港口集團有限公司擁有。

(4) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(5) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(5.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(5.2) 南通港口集團有限公司就該物業持有之土地使用權乃屬合法及有效；

(5.3) 南通港口集團有限公司已取得上文附註3所述之3份房屋所有權證，而其於該物業樓宇之權益乃屬合法及有效；

(5.4) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為1,687.71平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(5.5) 該物業並無抵押。

(6) 管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

(2) 誠如南通市國土資源局於二零零五年六月十八日所發出之土地使用權證(蘇通國用(2005)字第0105009號)所列明，有關面積16,824.42平方米有關土地之土地使用權已出讓予南通港口集團有限公司作倉儲用途，期限於二零五五年六月九日屆滿。

(3) 誠如南通市國土資源局於二零零五年六月十八日所發出之土地使用權證(蘇通國用(2005)字第0105007號)所列明，有關土地餘下部分之土地使用權已出讓予南通港口集團有限公司作工業用途，期限於二零五五年六月九日屆滿。

(4) 誠如有關總樓面面積7,171.42平方米之若干樓宇及結構之2份房屋所有權證(南通房權證字第12110654號及第12110655號)所列明，該等樓宇由南通港口集團有限公司所擁有。

(5) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設，且可安全用作現有業務之基準而對其作出估值。

(6) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(6.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(6.2) 南通港口集團有限公司就該物業土地使用權乃屬合法及有效；

(6.3) 南通港口集團有限公司已取得上文附註4所述之2份房屋所有權證，而其於該物業樓宇之權益乃屬合法及有效；

(6.4) 南通港口集團有限公司尚未完成位於有關地塊自用之成該物業其餘樓宇及結構總樓面面積為3,197.80平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(6.5) 總土地面積為356,739平方米之若干地塊已抵押予中國建設銀行南通分行。該物業剩餘部分並無抵押。

(7) 管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
7. 中國江蘇省南通市長江中路299號狼山港(三期)港口之樓宇及土地	該物業佔用3幅總面積為378,685.73平方米之地塊，其上建有一個附設6個泊位之港口，可供大型／一般貨物裝卸連同附設之輔助樓宇及結構。 該等泊位之總碼頭長度約為710米，6個泊位中其中2個每個可供載重量達150,000噸之船舶使用，其中1個可供載重量達5,000噸之船舶使用，而其餘3個各自則可供載重量達3,000噸之船舶使用。 除開放處理及堆存範圍外，有關土地建立總樓面面積約為10,369.22平方米之若干輔助樓宇及結構，其中總樓面面積7,171.42平方米之部分已獲發房屋所有權證，主要包括電力變壓房、綜合大樓、泊車位等。輔助結構主要包括堆場、小型船隻碼頭、圍欄、道路、大閘等。該等結構於一九九一年至二零零七年期間落成。 有關土地之土地使用權已獲出讓，年期於二零五四年九月二日屆滿。	該物業目前已被南通港口集團佔用及經營以狼山港(三期)港口名義作一般及大型貨運港口。	人民幣646,199,000元

附註：

(1) 誠如南通市國土資源局於二零零四年十二月六日所發出之土地使用權證(蘇通國用(2004)字第0105025號)所列明，面積356,739平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，期限於二零五四年九月二日屆滿。

(3) 誠如有關總樓面面積1,413平方米之樓宇之房屋所有權證(第701966號)所列明，該等樓宇由南通港務局狼山港務公司所擁有。

(4) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(5) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(5.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(5.2) 南通港口集團有限公司就該物業持有之土地使用權乃屬合法及有效；

(5.3) 南通港務局(南通港口集團有限公司之前稱)及南通港務局狼山港務公司(南通港口集團有限公司之附屬公司之前稱)已取得上文附註2及附註3所述之共17份房屋所有權證，而其於該物業樓宇之權益乃屬合法及有效；

(5.4) 南通港口集團尚未完成上述附註2及3之樓宇之變更所有權持有人姓名登記，因為南通港口集團有限公司最近才完成其附屬公司及分公司重組，及於取得更新之房屋所有權證時不會有法定障礙。

(5.5) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為12,180.55平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(5.6) 該物業並無抵押。

(6) 就上述附註2及3之樓宇，管理層告知，南通港口集團有限公司自申請變更所有權持有人姓名登記之日約三個月將取得更新之房屋所有權證。

(7) 就該物業其餘樓宇及結構，管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
6. 中國江蘇省南通市躍龍南路214號狼山港港口之樓宇及土地	該物業佔用1塊總面積為224,647.88平方米之土地，其上建有一個附設3個泊位之碼頭，可供大型／一般貨物裝卸，連同附設之輔助樓宇及建有結構。 該等泊位之總碼頭長度約為550米，三個泊位各自可供載重量達50,000噸之船舶使用。 除開放處理及堆存範圍外，有關土地建立總樓面面積約為38,562.69平方米之若干輔助樓宇及結構，其中總樓面面積26,382.11平方米之部分已獲發房屋所有權證，主要包括倉庫、工場、電力變壓房、辦公大樓、綜合大樓、泊車位等。輔助結構主要包括堆場、小型船隻碼頭、圍欄、道路、大閘等。該等結構於一九八一年至二零零四年期間落成。 有關土地之土地使用權已獲出讓，年期於二零五五年六月九日屆滿。	該物業目前已被南通港口集團佔用及經營以狼山港名義作一般及大型貨運港口。	人民幣171,402,000元

附註：

(1) 誠如南通市國土資源局於二零零五年六月十八日所發出之土地使用權證（蘇通國用(2005)字第0110021號）所列明，有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(2) 誠如就該物業總樓面面積24,969.11平方米之若干樓宇及結構之16份房屋所有權證（通政房字第420413(33-9)號、第420413(33-10)號、第420413(33-11)號、第420413(33-12)號、第420413(33-13)號、第420413(33-14)號、第420413(33-15)號、第420413(33-16)號、第420413(33-17)號、第420413(33-18)號、第420413(33-20)號、第420413(33-29)號、第420413(33-30)號、第420413(33-31)號、第420413(33-32)號及第420413(33-33)號）所列明，該等樓宇由南通港務局擁有。

(3) 誠如就該物業總樓面面積15,799.04平方米之若干樓宇及結構之4份房屋所有權證(南通房權證字第12110660號至12110663號)所列明，該等樓宇由南通港口集團有限公司擁有。

(4) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(5) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(5.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(5.2) 南通港口集團有關公司就該物業持有之土地使用權乃屬合法及有效；

(5.3) 南通港口集團有限公司已取得上文附註3所述之4份房屋所有權證，而其於上文附註3所述之樓宇之權益乃屬合法及有效；

(5.4) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為2,610.10平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(5.5) 該物業並無抵押。

(6) 管理層所告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
5. 中國江蘇省南通市長江中路259號集裝箱碼頭之樓宇、土地及停泊位	該物業佔用2幅總面積為255,266.45平方米之地塊，其上建有一個設有2個停泊位之港口，可供集裝箱裝卸貨物連同附設之輔助樓宇及結構。 該等停泊位之總碼頭長度為約440米，各自可供載重量最多為25,000公噸之輪船使用。 除開放處理及倉存範圍外，有關土地建有總樓面面積約為18,409.14平方米之若干輔助樓宇及結構，其中總樓面面積15,799.04平方米之部分已獲發房屋所有權證，主要包括倉庫、工場、廠房、綜合大樓、食堂、宿舍大樓、停車場等。輔助結構主要包括堆場、油庫、圍欄、道路、大閘等。該等結構於一九九四年至二零零七年期間落成。 有關土地之土地使用權已獲出讓，年期於二零五五年六月九日至二零五六年一月十六日期間屆滿。	該物業目前由南通港口集團佔用及經營以集裝箱碼頭名義作集裝箱港口。	人民幣289,418,000元

附註：

(1) 誠如南通市國土資源局於二零零六年三月九日所發出之土地使用權證(蘇通國用(2006)字第0110008號)所列明，面積34,831.13平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五六年一月十六日屆滿。

(2) 誠如南通市國土資源局於二零零七年一月二十九日所發出之另一份土地使用權證(蘇通國用(2007)字第0110006號)所列明，面積220,435.32平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(3) 誠如南通市國土資源局於二零零五年十二月二十日所發出之另一份土地使用權證(蘇通國用(2005)字第0105021號)所列明，面積為5,198.9平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(4) 誠如就該物業總樓面面積為18,642.74平方米之若干樓宇及結構之8份房屋所有權證(南通房權證字第12110664號至12110671號)所列明，該等樓宇由南通港口集團有限公司擁有。

(5) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(6) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(6.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(6.2) 南通港口集團有限公司就該物業持有之土地使用權乃屬合法及有效；

(6.3) 南通港口集團有限公司已取得上文附註4所述之8份房屋所有權證，而其於上文附註4所述之樓宇之權益乃屬合法及有效；

(6.4) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為664平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(6.5) 該物業並無抵押。

(7) 管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
4. 中國江蘇省南通市長江中路299號姚港港口之樓宇、土地及停泊位	該物業佔用3幅總面積為335,880.36平方米之地塊，其上建有一個設有9個停泊位之港口，可供大型／一般貨物裝卸連同附設之輔助樓宇及結構。 該等停泊位之總碼頭長度為約560米，9個停泊位中之3個停泊位各自可供載重量最多為50,000公噸之輪船使用，其餘6個停泊位則各自可供載重量最多為2,000公噸之輪船使用。 除開放處理及倉存範圍外，有關土地建立總樓面面積約為19,306.74平方米之若干輔助樓宇及結構，其中總樓面面積18,642.74平方米之部分已獲發房屋所有權證，主要包括倉庫、工場、廠房、辦公大樓、綜合大樓、食堂、宿舍大樓、停車場等。輔助結構主要包括堆場、油庫、圍欄、道路、大閘等。該等結構於一九九一年至二零零七年期間落成。 有關土地之土地使用權已獲出讓，年期於二零五五年六月九日屆滿。	該物業目前由南通港口集團佔用，及統營以姚港名義作一般及大型貨運港口。	人民幣301,641,000元

附註：

(1) 誠如南通市國土資源局於二零零五年六月十八日所發出之土地使用權證(蘇通國用(2005)字第0105010號)所列明，面積為327,346.99平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(2) 誠如南通市國土資源局於二零零五年十二月二十日所發出之另一份土地使用權證(蘇通國用(2005)字第0105020號)所列明，面積為3,334.47平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
3. 中國江蘇省南通市中路15號315號單位	該物業包括位於一幢3層高之非住宅樓宇內之1個辦公室單位，於二零零零年落成。 該物業之總樓面面積為317.66平方米。	該物業目前由南通港口集團佔用作辦公室。	人民幣320,000元

附註：

(1) 誠如一份房屋所有權證(南通房權證字第32000345號)所列明，該物業由南通港務局通州港務公司持有。

(2) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(2.1) 南通港務局通州港務公司(南通港口集團有限公司之分公司之前稱)已取得該物業之房屋所有權證，而其於該物業之權益乃屬合法及有效；

(2.2) 南通港口集團有限公司尚未完成變更所有權持有人姓名登記，因為南通港口集團有限公司最近才完成其附屬公司及分公司重組，及於取得更新之房屋所有權證時不會有法定障礙。

(2.3) 該物業並無抵押。

(3) 管理層告知，南通港口集團有限公司自申請變更所有權持有人姓名登記之日約三個月將取得更新之房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
2. 中國江蘇省南通市上海路9號702D號單位	該物業佔用一幢10層高之非住宅樓宇內之1個辦公室單位，於一九九一年落成。 該物業總樓面面積為139.97平方米。	該物業目前由南通港口集團佔用作辦公室。	人民幣140,000元

附註：

(1) 誠如日期為二零零六年十月十一日之房屋所有權證(南通房權證字第32017229號)所列明，該物業由南通港務局通州港務公司持有。

(2) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(2.1) 南通港務局通州港務公司(南通港口集團有限公司之分公司之前稱)已取得該物業之房屋所有權證，而其於該物業之權益乃屬合法及有效；

(2.2) 南通港口集團有限公司尚未完成變更所有權持有人姓名登記，因為南通港口集團有限公司最近才完成其附屬公司及分公司重組，及於取得更新之房屋所有權證時不會有法定障礙。

(2.3) 該物業並無抵押。

(3) 管理層告知，南通港口集團有限公司自申請變更所有權持有人姓名登記之日約三個月將取得更新之房屋所有權證。

(3) 誠如南通市國土資源局於二零零五年十二月二十日所發出之另一份土地使用權證(蘇通國用(2005)第0104027號)所列明，面積為1,120平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(4) 誠如南通市國土資源局於二零零五年六月十八日所發出之另一份土地使用權證(蘇通國用(2005)第0104016號)所列明，面積為3,764.4平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。

(5) 誠如南通市國土資源局於二零零五年六月十八日所發出之另一份土地使用權證(蘇通國用(2005)第0104014號及(2005)第0104017號)所列明，面積為1,779.2平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作其他商服用途，年期於二零四五年六月九日屆滿。

(6) 誠如有關總樓面面積為39,895.67平方米之若干物業之樓宇及結構之11份房屋所有權證(第12110647號、12110648號、12110649號、12110650號、12110651號、12110652號、12110653號、12110656號、12110657號、12110658號及12110659號)所列明，該等樓宇由南通港口集團有限公司擁有。

(7) 就該物業未獲發房屋所有權證之其他樓宇及結構而言，吾等已按其已根據政府制定之有關建設及安全標準、守則及法規而建設且可安全用作現有業務之基準而對其作出估值。

(8) 泰和律師事務所於二零零七年十二月十七日發表對該物業之意見概述如下：

(8.1) 南通港口集團有限公司已透過適當及合法之土地出讓程序收購有關地塊；

(8.2) 南通港口集團有限公司就該物業持有之土地使用權乃屬合法及有效；

(8.3) 南通港口集團有限公司已取得上文附註6所述之11份房屋所有權證，且其於上文附註6所述之樓宇之權益乃屬合法及有效；

(8.4) 南通港口集團有限公司尚未完成位於有關地塊自用之該物業其餘樓宇及結構總樓面面積為1,831.05平方米之所有權登記及於取得有關房屋所有權證時不會有法定障礙。

(8.5) 總土地面積171,025.61平方米之若干地塊及總樓面面積為41,726.72平方米之若干物業之樓宇及結構已抵押予交通銀行南通分行。該物業剩餘部分並無抵押。

(9) 管理層告知，南通港口集團有限公司自申請所有權登記之日一年內將取得有關房屋所有權證。

估值證書

物業	概況與年期	佔用詳情	於二零零七年九月三十日現況下之物業市值
1. 中國江蘇省南通市人民西路514號、530號及545號通州港港口之樓宇及土地以及停泊位	該物業佔用6幅總面積為205,240.12平方米之地塊，其上建有一個附設3個停泊位之碼頭，可供大型／一般貨櫃裝卸貨物連同附設之輔助樓宇及結構。 該等停泊位之總碼頭長度為約570米，3個停泊位各自可供載重量超過10,000公噸之輪船使用。 除開放處理及倉存範圍外，有關土地建立總樓面面積約為41,726.72平方米之若干輔助樓宇及結構，其中總樓面面積39,895.67平方米之部分已獲發房屋所有權證，主要包括倉庫、工場、廠房、辦公大樓、綜合大樓、食堂、宿舍大樓、停車場等。輔助結構主要包括堆場、油庫、圍欄、道路、大閘等。該等結構於一九七二年至二零零六年期間落成。 有關土地之土地使用權已獲出讓，年期於二零四五年六月九日至二零五六年一月十六日期間屆滿。	該物業目前由南通港口集團佔用及經營以通州港名義作一般及大型貨運港口。	人民幣209,273,000元

附註：

(1) 誠如南通市國土資源局於二零零五年六月十八日所發出之土地使用權證(蘇通國用(2005)字第0104013號)所列明，面積為171,025.61平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五五年六月九日屆滿。誠如土地使用權證所列明，該等地塊已向交通銀行作出兩項按揭，於二零零九年三月二十六日及二零一一年九月二十六日期間屆滿。

(2) 誠如南通市國土資源局於二零零六年三月九日所發出之土地使用權證(蘇通國用(2006)第0104001號)所列明，面積為27,550.91平方米之有關土地之土地使用權已出讓予南通港口集團有限公司作港口碼頭用途，年期於二零五六年一月十六日屆滿。

物業	於二零零七年九月三十日現況下之物業市值
11. 中國江蘇省 南通市 任港鎮楊中街1號之樓宇及土地	人民幣3,421,000元
12. 中國江蘇省 南通市 海門市三廠鎮渡輪碼頭之樓宇及結構	人民幣1,300,000元
13. 中國江蘇省 南通開發區 華騰國際持有之匯鴻樓2樓	人民幣48,000元
14. 中國江蘇省 南通市 21個宿舍單位	人民幣2,900,000元
合計：	人民幣1,668,371,000元

估值概要

	物業	於二零零七年九月三十日現況下之物業市值
1.	中國江蘇省 南通市 人民西路514、530及545號之 通州港港口之樓宇、土地及停泊位	人民幣209,273,000元
2.	中國江蘇省 南通市 上海路9號 702D號單位	人民幣140,000元
3.	中國江蘇省 南通市 中心路15號 315號單位	人民幣320,000元
4.	中國江蘇省 南通市 長江中路299號 姚港港口之樓宇、土地及停泊位	人民幣301,640,000元
5.	中國江蘇省 南通市 長江中路259號 集裝箱碼頭之樓宇、土地及停泊位	人民幣289,418,000元
6.	中國江蘇省 南通市 躍龍南路214號 狼山港港口之樓宇及土地	人民幣171,402,000元
7.	中國江蘇省 南通市 長江中路299號 狼山港(三期)港口之樓宇及土地	人民幣646,199,000元
8.	中國江蘇省 南通市 青年西路38號之樓宇及土地	人民幣40,046,000元
9.	中國遼寧省 大連市沙河口區 南雲街66號一幢辦公大樓	人民幣522,000元
10.	中國江蘇省 南通市 長江中路328號之樓宇及土地	人民幣1,742,000元

本報告所載之市值估計並未計及因地震或其他原因引致之環境污染。　閣下於閱讀本報告時，應諮詢合資格環境評估師，以評估可能出現或會對市值造成重大影響之環境問題。

吾等並無獲指示進行或進行與本報告有關之土質或地質研究，亦無對水質、石油、燃油或其他地下礦物使用權或狀況進行調查。

吾等並無理由懷疑　貴公司向吾等所提供之資料是否真實準確。　貴公司亦已向吾等確認，有關資料並無遺漏重大因素。吾等認為吾等已獲提供充分資料以達致知情觀點，而吾等亦無理由懷疑有任何重要資料被隱瞞。

吾等對該等物業進行估值時，已遵照由香港聯合交易所有限公司頒布之證券上市規則第5章及應用指引第12條以及由香港測量師學會頒佈並於二零零五年一月一日起生效之香港測量師學會物業估值準則(二零零五年第一版)之規定。

除另有說明外，本報告內全部金額均以人民幣列示。

隨函附奉吾等之估值概要及估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓
保華集團有限公司
董事局　台照

代表
漢華評值有限公司
助理副總裁
謝偉良
MFin BSc MRICS MHKIS RPS(GP)
謹啟

二零零七年十二月十七日

謝偉良為皇家特許測量師學會成員、香港測量師學會成員、註冊產業測量師(產業測量)及合資格中國物業估值師。彼乃香港測量師學會所公佈承辦供載入或在上市資料及通函內提之估值工作及有關收購與合併之估值工作之物業估值師名冊上之估值師，亦是香港商業價值評估論壇之註冊商業價值評估師，對香港、澳門及中國物業估值有十年以上經驗。

經考慮該物業之一般及本身特性後(除上述物業外)，吾等已採用折舊後重置成本法，即評估考慮類似物業之成本法之其中一種應用方式。此方法須按現有用途估計土地使用權之市值，並考慮地盤平整成本及該等物業連接公共設施之費用，而估計樓宇及其他地盤工程之新重置成本，然後就樓齡、狀況及功能耗損作出扣減。此等物業土地使用權乃基於透過分析可資比較物業之相若成交或放盤而取得之市場證據而釐定。此基準之相關理論為其所評估物業之市值，有關市值至少應等同該評估物業餘下服務潛力之重置成本，即為評估物業之折舊後重置成本。吾等認為，於實際上難以按市場基準確定其價值時，折舊後重置成本一般為最可靠之物業價值指標。

此等物業之估值乃基於假設該等物業已詳細考慮所用資產總值及業務性質所具備之業務進行充足盈利測試。

假設

吾等進行估值時，假設業主按該物業之現況於市場出售該物業，且無憑藉任何遞延條款合同、售後租回、合資經營、管理協議或任何同類安排而影響物業之價值。

由於業主以政府授予之長期土地使用權／政府租賃持有該物業，吾等假設業主有權就相關之土地使用權／土地租賃條款於整段未屆滿之年期內自由及不受干擾地使用該等物業。

吾等並未就該等位於中國物業之業務所使用，有關目前或展望盈利能力之任何財務數據作出調查。對於該等以折舊後重置成本法估值之物業，吾等已假設預期收益會為該等物業市值及任何估值未有包括之資產價值，提供合理回報。倘展望盈利不足以證明按估值水平持有資產為合理，則吾等將調整該等物業之估值。

吾等估值之其他特殊假設(如有)載列於隨附於估值證書之註腳部分。

限制條件

吾等之報告並無考慮任何估值物業之任何抵押、按揭或所欠付債項，或持有物業時可能涉及之任何開支或税項。除另有説明外，吾等假設該物業並無附帶任何可影響其價值之繁重產權負擔、限制及支銷。

吾等在很大程度上倚賴　貴公司所提供之資料，亦接納吾等所獲有關如租期、計劃審批、法定通知、地役權、佔用詳情、出租以及其他所有相關事項之意見。

吾等並無進行實地測量，以核實該物業之土地面積是否準確，惟已假設向吾等提供之文件及正式地盤圖則所示土地面積均屬正確。所有文件及合同僅供參考，而所有尺寸、量度及面積僅屬約數。

吾等曾視察該等物業之外貌，並在可能情況下視察該物業之樓宇及結構內部。然而，吾等並無進行任何結構測量。於視察過程中，吾等並無發現任何嚴重損毀。然而，吾等未能匯報該等樓宇及結構是否確無腐朽、蟲蛀或任何結構損毀。吾等並無測試任何該等樓宇設施及設備。

以下為獨立估值師漢華評值有限公司就南通港口集團所持有之物業權益而於二零零七年九月三十日之估值所編製之函件全文、估值概要及估值證書，以供載入本通函。

GREATER CHINA APPRAISAL LIMITED
漢華評值有限公司

Room 2703 Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong Tel: +852 2511 6868 Fax: +852 2511 6161
香港灣仔港灣道6-8號瑞安中心2703室 電話: +852 2511 6868 傳真: +852 2511 6161

敬啟者：

關於：對位於中華人民共和國(「中國」)江蘇省南通市之南通港口集團有限公司之樓宇及土地之估值

吾等遵照**保華集團有限公司**(「貴公司」)指示，對**南通港口集團有限公司**或其附屬公司(統稱「南通港口集團」)所持有之位於中華人民共和國(「中國」)之物業權益(「該物業」)進行估值。吾等確認曾對該等物業進行視察及作出有關查詢，並取得吾等認為必要之其他資料，以便向 閣下提供吾等對該等物業於**二零零七年九月三十日**(「估值日」)之市值之意見。

估值基準

吾等之估值是對該物業市值之意見。所謂市值，就吾等所下定義而言，指「物業於估值日經適當市場推廣後，由自願買方及自願賣方公平磋商，雙方在知情、審慎及非被迫情況下買賣物業之估計價值」。

業權

吾等就該等位於中國之物業獲提供法定文件副本。然而，吾等並無核實該等物業之擁有權及任何會影響該等物業之擁有權之產權負擔之存在。

吾等亦倚賴由中國法律顧問泰和律師事務所於二零零七年十二月十七日就中國有關法律及法規為 貴公司提供之法律意見。

估值方法

就編號2、3、8、9及14號之物業，吾等已採用市場法，依據可資比較物業之價格資料而使用比較法作出比較。吾等分析相類似大小、性質及地點之可資比較物業，並審慎衡量各項物業各自之所有優劣，從而達致公平之市值比較。

未經審核備考財務資料乃根據　貴公司董事之判斷及假設編製，僅供説明之用，而基於其假定性質所限，其不能為日後發生之任何事項提供任何保證或指標，亦未必表示　貴集團於二零零七年九月三十日或往後任何日期之財務狀況。

意見

本行認為：

a)　貴公司董事已遵照所述基準妥為編製未經審核備考財務資料；

b)　有關基準與　貴集團之會計政策一致；及

c)　就根據上市規則第4章第29(1)段披露之未經審核備考財務資料而言，有關調整乃屬恰當。

此致

保華集團有限公司董事　台照

德勤‧關黃陳方會計師行
香港執業會計師
謹啟

二零零七年十二月十七日

3) 經擴大保華集團之未經審核備考財務資料報告

以下為德勤•關黃陳方會計師行(香港執業會計師)之報告全文，僅供載入本通函。

Deloitte.
德勤

德勤•關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

敬啟者：

未經審核備考財務資料之會計師報告

本行謹就保華集團有限公司(「貴公司」)及其附屬公司(以下統稱為「貴集團」)之未經審核備考財務資料作出報告，未經審核備考財務資料乃由　貴公司董事編製，僅供說明之用，以便就建議收購南通港口集團有限公司額外權益將如何影響所呈列之財務資料提供資料，以供載入日期為二零零七年十二月十七日之通函(「通函」)附錄三第134頁至142頁。未經審核備考財務資料之編製基準載於通函附錄三。

貴公司董事及申報會計師各自之責任

貴公司董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4章第29段及參考香港會計師公會頒佈之會計指引第7號「編製供載入投資通函內之備考財務資料」編製未經審核備考財務資料。

本行之責任為根據上市規則第4章第29(7)段之規定，對未經審核備考財務資料發表意見，並向　閣下報告。對於就編製未經審核備考財務資料所採用之任何財務資料而由本行於過往發出之報告，除於刊發報告日期對該等報告之發出對象所承擔之責任外，本行概不承擔任何責任。

意見之基礎

本行根據香港會計師公會頒佈之香港投資通函申報應聘準則第300號「投資通函內備考財務資料之會計師報告」進行本行之應聘工作。本行之工作主要包括比較未經調整財務資料與來源文件、考慮支持調整之憑證及與　貴公司董事討論未經審核備考財務資料。此應聘工作並不涉及對任何相關財務資料之獨立查核。

本行計劃及進行本行之工作，以取得本行認為必要之資料及解釋，以提供足夠憑證合理確保未經審核備考財務資料已獲　貴公司董事按所述基準妥為編製，且該基準與　貴集團之會計政策一致，所作調整就根據上市規則第4章第29(1)段披露之未經審核備考財務資料而言誠屬恰當。

e　有關備考調整反映就收購南通港口6.32%權益結算之可能最高現金代價為人民幣5.13億元(相等於約5.29億港元)。本集團已收到財務機構就結算提供10.3億港元，而董事認為本集團擁有充裕營運資金以滿足其目前需求。

f　於南通港口於二零零七年九月三十日作為附屬公司併入後，有關備考調整亦反映本集團於二零零七年三月三十一日所佔南通港口集團45%資產淨值之對銷，猶如收購事項已於二零零七年九月三十日執行。

g　所產生之商譽計算如下：

	千港元	千港元
應付代價		528,627
建議收購事項應佔直接開支		8,366
		536,993
減：		
於二零零七年九月三十日之資產淨值	861,150	
公平價值調整(扣除遞延稅項負債)	603,092	
南通港口集團股權持有人應佔資產淨值之總公平價值	1,464,242	
佔已收購資產淨值6.32%	92,540	92,540
		444,453

由於南通港口集團之已識別資產及負債之公平價值以及於收購事項實際完成日期所付代價可能與以上用以編製備考資產負債表之金額有所不同，收購事項實際產生之商譽(如有)可能與上文所示估計金額有所不同。

經擴大保華集團之未經審核備考資產負債表附註：

1　編製未經審核備考資產負債表乃依據載於本通函附錄一、摘錄自已刊發年報之本集團二零零七年三月三十一日之經審核綜合資產負債表，並已作出以下備考調整。並無作出任何調整以反映本集團於二零零七年三月三十一日後之任何買賣結果或所訂立之其他交易。

2　完成收購事項前，本集團將其於南通港口之45%權益作為聯營公司權益入賬。收購6.32%額外權益完成後，南通港口將被視作本集團擁有51.32%權益之附屬公司。

3　備考調整詳情如下：

a　下列詳情反映出南通港口集團之綜合資產及負債。有關結餘乃摘錄自南通港口集團於二零零七年九月三十日之經審核資產負債表，並按人民幣1.00元兑1.03港元之匯率換算。

b　於完成收購事項後，南通港口集團之可識別資產及負債將按會計收購法以公平價值計入經擴大保華集團之綜合財務報表。為說明起見，南通港口集團之可識別資產及負債會以公平價值錄入經擴大保華集團之備考資產負債表，猶如收購事項已於二零零七年九月三十日執行。亦無作出任何調整以反映南通港口集團於二零零七年九月三十日後之任何買賣結果或所訂立之其他交易。

c　由與本集團無關連之獨立合資格專業估值師釐定之有關資產賬面值之公平價值調整導致租賃土地增加約3.61億港元(人民幣3.5億元)以及樓宇及港口設施增加約500萬港元(人民幣500萬元)。根據中國有關稅務條例及規定，南通港口集團租賃土地、樓宇及港口設施之原始賬面值將繼續作為未來數年之稅基。據此，有關備考調整因南通港口集團租賃土地、樓宇及港口設施之公平價值調整反映遞延稅項負債增加約4,800萬港元，猶如收購事項已於二零零七年九月三十日完成。其他南通港口集團之資產及負債之賬面值與董事釐定有關資產及負債之公平價值相若。本集團將於收購事項日期評估南通港口集團之無形資產及或然負債之公平價值(如有)。

南通港口於首五個獲利年度獲豁免繳納中國企業所得稅，以及於其後六至十年獲減免50%之中國企業所得稅。南通港口之經營業務須按15%稅率繳納有關稅項。因此，基於負債清償期間計算遞延稅項負債適用之實際稅率介乎0%至15%。

d　該調整反映根據南通港口原有股東與本集團於二零零五年八月十二日訂立之資產重組協議參與南通港口集團資產重組之南通港口集團之擔保最低資產淨值。南通港口原有股東已於南通港口集團45%股權被收購時向保華作出有利擔保，於保華就於南通港口之45%股權投資注入人民幣4.35億元之增資額前，南通港口之資產淨值將不少於人民幣531,302,400元(「擔保資產淨值」)，有關詳情載於本公司日期為二零零五年八月二十二日之通函。備考調整指擔保資產淨因稅項及其他負債以及南通港口集團確認之撥備而產生之潛在差額，由於董事認為負債及撥備最終將由南通港口原有股東支付或承擔，該等差額被視為向應收南通港口原有股東之其他款項。

	本集團於二零零七年三月三十一日 千港元 (A)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 人民幣千元 (B1) (附註3a)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 千港元 (B2)=(B1)×1.03 (附註3a)	南通港口集團之備考調整 千港元 (B3)	附註	南通港口集團於二零零七年九月三十日按公平價值 千港元 (B)=(B2)+(B3) (附註3b)	南通港口集團收購事項之備考調整 千港元 (C)	附註	備考經擴大保華集團於收購事項後 千港元 (A)+(B)+(C)
流動負債									
應付客戶合約工程款項	1,038,548	–	–			–			1,038,548
應付賬款及應計開支	1,157,990	525,345	541,105			541,105			1,699,095
應付聯營公司款項	17,429	–	–			–			17,429
應付少數股東款項	4,071	–	–			–			4,071
應付稅項	61,286	101,981	105,040			105,040			166,326
撥備	–	149,000	153,470			153,470			153,470
一年內到期之銀行及其他借款	597,386	212,000	218,360			218,360			815,746
	2,876,710	988,326	1,017,975			1,017,975			3,894,685
流動資產／(負債)淨值	823,980	(699,698)	(720,689)			(435,083)			(148,096)
總資產減流動負債	4,744,737	1,222,441	1,259,114			1,910,460			5,962,230
非流動負債									
一年後到期之銀行及其他借款	426,751	386,000	397,580			397,580			824,331
應付遞延代價	121,213	–	–			–			121,213
遞延稅項負債	947,924	–	–	48,255	3(c)	48,255			996,179
	1,495,888	386,000	397,580			445,835			1,941,723
	3,248,849	836,441	861,534			1,464,625			4,020,507

2B) 未經審核備考資產負債表

— 假設本集團及南通國資分別行使其優先認購權(即保華收購南通港口6.32%額外權益)

	本集團於二零零七年三月三十一日 千港元 (A)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 人民幣千元 (B1) (附註3a)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 千港元 (B2)=(B1)×1.03 (附註3a)	南通港口集團之備考調整 千港元 (B3)	附註	南通港口集團於二零零七年九月三十日按公平價值 千港元 (B)=(B2)+(B3) (附註3b)	南通港口集團收購事項之備考調整 千港元 (C)	附註	備考經擴大保華集團於收購事項後 千港元 (A)+(B)+(C)
非流動資產									
物業、機械及設備	528,203	1,524,668	1,570,408	5,231	3(c)	1,575,639			2,103,842
發展中項目	2,411,680	-	-			-			2,411,680
發展中物業	44,458	-	-			-			44,458
預付租賃款項	67,968	354,678	365,318			365,318			433,286
南通港口之預付土地租賃溢價	-	-	-	360,509	3(c)	360,509			360,509
商譽	61,646	-	-			-	444,453	3(f)(g)	506,099
其他無形資產	55,775	2,469	2,543			2,543			58,318
聯營公司權益	710,234	9,957	10,256			10,256	(600,427)	3(f)	120,063
共同控制機構權益	1,928	949	977			977			2,905
可供出售投資	1,312	26,193	26,979			26,979			28,291
應收貸款	30,956	-	-			-			30,956
遞延稅項資產	-	3,225	3,322			3,322			3,322
應收遞延代價	6,597	-	-			-			6,597
	3,920,757	1,922,139	1,979,803			2,345,543			6,110,326
流動資產									
發展中物業	82,732	-	-			-			82,732
預付租賃款項	1,766	7,807	8,041			8,041			9,807
存貨	23,425	6,666	6,866			6,866			30,291
一年內到期之應收貸款	181,508	-	-			-			181,508
一年內到期之應收關連公司款項	150,099	-	-			-			150,099
一年內到期之應收聯營公司款項	187,314	-	-			-			187,314
應收少數股東款項	-	20,000	20,600			20,600			20,600
應收客戶合約工程款項	223,637	-	-			-			223,637
應收賬款、訂金及預付款項	1,910,690	186,114	191,697	285,606	3(d)	477,303			2,387,993
應收貸款附帶之換股權	1,427	-	-			-			1,427
持作買賣投資	155,783	-	-			-			155,783
可退回稅款	2,942	-	-			-			2,942
已抵押銀行存款	42,601	-	-			-			42,601
短期銀行存款	441,769	-	-			-	(441,769)	3(e)	-
銀行結存及現金	294,997	68,041	70,082			70,082	(95,224)	3(e)	269,855
	3,700,690	288,628	297,286			582,892			3,746,589

e 有關備考調整反映就收購事項結算之可能最高現金代價為人民幣10億元(相等於約10.3億港元)。本集團已收到財務機構就結算提供10.3億港元墊付貸款，而董事認為本集團擁有充裕營運資金以達到其目前需求。

f 於南通港口於二零零七年九月三十日作為附屬公司併入後，有關備考調整亦反映本集團於二零零七年三月三十一日所佔南通港口集團45%資產淨值之對銷，猶如收購事項已於二零零七年九月三十日執行。

g 所產生之商譽計算如下：

	千港元	千港元
應付代價		1,030,000
建議收購事項應佔直接開支		8,366
		1,038,366
減：		
於二零零七年九月三十日之資產淨值	861,150	
公平價值調整(扣除遞延稅項負債)	603,092	
南通港口集團股權持有人應佔資產淨值之總公平價值	1,464,242	
佔已收購資產淨值12.32%	180,395	180,395
		857,971

由於南通港口集團已識別之資產及負債之公平價值以及於收購事項實際完成日期所付代價可能與以上用以編製備考資產負債表之金額有所不同，收購事項實際產生之商譽(如有)可能與上文所示估計金額有所不同。

經擴大保華集團之未經審核備考資產負債表附註

1　編製未經審核備考資產負債表乃依據載於本通函附錄一、摘錄自已刊發年報之本集團二零零七年三月三十一日之經審核綜合資產負債表，並已作出以下備考調整。並無作出任何調整以反映本集團於二零零七年三月三十一日後之任何買賣結果或所訂立之其他交易。

2　完成收購事項前，本集團將其於南通港口之45%權益作為聯營公司權益入賬。收購12.32%額外權益完成後，南通港口將被視作本集團之57.32%附屬公司。

3　備考調整詳情如下：

a　下列詳情反映出南通港口集團之綜合資產及負債。有關結餘乃摘錄自南通港口集團於二零零七年九月三十日之經審核綜合資產負債表，並按人民幣1.00元兑1.03港元之匯率換算。

b　於完成收購事項後，南通港口集團之可識別資產及負債將按會計收購法以公平價值計入經擴大保華集團之綜合財務報表。為説明起見，南通港口集團之可識別資產及負債會以公平價值錄入經擴大保華集團之備考資產負債表，猶如收購事項已於二零零七年九月三十日完成。並無作出任何調整以反映南通港口集團於二零零七年九月三十日後之任何買賣結果或所訂立之其他交易。

c　由與本集團並無關連之獨立合資格專業估值師漢華評值有限公司於二零零七年九月三十日釐定之有關資產賬面值之公平價值調整導致租賃土地價值增加約3.61億港元(人民幣3.5億元)以及樓宇及港口設施增加約500萬港元(人民幣500萬元)。根據中國有關税務條例及規定，南通港口集團租賃土地、樓宇及港口設施之原始賬面值將繼續作為未來數年之税基。據此，有關備考調整因南通港口集團租賃土地、樓宇及港口設施之公平價值調整反映遞延税項負債增加約4,800萬港元，猶如收購事項已於二零零七年九月三十日完成。南通港口集團其他資產及負債之賬面值與董事釐定有關資產及負債之公平價值相若。本集團將於收購日期評估南通港口集團之無形資產及或然負債之公平價值(如有)。

南通港口於首五個獲利年度獲豁免繳納中國企業所得税，以及於其後六至十年獲減免50%之中國企業所得税。南通港口之經營業務須按15%税率繳納有關税項。因此，基於負債清償期間計算遞延税項負債適用之税率介乎0%至15%。

d　該調整反映根據南通港口原有股東相若本集團於二零零五年八月十二日訂立之資產重組協議參與南通港口集團資產重組之南通港口集團之擔保最低資產淨值。南通港口原有股東已於南通港口集團45%股權被收購時向保華集團作出有利擔保，於保華集團就於南通港口之45%股權投資注入人民幣4.35億元之增資額前，南通港口集團之資產淨值將不少於人民幣531,302,400元(「擔保資產淨值」)，有關詳情載於本公司日期為二零零五年八月二十二日之通函。備考調整指擔保資產淨因税項及其他負債以及南通港口集團確認之撥備而產生之潛在差額，由於董事認為負債及撥備最終將由南通港口原有股東支付或承擔，該等差額被視為向應收南通港口原有股東之其他款項。

	本集團於二零零七年三月三十一日 千港元 (A)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 人民幣千元 (B1) (附註3a)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 千港元 (B2)=(B1)×1.03 (附註3a)	南通港口集團之備考調整 千港元 (B3)	附註	南通港口集團於二零零七年九月三十日按公平價值 千港元 (B)=(B2)+(B3) (附註3b)	南通港口集團收購事項之備考調整 千港元 (C)	附註	備考經擴大保華集團於收購事項後 千港元 (A)+(B)+(C)
流動負債									
應付客戶合約工程款項	1,038,548	–	–			–			1,038,548
應付賬款及應計開支	1,157,990	525,345	541,105			541,105	231,518	3(e)	1,930,613
應付聯營公司款項	17,429	–	–			–			17,429
應付少數股東款項	4,071	–	–			–			4,071
應付稅項	61,286	101,981	105,040			105,040			166,326
撥備	–	149,000	153,470			153,470			153,470
一年內到期之銀行及其他借款	597,386	212,000	218,360			218,360			815,746
	2,876,710	988,326	1,017,975			1,017,975			4,126,203
流動資產／(負債)淨值	823,980	(699,698)	(720,689)			(435,083)			(649,469)
總資產減流動負債	4,744,737	1,222,441	1,259,114			1,910,460			5,874,375
非流動負債									
一年後到期之銀行及其他借款	426,751	386,000	397,580			397,580			824,331
應付遞延代價	121,213	–	–			–			121,213
遞延稅項負債	947,924	–	–	48,255	3(c)	48,255			996,179
	1,495,888	386,000	397,580			445,835			1,941,723
	3,248,849	836,441	861,534			1,464,625			3,932,652

2A) 未經審核備考資產負債表

— 假設本集團行使其優先認購權及南通國資不獲行使（即保華收購南通港口12.32%額外權益）

	本集團於二零零七年三月三十一日 千港元 (A)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 人民幣千元 (B1) (附註3a)	南通港口集團於二零零七年九月三十日根據香港財務報告準則編製 千港元 (B2)=(B1)×1.03 (附註3a)	南通港口集團之備考調整 千港元 (B3)	附註	南通港口集團於二零零七年九月三十日按公平價值 千港元 (B)=(B2)+(B3) (附註3b)	南通港口集團收購事項之備考調整 千港元 (C)	附註	備考經擴大保華集團於收購事項後 千港元 (A)+(B)+(C)
非流動資產									
物業、機械及設備	528,203	1,524,668	1,570,408	5,231	3(c)	1,575,639			2,103,842
發展中項目	2,411,680	–	–			–			2,411,680
發展中物業	44,458	–	–			–			44,458
預付租賃款項	67,968	354,678	365,318			365,318			433,286
南通港口之預付土地租賃溢價	–	–	–	360,509	3(c)	360,509			360,509
商譽	61,646	–	–			–	857,971	3(f)(g)	919,617
其他無形資產	55,775	2,469	2,543			2,543			58,318
聯營公司權益	710,234	9,957	10,256			10,256	(600,427)	3(f)	120,063
共同控制機構權益	1,928	949	977			977			2,905
可供出售投資	1,312	26,193	26,979			26,979			28,291
應收貸款	30,956	–	–			–			30,956
遞延稅項資產	–	3,225	3,322			3,322			3,322
應收遞延代價	6,597	–	–			–			6,597
	3,920,757	1,922,139	1,979,803			2,345,543			6,523,844
流動資產									
發展中物業	82,732	–	–			–			82,732
預付租賃款項	1,766	7,807	8,041			8,041			9,807
存貨	23,425	6,666	6,866			6,866			30,291
一年內到期之應收貸款	181,508	–	–			–			181,508
一年內到期之應收關連公司款項	150,099	–	–			–			150,099
一年內到期之應收聯營公司款項	187,314	–	–			–			187,314
應收少數股東款項	–	20,000	20,600			20,600			20,600
應收客戶合約工程款項	223,637	–	–			–			223,637
應收賬款、訂金及預付款項	1,910,690	186,114	191,697	285,606	3(d)	477,303			2,387,993
應收貸款附帶之換股權	1,427	–	–			–			1,427
持作買賣投資	155,783	–	–			–			155,783
可退回稅款	2,942	–	–			–			2,942
已抵押銀行存款	42,601	–	–			–			42,601
短期銀行存款	441,769	–	–			–	(441,769)	3(e)	–
銀行結存及現金	294,997	68,041	70,082			70,082	(365,079)	3(e)	–
	3,700,690	288,628	297,286			582,892			3,476,734

以下為經擴大保華集團之未經審核備考財務資料，以及申報會計師德勤•關黃陳方會計師行（香港執業會計師）就此編製之滿意函件全文，以供載入本通函。

1) 經擴大保華集團之未經審核備考資產負債表

編製隨附之經擴大保華集團未經審核備考財務資料乃為說明建議收購事項之影響。

經擴大保華集團之未經審核備考資產負債表乃以(i)本集團於二零零七年三月三十一日之經審核綜合資產負債表（摘錄自本公司截至該日止年度之年報，並載於本通函附錄一）；及(ii)南通港口集團於二零零七年九月三十日之經審核綜合資產負債表（摘錄自會計師報告，並載於本通函附錄二）為基礎編製，並經(i)直接因收購事項而起；及(ii)具有事實依據（猶如收購事項已於二零零七年九月三十日完成）作出備考調整。

本公司董事編製之經擴大保華集團未經審核備考財務資料旨在提供完成後有關經擴大保華集團之資料。由於其僅作說明用途而編製，故並非用以顯示完成後經擴大保華集團之財務狀況。

該備考包括兩種情況：

(i) 本集團行使其優先購買權及南通國資並無行使；及

(ii) 本集團及南通國資均分別行使其優先購買權。

(III) **與中國其他國有控制企業之交易／結存**

於二零零五年保華注資入南通港口前，南通港口集團現時經營之經濟環境主要是由中國政府直接或間接擁有或控制之實體(「國有控制實體」)。此外，南通港口集團之中國股本持有人隸屬於中國政府控制之國有資產監督管理委員會。除上述(I)及(II)所披露與聯營公司及股本持有人之交易結餘外，南通港口集團亦與其他國有控制實體有業務往來。董事認為，鑑於南通港口集團與該等國有控制實體有業務交易，因此，該等國有控制實體為獨立第三方。

此外，本集團與若干銀行訂立不同交易，包括存款、借款及其他一般銀行信貸，該等銀行於其一般業務過程為國有控制實體。鑑於該等銀行交易性質，董事認為獨立披露並無意義。

鑑於本集團業務性質，董事認為確定交易對手之身份以及該等交易因而是否與其他國有控制實體進行並不可行。

(IV) **其他**

根據若干投資協議(「保華投資協議」，據此，保華於南通港口投資45%股本權益)，南通國資及國投交通同意賠償於保華根據保華投資協議成為南通港口之45%股權持有人之前所產生之任何虧損或損失。

B. 可供分配儲備

於各結算日，南通港口並無可供分派予其股權持有人之儲備。

C. 結算日後事項

於二零零七年九月三十日後概無發生任何重大事項。

D. 結算日後財務報表

南通港口集團、南通港口或任何附屬公司概無就二零零七年九月三十日後之任何期間編製經審核財務報表。

此致

南通港口集團有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零七年十二月十七日

38. 資本承擔

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
有關收購物業、機械及設備之已訂但未於財務資料提撥之資本開支	263,713	11,812	15,303	19,495	263,713	11,812	15,303	18,446

39. 退休福利計劃

於中國受僱之僱員均為中國政府管理之國家管理退休福利計劃成員。南通港口及其附屬公司須按其僱員薪金之若干百分比向該等退休福利計劃供款，為各項福利提供資金。南通港口集團對該等退休福利計劃之唯一責任為根據該等計劃作出規定供款。

40. 關連人士披露

(I) 關連人士交易

		南通港口集團				
		截至十二月三十一日止		九個月	九月三十日	
實體名稱	交易	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
		人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
				(未經審核)		
南通港口集團之聯營公司						
南通中燃	已購買	6,197	6,040	9,042	6,989	4,694
	已獲股息	458	1,392	812	–	–
南通港口集團之共同控制機構						
南通聯合	已獲收入	1,829	2,748	944	337	583
	已獲股息	1,155	495	100	100	–

(II) 關連人士結餘

除應收一名股權持有人之款項載於附註27外，南通集團與關連人士於各自之結算日概無重大償還結餘。

附註：

(a) 根據公司章程，南通港口須將除税後溢利之10%(根據中國會計準則釐定)轉入法定盈餘公積金，直至公積金餘額達至註冊資本之50%，且必須在向股東分派股息前，方可轉入該公積金。該公積金可用作彌補以前年度虧損、擴展現有營運或轉為額外資本。

(b) 該數額指與南通港口之股權持有人於二零零四年一月一日前出資之非資幣資產有關之金額。

(c) 於有關期間內，南通港口集團獲得一部份由南通集團代交通部收集之港建費及一部分其支付予南通市政府之土地使用權代價。退還款項之目的(其中包括)乃為增加政府有之南通港口資本。因此，該等政府退款全部計入該特別儲備賬目。於二零零五年，該特別儲備賬目人民幣76,644,000元已轉為注資。

36. 重大非現金交易

於截至二零零五年十二月三十一日止年度，人民幣169,168,000元之注資乃以非現金形式作出，詳情載於附註34。

37. 經營租約

南通港口集團作為承租人

於有關期間根據經營租約已付之最低租約款項：

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元 (未經審核)	人民幣千元
物業、機械及設備	8,429	11,959	17,380	10,039	21,316

於各結算日，南通港口集團及南通港口在不可撤銷之經營租約方面尚有未來最低租約款項承擔。此等承擔之支付期如下：

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
一年內	724	2,169	2,239	478	724	2,169	2,046	426
第二至第五年 (首尾兩年包括在內)	483	237	116	80	483	237	–	–
	1,207	2,406	2,355	558	1,207	2,406	2,046	426

經營租約款項指南通港口集團及南通港口就若干港口設備應付之租金。所磋商之平均租賃期為一年，租金固定。

34. 繳足股本

投資者根據南通港口組織章程大綱及細則作出之資本出資如下：

	南通港口			
	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
保華	–	156,075	434,702	434,702
南通國資	281,016	412,268	412,268	412,268
國投交通	81,118	119,034	119,034	119,034
合計	362,134	687,377	966,004	966,004

截至二零零五年十二月三十一日止年度，南通國資及國投交通透過自特別儲備中撥資人民幣76,644,000元及以土地使用權形式注入實物資本人民幣92,524,000元，分別新增人民幣169,168,000元至其各自之資本。

於二零零五年十一月一日，保華與南通港口該兩名原投資者訂立一份協議，注入新資本人民幣434,702,000元，以取得南通港口45%之股權。於二零零五年十二月三十日、二零零六年七月三十一日及二零零六年九月二十五日，保華分別向南通港口注資人民幣156,075,000元、人民幣201,076,000元及人民幣77,551,000元。

35. 儲備

南通港口之儲備變動如下：

	法定盈餘公積金	資本儲備	特別儲備	累計虧損	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
	(附註a)	(附註b)	(附註c)		
於二零零四年一月一日	11,529	67,417	101,816	(171,972)	8,790
年度虧損	–	–	–	(11,848)	(11,848)
年內退款	–	–	31,677	–	31,677
彌補以前年度虧損之轉撥	(11,529)	–	–	11,529	–
於二零零四年十二月三十一日	–	67,417	133,493	(172,291)	28,619
年度虧損	–	–	–	(377,157)	(377,157)
年內退款	–	–	150,976	–	150,976
實收資本轉撥	–	–	(76,644)	–	(76,644)
於二零零五年十二月三十一日	–	67,417	207,825	(549,448)	(274,206)
年度溢利	–	–	–	53,708	53,708
年內退款	–	–	18,710	–	18,710
於二零零六年十二月三十一日	–	67,417	226,535	(495,740)	(201,788)
期間溢利	–	–	–	64,706	64,706
期內退款	–	–	10,990	–	10,990
於二零零七年九月三十日	–	67,417	237,525	(431,034)	(126,092)

32. 借款

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行貸款	410,350	523,020	582,700	598,000	405,400	523,020	582,700	593,000
其他貸款	116,290	123,761	–	–	116,290	123,761	–	–
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,000
有抵押	64,000	401,081	463,200	528,000	64,000	401,081	463,200	528,000
無抵押	462,640	245,700	119,500	70,000	457,690	245,700	119,500	65,500
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,500
應付賬面值：								
於要求時或一年內	290,650	264,081	135,000	212,000	285,700	264,081	135,000	207,500
一年以上但不超過兩年	158,290	83,000	95,000	12,000	158,290	83,000	95,000	12,000
兩年以上但不超過五年	77,700	169,700	182,700	234,000	77,700	169,700	182,700	234,000
五年以上	–	130,000	170,000	140,000	–	130,000	170,000	140,000
	526,640	646,781	582,700	598,000	521,690	646,781	582,700	593,500
減：列入流動負債之一年內到期之款項	(290,650)	(264,081)	(135,000)	(212,000)	(285,700)	(264,081)	(135,000)	(207,500)
	235,990	382,700	447,700	386,000	235,990	382,700	447,700	386,000

借款以人民幣列值。截至二零零四年、二零零五年及二零零六年十二月三十一日止年度及截至二零零七年九月三十日止九個月之利率分別為5.98%、5.67%、6.48%及6.73%。

其他貸款指須於二零零六年十二月前償還之借款，按年利率6.5厘至8厘計息。

33. 撥備

該金額指就對寶鋼石油作出擔保計提之撥備，詳情載於附註11。該金額預期於二零零八年清償。

31. **應付貿易賬款及其他應付款項**

於各結算日，南通港口集團及南通港口應付貿易賬款之賬齡分析如下：

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款：								
少於2個月	21,976	5,584	6,121	6,142	22,690	5,512	6,122	4,949
2至3個月	2,671	2,047	288	64	2,645	229	288	64
3個月至1年	18,374	154,422	310	137	12,587	150,248	161	137
1至2年	1,919	784	553	438	1,763	364	193	232
2至3年	–	195	462	270	–	34	43	89
3年以上	1,691	1,684	1,733	2,088	1	1	–	43
	46,631	164,716	9,467	9,139	39,686	156,388	6,807	5,514
其他應付款項：								
應計款項	62,758	69,679	98,398	75,282	62,445	70,114	88,450	63,785
應付建築成本	111,605	332,802	160,700	41,906	111,605	332,802	160,700	41,906
應付港口建造費用	113,395	120,665	135,988	111,811	113,395	103,470	118,031	103,514
補充員工福利(附註)	–	219,295	217,191	217,191	–	219,295	217,191	217,191
其他	139,770	72,369	64,410	70,016	133,863	64,845	69,527	65,018
	427,528	814,810	676,687	516,206	421,308	790,526	653,899	491,414
	474,159	979,526	686,154	525,345	460,994	946,914	660,706	496,928

附註：

該金額指就營運重組而產生之補充員工福利應付款項，詳情載於附註10。

29. **抵押銀行結存**

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
銀行存款	11,690	100,000	–	–	11,690	100,000	–	–

於結算日，該款項指為擔保授予南通港口集團之若干銀行信貸而以人民幣抵押之銀行存款，截至二零零四年及二零零五年十二月三十一日止年度之 平均年利率為1.71厘，還款期限為九個月。

30. **現金及與現金等值項目**

現金及與現金等值項目包括南通港口集團及南通港口持有之銀行結存及現金，以及存於銀行及財務機構以現行市場利率計息之短期存款。所有存款之原到期日為三個月或之內。

於二零零四年、二零零五年、二零零六年十二月三十一日及二零零七年九月三十日，在中國持有之銀行結存及現金分別為零、人民幣156,075,000元、零及零，均以港元計值。

於二零零四年、二零零五年、二零零六年十二月三十一日及二零零七年九月三十日，銀行存款分別按介乎每年0.72%至1.71%、0.72%至1.71%、0.72%至0.72%及0.72%至0.81%之固定利率計息。

於釐定應收貿易賬款可收回性時，南通港口集團會考慮應收貿易賬款信貸素質於信貸首次授出日期至各結算日之任何變動。屬於客戶的限額及配額乃經每月審查。信貸風險集中僅適限於龐大及無關之客戶基礎。於各結算日，概無客戶佔有多於5%應收貿易賬款及其他應收款項結餘總額。因此，南通港口董事相信毋須作出信貸撥備。

呆賬撥備變動

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
年初結餘	241	2,715	14,675	14,953	241	2,715	8,433	8,166
應收款項已確認之減值虧損(撥回)	2,537	13,891	466	262	2,515	6,850	(83)	196
撇銷不能收回之款項	(63)	(1,931)	(188)	(829)	(41)	(1,132)	(184)	(767)
已撥回減值虧損	–	–	–	–	–	–	–	–
年末結餘	2,715	14,675	14,953	14,386	2,715	8,433	8,166	7,595

於二零零四年、二零零五年及二零零六年十二月三十一日及二零零七年九月三十日，南通港口集團及南通港口之結餘分別為人民幣850,000元、零、人民幣828,000元及人民幣995,000元，以及人民幣1,303,000元、零、人民幣78,000及人民幣995,000元之已減值應收貿易賬款及其他應收款項分別計入呆賬撥備，該等款項或不能收回。已確認減值指該等應收貿易賬款及其他應收款項之賬面值與預期可收回款項現值之差額。南通港口集團並未持有該等結餘之任何抵押。

已減值應收貿易賬款及其他應收款項之賬齡分析如下

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
超過三年之已減值應收貿易賬款及其他應收款項	850	–	828	995	1,303	–	78	995

27. 應收一名股權持有人之款項

於二零零七年九月二十五日，南通港口集團與南通國資訂立一份貸款協議(「貸款協議」)，據此，南通港口集團借予南通國資人民幣20,000,000元，該款項按年利率6.57厘計息，須於一年內償還，及以南通國資應佔南通港口宣派之股息作抵押。

28. 持作買賣投資

南通港口集團及南通港口於二零零五年十二月三十一日之持作買賣投資指於中國上市之開放式共同基金之投資。持作買賣投資於二零零六年售出。

26. **應收貿易賬款及其他應收款項**

南通港口集團及南通港口一般給予貿易客戶平均60至90日賒賬期。

於各結算日，南通港口集團及南通港口應收貿易賬款之賬齡分析如下：

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應收貿易賬款：								
不超過2個月	26,164	78,258	104,082	111,098	26,123	71,613	97,493	94,757
2至3個月	24,566	17,424	9,918	26,833	28,613	21,114	8,499	23,637
3個月至1年	54,038	25,362	23,853	35,187	44,611	5,678	18,434	31,429
1至2年	5,245	1,771	14,733	1,978	4,335	1,312	1,595	869
2至3年	1,888	2,491	1,030	4,422	1,400	760	1,030	89
超過3年	850	–	828	995	1,303	–	78	995
	112,751	125,306	154,444	180,513	106,385	100,477	127,129	151,776
其他應收款項：								
給予員工之墊款	2,114	2,165	1,805	2,021	2,114	605	765	665
預付款項	1,161	527	866	1,412	1,087	366	801	1,209
其他	31,302	12,588	12,201	2,168	21,539	14,553	9,883	1,891
	34,577	15,280	14,872	5,601	24,740	15,524	11,449	3,765
合計	147,328	140,586	169,316	186,114	131,125	116,001	138,578	155,541

已到期但未減值之賬齡

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應收貿易賬款：								
3個月至1年	54,038	25,362	23,853	35,187	44,611	5,678	18,434	31,429
1至2年	5,245	1,771	14,733	1,978	4,335	1,312	1,595	869
2至3年	1,888	2,491	1,030	4,422	1,400	760	1,030	89
超過3年	850	–	828	995	1,303	–	78	995
合計	62,021	29,624	40,444	42,582	51,649	7,750	21,137	33,382

上述賬齡分析指於結算日全部到期之應收貿易賬款。由於信貸質量並無重大變動，且依舊認為金額可被收回，故並未就減值虧損作出撥備，而就南通港口而言，分別為人民幣51,849,000元、人民幣7,750,000元、人民幣21,137,000元及人民幣33,382,000元。南通港口集團及南通港口並無就該等結餘持有任何抵押品。

24. 遞延稅項資產

以下為南通港口集團及南通港口於本年度及過往年度／期間確認之遞延稅項資產及其變動：

	南通港口集團				南通港口
	應收貿易賬款及其他應收款項之減值虧損 人民幣千元	應計僱員住房津貼 人民幣千元	其他 人民幣千元	合計 人民幣千元	應計僱員住房津貼 人民幣千元
於二零零四年一月一日及二零零四年十二月三十一日	–	–	–	–	–
撥入年度收益表	1,869	776	33	2,678	776
於二零零五年十二月三十一日及二零零六年一月一日	1,869	776	33	2,678	776
撥入年度收益表	19	–	436	455	–
於二零零六年十二月三十一日及二零零七年一月一日	1,888	776	469	3,133	776
撥入期間收益表	88	–	4	92	–
於二零零七年九月三十日	1,976	776	473	3,225	776

25. 存貨

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
備用部件	5,666	5,157	6,186	6,666	5,666	3,460	4,268	4,781

22. **共同控制機構權益**

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
非上市投資成本	750	750	750	750	750	750	750	750
攤佔收購後溢利，扣除已收股息	1,023	729	199	199	–	–	–	–
	1,773	1,479	949	949	750	750	750	750

於二零零四年、二零零五年及二零零六年十二月三十一日及二零零七年九月三十日，南通港口集團於下列共同控制機構擁有權益：

實體名稱	成立國家及日期	主要業務	持有權益
			%
南通聯合國際船舶代理有限公司（「南通聯合」）	中國二零零一年九月二十三日	提供貨運代理服務	50

23. **可供出售投資**

	南通港口集團及南通港口			
	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
中國之非上市股本投資－按成本	48,804	45,305	41,896	26,193

可供出售投資指於中國非上市股本證券之投資，為南通港口集團帶來股息收入回報之機會。由於該等投資並無活躍市場之市價報價，而合理公平價值估計之範圍非常重要，南通港口之董事認為其公平價值未能可靠計算。

於各結算日，南通港口集團於南通天生港港務有限公司（「南通天生」）之49%股權投資（於結算日之賬面值為人民幣15,180,000元）納入可供出售投資結餘。南通天生於二零零四年二月二十六日在中國成立，主要從事提供港口物流服務之業務。南通港口從此項投資僅收取固定回報，董事認為，誠如投資合約所述，南通港口集團對南通天生之財務及營運並無重大影響。因此，於有關期間概無採納權益會計法將南通天生之業績入賬。

20. **附屬公司投資／應收附屬公司款項**

附屬公司投資

	南通港口			
	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
非上市投資，按成本	21,830	22,476	23,861	23,861

應收附屬公司款項

	南通港口			
	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應收附屬公司款項	770	77,869	88,027	72,810

南通港口應收附屬公司款項為無抵押、免息及於一年內收回。

21. **聯營公司權益**

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
投資聯營公司之成本 －非上市	1,442	3,092	3,092	8,342	1,442	3,092	3,092	8,342
攤佔收購後溢利，扣除 已收股息	567	510	959	1,615	–	–	–	–
	2,009	3,602	4,051	9,957	1,442	3,092	3,092	8,342

於二零零四年、二零零五年及二零零六年十二月三十一日及二零零七年九月三十日，南通港口集團於下列主要聯營公司擁有權益：

實體名稱	成立國家及日期	持有權益	主要業務
		%	
南通中燃船舶燃料有限公司（「南通中燃」）	中國 一九九一年八月二十六日	25 （二零零四年：34） （附註1）	銷售煤、柴油及汽油
南通全順報關行（「南通全順」）	中國 一九九五年一月一日	40	提供報關服務

附註：

於二零零五年，南通中燃增加其註冊資本而南通港口並無按增加之比例作出其規定之資本出資，因此，南通港口於南通中燃之權益由二零零四年之34%攤薄至二零零五年之25%。

經考慮物業、機械及設備各自之使用年期，分別採用下列年期為折舊年期：

樓宇	10至40年或土地相關租賃期之較短者
港口設施	10至45年或土地相關租賃期之較短者
港口設備	5至18年
傢具、裝置及電子設備	5年
輪船及汽車	5年
其他機械及設備	10至20年

南通港口集團及南通港口已抵押若干港口設備作為南通港口集團及南通港口銀行借款之抵押，有關設備於二零零四年、二零零五年、二零零六年十二月三十一日及二零零七年九月三十日之賬面值約為人民幣14,000,000元、人民幣86,000,000元、零及人民幣240,000,000元。

18. **預付租賃款項**

	南通港口集團及南通港口			
	於十二月三十一日		於九月三十日	
	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
非流動部分	150,812	351,768	360,423	354,678
流動部分	3,083	7,807	7,807	7,807
	153,895	359,575	368,230	362,485

賬面值指中國中期土地使用權之預付款項。土地使用權按直線法於土地使用權證列明之租賃期歸屬。

南通港口集團及南通港口已抵押租賃土地使用權作為南通港口集團銀行借款之抵押，有關土地使用權於二零零四年、二零零五年、二零零六年十二月三十一日及二零零七年九月三十日之賬面值分別約為人民幣26,000,000元、人民幣86,000,000元、人民幣236,000,000元及人民幣232,000,000元。

19. **無形資產**

無形資產指為港口營運購買可用年限為五年之軟件。

	南通港口集團及南通港口 軟件 人民幣千元
成本	
於二零零四年一月一日，二零零四年、二零零五年及二零零六年十二月三十一日	–
添置	2,554
於二零零七年九月三十日	2,554
攤銷	
於二零零四年一月一日、二零零四年、二零零五年及二零零六年十二月三十一日	–
期內開支	85
於二零零七年九月三十日	85
賬面值	
於二零零四年一月一日、二零零四年、二零零五年及二零零六年十二月三十一日	–
於二零零七年九月三十日	2,469

南通港口	樓宇	港口設施	港口設備	傢具、裝置及電子設備	汽車	其他機械及設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本								
於二零零四年一月一日	47,311	527,443	233,458	30,244	59,748	2,315	398,500	1,299,019
添置	2,125	–	–	24,281	231	1,141	46,849	77,627
轉讓	17,691	43,393	66,484	–	25,353	–	(152,921)	–
出售／撇銷	(15,557)	(19,559)	(16,410)	(25,976)	(8,417)	(270)	–	(86,189)
於二零零四年十二月三十一日	51,570	551,277	283,532	31,549	76,915	3,186	292,428	1,290,457
添置	24	152	–	–	27	–	463,301	463,504
轉讓	3,267	17,067	24,524	–	1,391	–	(46,249)	–
轉讓予附屬公司	–	(75,947)	(3,070)	(3,350)	(2,018)	–	–	(84,385)
出售／撇銷	(579)	(895)	(46,044)	(2,013)	(3,105)	–	–	(52,636)
於二零零五年十二月三十一日	54,282	491,654	258,942	26,186	73,210	3,186	709,480	1,616,940
添置	–	–	–	2,743	1,751	–	194,083	198,577
轉讓	–	57,768	47,827	–	93	(432)	(105,256)	–
出售	(2,898)	(4,700)	(1,560)	(1,962)	(838)	–	–	(11,958)
於二零零六年十二月三十一日	51,384	544,722	305,209	26,967	74,216	2,754	798,307	1,803,559
添置	–	–	–	11,953	–	303	13,945	26,201
轉讓	–	474,046	298,704	–	26,182	–	(798,932)	–
出售	(1,684)	(670)	(1,035)	(1,411)	–	–	–	(4,800)
於二零零七年九月三十日	49,700	1,018,098	602,878	37,509	100,398	3,057	13,320	1,824,960
折舊								
於二零零四年一月一日	15,634	102,810	108,450	10,952	26,915	851	–	265,612
年內計提	3,928	25,311	19,341	8,603	10,366	78	–	67,627
出售後對銷	(1,601)	(6,733)	(6,474)	(6,915)	(4,637)	(139)	–	(26,499)
於二零零四年十二月三十一日	17,961	121,388	121,317	12,640	32,644	790	–	306,740
年內計提	1,187	14,743	18,125	4,291	5,858	100	–	44,304
轉讓予附屬公司	–	(24,366)	(23,322)	(1,595)	(1,392)	–	–	(50,675)
出售／撇銷後對銷	(280)	(521)	(510)	(323)	(2,790)	–	–	(4,424)
於二零零五年十二月三十一日	18,868	111,244	115,610	15,013	34,320	890	–	295,945
年內計提	1,658	11,581	14,069	(23)	5,226	47	–	32,558
出售／撇銷後對銷	(79)	(1,515)	(1,042)	(1,764)	(536)	–	–	(4,936)
於二零零六年十二月三十一日	20,447	121,310	128,637	13,226	39,010	937	–	323,567
期內計提	384	19,664	28,777	2,654	2,928	122	–	54,529
出售後對銷	(1,120)	(486)	(430)	(1,151)	–	–	–	(3,187)
於二零零七年九月三十日	19,711	140,488	156,984	14,729	41,938	1,059	–	374,909
賬面值								
於二零零四年十二月三十一日	33,609	429,889	162,215	18,909	44,271	2,396	292,428	983,717
於二零零五年十二月三十一日	35,414	380,410	143,332	11,173	38,890	2,296	709,480	1,320,995
於二零零六年十二月三十一日	30,937	423,412	176,572	13,741	35,206	1,817	798,307	1,479,992
於二零零七年九月三十日	29,989	877,610	445,894	22,780	58,460	1,998	13,320	1,450,051

17. 物業、機械及設備

南通港口集團	樓宇 人民幣千元	港口設施 人民幣千元	港口設備 人民幣千元	傢具、裝置及電子設備 人民幣千元	汽車 人民幣千元	其他機械及設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
成本								
於二零零四年一月一日	49,537	527,443	233,512	30,558	63,099	22,760	398,500	1,325,409
添置	2,125	–	–	27,325	1,177	1,141	46,848	78,616
轉讓	17,691	43,393	66,484	–	25,353	–	(152,921)	–
出售／撤銷	(15,557)	(19,559)	(16,410)	(25,976)	(8,416)	(270)	–	(86,188)
於二零零四年十二月三十一日	53,796	551,277	283,586	31,907	81,213	23,631	292,427	1,317,837
添置	24	152	–	–	150	–	464,987	465,313
轉讓	3,267	17,067	26,210	–	1,391	–	(47,935)	–
出售／撤銷	(578)	(895)	(3,070)	(2,004)	(3,911)	(6,015)	–	(16,473)
於二零零五年十二月三十一日	56,509	567,601	306,726	29,903	78,843	17,616	709,479	1,766,677
添置	–	–	1,747	2,803	1,751	–	191,665	197,966
轉讓	–	55,354	47,827	–	92	(435)	(102,838)	–
出售	(2,898)	(4,700)	(3,760)	(1,807)	(848)	–	–	(14,013)
於二零零六年十二月三十一日	53,611	618,255	352,540	30,899	79,838	17,181	798,306	1,950,630
添置	–	–	–	12,175	85	312	14,842	27,414
轉讓	–	474,304	298,420	–	26,182	–	(798,906)	–
出售	(1,366)	(895)	(1,277)	(1,710)	–	–	–	(5,248)
於二零零七年九月三十日	52,245	1,091,664	649,683	41,364	106,105	17,493	14,242	1,972,796
折舊								
於二零零四年一月一日	16,561	105,628	109,917	10,980	32,367	7,442	–	282,895
年內計提	4,041	22,493	17,875	8,745	6,759	1,921	–	61,834
出售後對銷／撤銷	(1,601)	(6,733)	(6,475)	(6,915)	(4,637)	(139)	–	(26,500)
於二零零四年十二月三十一日	19,001	121,388	121,317	12,810	34,489	9,224	–	318,229
年內計提	1,288	17,467	20,033	4,483	6,306	1,930	–	51,507
出售後對銷／撤銷	(280)	(773)	(515)	(347)	(3,584)	(5,238)	–	(10,737)
於二零零五年十二月三十一日	20,009	138,082	140,835	16,946	37,211	5,916	–	358,999
年內計提	1,758	14,659	16,934	169	5,414	1,433	–	40,367
出售後對銷	(79)	(1,515)	(3,242)	(1,688)	(813)	–	–	(7,337)
於二零零六年十二月三十一日	21,688	151,226	154,527	15,427	41,812	7,349	–	392,029
期內計提	460	21,343	30,738	2,492	3,117	1,138	–	59,288
出售後對銷	(1,120)	(486)	(431)	(1,152)	–	–	–	(3,189)
於二零零七年九月三十日	21,028	172,083	184,834	16,767	44,929	8,487	–	448,128
賬面值								
於二零零四年十二月三十一日	34,795	429,889	162,269	19,097	46,724	14,407	292,427	999,608
於二零零五年十二月三十一日	36,500	429,519	165,891	12,957	41,632	11,700	709,479	1,407,678
於二零零六年十二月三十一日	31,923	467,029	198,013	15,472	38,026	9,832	798,306	1,558,601
於二零零七年九月三十日	31,217	919,581	464,849	24,597	61,176	9,006	14,242	1,524,668

14. 年度／期間(虧損)溢利

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
年度／期間(虧損)溢利已扣除(計入)：					
薪酬及其他福利	149,741	181,428	169,566	116,671	133,863
退休福利計劃供款	12,906	16,292	19,602	12,520	17,100
員工成本總額(包括董事酬金)	162,647	197,720	189,168	129,191	150,963
無形資產攤銷	–	–	–	–	85
物業、機械及設備之折舊	61,834	51,507	40,367	31,265	59,288
出售物業、機械及設備之虧損(收益)	13,604	(3,273)	(170)	(902)	(197)
可供出售投資之減值虧損	8,249	746	3,464	–	–
出售可供出售投資之虧損	1,074	–	–	–	–
預付租賃款項歸屬	–	2,627	3,664	3,354	6,440
應收貿易賬款及其他應收款項減值虧損	2,537	13,891	466	349	262
物業、機械及設備撇銷產生之虧損	33,548	7,561	–	–	–
貿易及其他應收款項撇銷產生之虧損	65,981	4,523	–	–	–

15. 董事酬金

於有關期間已付南通港口董事之酬金如下：

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
董事－					
－薪酬及其他津貼	–	–	85	–	–

16. 股息

於有關期間，南通港口概無派付或宣派任何股息。

有關期間之稅收支出與綜合收益表所列除稅前溢利(虧損)之對賬如下：

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
除稅前溢利(虧損)	73,854	(356,318)	54,285	40,809	66,585
按適用所得稅率33%計算之稅項	24,372	(117,585)	17,914	13,467	21,973
在稅務方面不可扣減開支之稅務影響(*附註*)	67,198	149,874	976	928	544
在稅務方面毋須課稅收入之稅務影響	(1,763)	(2,085)	(1,837)	(186)	(358)
可扣除暫時差額之稅務影響	–	(2,678)	(455)	(455)	(92)
購買若干物業、機械及設備之稅務優惠之影響	(4,108)	–	–	–	–
免稅之稅務影響	–	–	(16,319)	(13,351)	(21,810)
年度／期內之稅收開支	85,699	27,526	279	403	257

附註： 就稅務之目的不可扣除之開支主要包括截至二零零四年十二月三十一日止年度撇銷之資產，以及截至二零零五年十二月三十一日重組費用及企業擔保損失之撥備。

12. 融資成本

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
利息：					
－須於五年內全數償還之借款	8,067	69,372	45,546	28,444	23,277
－須於五年後全數償還之借款	–	459	1,855	6,176	6,207
總借款成本	8,067	69,831	47,401	34,620	29,484
減資本化金額	–	(52,904)	(33,486)	(24,592)	–
	8,067	16,927	13,915	10,028	29,484

13. 稅項

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
稅收支出指：					
中國所得稅：					
－年度／期內開支	85,699	30,204	734	403	349
－遞延稅項(附註24)	–	(2,678)	(455)	–	(92)
	85,699	27,526	279	403	257

南通港口集團於有關期間之溢利既非產生自亦非來源於香港，故並未計提香港利得稅之準備。

南通港口於轉型為合資經營企業之前須按其應課稅收入之33%繳納中國所得稅。轉型後，根據江蘇省國家稅務局文件頒佈之批准文件，南通港口可獲豁免中國所得稅，年期自其首個盈利年度(即二零零六年)起計五年，隨後五年減稅50%(「稅務優惠期」)。

南通港口之所有附屬公司須繳納中國所得稅，按應課稅收入33%之現行稅率計算。

於二零零七年三月十六日，中國通過中國主席令第63號頒佈中國企業所得稅(「新法」)，該法將從二零零八年一月一日起生效。南通港口及其附屬公司將根據新法計算及支付企業所得稅。南通港口董事認為，南通港口仍享有新法下之稅務優惠期。然而，適用稅率仍未確定。

9. **其他收入**

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
出售可供出售投資之收益	–	378	–	–	4,221
租金收入	2,577	2,950	3,902	3,691	4,485
利息收入	845	1,802	2,402	1,867	879
可供出售投資之股息收入	4,070	4,783	4,302	–	428
其他	7,713	5,304	4,783	2,193	2,916
	15,205	15,217	15,389	7,751	12,929

10. **業務重組之收益(虧損)**

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
豁免債	175,805	–	–	–	–
補充員工福利	–	(219,295)	–	–	–

於二零零六年預計及籌備對南通港口進行新股本投資時，南通港口集團於二零零六年之前已進行若干重組，包括(其中包括)獲豁免償還南通港口集團欠付銀行之債務及利息、於二零零四年確認人民幣175,805,000元之收益。

於二零零五年，為準備南通港口於股權投資者之變動，業務重組經已安排並於二零零五年宣佈。南通港口集團有責任就若干員工過往之服務對彼等作出補償。因此，人民幣219,295,000元之金額於二零零五年計入損益賬。業務重組已於二零零六年完成。

11. **向已清盤實體提供擔保之虧損**

於二零零五年，南通港口就與南通港口集團並無關連之第三方寶港油脂發展有限公司(「寶港油脂」)獲得銀行貸款而向若干銀行提供公司擔保，而寶港油脂隨後宣佈破產。銀行控告寶港油脂及其擔保人，以追回向其借出之款項。根據所獲提供之資料，南通港口及南通港口集團可能承擔之最佳估計損失為約人民幣149,000,000元，該款項已於南通港口集團截至二零零五年十二月三十一日止年度之財務報表中撥備。

c. **資本風險管理**

南通港口集團及南通港口管理其資本，以確保南通港口集團及南通港口內各實體將能夠以持續經營方式營運，同時亦透過達致債務與股本之間最佳之平衡而為股東爭取最大回報。

南通港口集團及南通港口之資本架構包括債務(其包括借款及包括繳足股本、儲備及累計虧損之南通港口集團及南通港口實體之股權持有人應佔權益)。

南通港口董事不時審閱資本架構。作為是次審閱之一部分，董事考慮資本成本及相關風險。根據董事之推薦意見，南通港口集團及南通港口將透過新債務平衡其整體之資本架構。

d. **主要會計政策**

就各類金融資產及金融負債所採納之主要會計政策及採納之方法之詳情(包括確認標準、估值基準及確認收入與開支之基準)於附錄4披露。

7. **分部資料**

南通港口集團之主要業務如下：

水泥／礦物港口及物流服務(非集裝箱港口及物流服務)	裝卸、儲存及運輸水泥及礦物；
集裝箱港口及物流服務	裝卸集裝箱及各類集裝箱物流服務；
港口增值及其他服務	理貨、船舶航行、拖船、資訊科技及其他服務。

提供港口服務乃南通港口集團於整個有關期間之唯一業務分部。南通港口集團於有關期間之所有資產、業務及客戶均位於中國，故並未單獨呈列業務或地區分部之資料。

8. **收入**

營業額指於有關期間自港口相關服務之已收及應收款項之金額。

市場風險

外匯風險及敏感度

南通港口集團及南通港口保證若干交易以港元外幣為主。匯率波動風險因此產生。

下文詳細載列南通港口集團及南通港口就人民幣兑港元匯率上升及下降10%之敏感度。敏感度分析僅包括以外幣列值之未償還貨幣項目及於年／期末以外幣匯率10%之變動進行換算調整。敏感度分析包括銀行結存。倘人民幣兑相關外幣匯率增加(減少)10%,南通港口集團及南通港口截至二零零五年十二月三十一日止年度之虧損將增加(減少)人民幣15,608,000元。

利率風險

由於銀行存款及若干淨息銀行借款之現行市場利率波動,南通港口集團及南通港口面臨現金流量利率風險。南通港口集團及南通港口之公平價值利率風險主要與彼等之定息銀行存款及銀行借款有關。南通港口集團及南通港口並無使用任何衍生工具合約對沖其利率風險。南通港口集團及南通港口並無制訂政策管理利率風險。

利率敏感度

於各結算日,倘利率上升／下降10%而所有其他變量維持不變,於截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止年度以及截至二零零七年九月三十日止九個月,南通港口集團及南通港口之溢利將分別減少／增加約人民幣722,000元、人民幣零元、人民幣1,152,000元及人民幣2,860,000元,而南通港口之純利將分別減少／增加約人民幣671,000元、人民幣1,478,000元、人民幣1,114,000元及人民幣2,840,000元。

於二零零五年十二月三十一日,倘利率上升／下降10%,而所有其他變數維持不變,南通港口集團截至二零零五年十二月三十一日止年度之虧損將增加約人民幣1,513,000元。

價格風險管理

南通港口集團及南通港口面臨股本證券價格風險。該風險因南通港口集團於二零零六年不再持有該等資產而減輕。

南通港口集團及南通港口面臨市場風險之程度或其管理及計算有關風險之方法概無變動。

b. **公平價值**

金融資產及金融負債之公平價值按以下方式釐定:

- 具備標準條款及條件並於高流動性市場交易之金融資產,其公平價值根據市場所報買入價釐定;及

- 其他金融資產及金融負債之公平價值乃根據使用可觀察目前市場交易價格或利率作貼現現金流量分析之公認定價模式而釐定。

南通港口董事認為,財務資料中按攤銷成本列賬之金融資產及金融負債之賬面值與彼等於各結算日之公平價值相若。

於二零零五年十二月三十一日

	加權平均有效利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	三年以上	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	156,388	–	–	–	156,388
其他應付款項	–	–	–	720,412	–	–	–	720,412
浮息銀行借貸	6.54	42,591	25,956	107,462	105,007	51,804	305,877	638,697
定息銀行借貸	8.00	–	–	116,290	–	–	–	116,290
合計		42,591	25,956	1,100,552	105,007	51,804	305,877	1,631,787

於二零零六年十二月三十一日

	加權平均有效利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	三年以上	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	6,807	–	–	–	6,807
其他應付款項	–	–	–	565,449	–	–	–	565,449
浮息銀行借款	6.48	8,833	22,903	134,678	122,148	50,020	368,637	707,219
合計		8,833	22,903	706,934	122,148	50,020	368,637	1,279,475

於二零零七年九月三十日

	加權平均有效利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	三年以上	合計
	%	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元
應付貿易賬款	–	–	–	5,514	–	–	–	5,514
其他應付款項	–	–	–	427,629	–	–	–	427,629
浮息銀行借款	6.66	6,507	3,253	232,008	36,536	35,786	451,248	765,338
合計		6,507	3,253	665,151	36,536	35,786	451,248	1,198,481

於二零零六年十二月三十一日

	加權平均實際利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	超過三年	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	9,467	–	–	–	9,467
其他應付款項	–	–	–	578,469	–	–	–	578,469
浮息借款	6.48	8,833	22,903	134,678	122,148	50,020	368,637	707,219
合計		8,833	22,903	722,614	122,148	50,020	368,637	1,295,155

於二零零七年九月三十日

	加權平均實際利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	超過三年	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	9,139	–	–	–	9,139
其他應付款項	–	–	–	440,924	–	–	–	440,924
浮息借款	6.66	6,507	3,253	236,508	36,536	35,786	451,248	769,838
合計		6,507	3,253	686,571	36,536	35,786	451,248	1,219,901

南通港口

於二零零四年十二月三十一日

	加權平均實際利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	三年以上	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	39,686	–	–	–	39,686
其他應付款項	–	–	–	358,863	–	–	–	358,863
浮息借款	6.54	55,688	9,062	238,974	46,940	31,387	51,738	433,789
定息借款	8.00	–	–	–	116,290	–	–	116,290
合計		55,688	9,062	637,523	163,230	31,387	51,738	948,628

流動資金風險

南通港口集團及南通港口於各結算日均有流動負債淨額。南通港口集團及南通港口面臨無法於需要時籌集足夠資金以履行其財務責任之流動資金風險。

自彼等之新投資者於二零零五年注入新資金後，南通港口集團及南通港口之財政狀況自二零零六年一月一日以來已獲改善。經考慮彼等可得之銀行信貸經擴大資金基礎及來自其權益投資者之支援，南通港口之董事認為南通港口集團及南通港口將有能力於財務責任產生時全數支付並於可預測之未來繼續彼等之業務。

流動資金及利率風險表

下表詳述南通港口集團及南通港口於二零零四年十二月三十一日、二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年九月三十日之金融負債剩餘合約到期日。該等表格乃根據於可要求南通港口集團及南通港口作出支付之最早日期之金融負債之未貼現現金流量編製，包括利息及主要現金流量。

南通港口集團

於二零零四年十二月三十一日

	加權平均實際利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	超過三年	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	46,631	–	–	–	46,631
其他應付款項	–	–	–	364,770	–	–	–	364,770
浮息借款	6.54	55,688	9,062	243,924	46,940	31,387	51,738	438,739
定息借款	8.00	–	–	–	116,290	–	–	116,290
合計		55,688	9,062	655,325	163,230	31,387	51,738	966,430

於二零零五年十二月三十一日

	加權平均實際利率	少於兩個月	二至三個月	三至十二個月	一至二年	二至三年	超過三年	合計
	%	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
應付貿易賬款	–	–	–	164,716	–	–	–	164,716
其他應付款項	–	–	–	745,131	–	–	–	745,131
浮息借款	6.54	42,591	25,956	107,462	105,007	51,804	305,877	638,697
定息借款	8.00	–	–	116,290	–	–	–	116,290
合計		42,591	25,956	1,133,599	105,007	51,804	305,877	1,664,834

6. 金融工具

6a. 金融風險管理目標及政策

南通港口集團及南通港口之主要金融工具包括銀行結存及現金、應收貿易賬款及其他應收款項、可供出售投資、持作買賣投資、應付貿易賬款及其他應付款項以及借款。有關該等金融工具之詳情披露於相關附註。上述金融工具所附帶之風險及減輕此等風險之政策載列如下。管理層管理及監控該等風險，以確保及時及有效地實行適當之措施。

有關金融資產及負債類別及其賬面值之詳情如下：

	南通港口集團				南通港口			
	於十二月三十一日			於九月三十日	於十二月三十一日			於九月三十日
	二零零四年	二零零五年	二零零六年	二零零七年	二零零四年	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
金融資產								
可供出售投資	48,804	45,305	41,896	26,193	45,875	45,305	41,896	26,193
貸款及應收款項	264,590	463,378	295,022	272,743	243,507	505,132	334,630	300,097
按公平價值計入損益賬之金融資產								
持作買賣投資	–	2,041	–	–	–	2,041	–	–
金融負債								
攤銷成本	938,041	1,556,628	1,170,456	1,048,063	920,239	1,523,581	1,154,956	1,026,643

信貸風險

倘交易對手未能於二零零四年、二零零五年及二零零六年十二月三十一日及二零零七年九月三十日就各類已確認金融資產履行其責任，則南通港口集團及南通港口須承擔之最大信貸風險為綜合資產負債表及南通港口資產負債表所呈列該等資產之賬面值。為盡量降低信貸風險，南通港口集團及南通港口之管理層已委派一小組專責釐定信貸限額、信貸審批及其他監管手續，確保就追回過期欠款採取跟進措施。另外，南通港口集團及南通港口會於各結算日覆核每項個別應收貿易賬款、其他應收賬款、應收一名股權持有人之款項及應收附屬公司款項之可收回款額，確保就不可收回之款項計提足夠之減值虧損撥備。就此而言，南通港口董事認為南通港口集團及南通港口之信貸風險已大幅降低。

儘管銀行結存集中於若干交易對手，但由於交易對手為具有高信貸評級之銀行，故流動資金之信貸風險有限。

其他一切借貸成本在產生之期間內於損益賬確認。

退休福利成本

定額供款退休福利計劃之供款在員工提供服務而享有該款額時確認為開支。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本年度／期間應課稅溢利計算。應課稅溢利與綜合收益表中所報溢利不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。南通港口集團之本期稅項負債乃按於各結算日前已頒布或實質頒布之稅率計算。

遞延稅項乃按財務資料中資產及負債賬面值及計算應課稅溢利相應稅基之差額確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用該等臨時差額扣稅之應課稅溢利時確認。若於一項交易中，因商譽或初始確認(業務合併除外)其他資產及負債而引致之臨時差額既不影響應課稅溢利，亦不影響會計溢利，則不會確認該等資產及負債。

惟倘南通港口集團有能力控制臨時差額之撥回及臨時差額將不可能於可預測未來撥回，遞延稅項負債確認為與於附屬公司、聯營公司之投資及合營企業權益相關之應課稅臨時差額。

遞延稅項資產之賬面值會於各結算日進行審閱，並在未來不可能有足夠之應課稅溢利令有關資產得以全部或部分收回時作調減。

遞延稅項乃按預期於負債清償或資產變現期間應用之稅率計算。遞延稅項於損益賬中扣除或計入損益賬。惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，則遞延稅項亦會於權益中處理。

5.　不確定估計之主要來源

於應用附註4所述南通港口集團之會計政策時，管理層須就未能從其他資料來源確定之資產及負債之賬面值作出判斷、估計及假設。估計及相關假設乃根據過往經驗及其他被視為有關之因素而作出。實際結果可能有別於該等估計。

估計及相關假設按持續基準審閱。會計估計之修訂於作出修訂當期(倘修訂僅影響當期)或當期及未來期間(倘修訂影響當期及未來期間)確認。

以下為於結算日有關未來之主要假設及其他不確定估計之主要來源，可能具有重大風險，導致下一個財政年度資產及負債之賬面值作出重大調整。

撥備

於截至二零零五年十二月三十一日止年度，南通港口向一名第三方提供擔保，其詳情載於附註11。變現該項企業擔保虧損之確實金額尚未確定。根據所獲提供之資料，南通港口可能承擔向一已清盤實體作出擔保之最佳估計虧損於截至二零零五年十二月三十一日止年度南通港口集團之財務報表計提撥備。

終止確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及南通港口集團及南通港口已將其於金融資產擁有權之所有絕大部分風險及回報轉移，則金融資產將被終止確認。於終止確認金融資產時，資產賬面值與已收及應收代價及已直接於權益確認之累計損益之總和之間差額，將於損益賬中確認。

至於金融負債，惟當於有關合約所訂明責任獲解除、取消或屆滿時才終止確認。終止確認金融負債之賬面值與已付及應付代價之間差額於損益賬確認。

撥備

南通港口集團及南通港口如因過去事件而產生現時債務，且南通港口集團及南通港口亦很可能須要清償該項債務，則會確認撥備。撥備乃按照結算日董事對清償債務所須開支之最佳估計而計量，倘若影響重大，則會貼現至現值。

租約

倘租約條款將所有權絕大部分風險及回報轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

南通港口集團作為出租人

經營租約之租金收入於有關租約年期按直線基準在綜合收益表確認。在磋商及安排經營租約時產生之初步直接成本計入租賃資產之賬面值，並於租約年期按直線基準確認為開支。

南通港口集團作為承租人

根據經營租約應付租金於有關租約年期按直線基準在損益賬扣除。作為訂立經營租約之獎勵之利益之已收及應收款項，確認為於租約年期按直線基準扣減租金開支。

外幣

編製集團旗下個別實體之財務報表時，以該實體之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該實體經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平價值入賬之以外幣列值之非貨幣項目，按釐定其公平價值當日之適用匯率重新換算。按歷史成本估量之以外幣列值非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生匯兌差額，於該等差額產生期間之損益賬內確認。重新換算按公平價值入賬之非貨幣項目所產生匯兌差額計入期內損益。

借貸成本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃計入該等資產之成本，直至該等資產大致上可供用作擬定用途或銷售為止。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自符合條件撥作資本之借貸成本中扣除。

金融資產

南通港口集團及南通港口之金融資產乃分類為「按公平價值誌入損益賬之金融資產」、「貸款及應收款項」及「可供出售之金融資產」三個類別之一。所有金融資產之日常買賣乃按交易日基準確認及終止確認。日常買賣指須於按市場規則或慣例所確立之時間內交付資產之金融資產買賣。就各類別金融資產所採納之會計政策載列於下文。

按公平價值誌入損益賬之金融資產

按公平價值誌入損益賬之金融資產指南通港口集團及南通港口之持作買賣投資。

於初始確認後之每個結算日，南通港口集團及南通港口之持作買賣投資以公平價值估量，其公平價值之變動於產生期間直接於損益賬內確認。

貸款及應收款項

貸款及應收款項為於活躍市場並無報價而附帶固定或可釐定付款之非衍生金融資產。於初始確認後之每個結算日，貸款及應收款項(包括應收貿易賬款及其他應收款項、應收一名股權持有人之款項及已抵押銀行結存及銀行存款及現金)採用實際利率法攤銷成本，並減任何已識別減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬確認，並按資產賬面值與按原實際利率貼現之估計未來現金流量現值之差額計算。倘資產可收回金額之增加能客觀地與確認減值後所發生之事件連繫，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

可供出售金融資產

可供出售金融資產為非衍生項目，無論是否指定或劃分為「按公平價值誌入損益賬之金融資產」、「貸款及應收款項」或「持有至到期投資」。

就可供出售股本投資而言，倘並無活躍市場之市價報價，而其公平價值未能可靠計算，則於初始確認後之每個結算日，可供出售股本投資按成本減任何已識別減值虧損計算。倘有客觀證據顯示資產出現減值，則減值虧損於損益賬確認，並按資產賬面值與按類似金融資產之現時市場回報率貼現之估計未來現金流量現值之差額計算。有關減值虧損將不會於以後期間撥回。

金融負債及股本權益

由集團實體發行之金融負債及權益工具按所訂立之合約安排性質，以及金融負債及權益工具之定義而分類。

權益工具為帶有南通港口集團及南通港口資產剩餘權益(經扣除其所有負債)之任何合約。

金融負債

金融負債(包括應付貿易賬款及其他應付款項以及銀行及其他借款)均隨後按實際利率法以攤銷成本計算。

於聯營公司之投資

聯營公司乃南通港口集團具有重大影響力，惟既非附屬公司亦非擁有權益合營企業之實體。重大影響力為參與被投資方財務及營運政策決策，惟不控制或共同控制該等政策。

聯營公司之業績及資產及負債均採用權益會計法計入該等財務資料。根據權益法，於聯營公司之投資乃按成本值減任何已確定減值虧損於綜合資產負債表列賬，並就南通港口集團應佔聯營公司資產淨值之收購後變動作出調整。倘南通港口集團應佔聯營公司虧損相等於或超過其於聯營公司之權益(包括實質上構成南通港口集團於聯營公司淨投資之任何長期權益)，則南通港口集團終止確認其應佔之進一步虧損。倘南通港口集團已產生須代表聯營公司支付款項之法定或推定責任，則就額外應佔虧損作出撥備及確認負債。

收購成本超出於收購當日確認之南通港口集團應佔聯營公司可識別資產、負債及或然負債之公平淨值之差額乃確認為商譽。商譽計入投資之賬面值，並作為投資之一部分進行減值評估。南通港口集團應佔可識別資產、負債及或然負債之公平淨值超出收購成本之差額於重估後隨即於損益賬中確認。

倘有集團實體與南通港口集團之聯營公司進行交易，則損益將以南通港口集團於相關聯營公司之權益為限進行對銷。

共同控制實體

共同控制實體指以合資安排另行成立之獨立實體，其合資方於該機構之經濟活動擁有共同控制權。

南通港口集團採用權益會計法確認其於共同控制機構之權益。根據權益法，於共同控制實體之投資乃按成本值減任何已確定減值虧損於綜合資產負債表列賬，並就南通港口集團應佔共同控制實體資產淨值之收購後變動作出調整。倘南通港口集團應佔共同控制實體虧損相等於或超出其於該共同控制實體之權益(包括實質上構成南通港口集團於共同控制實體淨投資之任何長期權益)，則南通港口集團終止確認其應佔之進一步虧損。倘南通港口集團已產生須代表共同控制實體支付款項之法定或推定責任，則就額外應佔虧損作出撥備及確認負債。

倘有集團實體與南通港口集團之共同控制實體進行交易，未變現損益以南通港口集團於該有關共同控制實體之權益為限予以對銷，惟倘未變現虧損證明所轉讓資產出現減值跡象，則須全額確認虧損。

存貨

存貨按成本及可變現淨值兩者之較低者列賬。成本按加權平均法計算。

金融工具

倘有集團實體訂立金融工具之合約，金融資產及金融負債即須於資產負債表內確認。金融資產及金融負債初步按公平價值估量。收購或發行金融資產和金融負債(按公平價值誌入損益賬之金融資產及金融負債除外)直接應佔之交易成本，應於初步確認時加入或從金融資產或金融負債(如適用)之公平價值扣除。收購按公平價值誌入損益賬之金融資產或金融負債之直接應佔交易成本，即時於損益賬確認。

在建工程指為生產或自用目的而處於建造過程中之物業、機械及設備。在建工程按成本減任何確認減值虧損列賬。在建工程於完工及可用於擬定用途時歸為適當之物業、機械及設備類別。該等資產於其可用於擬定用途時，以與其他資產相同之基準開始折舊。

物業、機械及設備於出售或預期繼續使用該資產時並無未來經濟利益時終止確認。因終止確認資產而產生之損益(按該項目之出售所得款項淨額與其賬面值之差額計算)於終止確認該項目期間計入綜合收益表。

預付租賃款項

為獲取土地租賃權而支付之款項入賬列作預付租賃款項，並按有關租賃年期以直線法歸屬在綜合收益表中。將於未來十二個月或少於十二個月內歸屬在綜合收益表之該金額分類為流動資產。

終止確認預付租賃款項產生之損益(按項目之出售所得款項淨額與其賬面值之差額計算)於終止確認該項目當年／期間計入綜合收益表。

無形資產

單獨收購且使用年限有限之無形資產按成本減累計攤銷及任何累計減值虧損列賬。無形資產乃根據其估計可使用年期按直線法攤銷。估計可使用年期及攤銷法於各年度報告期末予以審閱，而任何估計變動之影響按預期基準列賬。

終止確認無形資產產生之損益乃按出售所得款項淨額與資產之賬面值之差額計算，並於資產終止確認時於綜合收益表內確認。

可使用年期有限之有形及無形資產減值

於每一結算日，南通港口集團審閱其有形及無形資產之賬面值，以便確定是否有任何跡象顯示該等資產蒙受減值虧損。倘出現有關跡象，則估計資產之可收回金額，以釐定減值虧損(如有)。倘未能估計個別資產之可收回金額，則南通港口集團估計該資產所屬之創現單位之可收回金額。若可確定合理一致之分配基準，公司資產亦會分配至各創現單位，或分配至可確定合理一致分配基準之最小創現單位。

可收回金額乃公平價值減銷售成本與使用價值之較高者。在評估使用價值時，估計未來現金流量將使用稅前折現率折現至其現值，該折現率反映目前貨幣時間值之市場估量及尚未調整估計未來現金流量之資產之特定風險。

倘資產(或創現單位)之可收回金額估計低於其賬面值，則資產(或創現單位)之賬面值將扣減至其可收回金額。減值虧損即時於損益賬內確認。

倘減值虧損隨後撥回，則該項資產(或創現單位)之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無就該項資產或創現單位確認減值虧損所計算之賬面值。撥回之減值虧損即時於損益賬內確認。

4. **主要會計政策**

除若干金融工具乃根據下文所述符合香港會計師公會頒佈之香港財務報告準則之會計政策按公平價值估量外，財務資料乃根據歷史成本法編製。另外，財務資料內已包括香港聯合交易所有限公司證券上市規則及香港公司條例所規定之適用披露。

綜合基準

財務資料包括南通港口及南通港口所控制之實體（其附屬公司）之財務報表。倘南通港口有能力監管一實體之財務及營運政策，以從其活動中獲益，即獲得該實體之控制權。

於有關期間收購或出售附屬公司之業績乃由實際收購日期起或至實際出售日期止（如適用）計入綜合收益表中。

有需要時，附屬公司之財務報表將予以調整，以使其會計政策與南通港口集團其他成員公司一致。

所有集團內公司間之主要交易、結餘及收支均在綜合賬目時予以對銷。

於綜合附屬公司資產淨值之少數股東權益與南通港口集團於其之權益分別呈列。於資產淨值之少數股東權益包括於原有業務合併日期之該等權益金額，以及自合併日期以來之少數股東所佔之權益變動。少數股東適用之虧損超出於附屬公司權益之少數股東權益之金額乃分配至南通港口集團之權益，惟須以少數股東有約束力之責任並可作出額外投資以填補虧損之情況為限。

於附屬公司之投資

於附屬公司之投資乃按成本減任何已識別減值虧損列入南通港口之資產負債表。

收入確認

收入按已收取或應收取代價之公平價值估量確認，指於日常業務過程中提供服務之應收款項減折扣及與銷售有關之稅項。

來自港口、港口物流及支援服務之收入於提供各項服務時確認。

租金收入以直線法在各項租約期間內確認。

利息收入按時間比例基準，參照未償還本金金額及按有效利率計入，該利率乃按照金融資產之預計年期來折現估計未來現金收益達致該資產賬面淨值。

投資之股息收入於集團旗下實體收取股息之權利確立時確認。

物業、機械及設備

物業、機械及設備（在建工程除外）按成本減其後累計折舊及累計減值虧損列賬。

物業、機械及設備（在建工程除外）在計及估計剩餘價值後，按其估計可使用年期以直線法計提折舊撥備以撇銷其成本。

財務資料附註

1. 一般資料

南通港口乃於二零零二年八月二十日於中國成立為國內有限責任公司。南通港口於二零零五年十二月二十七日轉為中外合資合營企業。於本報告日期，南通港口三名股權持有人－保華集團有限公司(「保華」)、南通國有資產投資控股有限公司(「南通國資」)及國投交通公司(「國投交通」)分別擁有南通港口45%、42.68%及12.32%之股本權益。南通港口之註冊辦公室及主要營業地點為中國南通青年西路12號。

南通港口主要從事港口業務及提供港口服務、物流服務及港口相關增值服務。其附屬公司主要業務載列於本報告第1頁。財務資料以人民幣(「人民幣」)(即南通港口之功能貨幣)呈列。

有關期間之財務資料已根據保華採用之會計政策編製，詳情載於附註4。

2. 財務資料之編製基準

於二零零七年九月三十日，南通港口集團之流動負債超出其流動資產人民幣699,698,000元。財務資料已按持續經營之基準編制，主要由於新投資者於二零零五年注入新資金，南通港口集團之財務狀況自二零零六年一月一日起已得到改善。經考慮其可動用銀行信貸、其經擴大資本基礎及其股權投資者之支持，南通港口董事認為，於可預見之未來南通港口集團於財務責任產生時將有能力履行並持續其營運。

3. 應用香港財務報告準則

香港會計師公會已頒佈數項新訂或經修訂香港會計準則(「香港會計準則」)、香港財務報告準則(「香港財務報告準則」)、修訂及詮釋(「詮釋」)(以下統稱為「新訂香港財務報告準則」)，於南通港口集團於二零零七年一月一日開始之財政期間生效。就編製及呈列有關期間之財務資料而言，南通港口集團於有關期間已貫徹採納所有該等新訂香港財務報告準則。

於本報告日期，香港會計師公會已頒佈下列於有關期間頒佈但尚未生效之新訂及經修訂準則及詮釋。然而，南通港口集團並無提早應用該等新訂及經修訂準則及詮釋。管理層預期應用該等新訂及經修訂準則及詮釋對南通港口集團之業績及財政狀況將無重大影響。

香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	營運分部[1]
香港(國際詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[2]
香港(國際詮釋委員會)－詮釋第12號	特許使用權服務安排[3]
香港(國際詮釋委員會)－詮釋第13號	客戶忠誠計劃[4]
香港(國際詮釋委員會)－詮釋第14號	香港會計準則第19號－定額福利資產之限制、最低資金要求及兩者之相互關係[3]

[1] 由二零零九年一月一日或以後開始之年度期間有效
[2] 由二零零七年三月一日或以後開始之年度期間有效
[3] 由二零零八年一月一日或以後開始之年度期間有效
[4] 由二零零八年七月一日或以後開始之年度期間有效

綜合現金流量表(續)

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年	二零零五年	二零零六年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元 (未經審核)	人民幣千元
投資業務					
預付租賃款項增加	(144,728)	(115,783)	(12,319)	(12,009)	(695)
購買物業、機械及設備	(78,616)	(191,212)	(336,582)	(185,245)	(146,208)
聯營公司之額外利息	–	(1,650)	–	–	–
收購可供出售投資	(22,134)	(176)	–	–	–
已抵押銀行結存(增加)減少	(11,690)	(88,310)	100,000	100,000	
出售物業、機械及設備所得款項	4,495	1,448	6,846	1,869	2,256
已收聯營公司股息	458	1,392	812	–	–
已收共同控制機構股息	1,155	495	100	100	–
已收可供出售投資股息	903	3,733	3,550	–	428
已收利息	845	1,802	2,402	1,867	879
收購無形資產	–	–	–	–	(2,554)
投資聯營公司	–	–	–	–	(5,250)
(購買)出售可供出售投資所得款項	–	(2,041)	2,041	2,041	–
增購附屬公司權益	–	(196)	–	–	–
(購買)出售持作買賣投資所得款項	–	–	(55)	–	19,924
出售持作銷售非流動資產所得款項	–	–	–	–	–
股權持有人墊款	–	–	–	–	(20,000)
用於投資業務之現金淨額	(249,312)	(390,498)	(233,205)	(91,377)	(151,220)
融資活動					
籌措銀行及其他借款	441,371	638,630	285,730	286,000	333,200
來自政府未來注資退款	31,677	150,976	18,710	14,270	10,990
償還銀行借款	(407,105)	(518,489)	(349,811)	(193,768)	(317,900)
已向少數股權持有人支付之利息	(8,067)	(69,831)	(47,401)	(34,620)	(29,484)
已付股息	(7)	(17)	(13)	–	–
股權持有人出資	–	156,075	278,627	278,627	–
來自少數股權持有人出資	–	176	169	–	–
來自(用於)融資活動之現金淨額	57,869	357,520	186,011	350,509	(3,194)
現金及與現金等值項目增加(減少)淨額	29,988	116,586	(96,747)	24,350	(58,531)
年/期初現金及與現金等值項目	76,745	106,733	223,319	223,319	126,572
年/期末現金及與現金等值項目(由銀行結存及現金表示)	106,733	223,319	126,572	247,669	68,041

綜合現金流量表

	南通港口集團				
	截至十二月三十一日止年度			截至九月三十日止九個月	
	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零六年 人民幣千元 (未經審核)	二零零七年 人民幣千元
經營業務					
除税前溢利(虧損)	73,854	(356,318)	54,285	40,809	66,585
就下列項目進行調整：					
物業、機械及設備之折舊	61,834	51,507	40,367	31,265	59,288
無形資產攤銷	–	–	–	–	85
應收貿易賬款及其他應收款項之減值虧損	2,537	13,891	466	349	262
應收貿易賬款及其他應收款項撇銷產生之虧損	65,981	4,523	–	–	–
調撥預付租賃款項	–	2,627	3,664	3,354	6,440
利息費用	8,067	16,927	13,915	10,028	29,484
利息收入	(845)	(1,802)	(2,402)	(1,867)	(879)
應收可供出售投資股息	(4,070)	(4,783)	(4,302)	–	(428)
業務重組產生之(收益)虧損	(175,805)	219,295	–	–	–
為已清盤實體提供擔保之虧損	–	149,000	–	–	–
出售物業、機械及設備之虧損(收益)	13,604	(3,273)	(170)	(902)	(197)
物業、機械及設備撇銷產生之虧損	33,548	7,561	–	–	–
出售可供出售投資之(收益)虧損	1,074	(378)	–	–	(4,221)
可供出售投資之減值虧損	8,249	746	3,464	–	–
攤佔共同控制機構業績	(622)	(201)	430	278	–
攤佔聯營公司業績	(649)	(1,335)	(1,261)	(563)	(656)
未計營運資金變動前之經營業務現金流量	86,757	97,987	108,456	82,751	155,763
存貨減少(增加)	2,423	509	(1,029)	(1,433)	(480)
應收貿易賬款及其他應收款項增加	(19,257)	(7,315)	(28,444)	(56,568)	(17,060)
應付貿易賬款及其他應付款項增加(減少)	152,729	64,875	(119,166)	(252,759)	(42,015)
撥備減少	–	–	(2,104)	–	–
經營業務活動產生(所用)之現金	222,652	156,056	(42,287)	(228,009)	96,208
已付所得税	(1,221)	(6,492)	(7,266)	(6,773)	(325)
來自(用於)經營業務之現金淨額	221,431	149,564	(49,553)	(234,782)	95,883

附註：

(a) 根據公司章程，南通港口及若干附屬公司須將除税後溢利之10%(根據適用於在中華人民共和國成立之公司之有關會計準則及金融法規(「中國公認會計準則」)釐定)轉入法定盈餘公積金，直至基金餘額達至註冊資本之50%，且必須在向股東分派股息前轉入該公積金。該基金可用作彌補以前年度虧損、擴展現有營運或轉為南通港口及附屬公司之額外資本。

(b) 該數額與已由南通港口之股權持有人於二零零四年一月一日前出資之非貨幣資產有關。

(c) 於有關期間內，南通港口集團收到一部分由南通港口集團代表交通部收集之港建費及一部分其支付予南通市政府之土地使用權代價。該等款項之目的乃為增加政府持有之南通港口資金。因此，該等款項全部計入該特別儲備賬目。於二零零五年，該特別儲備賬目人民幣76,644,000元已轉為注資。

(d) 根據中國法規，若干附屬公司須按規定將除税後溢利之相關百分比(根據中國公認會計原則釐定)轉撥至儲備基金及企業發展基金。儲備基金可用以抵消累計虧損，而企業發展基金則可用於擴大生產設備或增加資本。此等基金均不得分派予股東。

綜合權益變動表

	南通港口之股權持有人應佔									
	已繳股本 人民幣千元	法定公積金 人民幣千元 (附註a)	資本儲備 人民幣千元 (附註b)	特別儲備 人民幣千元 (附註c)	儲備資金 人民幣千元 (附註d)	企業發展基金 人民幣千元 (附註d)	累積虧損 人民幣千元	合計 人民幣千元	少數股東權益 人民幣千元	合計 人民幣千元
於二零零四年一月一日	362,134	15,561	67,417	101,816	257	315	(175,588)	371,912	193	372,105
本年度虧損(即本年度總確認虧損)	–	–	–	–	–	–	(11,855)	(11,855)	10	(11,845)
年內已償還款項	–	–	–	31,677	–	–	–	31,677	–	31,677
利潤分配	–	–	–	–	21	26	(47)	–	–	–
補償過往年度虧損之轉撥	–	(11,529)	–	–	–	–	11,529	–	–	–
已付股息	–	–	–	–	–	–	–	–	(7)	(7)
於二零零四年十二月三十一日	362,134	4,032	67,417	133,493	278	341	(175,961)	391,734	196	391,930
本年度虧損(即本年度總確認虧損)	–	–	–	–	–	–	(383,867)	(383,867)	23	(383,844)
年內已償還款項	–	–	–	150,976	–	–	–	150,976	–	150,976
利潤分配	–	73	–	–	32	40	(145)	–	–	–
實繳股本之轉撥	76,644	–	–	(76,644)	–	–	–	–	–	–
出資	156,075	–	–	–	–	–	–	156,075	–	156,075
以土地形式注資	92,524	–	–	–	–	–	–	92,524	–	92,524
增購一名少數股權持有人之權益	–	–	–	–	–	–	–	–	(196)	(196)
少數股權持有人出資	–	–	–	–	–	–	–	–	176	176
已派股息	–	–	–	–	–	–	–	–	(17)	(17)
於二零零五年十二月三十一日	687,377	4,105	67,417	207,825	310	381	(559,973)	407,442	182	407,624
本年度溢利(即本年度總確認溢利)	–	–	–	–	–	–	53,984	53,984	22	54,006
年內已償還款項	–	–	–	18,710	–	–	–	18,710	–	18,710
利潤分配	–	73	–	–	–	–	(73)	–	–	–
出資	278,627	–	–	–	–	–	–	278,627	–	278,627
少數股權持有人出資	–	–	–	–	–	–	–	–	169	169
已派股息	–	–	–	–	–	–	–	–	(13)	(13)
於二零零六年十二月三十一日	966,004	4,178	67,417	226,535	310	381	(506,062)	758,763	360	759,123
本期間溢利(即本期間總確認溢利)	–	–	–	–	–	–	66,315	66,315	13	66,328
期內已償還款項	–	–	–	10,990	–	–	–	10,990	–	10,990
於二零零七年九月三十日	966,004	4,178	67,417	237,525	310	381	(439,747)	836,068	373	836,441
未經審核										
於二零零六年一月一日	687,377	4,105	67,417	207,825	310	381	(559,973)	407,442	182	407,624
本期間溢利(即本期間總確認溢利)	–	–	–	–	–	–	40,379	40,379	27	40,406
期內已償還款項	–	–	–	14,270	–	–	–	14,270	–	14,270
出資	278,627	–	–	–	–	–	–	278,627	–	278,627
於二零零六年九月三十日	966,004	4,105	67,417	222,095	310	381	(519,594)	740,718	209	740,927

資產負債表

	附註	南通港口 於十二月三十一日 二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	於九月三十日 二零零七年 人民幣千元
非流動資產					
物業、機械及設備	17	983,717	1,320,995	1,479,992	1,450,051
預付租賃款項	18	150,812	351,768	360,423	354,678
無形資產	19	–	–	–	2,469
附屬公司投資	20	21,830	22,476	23,861	23,861
聯營公司權益	21	1,442	3,092	3,092	8,342
共同控制機構權益	22	750	750	750	750
可供出售投資	23	45,875	45,305	41,896	26,193
遞延税項資產	24	–	776	776	776
		1,204,426	1,745,162	1,910,790	1,867,120
流動資產					
存貨	25	5,666	3,460	4,268	4,781
應收貿易賬款及其他應收款項	26	131,125	116,001	138,578	155,541
預付租賃款項	18	3,083	7,807	7,807	7,807
應收附屬公司款項	20	770	77,869	88,027	72,810
應收一名股權持有人之款項	27	–	–	–	20,000
持作買賣投資	28	–	2,041	–	–
已抵押銀行結存	29	11,690	100,000	–	–
現金及與現金等值項目	30	101,009	211,628	108,826	52,955
		253,343	518,806	347,506	313,894
總資產		1,457,769	2,263,968	2,258,296	2,181,014
流動負債					
應付貿易賬款及其他應付款項	31	460,994	946,914	660,706	496,928
應付税項		84,332	108,102	101,674	101,674
一年內到期之借款	32	285,700	264,081	135,000	207,500
撥備	33	–	149,000	149,000	149,000
		831,026	1,468,097	1,046,380	955,102
流動負債淨額		(577,683)	(949,291)	(698,874)	(641,208)
總資產減流動負債		626,743	795,871	1,211,916	1,225,912
非流動負債					
一年後到期之借款	32	235,990	382,700	447,700	386,000
資產淨值		390,753	413,171	764,216	839,912
資本及儲備					
繳足股本	34	362,134	687,377	966,004	966,004
儲備	35	28,619	(274,206)	(201,788)	(126,092)
總權益		390,753	413,171	764,216	839,912

綜合資產負債表

		南通港口集團			
		於十二月三十一日			於九月三十日
	附註	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
非流動資產					
物業、機械及設備	17	999,608	1,407,678	1,558,601	1,524,668
預付租賃款項	18	150,812	351,768	360,423	354,678
無形資產	19	–	–	–	2,469
聯營公司權益	21	2,009	3,602	4,051	9,957
共同控制機構權益	22	1,773	1,479	949	949
可供出售投資	23	48,804	45,305	41,896	26,193
遞延税項資產	24	–	2,678	3,133	3,225
		1,203,006	1,812,510	1,969,053	1,922,139
流動資產					
存貨	25	5,666	5,157	6,186	6,666
應收貿易賬款及其他應收款項	26	147,328	140,586	169,316	186,114
預付租賃款項	18	3,083	7,807	7,807	7,807
應收一名股權持有人之款項	27	–	–	–	20,000
持作買賣投資	28	–	2,041	–	–
已抵押銀行結存	29	11,690	100,000	–	–
現金及與現金等值項目	30	106,733	223,319	126,572	68,041
		274,500	478,910	309,881	288,628
總資產		1,477,506	2,291,420	2,278,934	2,210,767
流動負債					
應付貿易賬款及其他應付款項	31	474,159	979,526	686,154	525,345
應付税項		84,777	108,489	101,957	101,981
一年內到期之借款	32	290,650	264,081	135,000	212,000
撥備	33	–	149,000	149,000	149,000
		849,586	1,501,096	1,072,111	988,326
流動負債淨額		(575,086)	(1,022,186)	(762,230)	(699,698)
總資產減流動負債		627,920	790,324	1,206,823	1,222,441
非流動負債					
一年後到期之借款	32	235,990	382,700	447,700	386,000
資產淨值		391,930	407,624	759,123	836,441
資本及儲備					
繳足股本	34	362,134	687,377	966,004	966,004
儲備		29,600	(279,935)	(207,241)	(129,936)
南通港口之股權持有人應佔權益		391,734	407,442	758,763	836,068
少數股東權益		196	182	360	373
總權益		391,930	407,624	759,123	836,441

A. 財務資料

綜合收益表

	附註	南通港口集團 截至十二月三十一日止年度 二零零四年 人民幣千元	 二零零五年 人民幣千元	 二零零六年 人民幣千元	截至九月三十日止九個月 二零零六年 人民幣千元 (未經審核)	 二零零七年 人民幣千元
收入	8	438,705	524,216	530,123	393,694	493,805
銷售成本		(280,377)	(334,594)	(338,758)	(254,088)	(256,870)
毛利		158,328	189,622	191,365	139,606	236,935
業務重組產生之收益	10	175,805	–	–	–	–
其他收入	9	15,205	15,217	15,389	7,751	12,929
業務重組產生之虧損	10	–	(219,295)	–	–	–
為已清盤實體提供擔保之虧損	11	–	(149,000)	–	–	–
行政費用		(222,606)	(167,181)	(129,098)	(89,773)	(146,781)
融資成本	12	(8,067)	(16,927)	(13,915)	(10,028)	(29,484)
其他費用		(46,082)	(10,290)	(10,287)	(7,032)	(7,670)
攤佔聯營公司業績		649	1,335	1,261	563	656
攤佔共同控制機構業績		622	201	(430)	(278)	–
除税前溢利(虧損)		73,854	(356,318)	54,285	40,809	66,585
税項	13	(85,699)	(27,526)	(279)	(403)	(257)
年度/期間(虧損)/溢利	14	(11,845)	(383,844)	54,006	40,406	66,328
以下人士應佔：						
南通港口之股權持有人		(11,855)	(383,867)	53,984	40,379	66,315
少數股東權益		10	23	22	27	13
		(11,845)	(383,844)	54,006	40,406	66,328

實體	財政期間	核數師
水上工程	截至二零零四年及二零零五年十二月三十一日止年度	南通愛德信會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所
南通嘉托福	截至二零零四年及二零零五年十二月三十一日止年度	南通愛德信會計師事務所
南通海夢	截至二零零四年、二零零五年及二零零六年十二月三十一日止年度	江蘇鼎信會計師事務所有限公司

就本報告而言，南通港口董事已根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則編製南通港口集團於有關期間之綜合財務報表(「相關財務報表」)。吾等已根據香港會計師公會頒佈之香港審計準則對相關財務報表進行獨立審核。

吾等乃根據香港會計師公會建議之核數指引第3.340號「招股章程及申報會計師」，審閱有關期間之相關財務報表。

南通港口集團載於本報告於有關期間之財務資料乃摘錄自相關財務報表，旨在編製吾等之報告以供載入通函。吾等認為編製報告以供載入通函之相關財務報表概無任何必要調整。

批准刊發相關財務報表之南通港口之董事，須對相關財務報表負責。保華集團有限公司之董事須就載有本報告之通函之內容負責。吾等之責任為根據相關財務報表編製本報告所載之財務資料，並對財務資料達成獨立之見解，且就有關見解向 閣下呈報。

吾等認為就本報告而言，財務資料已真實及公平反映南通港口及南通港口集團於二零零四年、二零零五年及二零零六年十二月三十一日及二零零七年九月三十日之財政狀況，以及南通港口集團於截至二零零六年十二月三十一日止三個年度各年及截至二零零七年九月三十日止九個月之綜合業績及現金流量。

南通港口集團截至二零零六年九月三十日止九個月之比較綜合收益表、綜合權益變動表及綜合現金流量表連同有關之附註乃摘錄自南通港口董事純粹為本報告而編製之南通港口集團同期之未經審核綜合財務資料(「二零零六年九月三十日之財務資料」)。吾等已根據香港會計師公會頒佈之核數准則第700號「審閱中期財務報告之委聘」，審閱二零零六年九月三十日之財務資料。吾等之審閱主要包括就二零零六年九月三十日之財務資料向南通港口集團管理層查詢及對其採用分析程序，並據此評估會計政策及呈列方式是否已貫徹一致地應用(惟另有披露者除外)。審閱不包括監控測試及資產、負債及交易核證等審核程序。由於審閱之範圍遠較審核為窄，因此所給予之保證程度也較審核低。因此，吾等並無就二零零六年九月三十日之財務資料發表審核意見。根據並不構成審核之審閱，據吾等所悉，二零零六年九月三十日之財務資料無須作出任何重大修改。

附屬公司名稱	成立地方及日期	繳足註冊資本 人民幣千元	南通港口集團持有之應佔股權	主要業務
南通嘉托福儲運有限公司（「南通嘉托福」）	中國 一九九三年十二月一日	4,354	100%	提供倉儲及物流服務
南通海夢旅行社（「南通海夢」）	中國 二零零一年八月十三日	300	100%*	提供旅行代理服務

* 由南通港口直接持有

組成南通港口集團之所有實體之財政年結日均為十二月三十一日。

由於南通中理為於二零零六年後期新近成立之公司，而於本報告日期前無須進行法定審核，故吾等並未就其自成立日期起編製有關期間之經審核財務報表。由於南通嘉托福管理層計劃終止其業務，故其並未編製截至二零零六年十二月三十一日止年度之經審核財務報表。然而，就本報告而言，吾等已審閱南通中理自其成立日期起及南通嘉托福截至二零零六年十二月三十一日止年度錄入之所有有關交易，並進行吾等認為必要之有關程序，以載入有關南通中理及南通嘉托福之財務資料。

南通港口及其附屬公司（南通中理除外）之法定財務報表已根據有關會計規則及中國適用之財務規例編製。組成南通港口集團之實體之法定財務報表乃經下列在中國註冊之執業會計師審核：

實體	財政期間	核數師
南通港口	截至二零零四年及二零零五年十二月三十一日止年度	南通愛德信會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所
狼山港務	二零零五年七月八日（成立日期）至二零零五年十二月三十一日	南通愛德信會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所
南通華騰	截至二零零四年及二零零五年十二月三十一日止年度	南通愛德信會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所
太倉船舶	截至二零零四年及二零零五年十二月三十一日止年度	蘇州天華聯合會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所
貨運中心	截至二零零四年及二零零五年十二月三十一日止年度	南通愛德信會計師事務所
	截至二零零六年十二月三十一日止年度	江蘇天衡會計師事務所

以下是獨立申報會計師德勤•關黃陳方會計師行就南通港口集團截至二零零六年十二月三十一日止三個財政年度及截至二零零七年九月三十日止九個月之經審核綜合財務業績發出之報告全文，載於本附錄以供載入本通函。

Deloitte.
德勤

德勤・關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

敬啟者：

以下載列吾等就南通港口集團有限公司(「南通港口」)及其附屬公司(以下統稱「南通港口集團」)截至二零零六年十二月三十一日止三個年度各年及截至二零零七年九月三十日止九個月(「有關期間」)之財務資料(「財務資料」)而發出之報告，以供載入保華集團有限公司日期為二零零七年十二月十七日就收購南通港口進一步權益之通函(「通函」)。

南通港口為於二零零二年八月二十日在中華人民共和國(「中國」)成立之國內有限責任公司，隨後於二零零五年十二月二十七日轉換為中外合資合營企業。

於本報告日期，南通港口於組成南通港口集團之下列附屬公司中擁有權益：

附屬公司名稱	成立地點及日期	繳足註冊資本 人民幣千元	南通港口集團持有之應佔股權	主要業務
南通港務局狼山港務公司(「狼山港務」)	中國 二零零五年七月八日	5,000	100%*	提供非集裝箱港口及物流服務
南通華騰國際貨運代理有限公司(「南通華騰」)	中國 二零零一年八月二十九日	8,500	100%*	提供貨物代理服務
太倉船舶服務有限公司(「太倉船舶」)	中國 二零零二年六月十二日	7,175	100%*	提供港口物流及其他協助服務
南通港口貨運中心(「貨運中心」)	中國 一九九六年八月十三日	500	100%*	提供貨物裝載服務
南通長江水上工程有限公司(「水上工程」)	中國 一九九九年十月九日	1,670	90%*	提供河道疏浚及其他相關服務
南通中理外輪理貨有限公司(「南通中理」)	中國 二零零六年十月十六日	1,055	84%*	提供貨物代理及相關服務

(c) 本公司主要共同控制機構於二零零七年三月三十一日之詳情如下：

共同控制機構名稱	成立地點／註冊地點	已發行及繳足股本	本集團應佔已發行股本之百分比 %	主要業務
Paul Y. - Penta-Ocean Joint Venture	香港	–（附註）	31.9	土木工程

附註： 合營各方並無出資。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部分資產淨值之本公司附屬公司、聯營公司及共同控制機構。董事認為，詳列其他附屬公司、聯營公司及共同控制機構之資料將令篇幅冗長。

3. 債務

於二零零七年十月三十一日（即本通函付印前就本債務聲明而言之最後實際可行日期）營業時間結束時，經擴大保華集團之未償還借貸約為22.11億港元。借貸總額包括無抵押銀行透支約3,500萬港元、來自若干方之無抵押貸款約1.3億港元及銀行貸款約19.23億港元（其中約14.12億港元由經擴大保華集團之物業權益、港口設備及若干銀行結存抵押）以及一名少數股東之物業權益。同時，經擴大保華集團應付可換股票據於二零零七年十月三十一日約為1.23億港元（面值約為1.22億港元）。於到期日（即二零一零年四月），應付可換股票據之贖回金額將為面值之114.167%。

此外，於二零零七年十月三十一日，經擴大保華集團就授予聯營公司之銀行信貸向銀行作出之擔保之或然負債約為900萬港元。

就以上債務聲明而言，外幣款項已按照二零零七年十月三十一日營業時間結束時適用之概約匯率換算為港元金額。

除以上段落所載者以及集團內負債及應付正常貿易賬款與應付票據外，經擴大保華集團各公司於二零零七年十月三十一日營業時間結束時概無擁有任何流通在外之按揭、質押、債券、借貸資本、債務證券（無論是否已發行及在外流通、獲認可或以其他方式設立但尚未發行）、定期貸款及透支，或其他類似債務、融資租賃或租購承擔、承兑負債或承兑信貸或其他借貸或屬借貸性質之其他債務，或任何擔保或其他重大或然負債。

自二零零七年十月三十一日以來，經擴大保華集團之債務及或然負債均無任何重大變動。

4. 營運資金

董事認為，在計及經擴大保華集團可動用之內部資源、現時可動用銀行信貸及一間財務機構提供作結算收購事項代價之過渡性貸款10.3億港元後，除非出現任何意料之外之情況，否則由本通函刊發日期起計未來十二個月內，經擴大保華集團有足夠營運資金應付目前所需。

5. 重大不利轉變

截至最後實際可行日期為止，董事局並不察覺本集團之財務或業務狀況自二零零七年三月三十一日（即本集團最近期已刊發經審核綜合財務報表之結算日）以來曾出現任何重大不利轉變。

附註：

(i) 此等公司為外商獨資企業。

(ii) 此等公司為中外合資合營公司。

(iii) 此等合營企業之合夥人並無出資。

(iv) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(vi) 於2007年3月31日，江蘇萬華房地產開發有限公司、江蘇洋口港投資開發有限公司及保華興東置業(江蘇)有限公司已繳付分別為7,225,000美元、40,650,000美元及6,432,000美元之註冊資本。其餘於中國註冊之附屬公司於2007年3月31日已繳足註冊資本。

(b) 本公司間接持有之主要聯營公司於2007年3月31日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
中建保華建築有限責任公司	中國	10,000,000美元註冊資本(下文附註)	20.0	土木工程及樓宇建造
Gain Resources Limited	英屬處女群島	100美元普通股	15.9	投資控股
南通港口集團有限公司	中國	966,004,400人民幣註冊資本(下文附註)	45	港口運營
Yangtze Feeder Port Limited	英屬處女群島	US$1美元普通股	50	投資控股
北京中宇保華工程項目管理有限公司	中國	500,000美元註冊資本(下文附註)	25.5	項目管理及諮詢服務

附註： 該公司為中外合資合營公司。

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由附屬公司持有	本集團應佔	主要業務
保華建築有限公司	香港	2港元普通股	100	63.74	土木工程、樓宇建造及投資控股
		50,000,000港元無投票權優先股（下文附註(v)）	–	–	
保華建築(中國)有限公司	中國	60,000,000人民幣註冊資本	100	63.74	土木工程及樓宇建造
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元普通股	100	63.74	Investment holding 投資控股
保華地基有限公司	香港	10,000,000港元普通股	100	63.74	土木工程及地基工程
保華管理有限公司	香港	2港元普通股	100	63.74	管理及秘書服務
保華國際工程管理有限公司	香港	2港元普通股	100	63.74	項目管理服務及投資控股
保華設施管理有限公司	香港	2港元普通股	100	63.74	設施管理服務
保華集團管理有限公司	香港	2港元普通股	100	100	管理服務
保華民生投資有限公司	香港	2港元普通股	100	100	投資控股
保華興東置業(江蘇)有限公司	中國	12,500,000美元註冊資本（下文附註(i)及(vi)）	100	100	物業投資

上述所有附屬公司均在香港營運，惟江蘇萬華房地產開發有限公司、保華興東置業(江蘇)有限公司、湖北民生石油液化氣有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及保華建築(中國)有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. – CREC(HK) Joint Venture為非法人團體之業務，而保華建築集團有限公司則在香港上市。

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由附屬公司持有	已發行股本／註冊資本百分比 本集團應佔	主要業務
志恒投資有限公司	香港	1,200,000港元 普通股	100	100	證券投資及買賣
Paul Y. Building Materials Company Limited	Hong Kong 香港	HK$2港元 ordinary shares 普通股	100	63.74	建築材料貿易及裝嵌
保華集團有限公司	香港	$2港元 普通股	100	100	Investment holding 投資控股
Paul Y. - CREC(HK) Joint Venture	香港	– (下文附註(iii))	60	38.24	土木工程
保華機電工程有限公司	香港	20,000,000港元 普通股	99.9998	63.74	提供電機及建造服務,
保華建造集團有限公司	香港	2港元 普通股	100	63.74	投資控股
		1,000,000港元 無投票權遞延股 (下文附註 (iv))	–	–	
保華建造有限公司	香港	102,000,000港元 普通股	100	63.74	樓宇建造
保華建築工程有限公司	香港	42,000,000港元 普通股	100	63.74	樓宇建造及土木工程
保華建業集團有限公司	百慕達	294,800,000港元 普通股	63.74	63.74	投資控股
保華建築營造有限公司	香港	36,000,000港元 普通股	100	63.74	樓宇建造及土木工程
保華裝飾工程有限公司	香港	2港元 普通股	100	63.74	室內裝修工程
保華機械租賃有限公司	香港	2港元 普通股	100	63.74	汽車、設備及機械租賃

56. **結算日後事項**

結算日後，本集團訂立以下交易：

(a) 於2007年3月13日，本公司一聯營公司就以11.5億港元之代價出售該聯營公司於保華企業中心之物業權益事宜訂立一項有條件協議。該交易於2007年6月完成。

出售該聯營公司物業權益所導致之收益不大。

(b) 於2007年7月，本集團之附屬公司簽署一項涉及金額人民幣960,000,000元的七年項目貸款協議。該貸款以中國人民銀行公布的目前通行的人民幣長期貸款基準利率計息。該項貸款用於為中國江蘇省之項目發展融資。該筆貸款將分24期攤還，最後一期將於2014年償還。

57. **主要附屬公司、聯營公司及共同控制機構資料**

(a) 本公司主要附屬公司於2007年3月31日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由附屬公司持有 %	本集團應佔 %	主要業務
Corless Limited	英屬處女群島	2美元普通股	100	63.74	投資控股
創華有限公司	香港	10,000港元普通股	100	100	投資控股
江蘇萬華房地產開發有限公司	中國	8,800,000美元註冊資本（下文附註(i)及(vi)）	100	100	物業投資
江蘇洋口港投資開發有限公司	PRC 中國	66,650,000美元註冊資本（下文附註(ii)及(vi)）	75	75	港口發展
江蘇洋通開發投資有限公司.	中國	13,332,000美元註冊資本（下文附註(ii)）	75	75	港口發展
湖北民生石油液化氣有限公司	中國	25,000,000美元註冊資本（下文附註(i)）	100	100	液化石油氣經銷及物流

附註：

	股份溢價 千港元	資本儲備 千港元	以股份支付款項儲備 千港元	保留溢利 千港元	合計 千港元
於2005年4月1日	184,811	2,480,000	–	290,182	2,954,993
購回及註銷股份	(13,426)	–	–	–	(13,426)
根據以股代息計劃發行股份	(2,011)	–	–	–	(2,011)
以股代息產生之進賬	–	–	–	29,931	29,931
股份發行費用	(274)	–	–	–	(274)
確認以股份支付款項之費用	–	–	4,945	–	4,945
根據購股權計劃發行股份	29	–	(5)	–	24
轉撥自資本儲備	–	(2,480,000)	–	2,480,000	–
年度虧損	–	–	–	(296,230)	(296,230)
分派	–	–	–	(998,070)	(998,070)
於2006年3月31日	169,129	–	4,940	1,505,813	1,679,882
購回及註銷股份	(4,181)	–	–	–	(4,181)
根據以股代息計劃發行股份	(984)	–	–	–	(984)
以股代息所產生之進賬	–	–	–	24,477	24,477
發行股份費用	(635)	–	–	–	(635)
確認以股份支付款項之費用	–	–	22,181	–	22,181
根據購股權計劃發行股份	59,597	–	(5,096)	–	54,501
收購附屬公司額外權益時發行股份	192,701	–	–	–	192,701
已歸屬購股權失效時轉撥	–	–	(63)	63	–
年度虧損	–	–	–	(9,880)	(9,880)
分派	–	–	–	(369,668)	(369,668)
於2007年3月31日	415,627	–	21,962	1,150,805	1,588,394

55. 本公司之資產負債表

	2007年 千港元	2006年 千港元
非流動資產		
附屬公司投資	5	5
流動資產		
訂金及預付款項	332	2,829
應收附屬公司款項	2,603,118	2,560,441
短期銀行存款	105,516	177,751
銀行結存	12,355	31,125
	2,721,321	2,772,146
流動負債		
應付賬款及應計開支	3,215	4,086
應付附屬公司款項	900,546	920,303
銀行借款	80,000	30,000
	983,761	954,389
流動資產淨值	1,737,560	1,817,757
資產淨值	1,737,565	1,817,762
資本及儲備		
股本	149,171	137,880
儲備（附註）	1,588,394	1,679,882
股東資金	1,737,565	1,817,762

年內授予董事之購股權之詳情如下：

董事姓名	授出日期	行使期	每股行使價 港元	於2006年 4月1日 尚未行使	年內授出	年內行使	於2007年 3月31日 尚未行使
周明權	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	–	(650,000)	–
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	–	(650,000)	–
劉高原	28.12.2004	28.12.2004至26.08.2012	1.24	6,500,000		–	6,500,000
	28.12.2004	28.12.2004至26.08.2012	1.50	6,500,000	–	–	6,500,000
	08.09.2006	08.09.2006至07.09.2007	2.48	–	4,600,000	–	4,600,000
	08.09.2006	08.09.2007至07.09.2008	2.48	–	4,600,000	–	4,600,000
	08.09.2006	08.09.2008至07.09.2009	2.48	–	4,600,000	–	4,600,000
郭少強	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	–	–	650,000
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	–	–	650,000
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.24	650,000	–	–	650,000
	28.12.2004	28.12.2004至26.08.2012	1.50	650,000	–	–	650,000
梁寶榮	08.09.2006	08.09.2006至26.08.2012	2.43	–	1,300,000	–	1,300,000
李昌安	06.02.2007	06.02.2007至26.08.2012	3.00	–	1,300,000	–	1,300,000
				16,900,000	16,400,000	(1,300,000)	32,000,000

(c) 截至2006年3月31日止年度，本集團向本公司之董事收購若干持有汽車牌照號碼之附屬公司。

(d) 截至2006年3月31日止年度，本集團出售若干附屬公司予本集團之聯營公司及德祥企業之全資附屬公司。交易詳情見附註47(f)及(g)。

於結算日與聯營公司、共同控制機構、關連公司及少數股東之交易結餘詳情載列於附註29、30、38、39及40。

關連人士之類別	交易性質	2007年 千港元	2006年 千港元
德祥企業之附屬公司	本集團購買建築材料	40	–
	本集團收取租金收入	48	345
	本集團收取服務費	–	25
	本集團收取利息收入	5,339	–
	本集團支付利息	417	–
	本集團享有錦興債券之利息	582	–
	本集團支付租金	360	90
	本集團認購錦興債券之票面值	36,858	–
	本集團收取租金及相關物業管理費	–	62
	本集團支付車租	219	–
德祥企業之聯營公司	本集團收取利息收入	13,461	16,709
	本集團支付利息	981	–
	本集團收取服務費	109	7
	本集團支付服務費	736	–
	本集團收取租金及相關物業管理費	–	1,707
其他關連公司(附註)	本集團收取租金及相關物業管理費	17	3,501
	本集團收取利息收入	925	7,160
	本集團支付服務費	1,253	1,920
	本集團收取服務費	305	112
	本集團出售物業、機械及設備	–	6
附屬公司之少數股東	本集團支付利息	155	8,392
重要管理層成員為股東之公司	本集團增購附屬公司權益	199,551	–

附註： 德祥企業對此類關連公司具有重大影響。

(b) 董事及主要管理層成員之酬金乃由薪酬委員會參考個別人員之表現及市場情況而釐定，詳情如下：

	2007年 千港元	2006年 千港元
短期福利	20,451	18,525
退休福利	557	769
以股份支付款項之費用	11,698	939
	32,706	20,233

54. **關連人士交易及結餘**

(a) 年內，本集團與其關連人士訂立以下交易：

關連人士之類別	**交易性質**	2007年 千港元	2006年 千港元
本集團之聯營公司	本集團購買混凝土產品	35	112
	本集團應收取利息收入	8,400	16,437
	本集團支付租金及相關物業管理費	24,958	3,689
	本集團收取租金及諮詢費	2,511	–
	本集團收取物業經理酬金	1,200	248
	本集團支付項目管理費	8,445	–
	本集團收取項目管理費	1,596	6,044
	本集團收取租金保證收入淨值	1,438	–
	本集團收取建築工程費	–	383
	本集團支付分承包費	–	15
本集團之共同	本集團支付分承包費	7,798	1,015
	本集團收取服務費	30	65
	本集團收取項目管理費	–	825

52. **資產抵押**

於結算日，下列資產已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押：

	2007年 千港元	2006年 千港元
物業、機械及設備	467,615	—
預付租賃款項	35,268	—
無形資產	7,827	—
銀行存款	42,601	118,622
持作出售物業	—	78,245
發展中項目	24,137	—
發展中物業	66,834	—
	644,282	196,867

另外，本集團於若干建築合約之利益已予抵押，作為所獲授出融資之擔保。

53. **承擔**

	2007年 千港元	2006年 千港元
就收購以下項目已訂約但未於綜合賬目內撥備之開支：		
－物業、機械及設備	274,986	65
－發展中項目	1,146,837	91,893
－發展中物業	98,044	—
	1,519,867	91,958

50. **或然負債**

	2007年 千港元	2006年 千港元
就授予聯營公司之銀行信貸向銀行作出之擔保	9,454	9,454

51. **經營租賃承擔**

(a) **本集團作為承租人：**

於結算日，本集團在不可撤銷之有關租用物業及預付租賃款項經營租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	2007年 千港元	2006年 千港元
一年內	29,766	21,232
第二至第五年（首尾兩年包括在內）	49,155	60,513
超過五年	4,449	–
	83,370	81,745

租約之商討及每月租金固定，訂定期限為二年至三十年不等。

(b) **本集團作為出租人：**

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	2007年 千港元	2006年 千港元
一年內	–	971
第二至第五年（首尾兩年包括在內）	–	500
	–	1,471

作為出售附屬公司之部分代價，為數15,000,000港元之遞延代價將由買方於2006年10月30日起分四期每年以現金償付。遞延代價於初始確認日期之公平價值乃按估計未來現金流量按每年3%貼現率釐定。

去年出售之附屬公司對本集團之營業額及業績分別貢獻約37,182,000港元及盈利約74,997,000港元。

48. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 年內新發行股份作為實物股息（載列於附註16及43）；

(b) 年內，本公司就收購附屬公司額外權益發行及配發68,500,000股普通股；及

(c) 年內，本公司以分派本集團撤回對一間聯營公司之投資而產生之價值而宣派特別股息。分派款項約為325,660,000港元。

49. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

本集團在中國附屬公司之僱員是由中國政府推行之國家管理退休福利計劃之成員。中國附屬公司須按薪金開支之特定比例向退休福利計劃作出供款。本集團對退休福利計劃之唯一責任作出有關特定供款。

於綜合收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由2000年12月1日起，本集團加入強制性公積金計劃（「強積金計劃」）。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自綜合收益表扣除，相當於本集團按計劃規則訂明之比率向基金已付及應付之供款。

(f) 於2006年1月20日，本集團以該物業之協定值780,000,000港元(並經於完成時根據協議扣減14,000,000港元調整)出售其於Linkport Holdings Limited及其兩間全資附屬公司(「Linkport集團」)的全部權益予本集團一間聯營公司，其中649,000,000港元以現金支付，另有117,000,000港元為遞延代價並將於2009年1月20日或以前以現金清償。Linkport集團擁有位於香港之投資物業，並為其僅有之業務及資產。

(g) 於2006年1月27日，本集團以現金代價3,500,000港元出售其於Darierian Limited及其兩間全資附屬公司(「Darierian集團」)的全部權益予德祥企業集團之全資附屬公司。Darierian集團擁有若干二手汽車、汽車牌照號碼及高爾夫球企業會籍，並為其僅有之業務及資產。

(h) 於2006年3月31日，本集團以現金代價55,000,000 港元出售其於Bakersfield Trading Limited及其兩間全資附屬公司(「Bakersfield集團」)的全部權益。Bakersfield集團擁有一艘船及濕塢，並為其僅有之業務及資產。

(i) 於2005年10月30日，本集團出售若干從事混凝土產品產銷之附屬公司。出售事項之代價為19,000,000港元，其中4,000,000 港元將以現金支付，另有15,000,000港元為遞延代價並將於2009年10月或以前由買方清償。.

	2006年 千港元
出售資產淨值：	
物業、機械及設備	152,346
投資物業	540,400
預付租賃款項	108,378
其他無形資產	8,419
應收賬款、訂金及預付款項	25,052
持作銷售物業	93,828
銀行結存及現金	5,891
應付賬款及應計開支	(56,661)
應付稅項	(1,219)
遞延稅項負債	(24,834)
	851,600
出售產生之開支	9,755
出售之收益	60,756
總代價	922,111
支付方式：	
現金	788,131
應收代價(列入應收賬款、訂金及預付款項)	3,000
承兌票據	117,000
遞延代價	13,980
	922,111
出售所產生之現金流入淨額：	
已收現金	788,131
出售現金及現金等值項目	(5,891)
	782,240

附註： 根據協議，代價(人民幣120,000,000元)之一部分將由本公司以每股4.25港元之兑換價格發行三年期零票息港元可換股票據之方式清償。到期後，贖回金額為面額之114.167%。於2007年3月31日，可換股票據仍未發行，而未付之121,213,000港元代價於綜合資產負債表內以應付遞延代價呈列。

因本集團並無義務於結算日後十二個月之內清償未付代價，款項乃分類為非流動負債。

於結算日後，已發行金額約121,522,000港元(相當於人民幣120,000,000元)可換股票據。

於收購日及結算日期間，收購業務錄得8,702,000港元虧損。

46. **收購附屬公司**

於截至2006年3月31日止年度，本集團收購若干持有汽車牌照號碼之全資附屬公司。上述收購已以收購會計法入賬。收購之影響概括如下：

	2006
	千港元
購入資產淨值：	
應收賬款、按金及預付款項	202
其他無形資產	973
應付賬款及應計開支	(975)
總代價，指現金代價及現金流出淨額	200

去年收購之附屬公司對本集團去年之業績及現金流量並非產生任何重大影響。

47. **出售附屬公司**

於截至2006年3月31日止年度，本集團出售下列附屬公司：

(a) 於2005年6月8日，本集團以約13,200,000港元之代價出售其於添高投資有限公司(「添高」)之全部股本權益，其中9,300,000 港元以現金支付，另有3,900,000港元作為遞延代價。添高於中國台山市擁有一所物業。

(b) 於2005年7月20日，本集團以約26,300,000港元之現金代價出售其於Time First Investments Limited及其全資附屬公司(「Time First集團」)的全部股本權益。Time First集團已參與位於中國台山市之物業之發展及銷售。

(c) 於2005年9月12日，本集團以約25,000,000港元之代價出售其於天嶺企業有限公司(「天嶺」)的全部股本權益，其中22,000,000 港元以現金支付，另有3,000,000港元則為遞延代價。天嶺於中國台山市擁有一所物業。

(d) 於2005年9月26日，本集團以約17,700,000港元之現金代價出售其於Redcliff Property Corp.(「Redcliff」)的全部股本權益。Redcliff已參與位於中國台山市之物業之發展及銷售。

(e) 於2005年10月4日，本集團以約1,300,000港元之現金代價出售其於志圖有限公司(「志圖」)的全部股本權益。志圖擁有若干二手汽車及汽車牌照號碼，並為其僅有之業務及資產。

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

預期波幅乃利用保華建業普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，該模式所用之預期壽命已根據管理層之推測予以調整。

授予保華建業董事及僱員之購股權之估計公平價值約1,088,000港元（2006年：137,000港元）已於本年度之綜合收益表中扣除。

45. **收購業務**

根據於2006年5月12日簽訂之協議（「協議」），本集團以總代價約人民幣470,000,000元，從一名獨立第三方購得中國武漢市內之資產及燃氣與及石油物流及分銷業務。是項交易金額以購買方式計算，且已於2006年9月完成。交易收購之淨資產概要如下：

	業務合併前帳面值 千港元	公平價值調整 千港元	公平價值 千港元
購入資產淨值：			
物業、機械及設備	419,317	38,327	457,644
租賃持有土地之公平價值調整	–	9,210	9,210
其他無形資產－經營權	–	35,923	35,923
其他無形資產－客戶基礎	–	2,032	2,032
預付租賃款項	45,522	–	45,522
遞延税項負債	–	(28,212)	(28,212)
	464,839	57,280	522,119
收購業務之負商譽			(3,755)
			518,364
支付方式：			
已付現金代價			344,828
已付交易成本			24,434
應付遞延代價（附註）			118,227
包含於應付款項及應計開支內之未支付交易成本			30,875
			518,364
收購產生之現金流出淨額：			
已付現金代價及交易成本			369,262

年內及此前年度，根據保華建業購股權計劃授出之購股權變動，詳情如下：

					購股權行使時將予發行之本公司股份數目					
類別	授出日期	歸屬期	行使期	每股行使價港元	截至2006年3月31日止年度授出	於2006年3月31日尚未行使	截至2007年3月31日止年度授出	截至2007年3月31日止年度行使	截至2007年3月31日止年度失效	於2007年3月31日尚未行使
I	3.2.2006	3.2.2006	3.2.2006至6.9.2015	0.70	1,500,000	1,500,000	–	–	–	1,500,000
II	3.2.2006	1.1.2007	1.1.2007至6.9.2015	0.85	1,500,000	1,500,000	–	–	–	1,500,000
III	3.2.2006	1.1.2008	1.1.2008至6.9.2015	1.00	1,500,000	1,500,000	–	–	–	1,500,000
IV	9.2.2006	9.2.2008	9.2.2008至8.2.2009	0.90	8,000,000	8,000,000	–	–	(2,400,000)	5,600,000
V	13.7.2006	13.7.2006	13.7.2006至12.7.2008	1.00	–	–	3,000,000	(1,500,000)	–	1,500,000
VI	13.7.2006	13.7.2007	13.7.2007至12.7.2009	1.00	–	–	3,000,000	–	–	3,000,000
VII	13.7.2006	13.7.2008	13.7.2008至12.7.2009	1.00	–	–	2,000,000	–	–	2,000,000
					12,500,000	12,500,000	8,000,000	(1,500,000)	(2,400,000)	16,600,000
年底時可予行使										4,500,000

年內行使之1,500,000份購股權，於行使當日之加權平均股價為1.17港元。

就年內授出之購股權，於緊接授出日期前之股份收市價為0.99港元。

授出購股權之公平價值乃由永利行評值顧問有限公司計算。該模式之輸入值概述如下：

	類別 I	類別 II	類別 III	類別 IV	類別 V	類別 VI	類別 VII
授出日期	3.2.2006	3.2.2006	3.2.2006	9.2.2006	13.7.2006	13.7.2006	13.7.2006
授出日期之股份收市價(港元)	0.70	0.70	0.70	0.87	0.98	0.98	0.98
行使價(港元)	0.70	0.85	1.00	0.90	1.00	1.00	1.00
預期波幅	38%	38%	38%	38%	52%	52%	52%
預期壽命(年)	2.5	2.9	4	2.5	0.8	2.0	2.5
無風險利率	3.93%	3.92%	4.06%	4.06%	4.32%	4.49%	4.53%
預期年度股息回報率	8.57%	8.57%	8.57%	8.57%	8.16%	8.16%	8.16%
每股購股權之公平價值(港元)	0.109	0.079	0.067	0.129	0.163	0.226	0.239

因保華建業購股權計劃及保華建業所採納任何其他購股權計劃可予授出之購股權獲行使而初步可予發行之股份數目上限，合共不得超過保華建業於採納日期已發行股份總數之10%，即57,669,939股保華建業股份。如獲得保華建業股東在股東大會上批准，該限額可更新為保華建業股東在股東大會上批准當日保華建業已發行股份總數之10%。儘管如此，已根據保華建業購股權計劃或保華建業任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之保華建業股份總數，合共最多不得超過不時已發行保華建業股份總數之30%。根據2006年9月6日舉行之保華建業股東週年大會上通過之一項普通決議案，10%之計劃限額乃更新為58,195,877股，佔於該大會日期保華建業已發行股份總數之10%。

於任何十二個月期間，根據保華建業購股權計劃及保華建業任何其他購股權計劃可授予任何合資格人士之購股權（包括已行使、已註銷及未行使購股權）所涉及之保華建業股份數目，最多不得超過不時已發行保華建業股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士（定義見上市規則）放棄投票之股東大會上獲得保華建業股東正式批准，則不受此限。於任何十二個月期間內向每位保華建業主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士（定義見上市規則）授出購股權時，若所授出購股權所涉及之股份超過已發行保華建業股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得保華建業股東在股東大會上批准。

	類別 (xvii)	類別 (xviii)	類別 (xix)	類別 (xx)	類別 (xxi)	類別 (xxii)	類別 (xxiii)	類別 (xxiv)
授出日期	8.9.2006	8.9.2006	8.9.2006	6.2.2007	6.2.2007	6.2.2007	6.2.2007	6.2.2007
授出日期之股份收市價(港元)	2.43	2.43	2.43	3.00	3.00	3.00	3.00	3.00
行使價(港元)	3.50	3.00	3.50	3.00	4.00	3.00	3.00	3.50
預期波幅	54%	54%	54%	45%	45%	45%	45%	45%
預期壽命(年)	2.90	2	3	3	1	1	2	3
無風險利率	3.907%	3.821%	3.907%	4.148%	4.050%	3.900%	4.086%	4.135%
預期年度股息回報率	1.2%	1.2%	1.2%	1%	1%	1%	1%	1%
每股購股權之公平價值(港元)	0.621	0.577	0.638	0.980	0.264	0.564	0.803	0.823
總公平價值(千港元)	932	1,588	1,275	1,274	660	575	956	979

本模式所用之預期波幅乃利用本公司普通股之連續複利回報率之年度化標準差釐定。由於非透明性質及行為上考慮之影響，本模式所用之預期壽命已根據管理層之推測予以調整。

年內綜合收益表扣減之購股權成本金額為21,995,000港元(2006年：4,945,000港元)。

年內授出之購股權，於緊接授出當日之前1日之股份收市價介乎2.43港元至3.00港元之間。

年內行使之36,575,000份購股權，於行使當日之加權平均股價為3.04港元，於緊接行使當日之前1日之加權平均股價為2.99港元。

並無因合資格人士接納獲授之購股權而收到任何代價。

保華建業集團有限公司(「保華建業」)之購股權計劃

於2005年9月7日，保華建業採納一項購股權計劃(「保華建業購股權計劃」)，以向對或將會對保華建業及其附屬公司或任何投資機構作出貢獻之保華建業及其附屬公司或任何投資機構之任何僱員、行政人員或董事或任何投資機構及保華建業及其附屬公司任何成員公司或任何投資機構之顧問、諮詢人或代理(「保華建業合資格人士」)提供激勵或報酬。保華建業購股權計劃將自該日起維持有效十年。

根據保華建業購股權計劃，保華建業董事可酌情向任何保華建業合資格人士授出購股權，以認購保華建業之股份，每股接納授出之購股權需支付每股1.00港元之代價。保華建業董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自保華建業購股權計劃獲採納當日起計十年。行使價由保華建業董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)保華建業股份之面值。

(b) 年內，本公司以介乎2.43至4.00港元之行使價授出37,800,000份購股權予股東及僱員。於年內所授出購股權之公平價值約25,031,000港元。所授出購股權受制於零至兩年之歸屬期。

公平價值於授出日期之估值乃由永利行評值顧問有限公司參照該模式進行。該模式之輸入值總結如下：

	類別 (i)	類別 (ii)	類別 (iii)	類別 (iv)	類別 (v)	類別 (vi)	類別 (vii)	類別 (viii)
授出日期	6.2.2006	6.2.2006	6.2.2006	6.2.2006	24.3.2006	24.3.2006	24.3.2006	24.3.2006
授出日期之股份收市價(港元)	1.78	1.78	1.78	1.78	2.325	2.325	2.325	2.325
行使價(港元)	1.78	2.50	3.00	3.50	2.325	2.50	3.00	3.50
預期波幅	48%	48%	48%	48%	48%	48%	48%	48%
預期壽命(年)	1	2	3	4	0.87	1.87	2.87	3.87
無風險利率	3.85%	3.88%	3.97%	4.05%	4.215%	4.252%	4.310%	4.390%
預期年度股息回報率	1.69%	1.69%	1.69%	1.69%	1.3%	1.3%	1.3%	1.3%
每股購股權之公平價值(港元)	0.347	0.287	0.311	0.336	0.432	0.570	0.583	0.608
總公平價值(千港元)	2,889	2,391	2,587	2,794	1,296	1,709	1,749	1,823

	類別 (ix)	類別 (x)	類別 (xi)	類別 (xii)	類別 (xiii)	類別 (xiv)	類別 (xv)	類別 (xvi)
授出日期	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006	8.9.2006
授出日期之股份收市價(港元)	2.43	2.43	2.43	2.43	2.43	2.43	2.43	2.43
行使價(港元)	2.48	2.48	2.48	2.43	2.43	2.43	2.43	3.00
預期波幅	54%	54%	54%	54%	54%	54%	54%	54%
預期壽命(年)	1	2	3	3	1	1.90	2.90	1.90
無風險利率	3.740%	3.821%	3.907%	3.907%	3.740%	3.821%	3.907%	3.821%
預期年度股息回報率	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
每股購股權之公平價值(港元)	0.515	0.731	0.888	0.903	0.534	0.730	0.889	0.557
總公平價值(千港元)	2,367	3,364	4,085	1,174	2,537	1,095	1,334	836

(b) 本公司根據購股權計劃向本集團之若干董事及僱員授出之購股權詳情及於2005年4月1日至2007年3月31日期間之變動如下：

類別	授出日期	歸屬日期	行使期	每股行使價 港元	購股權行使時將予發行之本公司股份數目 截至2006年3月31日止年度授出	截至2006年3月31日止年度行使	於2006年3月31日尚未行使	截至2007年3月31日止年度授出	2007年3月31日止年度行使	2007年3月31日止年度失效	於2007年3月31日尚未行使
(i)	6.2.2006	6.2.2006	6.2.2006至5.2.2007	1.78	8,325,000	(14,000)	8,311,000	–	(8,286,000)	(25,000)	–
(ii)	6.2.2006	6.2.2007	6.2.2007至5.2.2008	2.50	8,325,000	–	8,325,000	–	(895,000)	(275,000)	7,155,000
(iii)	6.2.2006	6.2.2008	6.2.2008至5.2.2009	3.00	8,325,000	–	8,325,000	–	–	(650,000)	7,675,000
(iv)	6.2.2006	6.2.2009	6.2.2009至5.2.2010	3.50	8,325,000	–	8,325,000	–	–	(650,000)	7,675,000
(v)	24.3.2006	24.3.2006	24.3.2006至5.2.2007	2.325	3,000,000	–	3,000,000	–	(2,874,000)	(126,000)	–
(vi)	24.3.2006	6.2.2007	6.2.2007至5.2.2008	2.50	3,000,000	–	3,000,000	–	(50,000)	–	2,950,000
(vii)	24.3.2006	6.2.2008	6.2.2008至5.2.2009	3.00	3,000,000	–	3,000,000	–	–	–	3,000,000
(viii)	24.3.2006	6.2.2009	6.2.2009至5.2.2010	3.50	3,000,000	–	3,000,000	–	–	–	3,000,000
(ix)	8.9.2006	8.9.2006	8.9.2006至7.9.2007	2.48	–	–	–	4,600,000	–	–	4,600,000
(x)	8.9.2006	8.9.2007	8.9.2007至7.9.2008	2.48	–	–	–	4,600,000	–	–	4,600,000
(xi)	8.9.2006	8.9.2008	8.9.2008至7.9.2009	2.48	–	–	–	4,600,000	–	–	4,600,000
(xii)	8.9.2006	8.9.2006	8.9.2006至26.8.2012	2.43	–	–	–	1,300,000	–	–	1,300,000
(xiii)	8.9.2006	8.9.2006	8.9.2006至7.9.2007	2.43	–	–	–	4,750,000	(1,300,000)	–	3,450,000
(xiv)	8.9.2006	1.8.2007	1.8.2007至31.7.2008	2.43	–	–	–	1,500,000	–	–	1,500,000
(xv)	8.9.2006	1.8.2008	1.8.2008至31.7.2009	2.43	–	–	–	1,500,000	–	–	1,500,000
(xvi)	8.9.2006	1.8.2007	1.8.2007至31.7.2008	3.00	–	–	–	1,500,000	–	–	1,500,000
(xvii)	8.9.2006	1.8.2008	1.8.2008至31.7.2009	3.50	–	–	–	1,500,000	–	–	1,500,000
(xviii)	8.9.2006	8.9.2007	8.9.2007至7.9.2008	3.00	–	–	–	2,750,000	–	–	2,750,000
(xix)	8.9.2006	8.9.2008	8.9.2008至7.9.2009	3.50	–	–	–	2,000,000	–	–	2,000,000
(xx)	6.2.2007	6.2.2007	6.2.2007至26.8.2012	3.00	–	–	–	1,300,000	–	–	1,300,000
(xxi)	6.2.2007	6.2.2007	6.2.2007至5.2.2008	4.00	–	–	–	2,500,000	–	–	2,500,000
(xxii)	6.2.2007	6.2.2007	6.2.2007至5.2.2008	3.00	–	–	–	1,020,000	–	–	1,020,000
(xxiii)	6.2.2007	6.2.2008	6.2.2008至5.2.2009	3.00	–	–	–	1,190,000	–	–	1,190,000
(xxiv)	6.2.2007	6.2.2009	6.2.2009至5.2.2010	3.50	–	–	–	1,190,000	–	–	1,190,000
					45,300,000	(14,000)	45,286,000	37,800,000	(13,405,000)	(1,726,000)	67,955,000
年底時可予行使											24,275,000

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權（包括已行使、已註銷及未行使購股權）所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士（定義見上市規則）放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士（定義見上市規則）授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

(a) 本公司於2004年12月28日根據購股權計劃向本集團之若干董事及顧問授出之購股權之詳情及於年內之變動如下：

			購股權行使時將予發行之本公司股份數目		
授出日期	行使期	每股行使價 港元	於2005年4月1日及2006年3月31日	年內行使	於2007年3月31日尚未行使
28.12.2004	28.12.2004至26.8.2012	1.24*	22,100,000	(13,650,000)	8,450,000
28.12.2004	28.12.2004至26.8.2012	1.50*	22,100,000	(9,520,000)	12,580,000
			44,200,000	(23,170,000)	21,030,000

* 根據本公司股東於2006年2月14日所舉行股東特別大會上通過之普通決議案，本公司因於截至2006年3月31日止年度支付每股0.70港元之特別股息而重訂購股權價格，方法為將每股行使價削減0.70港元。未行使購股權之公平價值於更改行使價前後之估值乃由與本集團概無關連之獨立估值師永利行評值顧問有限公司按柏力克－舒爾斯期權定價模式（「該模式」）計算進行。董事在參考估值報告及經作出專業諮詢後，認為此項更改不會導致購股權公平價值上升，因此，毋須就購股權之公平價值進行調整。

該模式為其中一個用以估計購股權公平價值之常用模式。購股權之價值因若干主觀假設出現不同變數而各有不同。就變數所採納之任何變動，可能會對就購股權公平價值所作出之估計產生重大影響。

(c) 本公司曾於香港聯交所購回合共2,000,000股普通股如下：

購回月份	每股面值0.1港元之普通股	每股價格 最高價 港元	每股價格 最低價 港元	已付代價總額 港元
2006年8月	1,000,000	2.18	2.16	2,178
2006年9月	1,000,000	2.27	2.18	2,203
	2,000,000			4,381

(d) 於2006年5月8日，本公司以2.91315港元之公平價發行及配發68,500,000股普通股予本公司擁有90.1%股權之附屬公司當時的一名少數股東，該附屬公司持有洋口港項目的投資。所配發之股份代表本集團為收購上述少數股東持有該附屬公司餘下9.9%股權所應支付的代價。有關上述交易之詳情列於本公司在2006年4月11日刊發之公布。

44. 以股份支付款項之交易

於2002年8月27日，本公司採納新購股權計劃(「購股權計劃」)，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理(「合資格人士」)提供激勵或報酬。購股權計劃將自該日起維持有效十年。

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據上市規則不時允許之認購價；及(ii)本公司股份之面值。

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。根據本公司於2003年、2004年及2005年舉行之本公司股東週年大會上通過之普通決議案，該限額已更新至於該等大會各自日期本公司已發行股份數目之10%。根據本公司於2006年9月8日舉行之本公司股東週年大會上通過之普通決議案，該限額已進一步更新至146,260,991股股份，即本公司於該大會日期已發行股份數目之10%。

43. 股本

	股份數目	金額 千港元
每股面值0.10港元之普通股：		
法定：		
於2005年4月1日、2006年3月31日及2007年3月31日	3,000,000,000	300,000
已發行及繳足股款：		
於2005年4月1日	1,369,195,436	136,920
根據以股代息計劃發行新股	20,110,474	2,011
根據購股權計劃發行股份	14,000	1
購回股份	(10,520,000)	(1,052)
2006年3月31日	1,378,799,910	137,880
發行新股	68,500,000	6,850
根據以股代息計劃發行新股	9,838,497	984
根據購股權計劃發行股份	36,575,000	3,657
購回股份	(2,000,000)	(200)
於2007年3月31日	1,491,713,407	149,171

年內，本公司之股本出現下列變動：

(a) 根據本公司於2006年9月18日及2007年1月11日公布之以股代息計劃，本公司分別發行6,523,256股(2006年：8,865,284股)及3,315,241股(2006年：11,245,190股)每股面值0.1港元之本公司新普通股予選擇收取股份，以代替截至2006年3月31日止年度之末期股息及截至2006年9月30日止六個月之中期股息之股東。此等股份在各方面與當時已有股份具相同地位。

(b) 年內，本公司根據本公司之購股權計劃按介乎1.24至2.50港元(2006年：1.78港元)之認購價發行36,575,000股每股面值0.10港元之普通股。

42. **遞延稅項**

以下是本年度及以往年度可識別的遞延稅項負債(資產)，以及其變動情況：

	加速稅項折舊 港元	稅項虧損 港元	確認合約收入 港元	發展中項目公平價值調整 港元	若干非流動資產公平價值調整 港元	其他 港元	合計 港元
於2005年4月1日	32,138	(6,488)	(4,323)	900,000	–	13	921,340
收益表之(撥入)扣減	(562)	1,711	2,461	–	–	(116)	3,494
出售附屬公司	(27,815)	2,872	6	–	–	103	(24,834)
於2006年3月31日	3,761	(1,905)	(1,856)	900,000	–	–	900,000
匯兌調整	–	–	–	82,156	709	–	82,865
收購業務	–	–	–	–	28,212	–	28,212
稅率變更撥入收益表	–	–	–	(55,952)	(6,714)	–	(62,666)
收益表之(撥入)扣減	1,484	(2,253)	769	–	(487)	–	(487)
於2007年3月31日	5,245	(4,158)	(1,087)	926,204	21,720	–	947,924

於2007年3月31日，本集團有未使用稅務虧損1,001,000,000港元(2006年：1,153,000,000港元)可用於抵消將來的應稅利潤。故已就約24,000,000港元之虧損(2006年：11,000,000港元)確認遞延稅項資產。由於難以預測該等附屬公司將來盈利之確切趨向，因而並無就其餘虧損確認遞延稅項資產。未使用之稅務虧損可無限期地結轉。

41. 銀行及其他借款

	2007年 千港元	2006年 千港元
銀行及其他借款包括：		
銀行貸款	943,554	471,383
其他貸款	60,151	93,400
銀行透支	20,432	–
	1,024,137	564,783
分析為：		
有抵押	644,968	397,319
無抵押	379,169	167,464
	1,024,137	564,783
銀行及其他借款償還期如下：		
一年內或按通知	597,386	400,158
超過一年，但不逾兩年	116,157	26,500
超過兩年，但不逾三年	11,551	132,500
超過三年，但不逾四年	64,481	4,500
超過四年，但不逾五年	74,481	1,125
超過五年	160,081	–
	1,024,137	564,783
減：一年內到期或按通知及列作流動負債之款項	(597,386)	(400,158)
一年後到期之款項	426,751	164,625

上述銀行借款包括約161,616,000港元(2006年：107,454,000港元)以之定息借款，須於一年內償還，並按介乎6.12%至7.344%(2006年：5.22%至 6.138%)之實際年利率計息。

其餘銀行借款以浮動利率計息，年利率由4.67% 至 7.75%(2006年：4.71% 至 6.56%)計息。

37.　**應付賬款及應計開支**

應付賬款及應計開支包括約351,026,000港元(2006年：347,160,000港元)之應付貿易款項，其賬齡分析如下：

	2007年 千港元	2006年 千港元
90日內	329,211	312,038
超過90日但於180日內	8,230	22,037
超過180日	13,585	13,085
	351,026	347,160

於2007年3月31日，應付賬款及應計開支包括15,874,000澳元(約100,785,000港元)以相關集團實體功能貨幣以外貨幣計值之款項。

於2007年3月31日，集團持有之合約工程保固金約為319,098,000港元(2006年：297,869,000港元)，已計入應付款項及應計開支內，其中約102,719,000港元(2006年：80,174,000港元)預期將於結算日起超過十二個月還清或結清。

38.　**應付聯營公司款項**

該等款項並無抵押、免息及須於要求時償付。

39.　**應付少數股東款項**

該等款項並無抵押、免息及須於要求時償付。

40.　**少數股東貸款**

此款項為無抵押，並按下列利率計息：

	2007年 千港元	2006年 千港元
以香港最優惠借貸利率減2厘計息(附註)	–	88,588
免息	–	34,851
總計，列作流動負債	–	123,439

附註：　於2007年3月31日年度，收購附屬公司額外權益後，該款項已重新分類為其他貸款。

34. **應收貸款附帶之換股權**

本集團將可換股債券之債項部分分別歸類為應收貸款及換股權部分。可換股債券之公平價值由本公司之董事參照漢華之估值而釐定。漢華分別採用淨現值及柏力克－舒爾斯期權定價模式評估開始當日債項部分及換股權部分之價值。換股權乃分開列作衍生金融工具，按公平價值計入綜合資產負債表。公平價值變動已於綜合收益表內確認。

35. **持作買賣投資**

	2007年 千港元	2006年 千港元
上市股本證券，按買入報價		
香港	129,496	161,693
海外	26,287	–
	155,783	161,693

36. **已抵押銀行存款、短期銀行存款及銀行結存及現金**

已抵押銀行存款指為擔保授予本集團之一般銀行信貸而抵押予銀行之存款。為數42,601,000港元(2006年：118,622,000港元)之存款已予抵押，作為須於結算日起一年內償還之一般銀行信貸之抵押，因而被列入流動資產。

已抵押銀行存款及到期日少於三個月之短期銀行存款附帶每年2.5%至4.5%(2006年：3.1%至4.4%)之浮動利率。銀行結存附帶利率每年零至3.0%(2006年：3.1%)。

32. 應收(應付)客戶合約工程款項

	2007年 千港元	2006年 千港元
於結算日之在建工程：		
現時已支出之工程費用	43,566,229	42,500,091
經確認溢利減經確認虧損	1,217,200	1,052,894
	44,783,429	43,552,985
減：進度付款	(45,598,340)	(43,819,221)
	(814,911)	(266,236)
來自：		
應收客戶合約工程款項	223,637	163,379
應付客戶合約工程款項	(1,038,548)	(429,615)
	(814,911)	(266,236)

33. 應收賬款、訂金及預付款項

本集團承建管理部門之信貸期乃與客戶按正常商業條款磋商及訂立。物業租賃業務之信貸期乃預先按月支付，而本集團就其他應收賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項包括應收賬款約1,003,440,000港元(2006年：572,798,000港元)，其賬齡分析如下：

	2007年 千港元	2006年 千港元
90日內	935,095	504,584
超過90日但於180日內	19,346	13,704
超過180日	48,999	54,510
	1,003,440	572,798

於2007年3月31日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為477,403,000港元(2006年：396,066,000港元)，其中約239,707,000港元(2006年：151,168,000港元)預期將於結算日起超過十二個月還清或結清。

訂金及預付款項包括約176,753,000港元之款項(2006年：148,699,000港元)，附帶年息14.4厘(2006年：13.6厘)，並以中國之物業作擔保。

於2007年3月31日，為數22,743,000澳元(2006年：24,988,173澳元)之款額乃以相關集團實體之功能貨幣以外貨幣計值。

30. 應收聯營公司款項

	2007年 千港元	2006年 千港元
面值117,000,000港元之承兌票據以香港銀行同業拆息加0.75厘計息以一間聯營公司之若干附屬公司股份作抵押並須於2007年1月或之前清還（附註）	117,000	117,000
其他無抵押應收款項，免息並須於一年內清還	70,314	64,804
應收無抵押貸款按貸款本金以香港最優惠借貸利率加2厘計息並須於一年內償還	–	162,972
	187,314	344,776
減：於一年內到期並列作流動資產之款項	(187,314)	(227,776)
一年後到期之款項	–	117,000

附註： 於截至2007年3月31日止年度之實際利率為5.17厘。於結算日後，該聯營公司通過出售其一家聯營公司出售其物業權益且若干所得款被用作全數償還應付本集團之款項。

31. 應收遞延代價

作為如附註47所載出售附屬公司之代價之一部分，15,000,000港元之遞延代價將由收購人自2006年10月30日起四個年度分期以現金償清。於初始確認時遞延代價之公平價值乃根據按每年3%貼現估計未來現金流量而釐定。此款項為無抵押及免息。賬面值（作報告目的）分析如下：

	2007年 千港元	2006年 千港元
非流動資產	6,597	10,223
流動資產（列入應收賬款、訂金及預付款項）	3,932	3,932
	10,529	14,155

29. 應收關連公司款項

	2007年 千港元	2006年 千港元
無抵押應收貸款：		
德祥企業集團有限公司 (「德祥企業」)之附屬公司(下文附註(a))	141,401	–
德祥企業之聯營公司(下文附註(a))	–	183,046
中策之聯營公司(下文附註(a))	–	47,270
其他關連公司(下文附註(b))	–	854
	141,401	231,170
其他應收款項：		
德祥企業之聯營公司(下文附註(a))	489	15,807
中策之聯營公司(下文附註(a))	–	2,779
其他關連公司(下文附註(a)及(b))	885	2,096
德祥企業之附屬公司(下文附註(a))	7,324	–
於一年內到期並列作流動資產之款項總額	150,099	251,852

附註：

(a) 該等公司乃受德祥企業重大影響力及與德祥企業有共同之董事之公司，故屬於本集團之關連公司。德祥企業為本公司之主要股東。

有關款項為無抵押、須於要求時償還及免息，惟應收貸款141,401,000港元(2006年：230,316,000港元)則以港元最優惠借貸利率加2厘計息。

(b) 有關結餘包括應收Parona Limited(聯營公司之一名股東，本公司其中一名董事之若干家庭成員擁有權益)之貸款及利息885,000港元(2006年：854,000港元)。該金額以Parona Limited所持有聯營公司股份為抵押，免息(2006年：按年利率7%計息)及須於要求時償還。

28. 應收貸款

	2007年 千港元	2006年 千港元
有關款項為按以下 利率計息：		
免息	1,508	1,508
年利率2厘（附註）	30,956	–
年利率15厘	150,000	–
年利率20厘	30,000	–
香港最優惠借貸利率加0.25厘	–	100,000
香港最優惠借貸利率加2厘	–	4,378
款項總額	212,464	105,886
減：於一年內到期並列為流動資產之款項	(181,508)	(105,886)
一年後到期之款項	30,956	–
分析為：		
有抵押	181,508	1,508
無抵押	30,956	104,378
	212,464	105,886

* 香港最優惠借貸利率指由指定銀行發布之港元最優惠借貸利率。

附註： 年內，本集團因附註16之集團重組而認購總賬面值36,858,000港元之可換股債券。可換股債券之票息率為年利率2厘，並於2011年6月到期。賬面值代表可換股債券之債項部分。所確認金額乃按與本集團並無關連之獨立專業評值師漢華評值有限公司（「漢華」）所作估值，以實際年利率6.47厘釐定。

有關本集團共同控制機構之合併概述財務資料載列如下：

	2007年 千港元	2006年 千港元
總資產	11,437	9,607
總負債	(7,580)	(4,466)
資產淨值	3,857	5,141
本集團攤佔共同控制機構之資產淨值	1,928	2,570
營業額	7,798	5,481
年度(虧損)溢利	(1,283)	62
本集團攤佔共同控制機構之年度(虧損)溢利	(642)	26

本集團主要共同控制機構於2007年3月31日之詳情載列於附註57(c)。

27. **可供出售投資**

	2007年 千港元	2006年 千港元
上市股本證券		
香港	732	1,064
海外	580	589
	1,312	1,653
上市證券市值	1,312	1,653

有關本集團其他聯營公司之合併概述財務資料如下：

	2007年 千港元	2006年 千港元 (重新列賬)
財政狀況：		
總資產	451,533	2,171,338
總負債	(272,901)	(476,899)
少數股東權益	(2,016)	(330,255)
資產淨值	176,616	1,364,184
本集團攤佔聯營公司之資產淨值	109,806	411,457
收購後業績：		
營業額	26,513	73,894
年度溢利(虧損)	150,795	(93,006)
本集團攤佔聯營公司之年度溢利(虧損)	73,465	(17,184)

本集團終止確認攤佔一家聯營公司之虧損。本年度及累計未確認攤佔該聯營公司之虧損(摘自該聯營公司之相關管理賬目)如下：

	2007年 千港元	2006年 千港元
未確認之攤佔聯營公司之年度溢利(虧損)	1,591	(8,955)
未確認之攤佔聯營公司之累計虧損	(51,000)	(52,591)

本集團各主要聯營公司於2007年3月31日之詳情載列於附註57(b)。

26. 共同控制機構權益

	2007年 千港元	2006年 千港元
於共同控制機構非上市投資成本	–	–
攤佔收購後之溢利，扣除已收股息	1,928	2,570
	1,928	2,570

於2006年3月31日，南通港口集團仍未完成資產重組協議所訂明之若干主要條件，包括南通港口集團之資產重組及其資產淨值之盡職審查。根據與南通港口集團訂立之資產重組協議及若干補充協議所規定，直至本集團對南通港口集團注入所有已承諾之注資額為止，本集團無權攤佔南通港口集團之業績及享有投票權。就此而言，於2006年3月31日已產生及付予南通港口集團之金額約160,211,000港元須由聯營公司權益重新分類至收購聯營公司之訂金。比較數字已作出相應重新列賬，對截至2006年3月31日止年度之溢利並無重大影響。有關款項代表本集團於2006年3月31日付予南通港口集團之誠意按金。

於2006年9月，本集團已於協議所載若干條件達成後完成有關出資，並確認南通港口集團為聯營公司。收購所產生之負商譽約144,679,000港元(即本集團攤佔南通港口集團之可識別資產淨值之公平價值高於收購成本之數額)已於釐定本集團攤佔南通港口集團年內業績時在綜合收益表內確認。

其中一家主要聯營公司之財政年度結算日為12月31日，亦為本集團可得之最新財務資料。因此，本集團於2007年3月31日攤佔該主要聯營公司之權益乃按該公司於2006年12月31日之資產淨值及收購後業績計算。

有關該聯營公司之概述財務資料如下：

	千港元
收購後業績：	
營業額	129,383
年內溢利	12,011
本集團攤佔溢利	5,405

	31.12.2006 千港元
財政狀況：	
總資產	2,668,100
總負債	(1,333,452)
少數股東權益	(364)
資產淨值	1,334,284
本集團攤佔聯營公司資產淨值	600,428

25. 聯營公司權益

	2007年 千港元	2006年 千港元 (重新列賬)
投資聯營公司之成本，扣除減值：		
香港上市股份(附註(a))	–	513,192
非上市投資(附註(b))	503,716	64,985
	503,716	578,177
攤佔收購後溢利(虧損)，扣除已收股息	206,518	(166,720)
	710,234	411,457
香港上市股份之市值	–	258,820

附註：

(a) 香港上市股份指本集團於2006年3月31日在中策之29.36%權益。本集團於2006年3月31日攤佔中策之資產淨值乃根據中策之最近期刊發年報所示於2005年12月31日之資產淨值計算。

2005年3月14日，中策、錦興及若干其他方宣布擬由中策進行之集團重組(見附註16)，另本公司及錦興與某獨立第三方(「買方」)訂立一項有條件買賣協議，由本公司及錦興各自以代價26,055,000港元出售15.32%中策之權益(「出售事項」)。中策集團重組及本公司宣布向本公司股東以實物分派集團撤資中策所得價值之進一步詳情載列於附註16。

出售事項完成後，本集團於中策之權益已由29.36%下降至14.04%。因此，本集團於中策股份之權益乃列為持作買賣投資。

(b) 非上市投資包含本集團於南通港口集團有限公司(「南通港口集團」)之45%權益。於2007年3月31日，南通港口集團為一家於中國註冊之中外合營企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。根據本集團於2005年8月12日就參與南通港口集團資產重組訂立之協議(「資產重組協議」)，本集團將向南通港口集團注資現金人民幣435,000,000元(約433,569,000港元)，換取擁有其註冊資本45%權益。

24. 其他無形資產

	汽車登記號碼 千港元 (附註a)	於香港之會所會籍 千港元 (附註a)	租賃土地公平價值之調整 千港元 (附註b)	經營權 千港元 (附註c)	客戶基礎 千港元 (附註d)	總計 千港元
成本						
於2005年4月1日	3,059	12,422	–	–	–	15,481
收購附屬公司時產生	973	–	–	–	–	973
出售附屬公司	(3,059)	(5,360)	–	–	–	(8,419)
於2006年3月31日	973	7,062	–	–	–	8,035
出售	(115)	–	–	–	–	(115)
收購業務時產生	–	–	9,210	35,923	2,032	47,165
匯兌調整	–	–	233	907	51	1,191
於2007年3月31日	858	7,062	9,443	36,830	2,083	56,276
攤銷						
年內計提	–	–	112	358	20	490
匯兌調整	–	–	–	10	1	11
於2007年3月31日	–	–	112	368	21	501
賬面值						
於2007年3月31日	858	7,062	9,331	36,462	2,062	55,775
於2006年3月31日	973	7,062	–	–	–	8,035

附註：

(a) 該等資產為無定限可使用年期。董事認為會所會籍及汽車登記號碼價值參考市場報價至少相等於其賬面值。

(b) 該金額代表位於中國武漢市之租賃土地之公平價值調整，乃按與相關預付租賃款項相同之基準予以攤銷。

(c) 經營權代表在中國武漢市經營液化石油氣業務之權利之公平價值。經營權乃以直線法在經營期五十年內攤銷。

(d) 客戶基礎代表透過收購業務所收購液化石油氣業務客戶關係之公平價值，乃以直線法在十年內攤銷。

21. **發展中物業**

	2007年 千港元	2006年 千港元
於4月1日，按成本	–	–
年內產生之開支(附註)	127,190	–
於3月31日，按成本	127,190	–
代表：		
列為非流動資產之金額	44,458	–
列為流動資產之金額	82,732	–
	127,190	–

此金額與位於中國江蘇省之若干物業發展項目有關。

附註：　開支包括租用位於江蘇省之土地所付款項107,176,000港元。

22. **預付租賃款項**

本集團之預付租賃款項指為於中國及香港根據中期租賃持有之土地，經分析作報告用途如下：

	2007年 千港元	2006年 千港元
非流動資產	67,968	23,136
流動資產	1,766	575
	69,734	23,711

23. **商譽**

就減值測試而言，商譽於2007年3月31日之賬面值乃撥入樓宇建築之創現單位。

上述創現單位之可收回額乃按在用價值計算方法而釐定。本集團根據管理層所批准未來兩年之最新近財政預算編製出現金流預測，並推斷未來五年之現金流量以增長率5%穩定增長。預測現金流之折現率為8%。在用價值計算方法之依據為預算毛利率，乃以有關創現單位過往表現及管理層對市場發展之預期而釐定。

樓宇賬面值分析如下：

	2007年 千港元	2006年 千港元
中國長期租賃土地所建樓宇	91	135
中國中期租賃土地所建樓宇	64,594	564
	64,685	699

19. **投資物業**

	2007年 千港元	2006年 千港元
公平價值		
承前結存	–	455,000
本年度之公平價值增加	–	85,400
出售	–	(540,400)
結轉結存	–	–

20. **發展中項目**

	2007年 千港元	2006年 千港元
土地及海域使用權	1,747,484	1,649,337
發展成本	664,196	309,532
	2,411,680	1,958,869

此金額與位於中國江蘇省之發展項目有關。本集團正進行填海擬將所得若干幅土地用作發展作未來出售用途。根據土地／海域使用權證，獲授之土地／海域使用權之有效期為從2004年起不少於50年。

18.　物業、機械及設備

	樓宇 千港元	機械及設備 千港元	液化石油氣設備 千港元	汽車及船舶 千港元	傢具、裝置及電腦設備 千港元	合計 千港元
成本						
於2005年4月1日	90,558	387,160	–	89,179	140,766	707,663
匯兌調整	20	–	–	82	59	161
因出售附屬公司	(89,678)	(23,667)	–	(62,584)	(70,413)	(246,342)
添置	–	4,447	–	4,650	5,483	14,580
出售	–	(309,615)	–	(5,880)	(3,885)	(319,380)
於2006年3月31日	900	58,325	–	25,447	72,010	156,682
匯兌調整	1,192	–	9,940	699	156	11,987
因收購業務	45,891	–	393,626	18,127	–	457,644
添置	18,895	13,062	194	9,286	8,640	50,077
出售	(792)	(9,106)	–	(1,562)	(2,035)	(13,495)
於2007年3月31日	66,086	62,281	403,760	51,997	78,771	662,895
折舊						
於2005年4月1日	15,192	325,786	–	32,825	96,582	470,385
匯兌調整	2	–	–	8	7	17
本年度計提	1,445	13,833	–	7,922	11,391	34,591
出售附屬公司後對銷	(16,438)	(15,500)	–	(17,837)	(44,221)	(93,996)
出售後對銷	–	(280,813)	–	(5,655)	(3,647)	(290,115)
於2006年3月31日	201	43,306	–	17,263	60,112	120,882
匯兌調整	9	–	–	54	37	100
本年度計提	1,414	5,076	10,828	2,959	3,978	24,255
出售後對銷	(223)	(8,051)	–	(1,206)	(1,065)	(10,545)
於2007年3月31日	1,401	40,331	10,828	19,070	63,062	134,692
賬面值						
於2007年3月31日	64,685	21,950	392,932	32,927	15,709	528,203
於2006年3月31日	699	15,019	–	8,184	11,898	35,800

上述物業、機械及設備以直線法折舊，年率如下：

樓宇	相關租賃剩餘租期或五十年（以較短者為準）
機械及設備	10%
液化石油氣設備	5% – 10%
汽車及船舶	5% – 20%
傢具及裝置	8% – 20%
電腦設備	20% – 33$^{1}/3$%

17. **每股盈利**

本年度每股基本及攤薄盈利乃根據以下數據計算：

	2007年 千港元	2006年 千港元 (重新列賬)
計算每股基本及攤薄盈利之本公司權益持有人應佔盈利	345,665	278,861

	2007年 股份數目	2006年 股份數目
計算每股基本盈利之普通股加權平均數	1,462,372,940	1,367,759,328
潛在攤薄普通股之效應： 購股權	19,042,143	2,861,857
計算每股攤薄盈利之普通股加權平均數	1,481,415,083	1,370,621,185

下表概述會計政策更改對截至2006年3月31日止年度每股基本及攤薄盈利之影響：

	基本盈利 港元	攤薄盈利 港元
調整前申報之數量	0.227	0.227
會計政策更改所致調整	(0.023)	(0.024)
重列	0.204	0.203

年內派息中約有15,595,000港元(2006年：13,194,000港元)及8,882,000港元(2006年：16,737,000港元)，乃根據本公司董事於2006年9月18日就截至2006年3月31日止年度之末期股息及於2007年1月11日就截至2006年9月30日止六個月之中期股息所公布之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司保留溢利。

於2006年5月4日，本公司董事議決宣派特別股息，方式為將本集團因減持中策集團有限公司(「中策」，本集團於2006年3月31日之聯營公司)所得價值分派予2006年5月26日名列本公司股東名冊之本公司股東(「保華分派計劃」)，時間為中策集團重組(「集團重組」)完成時。

2006年5月19日，中策完成集團重組，涉及(i)將中策旗下全部經營物業投資及投資持有業務及投資於採砂船，以及中策所有其他經營車胎產銷及旅遊團、旅遊及其他相關服務之聯營公司轉讓予群龍投資有限公司(「群龍」)；及(ii)實物分派群龍之股份(「群龍股份」)予其股東(包括本集團)，基準為每持有一股中策合併股份可獲發一股群龍股份。

於集團重組完成時，本集團將享有129,409,897股群龍股份，而錦興集團有限公司(「錦興」，中策當時之主要股東)將向群龍股東提出收購全部群龍股份之自願收購建議(「群龍收購建議」)，基準為(a)每5股群龍股份換1股錦興股份(「錦興股份」)加1.8港元現金，或(b)每5股群龍股份換1份錦興發行之面值15港元之2%五年期可換股債券(「錦興債券」)。

根據保華分派計劃，本公司股東每持有500股本公司股份有權收取40股群龍股份所產生之價值，形式為(a)8股錦興股份加14.4港元現金，或(b)8份錦興債券。

於2006年6月16日，根據本公司股東之選擇，本公司宣布分別有約311,232,201股及1,153,100,543股本公司股份之持有人選擇換取錦興股份加現金及選擇換取錦興債券。結果，本公司接納就其所持全部129,409,897股群龍股份接受群龍收購建議，並向其股東派付相等於117,143,920股群龍股份所得價值之特別股息，形式如下：

(a)　合共4,979,616股錦興股份加8,963,000港元現金；及

(b)　合共面值276,737,000港元之錦興債券。

董事認為，參考永利行評值顧問有限公司(其為與本公司概無關連之獨立估值師)所編製日期為2006年5月19日之估值報告，以錦興債券形式變現後，群龍股份之公平價值為2.78港元。故此，特別股息相等於每股本公司股份約22.2港仙。

上述交易詳見本公司日期為2006年5月29日之通函及日期為2006年6月16日之公布。

截至2007年3月31日止年度擬派末期股息將為以股代息連現金選擇權形式，數額乃參考於本報告日期有1,492,848,407股已發行股份而計算。

本年度之税項(抵免)支出與收益表所列除税前溢利之對賬如下：

	2007年 千港元	2006年 千港元 (重新列賬)
除税前溢利	326,595	367,128
按香港利得税税率17.5%(2006年：17.5%)計算之税項	57,154	64,247
攤佔聯營公司／共同控制機構業績之税務影響	(39,008)	3,003
在税務方面不可扣減開支之税務影響	24,305	23,666
在税務方面毋須課税收入之税務影響	(22,174)	(64,823)
未作確認税務虧損之税務影響	19,170	12,572
未作確認可扣減暫時差額之税務影響	3,053	2,087
動用先前未確認之税務虧損之税務影響	(22,747)	(23,225)
動用先前未確認之可扣減暫時差額之税務影響	(1,158)	(9,207)
因2007年3月頒布之税率變動導致若干附屬公司之遞延税項負債減少	(62,666)	—
於其他司法權區經營業務之附屬公司之不同税率之税務影響	(5,648)	2,607
過往年度撥備(過多)不足	(833)	41,877
本年度税項(抵免)開支	(50,552)	52,804

根據中國第十屆全國人民代表大會於2007年3月16日決議通過之中國企業所得税法，內資企業和外商投資企業的企業所得税率統一為25%，並自2008年1月1日起開始生效。可享特別優惠之外商投資企業將可享有五年過渡期(如有)。管理層已評估税法變動對本集團經營業績及財務狀況之影響，對遞延税項之影響詳情載列於附註42。

遞延税項之詳情載列於附註42。

16. 分派

	2007年 千港元	2006年 千港元
於年內確認為向本公司權益持有人分派之股息：		
已付2007年中期股息－每股1.5港仙(2006年：1.5港仙)	22,069	20,513
已付2006年特別現金股息－每股70.0港仙	—	957,177
本集團從撤資於中策集團有限公司所得價值之方式宣派特別股息－每股22.2仙(2006年：無)	325,660	—
已付2006年末期股息－每股1.5港仙(2005年：1.5港仙)	21,939	20,380
	369,668	998,070
本年度擬派股息：		
2007年擬派末期股息－每股1.5港仙(2006年：1.5港仙)	22,393	21,969

	2007年 千港元	2006年 千港元
(b) 員工支出：		
董事酬金(附註12)	15,050	7,941
其他員工支出：		
薪酬及其他福利	321,167	252,361
退休福利計劃供款，減除沒收供款 1,808,000港元(2006年：2,854,000港元)	10,263	7,288
以股份支付款項之費用	15,233	5,082
	361,713	272,672
減：撥作在建合約工程資本之數額	(202,805)	(150,856)
撥作發展中項目資本之數額	(6,495)	(3,227)
撥作發展中物業資本之數額	(1,027)	–
	151,386	118,589

15. **稅收(抵免)支出**

	2007年 千港元	2006年 千港元
稅項(抵免)支出包括：		
香港利得稅：		
本年度	4,325	4,101
過往年度撥備(過多)不足	(268)	1,877
	4,057	5,978
海外稅項：		
本年度	9,109	3,332
過往年度撥備(過多)不足	(565)	40,000
	8,544	43,332
遞延稅項(附註42)	(63,153)	3,494
本公司及其附屬公司應佔稅項	(50,552)	52,804

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%(2006年：17.5%)計算。

海外稅項根據有關司法權區適用之稅率計算。

14. 除稅前溢利

	2007年 千港元	2006年 千港元
除稅前溢利已扣除：		
無形資產攤銷（列入分銷成本）	490	–
核數師酬金	6,340	3,914
確認為支出之存貨成本	174,652	5,149
列作開支之建築工程成本	4,192,824	2,879,762
物業、機械及設備之折舊（下文附註(a)）	21,779	29,180
應收款項減值虧損（列入行政費用）	–	12,161
出售物業、機械及設備之虧損	977	–
經營租約租金：		
樓宇	16,925	2,423
機械及設備	1,134	1,252
調撥預付租賃款項	1,031	2,677
攤分聯營公司稅項（列入攤佔聯營公司業績）	16,206	193
員工支出（下文附註(b)）	151,386	118,589
並已計入：		
出售持作買賣之投資收益	6,028	13,818
出售物業、機械及設備之收益	–	19,927
經營租約之租金收入：		
樓宇，已扣除支銷1,924,000港元（2006年：14,557,000港元）	–	22,174
機械及設備	17	539
總利息收入	100,714	107,482

附註：

	2007年 千港元	2006年 千港元
(a) 物業、機械及設備之折舊：		
年度撥備額	24,255	34,591
減：撥作在建合約工程資本之數額	(1,491)	(4,106)
撥作發展中項目資本之數額	(973)	(1,305)
撥作發展中物業資本之數額	(12)	–
	21,779	29,180

2006年

劉高原	200	2,700	836	180	–	3,916
陳佛恩	4	1,053	–	105	–	1,162
周美華	4	1,053	–	105	–	1,162
張漢傑	4	–	–	–	–	4
陳國強	180	368	–	37	–	585
周明權	488	–	–	–	–	488
郭少強	312	–	–	–	–	312
陳樹堅	308	–	–	–	–	308
張定球	4	–	–	–	–	4
	1,504	5,174	836	427	–	7,941

上述酌定花紅乃參考本集團兩個年度之業績而釐定之績效相關獎勵金。

年內概無任何董事放棄任何酬金。

13. **僱員酬金**

本集團於本年度五位最高薪人員包括於年內在任之一名董事(2006年：一名董事)，其酬金詳情如上文附註12所載。

其餘屬本集團僱員之四名(2006年：四名)最高薪人員之總酬金如下：

	2007年 千港元	2006年 千港元
薪金及其他福利	8,120	6,141
酌定花紅	1,102	2,996
退休福利計劃供款	154	159
以股份支付款項之費用	3,645	926
	13,021	10,222

彼等酬金級別如下：

	僱員人數 2007年	 2006年
2,000,001港元－2,500,000港元	2	2
2,500,001港元－3,000,000港元	–	2
3,000,001港元－3,500,000港元	1	–
5,000,001港元－5,500,000港元	1	–
	4	4

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。

10. 其他費用

	2007年 千港元	2006年 千港元
應收款項減值虧損	18,628	15,000
應收貸款附帶之換股權公平價值減少	1,650	–
出售前聯營公司之資本增值稅之罰息	–	46,500
與前投資有關之股息收入之應計預繳稅	45,415	–
外幣匯兌虧損	–	16,428
其他	3,375	934
	69,068	78,862

11. 融資成本

	2007年 千港元	2006年 千港元
借貸成本：		
須於五年內全數償還之銀行借款	23,349	17,763
毋須於五年內全數償還之銀行借款	8,706	–
來自少數股東之貸款	155	8,392
其他	7,598	1,632
	39,808	27,787
減： 撥作在建合約工程資本之數額	(3,307)	(2,685)
撥作發展中項目資本之數額	(11,710)	(8,392)
撥作發展中物業資本之數額	(1,194)	–
	23,597	16,710

撥作資本之借貸成本表示該實體在年度投資於該項目及物業所產生之實際借貸成本。

12. 董事酬金

已付或應付七名（2006年：九名）董事各人之酬金如下：

董事姓名	袍金 千港元	薪酬及其他福利 千港元	酌定花紅 千港元	退休福利計劃供款 千港元	以股份支付款項 千港元	合計 千港元
2007年						
劉高原	360	4,300	–	319	5,402	10,381
陳國強	320	–	–	–	–	320
周明權	787	–	–	–	–	787
郭少強	380	–	–	–	–	380
陳樹堅	439	–	–	–	–	439
梁寶榮	227	–	–	–	1,174	1,401
李昌安	68	–	–	–	1,274	1,342
	2,581	4,300	–	319	7,850	15,050

	2007年 千港元	2006年 千港元
香港	3,086,507	3,113,854
澳門	1,561,006	389,050
中國	134,165	37,580
	4,781,678	3,540,484

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	2007年 千港元	2006年 千港元	2007年 千港元	2006年 千港元
香港	1,734,243	2,134,102	16,952	8,841
澳門	709,855	142,293	–	–
中國	3,749,380	2,482,390	534,191	3,986
	6,193,478	4,758,785	551,143	12,827

9.　**其他收入**

	2007年 千港元	2006年 千港元 (重新列賬)
利息收入	42,070	25,921
應收遞延代價之推算利息收入	374	175
收回有關針對前聯營公司之賣方而提出之法庭訴訟之利息及法律費用	–	82,289
應收賬目減值虧損撥回	30,324	14,173
持作買賣之上市投資公平價值增加	83,444	636
衍生金融工具公平價值增加	–	17,895
投資物業公平價值增加	–	85,400
匯兌淨額收益	5,712	–
其他	3,444	43
	165,368	226,532

於2006年3月31日

	承建管理 千港元	項目管理 千港元	設施管理 千港元	港口及 基建發展 千港元	庫務投資 千港元	物業投資 千港元	綜合 千港元
資產							
分部資產	1,414,854	45,980	3,639	2,254,969	960,849	78,494	4,758,785
聯營公司權益	32,366	2,564	–	–	375,899	628	411,457
共同控制機構權益	2,570	–	–	–	–	–	2,570
未分配資產							808,866
總資產							5,981,678
負債							
分部負債	1,210,817	5,283	1,895	263,278	96,136	43,674	1,621,083
未分配負債							1,350,658
總負債							2,971,741
其他資料							
分部攤佔之資本增添	5,175	204	63	3,782	2,595	1,008	12,827
未分配資本增添							2,726
							15,553
分部攤佔之折舊及攤銷	13,680	75	34	–	1,329	7,693	22,811
未分配折舊及攤銷							6,369
							29,180
應收款項減值虧損	–	–	–	–	15,000	–	15,000
出售物業、機械及設備之收益	19,953	–	–	–	–	–	19,953
未分配金額							(26)
							19,927
應收款項減值虧損撥回	–	–	–	–	14,173	–	14,173

地區分部

本集團之業務位於中華人民共和國(香港及澳門除外)(「中國」)、香港及澳門。

下表按地區市場劃分(不論商品／服務來源地)提供本集團營業額之分析：

截至2006年3月31日止年度之業務分類資料呈列如下：

	承建管理 千港元	項目管理 千港元	設施管理 千港元	港口及基建發展 千港元	庫務投資 千港元	物業投資 千港元	對銷 千港元	綜合 千港元 (重新列賬)
營業額								
對外銷售	3,075,871	26,776	5,516	–	386,831	45,490	–	3,540,484
分部間銷售	283	–	1,471	–	3,481	15,515	(20,750)	–
	3,076,154	26,776	6,987	–	390,312	61,005	(20,750)	3,540,484
業績								
分部業績	120,209	16,049	1,593	–	79,922	12,161	–	229,934
未經分配之其他收入								82,289
未經分配之開支								(128,288)
利息收入								26,096
融資成本								(16,710)
衍生金融工具公平價值增加	–	–	–	17,895	–	–	–	17,895
投資物業公平價值增加	–	–	–	–	–	85,400	–	85,400
出售附屬公司之(虧損)收益	(4,456)	–	–	–	–	58,462	–	54,006
出售附屬公司但未計入分部之收益								6,750
取消聯營公司權益之減值虧損	–	–	–	–	26,914	–	–	26,914
攤佔聯營公司業績	1,043	1,106	–	–	(27,949)	629	–	(25,171)
攤佔未計入分部之聯營公司收益								7,987
攤佔共同控制機構業績	26	–	–	–	–	–	–	26
除稅前溢利								367,128
稅項								(52,804)
年度溢利								314,324

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

於2007年3月31日

	承建管理	項目管理	設施管理	港口及基建發展與物流	液化石油氣分銷	商務投資	物業投資	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產								
分部資產	1,966,433	23,329	4,246	3,161,018	308,674	678,049	51,729	6,193,478
聯營公司權益	29,038	3,376	–	605,179	–	–	72,641	710,234
共同控制機構權益	1,928	–	–	–	–	–	–	1,928
未分配資產								715,807
總資產								7,621,447
負債								
分部負債	1,844,278	1,845	2,265	665,139	33,712	2,769	346	2,550,354
未分配負債								1,822,244
總負債								4,372,598
其他資料								
分部攤佔之資本增添	19,418	46	1,300	401,552	128,491	–	336	551,143
未分配資本增添								3,743
								554,886
分部攤佔之折舊及攤銷	5,853	4	169	10,085	3,529	44	1	19,685
未分配折舊及攤銷								2,584
								22,269
應收款項減值虧損	615	–	–	–	–	18,000	–	18,615
未分配金額								13
								18,628
出售物業、機械及設備之虧損	979	–	–	–	–	–	–	979
未分配金額								(2)
								977
應收款項減值虧損撥回	–	–	–	–	–	30,324	–	30,324

8. 業務及地區分部

業務分類

就管理方面而言，本集團之業務現分為七大營運部門，分別為承建管理、項目管理、設施管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於上年期間，本集團之業務乃分為七個分部，分別為樓宇建造、土木工程、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。於本年度內，管理層將其經營分部重組，將樓宇建造及土木工程歸納為承建管理分部，比較之分類資料已相應地獲重新呈列。

截至2007年3月31日止年度之業務分類資料呈列如下：

	承建管理 千港元	項目管理 千港元	設施管理 千港元	港口及基建發展與物流 千港元	液化石油氣分銷 千港元	庫務投資 千港元	物業投資 千港元	對銷 千港元	綜合 千港元
營業額									
對外銷售	4,325,799	9,375	17,204	–	110,414	218,251	100,635	–	4,781,678
分部間銷售	1,596	12,215	7,423	1,264	–	–	–	(22,498)	–
	4,327,395	21,590	24,627	1,264	110,414	218,251	100,635	(22,498)	4,781,678
業績									
分部業績	58,733	2,797	(3,008)	(14,472)	3,304	173,680	13,863	–	234,897
未經分配之開支									(158,878)
利息收入									42,444
融資成本									(23,597)
收購業務之負商譽	–	–	–	–	3,755	–	–	–	3,755
出售聯營公司權益之收益	–	–	–	–	–	5,067	–	–	5,067
攤佔聯營公司業績	1,299	681	–	149,717	–	–	71,852	–	223,549
攤佔共同控制機構業績	(642)	–	–	–	–	–	–	–	(642)
除稅前溢利									326,595
稅收抵免									50,552
年度溢利									377,147

由於香港只有少數大型地產發展商，引致本集團有重大信貸集中風險於數名客戶及集中於香港之地理位置。由於彼等信譽昭著、過去付款記錄良好及與本集團有長期關係，故本公司董事認為本集團之信貸風險屬微不足道。結算日時，來自五大客戶之未償還結餘約為541,617,000港元。

就應收關連公司及聯營公司之信貸風險而言，由於各方之信用水平良好，本集團因對方違約而產生之信貸風險有限，本集團亦預期不會有任何未能向該等實體收回借款之重大損失。

(c) 流動資金風險

本集團之目標為通過銀行及其他借貸取得持續融資與靈活性之平衡。此外，一般融資目的則透過設立銀行融通額度。

6b. 公平價值

金融資產及金融負債之公平價值按以下方式釐定：

- 具備標準條款及條件並可於高流動性市場交易之金融資產，其公平價值根據市場報價釐定；
- 其他金融資產及金融負債(不包括衍生工具)之公平價值乃按公認定價模式以現有市場交易價格作現金流量分析折現至現值而釐定；及
- 衍生工具之公平價值乃以報價計算。倘若並無報價，非期權衍生工具之公平價值乃以折現現金流分析法及適用孳息曲線推測；基於期權之衍生工具之公平價值乃以期權定價模式推測。

董事認為，綜合財務報表中按攤銷成本列賬之金融資產及金融負債之賬面值與彼等之公平價值相若。

7. 營業額

營業額指年內經核實之合約工程總值以及本集團就其合約工程提供項目管理服務已收及應收款項毛額、設施管理服務收入、分銷液化石油氣收入、物業租金及相關收入、應收貸款收入、投資股息收入及出售證券／物業所得款項毛額，分析如下：

	2007年 千港元	2006年 千港元
建築合約收益	4,325,799	3,075,871
出售證券	137,966	297,678
分銷液化石油氣收入	110,414	—
應收貸款收入	77,466	86,129
出售物業	98,000	8,759
設施管理服務收入	17,204	5,516
項目管理服務收入	9,375	26,776
持作買賣上市投資之股息收入	2,819	3,024
物業租金及相關收入	2,635	36,731
	4,781,678	3,540,484

6. **金融工具**

6a. **金融風險管理目標及政策**

本集團之主要金融工具包括銀行存款、銀行結存、應收賬款、應收貸款、可供出售投資、持作買賣投資、換股權、應付賬款、應收(付)聯營公司／關連公司／少數股東款項、少數股東貸款及銀行與其他借款。上述金融工具所附帶之主要風險及減輕此等風險之政策載列如下：

(a) 市場風險

(i) 利率風險

本集團之公平價值利率風險主要為定息債項承擔，包括銀行及其他借貸。浮息借貸而言，則須面對現金流利率風險。由於現行市場利率波動，本集團之計息金融資產(包括應收貸款、應收聯營公司／關連公司款項及銀行結存)須面對現金流利率風險。

本集團並無訂立利率對沖合約。然而，管理層會密切注視利率風險，並會於必要時考慮利用利率掉期。

(ii) 貨幣風險

外幣風險指貨幣項目價值將因匯率變動而波動之風險。本集團若干應收款乃以澳元等外幣計值，使本集團須面對外幣風險。本集團目前並無外幣對沖政策。然而，管理層會密切注視外幣風險，並會於必要時考慮對沖外幣風險。

(iii) 其他價格風險

本集團因其可供出售及持作買賣投資而有權益證券之價格風險。管理層乃透過持有風險特性各異之投資組合來管控此種風險。

(b) 信貸風險

本集團之主要金融資產為銀行存款及銀行結存、應收貸款、銷貨客戶及應收關連公司／聯營公司款項。

由於交易對手為信譽良好之銀行，故銀行存款及銀行結存之信貸風險有限。

本集團在交易對手未能履行責任情況下，有關各類金融資產所承擔之最大信貸風險即：

- 綜合資產負債表上呈列各已確認金融資產之賬面值；及
- 附註50所披露之或然負債。

為盡量降低信貸風險，管理層已委派一小組專責釐定信貸限額、信貸審批及其他監管手續，確保就追回過期欠款採取跟進措施。另外，本集團會定期覆核各銷貨客戶之可收回款額及應收關連公司及聯營公司款額，確保就未能收回之款項作出恰當撥備。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

就綜合財務報表之呈列方式而言，本集團海外業務之資產與負債按於結算日適用之匯率換算為本公司之呈列貨幣（即港元），而其收入及開支則按該年度之平均匯率換算，惟匯率於該期間大幅波動則除外，於此情況下，則按各交易日期適用之匯率換算。產生之匯兌差額（如有）確認為權益之獨立部分（匯兌儲備）。該等匯兌差額於出售海外業務期間之損益賬內確認。

收購境外業務時所產生之已收購可識別資產之商譽及公平價值調整，乃視為該境外業務之資產及負債處理，並按結算日適用之匯率換算。產生之匯兌差額確認為匯兌儲備。

以股份支付款項之交易

就於2005年4月1日前授出及歸屬之購股權，本集團於行使後方會確認該等購股權之財務影響。

就於2005年4月1日後授予本集團董事及僱員之購股權，所獲服務之公平價值乃參考購股權於授出日期之公平價值釐定，在權益歸屬期間以直線法列作開支，並於權益（即以股份支付款項儲備）作相應之增加。

於各結算日，本集團會修改其對預期最終歸屬之購股權數目的估計。修改估計之影響（如有）會於損益賬確認並對以股份支付款項儲備作相應調整。購股權獲行使時，先前於以股份支付款項儲備中確認之款項將撥入股份溢價。當購股權於歸屬日期後被沒收或於屆滿日期仍未行使，先前於以股份支付款項儲備中確認之款項將撥入保留溢利。

5.　**不確定估計之主要來源**

應用本集團之會計政策時，管理層根據過往經驗、對未來之期望及其他資料作出多項估計。可能對在財務報表內確認之數額具重大影響之不確定估計之主要來源披露如下。

遞延稅項資產

於2007年3月31日，由於未來溢利來源不可預測，涉及未動用稅務虧損之遞延稅項資產734,000,000港元並無於本集團綜合資產負債表確認。如有所產生實際未來溢利高於預期之情況，重大遞延稅項抵免將於動用稅務虧損期間於綜合收益表確認。

借貸成本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部分成本。於資產大致上可供用作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額在當員工提供服務而享有該款額時，於到期支付時列作開支或撥作在建合約項目之資本(如適用)。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。本集團之本期稅項負債乃按於結算日前已頒布或實質頒布之稅率計算。

遞延稅項乃按財務報表資產及負債賬面值及計算應課稅溢利相應稅基之差額確認，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課稅溢利令有關資產得以全部或部分用回。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在權益中扣除或計入權益之項目有關，則遞延稅項亦會於權益中處理。

外幣

編製集團旗下個別實體之財務報表時，以該實體之功能貨幣以外貨幣(外幣)進行之交易，按交易日期之適用匯率折算為其功能貨幣(即該實體經營業務所在主要經濟環境之貨幣)入賬。於各結算日，以外幣列值之貨幣項目按該結算日之適用匯率重新換算。按公平價值入賬之以外幣列值之非貨幣項目，按釐定其公平價值當日之適用匯率重新換算。按歷史成本估量之以外幣列值非貨幣項目不予重新換算。

結算貨幣項目及換算貨幣項目所產生匯兑差額，於該等差額產生期間之損益賬內確認，惟因構成本集團於海外業務淨投資一部分之貨幣項目所產生匯兑差額除外，於此情況下，該等匯兑差額於綜合財務報表內權益確認。重新換算按公平價值入賬之非貨幣項目所產生匯兑差額計入期內損益，惟重新換算損益直接於權益確認之非貨幣項目所產生差額除外，於此情況下，匯兑差額亦直接於權益確認。

建築合約

倘建築合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘建築合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。合約工程之變動金額及索償額乃按客戶所協定者列賬。倘管理層估計有可預見虧損，則會為此計提撥備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

租約

倘租約條款將所有權絕大部分風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

經營租約之租金收入於有關租約年期按直線基準在收入報表確認。

根據經營租約應付租金於有關租約年期按直線基準在損益賬扣除。訂立經營租約時已收及應收作為獎勵之利益，於租約年期按直線基準扣減租金開支。

收入確認

收入按已收取或應收取代價之公平價值估量確認，代表於日常業務過程中提供商品及服務之應收款項減折扣及與銷售有關之稅項。

來自建築合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

項目管理服務收入及設施管理服務收入於提供服務時確認。

分銷液化石油氣之收入於送達貨品及所有權轉移時確認。

銷售物業之收入於簽訂具約束力之銷售協議時確認。

銷售證券之收入乃於銷售合同成為無條件時確認。

經營租約租金收入按有關租約年期以直線法確認。

投資之股息收入於本集團收取股息之權利確立時確認。

服務收入於提供服務時確認。

利息收入按時間比例基準，參照未償還本金金額及按有效利率計入，該利率乃按照預計年期來折現估計未來現金收益達致該資產賬面淨值。

益帳確認。可供出售金融資產之任何減值虧損於損益帳確認。可供出售之金融資產之減值虧損將不會於以後期間撥回。

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具按所訂立之合約安排性質，以及金融負債及股本權益工具之定義而分類。

權益工具

權益工具為帶有集團資產剩餘權益（經扣除其所有負債）之任何合約。本公司發行之權益工具乃按已收款項減直接發行成本記賬。

金融負債

本集團之金融負債（包括應付賬款、應付聯營公司／少數股東、少數股東貸款、應付遞延代價以及銀行及其他貸款）均按有效利率法於初始確認後以攤銷成本計算。

衍生金融工具

衍生金融工具初步按合約日期以公平價值入賬，並於其後之報告日期重新計算至公平價值。

不符合對沖會計法之衍生金融工具之公平價值變動均視作持作買賣金融資產／負債並於產生時在損益賬中確認。

倘衍生金融工具之風險及特徵與主合約並無關連，而主合約並非以公平價值入賬且未變現盈虧並非未錄入損益賬，列入其他金融工具或其他非金融工具之衍生金融工具則被當作獨立衍生金融工具。

終止確認

當自資產收取現金流量之權利已屆滿，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部分風險及回報轉移，則金融資產將被終止確認。於終止確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之間差額，將於損益賬中確認。

至於金融負債，惟當其已告失效時（即當於有關合約所訂明責任獲解除、取消或屆滿時）才於本集團之資產負債表中終止確認。終止確認金融負債之賬面值與已付或應付代價之間差額於損益賬確認。

減值（不包括商譽及無定限可使用年期之無形資產）

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

倘減值虧損於隨後撥回，則資產賬面值將增至經修訂之估計可收回金額，惟因此而增加之賬面值不可超過假設往年並無就該資產確認減值虧損而原應釐定之賬面值。減值虧損撥回即時確認為收入。

存貨

存貨（包括可供出售燃氣及消耗品）按成本及可變現淨值兩者之較低者列賬。成本按加權平均成本法計算。可變現淨值乃按日常業務過程中之估計銷售價減進行銷售時必須之估計成本為基準。

金融工具

倘有集團實體訂立金融工具之合約，金融資產及金融負債即須於綜合資產負債表內確認。金融資產及負債初步按公平價值估量。收購或發行金融資產和金融負債（按公平價值誌入收益表之金融資產及金融負債除外）直接應佔之交易成本，應於初步確認時加入或從金融資產或金融負債（如適用）之公平價值扣除。收購按公平價值誌入損益賬之金融資產或金融負債之直接應佔交易成本，即時於損益賬確認。

金融資產

本集團之金融資產乃分類為「貸款及應收款項」、「按公平價值誌入損益賬之金融資產」、及「可供出售之金融資產」。所有金融資產之日常買賣乃按交易日基準確認及終止確認。日常買賣指須於按市場規則或慣例所確立之時間內交付資產之金融資產買賣。所採納之會計政策載列於下文：

貸款及應收款項

貸款及應收款項為於活躍市場並無報價而附帶固定或可釐定付款之非衍生金融資產。於首次確認後之各結算日，貸款及應收款項（包括銀行存款、銀行結存、應收貸款、應收遞延代價、應收賬款、應收關連公司／聯營公司款項）採用有效利率法攤銷成本，並減任何已識別減值虧損列賬。倘有客觀證據顯示資產出現減值，則減值虧損會於損益賬確認，並按資產賬面值與按原實際利率貼現之估計未來現金流量現值之差額計算。倘資產可收回金額之增加能客觀地與確認減值後所發生之事件連繫，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

按公平價值誌入損益賬之金融資產

按公平價值誌入損益賬之金融資產分為兩個子類，包括「持作買賣之金融資產」及「於初始確認時被指定為按公平價值誌入損益賬之金融資產」。於初始確認後之每個結算日，按公平價值誌入損益賬之金融資產以公平價值估量，其公平價值之變動於產生期間直接於損益賬內列賬。

可供出售金融資產

可供出售金融資產為非衍生項目，無論是否劃分為其他類別（載於上文）。於初始確認後之每個結算日，可供出售金融資產按公平價值計算。公平價值之變動於權益確認，直至該金融資產被出售或決定被減值，屆時過往於權益賬內確認之累計收入或虧損會自權益剔除，並於損

經重估後，本集團攤佔收購當日之已識別資產、負債及或然負債之公平價值超出收購成本之金額乃隨即於損益賬中確認。

倘集團實體與本集團之聯營公司進行交易，則損益將以本集團於相關聯營公司之權益為限進行對銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其合資方於該等機構之經濟活動擁有共同控制權。

共同控制機構之業績、資產及負債乃以權益會計法列入綜合財務報表。根據權益法，於共同控制機構之投資乃按成本於綜合資產負債表中列賬，並就本集團分佔該共同控制機構的損益及權益變動的收購後變動作出調整，以及減去任何已識別的減值虧損。當本集團分佔某共同控制機構的虧損相等於或超出其於該共同控制機構的權益（其包括任何長期權益，而該長期權益實質上構成本集團於該共同控制機構之投資淨額的一部分），則本集團不再繼續確認其分佔之進一步虧損。額外分佔的虧損乃被撥備，而負債僅以本集團已產生法定或推定責任或代表該共同控制機構作出付款者為限被確認。

倘有集團實體與本集團的共同控制機構進行交易，未變現損益根據本集團於該有關共同控制機構的權益予以撇銷，惟倘未變現虧損證明所轉讓資產出現減值時，則須全額確認虧損。

業務合併收購之無形資產

業務合併收購之無形資產於符合無形資產之釋義，而其公平價值能可靠地計算時獨立於商譽識別及確認。該等無形資產之成本乃其於收購日期之公平價值。

初步確認後，有限使用年限之無形資產按成本減累計攤銷及任何累計減值虧損列賬。使用年期有限之無形資產會於估計使用年限內按直線法作攤銷撥備。相反，無定限使用年期之無形資產按成本減任何其後累計減值虧損列賬（請參閱下文有關其他無形資產之會計政策）。

其他無形資產

於初始確認時，自業務合併以外途徑獨立購得之無形資產乃按成本確認。於初始確認後，其他具無定限使用年期之無形資產乃按成本減任何已識別減值虧損入賬。

其他具有限使用年期之無形資產乃按成本減累計攤銷及已識別減值虧損入賬。

因取消確認無形資產而產生之收益或虧損乃按出售所得款項淨額與有關資產之賬面值之差額估量，並於有關資產取消確認時在綜合收益表確認。

並無可用年期限期之無形資產每年進行減值測試，而不論是否出現任何減值跡象，方法為將其賬面值與可收回金額作比較。倘資產可收回金額估計低於其賬面值，則資產賬面值下調至其可收回金額。減值虧損即時確認為開支。

損首先被分配至削減任何商譽之賬面值，其後以每單位內每一資產為基準按比例分配至該單位之其他資產。商譽之任何減值虧損直接於綜合收益表確認。商譽之任何減值虧損於其後期間不予撥回。

收購附屬公司／業務產生之資本化商譽另行於綜合資產負債表列賬。收購聯營公司產生之資本化商譽（以權益法列賬）列入聯營公司之投資成本，並評估投資減值。

其後出售附屬公司／業務，已資本化之商譽之應佔金額乃計入釐定出售之損益。

收購之負商譽

收購附屬公司／業務／增購附屬公司權益產生之收購負商譽，指被收購公司之可識別資產、負債及或然負債之公平價值淨值超出業務合併成本之部分。收購之負商譽即時於損益賬內確認。

物業、機械及設備

物業、機械及設備按成本減累計折舊及累計減值虧損列賬。

物業、機械及設備在計及估計剩餘價值後，按其估計可使用年期以直線法折舊以撇銷其成本。

物業、機械及設備於出售或預期繼續使用該資產時並無未來經濟利益時終止確認。因終止確認資產而產生的損益（按該項目之出售所得款項淨額與其賬面值之差額計算）於終止確認該項目當年之綜合收益表內確認。

發展中項目／列為流動資產之發展中物業

持作未來出售之發展中項目及列為流動資產之發展中物業乃按成本及可變現淨值兩者中較低者列賬。成本包括土地／海域使用權、開發支出、資本化借貸成本及其他直接應佔開支。

列為非流動資產之發展中物業

尚未釐定用途之發展中物業按成本減已識別減值虧損於綜合財務報表列賬。發展中物業之成本包括（如適用）撥充資本之利息。概不就發展中物業計提折舊。

預付租賃款項

用作收購土地或海域之租賃權益之預付款項乃列作經營租約，並以成本入賬及按直線法於租賃期攤銷。

聯營公司權益

聯營公司乃投資者具有重大影響力，惟既非附屬公司亦非合營企業之實體。

聯營公司之業績及資產及負債均採用權益會計法計入綜合財務報表。根據權益法，於聯營公司之投資乃按成本值於綜合資產負債表列賬，並就本集團應佔聯營公司損益及權益變動（扣除任何已識別之減值虧損）之收購後變動作出調整。如本集團之應佔聯營公司虧損相等於或超過其於聯營公司之權益（包括實質上構成本集團於聯營公司淨投資之任何長期權益），則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表聯營公司支付款項，則就額外應佔虧損作出撥備及確認負債。

年內收購或出售附屬公司之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

有需要時，附屬公司之財務報表將予以調整，以將其會計政策與本集團其他成員公司一致。

所有集團內公司間之主要交易及結餘在綜合財務報表時均予以對銷。

於綜合附屬公司資產淨值之少數股東權益與本集團於其之權益分別呈列。於資產淨值之少數股東權益包括於原有業務合併日期之該等權益金額，以及自合併日期以來之少數股東所佔之權益變動。少數股東適用之虧損超出於附屬公司權益之少數股東權益之金額乃分配至本集團之權益，惟須以少數股東有約束力之責任並可作出額外投資以填補虧損之情況為限。

業務合併

收購附屬公司／業務按收購會計法入賬。收購成本乃按交換日期所給予資產、所產生或承擔之負債及本集團為交換被收購公司之控制權而發行之權益工具及之公平價值，加業務合併直接應佔之成本計算。被收購方之可予識別資產、負債及或然負債，須於收購日期按其公平價值計算。

收購時產生之商譽乃確認為資產，初始按成本計量，即業務合併成本超過本集團於已確認可識別資產、負債及或然負債之公平價值淨額之溢價。於重新評估後，倘本集團於被收購公司之已可識別資產、負債及或然負債之淨公平價值所佔權益高於業務合併之成本，則該高出數額即時於損益賬內確認。

少數股東於被收購方之權益，初步按已確認資產、負債及或然負債之淨公平價值的少數股東比例計算。

增購附屬公司權益

增購附屬公司權益時，所增購附屬公司權益所佔之相關資產及負債之公平價值及賬面值之間差額乃於資本儲備支銷。增購權益所產生之商譽或負商譽乃基於該附屬公司一切可識別資產及負債之公平價值，按增購權益成本及本集團所增加權益之差額計算。

商譽

收購附屬公司或聯營公司而產生之商譽，指收購成本超逾本集團於收購當日應佔相關附屬公司或聯營公司之可識別資產、負債及或然負債之公平價值權益之差額。該商譽乃按成本減任何已識別減值虧損列賬。

就減值測試而言，收購所產生之商譽乃被分配到各預期可從收購之協同效應中受惠之有關創現單位或創現單位組別。並對已獲撥入商譽之創現單位每年或有跡象顯示該單位有可能出現減值時進行減值測試。就其於一財政年度收購產生之商譽而言，已獲撥入商譽之創現單位於該財政年度結束前進行減值測試。當創現單位之可收回金額低於該單位之賬面值，則減值虧

(b) 對於2005年4月1日之綜合資產負債表之影響：

	於2005年4月1日(原列) 千港元	會計政策更改之影響 千港元	於2005年4月1日(重新列賬) 千港元
資產影響：			
衍生金融工具	20,792	232,917	253,709
權益影響：			
保留溢利	301,116	232,917	534,033

3. **應用新訂及經修訂香港財務報告準則(「香港財務報告準則」)**

於本年度，本集團首次採納下列於本集團2006年4月1日至2007年3月31日止財政年度生效之數項由香港會計師公會頒布之新準則，修訂及詮釋(「新訂香港財務報告準則」)。採納該等新訂香港財務報告準則對本期間或過往會計期間業績之編製及呈列方式並無重大影響。因此，並無作出過往期間調整。

本集團並無提早採納以下已頒布但未生效之新訂及經修改準則、修訂或詮釋。保華之董事預期應用該等準則、修訂或詮釋對本集團之業績及財政狀況將無重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第23號(經修改)	借貸成本[2]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	營運分部[2]
香港(國際詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範疇[3]
香港(國際詮釋委員會)－詮釋第9號	重新評估附帶衍生工具[4]
香港(國際詮釋委員會)－詮釋第10號	中期財務報告及減值[5]
香港(國際詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[6]
香港(國際詮釋委員會)－詮釋第12號	特許使用權服務安排[7]

1 由2007年1月1日或以後開始之全年期間有效
2 由2009年1月1日或以後開始之全年期間有效
3 由2006年5月1日或以後開始之全年期間有效
4 由2006年6月1日或以後開始之全年期間有效
5 由2006年11月1日或以後開始之全年期間有效
6 由2007年3月1日或以後開始之全年期間有效
7 由2008年1月1日或以後開始之全年期間有效

4. **主要會計政策**

除若干金融工具乃按下文所述之會計政策按公平價值估量外，綜合財務報表乃根據歷史成本法編製。

綜合財務報表乃根據香港會計師公會頒布之香港會計準則編製。另外，綜合財務報表內已包括香港聯交所證券上市規則(「上市規則」)及香港公司條例所規定之適用披露。

綜合基準

綜合財務報表包括本公司及本公司所控制之附屬公司(附屬公司)之財務報表。倘本公司有能力監管一實體之財務及營運政策，以從其活動中獲益，即獲得該實體之控制權。

綜合財務報表附註
截至2007年3月31日止年度

1. **概述**

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司(「香港聯交所」)上市。本公司之註冊辦事處以及其主要營業地點已於本年報「公司資料」一節作出披露。

綜合財務報表以港元呈列，港元亦為本公司之功能貨幣。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註57。

2. **會計政策更改**

於2006年4月1日前，購買附屬公司之額外權益，就所收購額外權益支付之代價與攤佔該附屬公司淨資產賬面值兩者如有出現差額，則通過計算商譽或負商譽確認。於本年度，管理層重估本集團購買附屬公司額外權益之會計政策。保華已更改確認該等收購之會計政策。據新會計政策，本集團於收購當日重估該附屬公司之所有可識別資產及負債之公平價值，並通過抵扣資本儲備確認應佔收購權益之公平價值變動。購買額外權益產生之商譽或負商譽乃根據該附屬公司之所有可識別資產及負債之公平價值計算收購權益之額外成本與本集團之相關權益增加兩者間差額而釐訂。董事認為，該政策(就商業合併及購買附屬公司額外權益下之所有交易為公平價值)可就附屬公司相關業務之性質呈列更具意義之資訊。

該會計政策更改並沒對本年度收益造成影響。

於2006年3月31日止年度收購之洋口港附屬公司額外15%權益已作過往年度入賬調整。會計政策更改對財政之影響概列如下：

(a) **對過往年度之業績之影響：**

	2006年 千港元
原列本公司之股權持有人應佔溢利	310,487
確認增購附屬公司權益之負商譽減少	(8,461)
衍生金融工具公平價值減少	(23,165)
年內溢利減少	(31,626)
重列之本公司股權持有人應佔溢利	278,861

	附註	2007年 千港元	2006年 千港元 (重新列賬)
投資業務			
收購業務	45	(369,262)	–
收購聯營公司權益		(278,520)	–
發展中物業增加		(125,996)	–
物業、機械及設備增加		(50,077)	(14,580)
增購附屬公司權益		(7,800)	(60,185)
預付租賃款項增加		(383)	–
已抵押銀行存款減少(增加)		76,021	(118,622)
已收利息		42,070	25,921
出售聯營公司權益所得款項		26,055	–
已收聯營公司股息		4,790	12,573
收回應收遞延代價		4,000	–
出售物業、機械及設備所得款項		1,973	49,192
出售其他無形資產所得款項		115	–
收購附屬公司(扣除所收購之現金及與現金等值項目)	46	–	(200)
收購聯營公司之已付按金		–	(160,211)
出售附屬公司(扣除所出售之現金及現金等值項目)	47	–	782,240
已收共同控制機構股息		–	7,000
來自(用於)投資業務之現金淨額		(677,014)	523,128
融資活動			
新籌措銀行及其他借款		1,198,106	557,183
發行股份所得款項		58,158	25
來自少數股東出資		50,261	10,525
償還銀行及其他借款		(850,715)	(575,376)
已付利息		(39,808)	(27,787)
償還少數股東之貸款		(31,821)	(217,756)
已付本公司股東之股息		(19,531)	(968,139)
已付附屬公司少數股東之股息		(12,075)	(14,856)
股份回購		(4,381)	(14,478)
償還應付少數股東款項		(3,597)	–
發行股份開支		(635)	(274)
來自(用於)融資活動之現金淨額		343,962	(1,250,933)
現金及與現金等值項目增加(減少)淨額		42,430	(582,984)
外幣匯率轉變影響		7,866	1,450
現金及與現金等值項目承前		666,038	1,247,572
現金及與現金等值項目結轉		716,334	666,038
現金及與現金等值項目結存分析			
短期銀行存款		441,769	526,504
銀行結存及現金		294,997	139,534
銀行透支		(20,432)	–
		716,334	666,038

綜合現金流量表
截至2007年3月31日止年度

	2007年 千港元	2006年 千港元 (重新列賬)
經營業務		
除稅前溢利	326,595	367,128
就下列項目進行調整：		
融資成本	23,597	16,710
出售附屬公司之收益	–	(60,756)
出售物業、機械及設備之虧損(收益)	977	(19,927)
出售聯營公司權益所致收益	(5,067)	–
聯營公司權益之減值虧損撥回	–	(26,914)
攤佔聯營公司業績	(223,549)	17,184
攤佔共同控制機構業績	642	(26)
調撥預付租賃款項	1,031	2,677
無形資產攤銷	490	–
物業、機械及設備之折舊	21,779	29,180
持作買賣之上市投資之公平價值增加	(83,444)	(636)
應收貸款附帶之換股權之公平價值減少	1,650	–
衍生金融工具之公平價值增加	–	(17,895)
投資物業之公平價值增加	–	(85,400)
以股份支付款項之費用	23,083	5,082
利息收入	(42,444)	(26,096)
應收款項之減值虧損	18,628	15,000
應收款項減值虧損撥回	(30,324)	(14,173)
收購業務之負商譽	(3,755)	–
未計營運資金變動前之經營業務現金流量	29,889	201,138
發展中項目增加	(290,888)	(136,179)
應收(付)客戶合約工程款項減少 (扣除應計利息開支及折舊)	553,472	23,017
持作出售物業減少(增加)	78,245	(73,295)
應收貸款(增加)減少	(72,759)	85,196
存貨增加	(23,425)	–
應收賬款、訂金及預付款項(增加)減少	(511,224)	145,421
應收關連公司款項減少	115,017	95,029
應收聯營公司款項減少(增加)	167,848	(59,093)
持作買賣投資減少	82,605	12,227
應付賬款及應計開支增加(減少)	237,139	(130,435)
應付共同控制機構款項減少	–	(20,766)
應付聯營公司款項增加	13,751	874
來自經營業務之現金	379,670	143,134
已付香港利得稅	(3,296)	(2,296)
香港利得稅退款	–	4,175
已付海外稅項	(892)	(192)
來自經營業務之現金淨額	375,482	144,821

	本公司之股權持有人應佔												
	股本	股份溢價	特別儲備	資本儲備	投資重估儲備	其他儲備	匯兌儲備	以股份支付款項儲備	保留溢利	小計	附屬公司之以股份支付款項儲備	少數股東權益	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於2006年4月1日：重新列賬	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	4,940	2,324,755	2,570,632	137	439,168	3,009,937
因換算海外業務而產生之匯兌差額	–	–	–	–	–	–	54,168	–	–	54,168	–	27,800	81,968
可供出售投資之公平價值減少	–	–	–	–	(238)	–	–	–	–	(238)	–	(103)	(341)
應佔聯營公司匯兌儲備	–	–	–	–	–	–	15,167	–	–	15,167	–	–	15,167
應佔聯營公司其他儲備	–	–	–	–	–	2,019	–	–	–	2,019	–	–	2,019
直接於權益確認之(開支)收入淨額	–	–	–	–	(238)	2,019	69,335	–	–	71,116	–	27,697	98,813
年度溢利	–	–	–	–	–	–	–	–	345,665	345,665	–	31,482	377,147
出售聯營公司權益時轉出	–	–	–	–	–	(2,991)	(218)	–	–	(3,209)	–	–	(3,209)
年度已確認(開支)收入總額	–	–	–	–	(238)	(972)	69,117	–	345,665	413,572	–	59,179	472,751
轉撥聯營公司儲備	–	–	–	–	–	33	–	–	(33)	–	–	–	–
購回及註銷股份	(200)	(4,181)	–	–	–	–	–	–	–	(4,381)	–	–	(4,381)
確認以股份支付款項之費用	–	–	–	–	–	–	–	22,181	–	22,181	1,088	–	23,269
根據購股權計劃發行股份	3,657	59,597	–	–	–	–	–	(5,096)	–	58,158	–	–	58,158
於已授出購股權失效時轉出	–	–	–	–	–	–	–	(63)	63	–	–	–	–
附屬公司根據購股權計劃發行股份	–	–	–	–	–	–	–	–	–	–	(244)	1,744	1,500
根據以股代息計劃發行股份	984	(984)	–	–	–	–	–	–	–	–	–	–	–
於收購附屬公司額外權益時發行股份	6,850	192,701	–	–	–	–	–	–	–	199,551	–	–	199,551
以股代息所產生之進賬	–	–	–	–	–	–	–	–	24,477	24,477	–	–	24,477
發行股份費用	–	(635)	–	–	–	–	–	–	–	(635)	–	–	(635)
分派	–	–	–	–	–	–	–	–	(369,668)	(369,668)	–	–	(369,668)
附屬公司分發之股息	–	–	–	–	–	–	–	–	–	–	–	(17,547)	(17,547)
少數股東出資	–	–	–	–	–	–	–	–	–	–	–	48,761	48,761
附屬公司派發之以股代息	–	–	–	–	–	–	–	–	–	–	–	5,472	5,472
增購附屬公司權益	–	–	–	(142,035)	–	–	–	–	–	(142,035)	–	(60,761)	(202,796)
於2007年3月31日	149,171	415,627	124,695	(343,326)	(590)	4,794	74,260	21,962	2,325,259	2,771,852	981	476,016	3,248,849

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

資本儲備指本集團所收購附屬公司之額外權益攤佔之相關資產及負債之公平價值。

綜合權益變動表
截至2007年3月31日止年度

	本公司之股權持有人應佔												
	股本	股份溢價	特別儲備	資本儲備	投資重估儲備	其他儲備	匯兌儲備	以股份支付款項儲備	保留溢利	小計	附屬公司之以股份支付款項儲備	少數股東權益	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於2005年3月31日，原列	136,920	184,811	124,695	2,480,000	991	–	(561)	–	301,116	3,227,972	–	536,425	3,764,397
會計政策更改之影響(附註2)	–	–	–	–	–	–	–	–	232,917	232,917	–	–	232,917
於2005年4月1日，重新列賬	136,920	184,811	124,695	2,480,000	991	–	(561)	–	534,033	3,460,889	–	536,425	3,997,314
因換算海外業務而產生之匯兌差額	–	–	–	–	–	–	5,928	–	–	5,928	–	2,412	8,340
可供出售投資之公平價值減少	–	–	–	–	(1,343)	–	–	–	–	(1,343)	–	(303)	(1,646)
分佔聯營公司其他儲備	–	–	–	–	–	5,733	–	–	–	5,733	–	–	5,733
分佔聯營公司匯兌儲備	–	–	–	–	–	–	(224)	–	–	(224)	–	–	(224)
直接於權益確認之(開支)收入淨額	–	–	–	–	(1,343)	5,733	5,704	–	–	10,094	–	2,109	12,203
年度溢利(重新列賬)	–	–	–	–	–	–	–	–	278,861	278,861	–	35,463	314,324
年度已確認(開支)收入總額	–	–	–	–	(1,343)	5,733	5,704	–	278,861	288,955	–	37,572	326,527
轉撥自資本儲備	–	–	–	(2,480,000)	–	–	–	–	2,480,000	–	–	–	–
購回及註銷股份之費用	(1,052)	(13,426)	–	–	–	–	–	–	–	(14,478)	–	–	(14,478)
確認以股份支付款項之費用	–	–	–	–	–	–	–	4,945	–	4,945	137	–	5,082
根據購股權計劃發行股份	1	29	–	–	–	–	–	(5)	–	25	–	–	25
根據以股代息計劃發行股份	2,011	(2,011)	–	–	–	–	–	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	–	–	29,931	29,931	–	–	29,931
發行股份費用	–	(274)	–	–	–	–	–	–	–	(274)	–	–	(274)
分派	–	–	–	–	–	–	–	–	(998,070)	(998,070)	–	–	(998,070)
附屬公司分發之股息	–	–	–	–	–	–	–	–	–	–	–	(18,169)	(18,169)
少數股東出資	–	–	–	–	–	–	–	–	–	–	–	10,525	10,525
附屬公司派發之以股代息	–	–	–	–	–	–	–	–	–	–	–	3,313	3,313
增購附屬公司權益	–	–	–	(201,291)	–	–	–	–	–	(201,291)	–	(130,498)	(331,789)
於2006年3月31日，重新列賬	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	4,940	2,324,755	2,570,632	137	439,168	3,009,937

	附註	2007年 千港元	2006年 千港元 (重新列賬)
非流動負債			
一年後到期之銀行及其他借款	41	426,751	164,625
應付遞延代價	45	121,213	–
遞延税項負債	42	947,924	900,000
		1,495,888	1,064,625
		3,248,849	3,009,937
資本及儲備			
股本	43	149,171	137,880
儲備		2,622,681	2,432,752
本公司之股權持有人應佔權益		2,771,852	2,570,632
附屬公司之以股份支付款項儲備		981	137
少數股東權益		476,016	439,168
總權益		3,248,849	3,009,937

綜合資產負債表
於2007年3月31日

	附註	2007年 千港元	2006年 千港元 (重新列賬)
非流動資產			
物業、機械及設備	18	528,203	35,800
發展中項目	20	2,411,680	1,958,869
發展中物業	21	44,458	—
預付租賃款項	22	67,968	23,136
商譽	23	61,646	61,646
其他無形資產	24	55,775	8,035
聯營公司權益	25	710,234	411,457
收購聯營公司之訂金	25(b)	—	160,211
共同控制機構權益	26	1,928	2,570
可供出售投資	27	1,312	1,653
一年後到期之應收貸款	28	30,956	—
一年後到期之應收聯營公司款項	30	—	117,000
應收遞延代價	31	6,597	10,223
		3,920,757	2,790,600
流動資產			
發展中物業	21	82,732	—
持作出售物業		—	78,245
預付租賃款項	22	1,766	575
存貨		23,425	—
一年內到期之應收貸款	28	181,508	105,886
一年內到期之應收關連公司款項	29	150,099	251,852
一年內到期之應收聯營公司款項	30	187,314	227,776
應收客戶合約工程款項	32	223,637	163,379
應收賬款、訂金及預付款項	33	1,910,690	1,415,407
應收貸款附帶之換股權	34	1,427	—
持作買賣投資	35	155,783	161,693
可退回稅款		2,942	1,605
已抵押銀行存款	36	42,601	118,622
短期銀行存款	36	441,769	526,504
銀行結存及現金	36	294,997	139,534
		3,700,690	3,191,078
流動負債			
應付客戶合約工程款項	32	1,038,548	429,615
應付賬款及應計開支	37	1,157,990	899,829
應付聯營公司款項	38	17,429	3,678
應付少數股東款項	39	4,071	4,638
少數股東貸款	40	—	123,439
應付稅項		61,286	45,759
一年內到期之銀行及其他借款	41	597,386	400,158
		2,876,710	1,907,116
流動資產淨值		823,980	1,283,962
總資產減流動負債		4,744,737	4,074,562

2. 經審核財務報表

以下乃本集團截至2007年3月31日止兩個年度每年之經審核綜合收益表及本集團於2006年及2007年3月31日之經審核綜合資產負債表連同有關之附註(「財務報表」)(摘錄自本公司截至2007年3月31日止年度之年報)。

綜合收益表
截至2007年3月31日止年度

	附註	2007年 千港元	2006年 千港元 (重新列賬)
營業額	7	4,781,678	3,540,484
銷售成本		(4,502,108)	(3,185,938)
毛利		279,570	354,546
其他收入	9	165,368	226,532
行政費用		(238,936)	(188,890)
分銷成本		(18,471)	–
其他費用	10	(69,068)	(78,862)
融資成本	11	(23,597)	(16,710)
出售聯營公司權益之收益		5,067	–
收購業務之負商譽	45	3,755	–
出售附屬公司之收益		–	60,756
聯營公司權益之減值虧損撥回		–	26,914
攤佔聯營公司業績		223,549	(17,184)
攤佔共同控制機構業績		(642)	26
除稅前溢利	14	326,595	367,128
稅收抵免(支出)	15	50,552	(52,804)
年度溢利		377,147	314,324
以下人士應佔：			
原列本公司之股權持有人		345,665	310,487
過往年度調整	2(a)	–	(31,626)
重列本公司之股權持有人		345,665	278,861
少數股東權益		31,482	35,463
		377,147	314,324
分派	16	369,668	998,070
		港元	港元
每股盈利	17		
基本		0.236	0.204
攤薄		0.233	0.203

	二零零七年 千港元	二零零六年 千港元 (重新列賬)	二零零五年 千港元 (重新列賬)
流動負債			
應付客戶合約工程款項	1,038,548	429,615	435,198
應付賬款及應計開支	1,157,990	899,829	1,076,195
應付共同控制機構款項	–	–	20,766
應付聯營公司款項	17,429	3,678	2,804
應付少數股東款項	4,071	4,638	104,833
少數股東貸款	–	123,439	–
應付税項	61,286	45,759	1,882
一年內到期之銀行及其他借款	597,386	400,158	289,960
	2,876,710	1,907,116	1,931,638
流動資產淨值	823,980	1,283,962	2,074,796
總資產減流動負債	4,744,737	4,074,562	5,178,741
非流動負債			
少數股東貸款	–	–	241,000
一年後到期之銀行及其他借款	426,751	164,625	300,000
應付遞延代價	121,213	–	–
遞延税項負債	947,924	900,000	923,020
	1,495,888	1,064,625	1,464,020
	3,248,849	3,009,937	3,714,721
資本及儲備			
股本	149,171	137,880	136,920
儲備	2,622,681	2,432,752	3,041,906
本公司之股權持有人應佔權益	2,771,852	2,570,632	3,178,826
附屬公司之以股份支付款項儲備	981	137	–
少數股東權益	476,016	439,168	535,895
總權益	3,248,849	3,009,937	3,714,721

綜合資產負債表

	於三月三十一日		
	二零零七年	二零零六年	二零零五年
	千港元	千港元 (重新列賬)	千港元 (重新列賬)
非流動資產			
物業、機械及設備	528,203	35,800	237,278
已投資物業	–	–	455,000
發展中項目	2,411,680	1,958,869	1,806,466
發展中物業	44,458	–	–
預付租賃款項	67,968	23,136	131,576
商譽	61,646	61,646	61,646
其他無形資產	55,775	8,035	15,481
聯營公司權益	710,234	411,457	381,209
收購聯營公司之訂金	–	160,211	–
共同控制機構權益	1,928	2,570	9,544
可供出售投資	1,312	1,653	–
證券投資	–	–	1,778
一年後到期之應收貸款	30,956	–	1,508
一年後到期之應收關連公司款項	–	–	779
一年後到期之應收聯營公司款項	–	117,000	–
應收遞延代價	6,597	10,223	–
遞延稅項資產	–	–	1,680
	3,920,757	2,790,600	3,103,945
流動資產			
發展中物業	82,732	–	–
持作出售物業	–	78,245	91,278
預付租賃款項	1,766	575	3,190
存貨	23,425	–	–
一年內到期之應收貸款	181,508	105,886	190,401
一年內到期之應收關連公司款項	150,099	251,852	346,102
一年內到期之應收聯營公司款項	187,314	227,776	168,683
應收客戶合約工程款項	223,637	163,379	185,188
應收賬款、訂金及預付款項	1,910,690	1,415,407	1,586,246
應收貸款附帶之換股權	1,427	–	–
其他投資	–	–	173,284
持作買賣投資	155,783	161,693	–
可退回稅款	2,942	1,605	7,506
已抵押銀行存款	42,601	118,622	–
短期銀行存款	441,769	526,504	1,044,337
銀行結存及現金	294,997	139,534	210,219
	3,700,690	3,191,078	4,006,434

1. 財務概要

以下乃本集團已公布之截至二零零七年三月三十一日止三個年度每年之經審核綜合業績及本集團於二零零五年三月三十一日、二零零六年三月三十一日及二零零七年三月三十一日之經審核資產及負債(摘錄自本公司截至二零零七年三月三十一日及二零零六年三月三十一日止年度之年報所載之財務報表)：

綜合收益表

	截至三月三十一日止年度		
	二零零七年	二零零六年	二零零五年
	千港元	千港元 (重新列賬)	千港元 (重新列賬)
營業額	4,781,678	3,540,484	3,588,015
銷售成本	(4,502,108)	(3,185,938)	(3,363,119)
毛利	279,570	354,546	224,896
其他收入	165,368	226,532	84,107
行政費用	(238,936)	(188,890)	(196,920)
分銷成本	(18,471)	–	–
其他費用	(69,068)	(78,862)	(59,574)
融資成本	(23,597)	(16,710)	(6,266)
出售投資物業之收益	–	–	1,129
出售聯營公司權益之收益	5,067	–	–
收購業務之負商譽	3,755	–	–
出售附屬公司之收益	–	60,756	–
出售附屬公司部分權益之收益	–	–	67,968
出售及攤薄聯營公司權益所致收益	–	–	519,873
聯營公司權益之減值虧損撥回	–	26,914	(182,087)
攤佔聯營公司業績	223,549	(17,184)	43,310
攤佔共同控制機構業績	(642)	26	727
除稅前溢利	326,595	367,128	497,163
稅收抵免(支出)	50,552	(52,804)	23,772
年度溢利	377,147	314,324	520,935
以下人士應佔：			
原列本公司之股權持有人	345,665	310,487	521,920
過往年度調整	–	(31,626)	–
重列本公司之股權持有人	345,665	278,861	521,920
少數股東權益	31,482	35,463	(985)
	377,147	314,324	520,935
分派	369,668	998,070	40,717
	港元	港元	港元
每股盈利			
基本	0.236	0.204	0.385
攤薄	0.233	0.203	0.385

推薦意見

董事局認為，事先尋求保華股東頒授一項上限授權以批准收購事項，乃公平合理及符合保華及保華股東之整體利益，此舉將會為保華集團提供彈性，可按董事局所釐定之符合保華及保華股東整體利益之價格(惟無論如何將不會超過上限)收購全部或部分相關權益。因此，董事局建議保華股東投票贊成將於股東特別大會上提呈，有關批准向董事局頒授一項授權以進行收購事項(受限於上限)之普通決議案。

其他資料

懇請　閣下留意本通函各附錄所載之其他資料。

此致

列位保華股東　台照

代表董事局
保華集團有限公司
副主席兼董事總經理
劉高原
謹啟

二零零七年十二月十七日

上市規則之涵義

保華目前就買賣協議或有關可能收購事項將予達成之協議概無明確時間表。然而，根據上市規則第十四章，收購事項倘得以落實，可能構成保華一項主要交易，及將須待(其中包括)保華股東於股東特別大會上批准，方可作實。

基於上文所述之特殊情況，最終代價於現階段仍未落實，故保華已經向聯交所申請豁免嚴格遵守第14.34及14.40條。收購事項之最終代價倘於競投活動後得以落實，保華將另行發表公布。

保華將舉行股東特別大會，以考慮及酌情批准向董事局頒授一項授權以進行收購事項(受限於上限)及其項下擬進行之交易。概無任何保華股東須於股東特別大會上就建議之決議案放棄投票。

股東特別大會

保華將會為考慮及酌情批准向董事局頒授一項授權以進行收購事項(受限於上限)及其項下擬進行之交易，以及當中其他事項(如有)而召開股東特別大會。

本通函第176至177頁載有將於二零零八年一月四日(星期五)上午十時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳召開股東特別大會之通告。

本通函隨附代表委任表格。無論　閣下能否出席股東特別大會及於會上投票，務請按照代表委任表格列印之指示盡快將其填妥，且無論如何須於股東特別大會或其續會指定舉行時間48小時前將表格交回保華在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

要求以點票方式表決之程序

根據保華之公司細則第66條，除非以下人士要求以點票方式表決，否則於股東大會上提呈表決之決議案以舉手方式表決：

(i) 大會主席；或

(ii) 至少三名親自或(倘保華股東為公司)由正式授權之代表或委任代表出席並有權投票之保華股東；或

(iii) 一名或多名親自或(倘保華股東為公司)由正式授權之代表或委任代表出席而佔不少於全部有權在大會上投票之保華股東十分之一之總投票權之保華股東；或

(iv) 一名或多名親自或(倘保華股東為公司)由正式授權之代表或委任代表出席且擁有股份並有權在大會上投票之保華股東，而其股份之已繳股本總和相等於不少於有權在大會上投票之全部股份已繳股本總額之十分之一；或

(v) 如指定證券交易所之規則有所規定，則任何一名或以上之董事倘個別或共同持有委任代表投票權佔該會上總投票權百分之五(5%)或以上之股份，則可於會上要求點票表決。同時，如以舉手方式表決時，表決結果與該等委任代表表格所指示者相反，但如以持有之總代表權而言，舉行點票表決顯然不會推翻舉手表決之結果，則有關董事毋須要求以點票方式表決。

以點票方式表決之要求必須在公布以舉手方式表決之結果時或之前，或撤回任何其他以點票方式表決之要求時提出。

資本結構、流動資金及資本來源

於二零零七年九月三十日，南通港口集團之銀行結存及現金(包括抵押銀行結存)減少46.5%，由二零零六年十二月三十一日約人民幣127,000,000元減至二零零七年九月三十日約人民幣68,000,000元。銀行借貸於二零零七年九月三十日增加2.6%，由二零零六年十二月三十一日約人民幣583,000,000元增至二零零七年九月三十日約人民幣598,000,000元。

南通港口集團之業務一般由內部產生之現金流量及銀行借款所撥付。所有銀行結存及現金及銀行借貸均以人民幣列值。銀行借貸亦須按浮息計息，並須於三個月至超過三年償還。該等期限不同之銀行貸款之浮動利率借款按6.66%之實際利率計息。

或然負債

於二零零七年九月三十日，南通港口集團概無任何重大或然負債(二零零六年九月三十日：無)。

僱員

由於若干僱員退休，南通港口集團之僱員人數由二零零六年十二月三十一日之4,112減少至二零零七年九月三十日之3,888，減幅為5.4%。所有僱員均位於中國。僱員酬金、花紅及培訓之政策與表現掛鉤，並與市場率相若。於截至二零零七年九月三十日止九個月，員工總支出(包括董事酬金)由截至二零零六年九月三十日止九個月約人民幣129,000,000元增加至截至二零零七年九月三十日止九個月人民幣151,000,000元，增幅17.1%，包括退休福利計劃供款約人民幣17,000,000元(截至二零零六年九月三十日止九個月：人民幣13,000,000元)，而花紅付款則因二零零七年財務表現有所提升及員工人數減少而增加。

外幣風險

南通港口集團之交易以人民幣列值。因此，南通港口集團並無外幣波動之風險。南通港口集團概無訂立任何金融工具以作對沖之用。

資產抵押

於二零零七年九月三十日，南通港口集團約人民幣240,000,000元之港口設備及約人民幣232,000,000元之租賃土地使用權(二零零六年十二月三十一日：概無抵押港口設備，惟將人民幣236,000,000元之土地使用權抵押)已作南通港口集團取得銀行貸款及銀行信貸之抵押。所抵押資產之增加主要用於抵押新增之銀行信貸，以滿足年內該項目之資本需求。無抵押之銀行信貸金額由二零零六年十二月三十一日約人民幣120,000,000元大幅減少至二零零七年九月三十日約人民幣70,000,000元。

資本負債比率

資本負債比率由二零零六年十二月三十一日之76.8%下降至二零零七年九月三十日之71.5%(銀行借款及其他貸款以佔總權益百分比列示)。

財資政策

南通港口集團一直採用適合其需要之金融政策，如需要，其運作通常由其內部資源及銀行信貸撥付。

前景及未來計劃

來年，南通港口集團將繼續從事提供港口服務。南通港口集團還將不斷尋找新商機，並擴大其規模(如需要)。

僱員

由於若干僱員退休，南通港口集團之僱員人數由二零零五年十二月三十一日之4,375減少至二零零六年十二月三十一日之4,112，減幅為6.0%。所有僱員均位於中國。僱員酬金、花紅及培訓之政策與表現掛鈎，並與市場率相若。截至二零零六年十二月三十一日止年度之員工總支出(包括董事酬金)減少4.5%，即由截至二零零五年十二月三十一日止年度約人民幣198,000,000元減少至截至二零零六年十二月三十一日止年度約人民幣189,000,000元，包括退休福利計劃供款約人民幣20,000,000元(二零零五年：人民幣16,000,000元)。

外幣風險

南通港口集團之交易以人民幣列值。因此，南通港口集團並無外幣波動之風險。南通港口集團概無訂立任何金融工具以作對沖之用。

資產抵押

於二零零六年十二月三十一日，南通港口集團約人民幣236,000,000元之土地使用權(二零零五年：人民幣100,000,000元之銀行存款、人民幣86,000,000元之港口設備及人民幣86,000,000元之土地使用權)已作南通港口集團取得銀行信貸之抵押。

資本負債比率

資本負債比率由二零零五年十二月三十一日之158.7%下降至二零零六年十二月三十一日之76.8%(銀行借款及其他貸款以佔總權益之百分比列示)，很大程度上是由於保華合共注資約人民幣279,000,000元所致。

財資政策

南通港口集團一直採用適合其需要之金融政策，如需要，其運作通常由其內部資源、繳足股本及銀行信貸撥付。

前景及未來計劃

來年，南通港口集團將繼續從事提供港口服務。南通港口集團還將不斷尋找新商機，並擴大規模(如需要)。

截至二零零七年九月三十日止九個月

業務回顧

南通港口集團之營業額由截至二零零六年九月三十日止九個月約人民幣394,000,000元增加至截至二零零七年九月三十日止九個月約人民幣494,000,000元，增幅為25.4%。南通港口集團之除稅後溢利由截至二零零六年九月三十日止九個月約人民幣40,000,000元增加至截至二零零七年九月三十日止九個月約人民幣66,000,000元，增幅為65.0%。投入營運該項目增加了貨運量，以及年內進一步提升了內部管理的營運效率，乃營業額及除稅後溢利增加的主要促因。

分部資料

由於年內南通港口集團於中國開展業務，且截至二零零七年九月三十日止九個月所有南通港口集團之資產及負債均位於中國，故概無呈列地區分部資料。期內，由於南通港口集團僅從事提供港口相關物流服務，概無呈列業務分部資料。

重大投資、重大收購及出售事項

截至二零零七年九月三十日止九個月期間，南通港口集團並無進行重大投資、重大收購及出售事項。

財資政策

南通港口集團一直採用適合其需要之金融政策，如需要，其運作通常由其內部資源、繳足股本及銀行信貸撥付。

前景及未來計劃

來年，南通港口集團將繼續從事提供港口服務。南通港口集團還將不斷尋找新商機，並計劃於二零零六年前完成該項目。

截至二零零六年十二月三十一日止年度

業務回顧

南通港口集團之營業額由截至二零零五年十二月三十一日止年度約人民幣524,000,000元輕微增加至截至二零零六年十二月三十一日止年度約人民幣530,000,000元，增幅為1.1%。然而，南通港口集團之除稅後溢利由截至二零零五年十二月三十一日止年度之虧損約人民幣384,000,000元，轉為截至二零零六年十二月三十一日止年度之錄得溢利約人民幣54,000,000元，乃主要由於為在二零零五年十二月三十一日產生之重組費用及公司擔保作出非經常性撥備，以及行政費用因營運成本控制及工作進度加快而減少22.8%(即由二零零五年十二月三十一日約人民幣167,000,000元減少至二零零六年十二月三十一日約人民幣129,000,000元)所致。

分部資料

由於年內南通港口集團於中國開展業務，且截至二零零六年十二月三十一日止年度所有南通港口集團之資產及負債均位於中國，故概無呈列地區分部資料。年內，由於南通港口集團僅從事提供港口相關物流服務，概無呈列業務分部資料。

重大投資、重大收購及出售事項

南通港口集團於二零零六年繼續興建該項目。物業、機械及設備因此由二零零五年十二月三十一日約人民幣1,408,000,000元增加至二零零六年十二月三十一日約人民幣1,559,000,000元，增幅為10.7%。

資本結構、流動資金及資本來源

南通港口集團之銀行結存及現金(包括抵押銀行結存)由二零零五年十二月三十一日約人民幣323,000,000元減少至二零零六年十二月三十一日約人民幣127,000,000元，減幅為60.7%。銀行貸款由二零零五年十二月三十一日約人民幣523,000,000元增加至二零零六年十二月三十一日約人民幣583,000,000元，增幅為11.5%，而其他貸款則由二零零五年十二月三十一日約人民幣124,000,000元減少至二零零六年十二月三十一日之人民幣零元。繳足股本由二零零五年十二月三十一日約人民幣687,000,000元增加至二零零六年十二月三十一日約人民幣966,000,000元，乃由於保華注資合共約人民幣279,000,000元所致。

南通港口集團之業務一般由內部產生之現金流量、銀行貸款及繳足股本所撥付。所有銀行結存及現金及銀行貸款均以人民幣列值。借款亦須以浮息計息，並須於不多於兩個月至超過三年償還，而其他貸款以固定利率計息，並須於二零零六年十二月前償還。該等到期日不同之銀行貸款之流動利率借款按6.48%之實際利率計息。

或然負債

於二零零六年十二月三十一日，南通港口集團概無任何重大或然負債(二零零五年：無)。

資本結構、流動資金及資本來源

於二零零五年十二月三十一日，南通港口集團之銀行結存及現金(包括抵押銀行結存)約為人民幣323,000,000元，較二零零四年十二月三十一日約人民幣118,000,000元按年增長173.7%。於該筆人民幣323,000,000元之款項中，約人民幣156,000,000元以港元列值，而其餘款項則以人民幣列值。

銀行貸款乃以人民幣列值，並由二零零四年十二月三十一日約人民幣410,000,000元增加至二零零五年十二月三十一日約人民幣523,000,000元，增幅為27.6%。其他貸款亦以人民幣列值，並由二零零四年十二月三十一日約人民幣116,000,000元增加至二零零五年十二月三十一日約人民幣124,000,000元，增幅為6.9%。以上兩項貸款均主要用於撥付該項目之資本開支。

全部借款亦以固定利率及浮息計息，並須於不多於兩個月至超過三年償還，而其他貸款僅以固定利率計息，並須於二零零六年十二月前償還。該等期限不同之貸款之流動利率借款按6.54%之實際利率計息，固定利率借款按8%之實際利率計息。

繳足股本由二零零四年十二月三十一日約人民幣362,000,000元增加至二零零五年十二月三十一日約人民幣687,000,000元，增幅為89.8%，乃由於保華、南通國資及國投交通分別注入約人民幣156,000,000元、人民幣131,000,000元及人民幣38,000,000元至繳足股本所致。

因此，南通港口集團之業務一般由內部產生之現金流量、銀行借貸、其他貸款及繳足股本所撥付。

或然負債

於二零零五年十二月三十一日，南通港口集團概無任何重大或然負債(二零零四年：無)。

僱員

南通港口集團之僱員人數由二零零四年十二月三十一日之4,347增加至二零零五年十二月三十一日之4,375，增幅為0.6%，主要由於為該項目聘用若干應屆畢業生。所有僱員均位於中國。僱員酬金、花紅及培訓之政策與表現掛鉤，並與市場率相若。截至二零零五年十二月三十一日止年度之員工總支出(包括董事酬金)增加21.5%，即由截至二零零四年十二月三十一日止年度約人民幣163,000,000元增加至截至二零零五年十二月三十一日止年度約人民幣198,000,000元，包括退休福利計劃供款約人民幣16,000,000元(二零零四年：人民幣13,000,000元)。

外幣風險

南通港口集團之交易以人民幣列值，主要面對若干港元金額(約人民幣156,000,000元等值金額)風險，並受外匯管制所影響。因此，外幣波動之風險僅限於港元金額。南通港口集團概無訂立任何金融工具以作對沖之用。

資產抵押

於二零零五年十二月三十一日，南通港口集團約人民幣100,000,000元之銀行存款、約人民幣86,000,000元之港口設備以及約人民幣86,000,000元之土地使用權(二零零四年：人民幣12,000,000元之銀行存款、人民幣14,000,000元之港口設備及人民幣26,000,000元之土地使用權)已作南通港口集團取得銀行信貸之抵押。

資本負債比率

資本負債比率為158.7%(銀行借款及其他貸款以佔總權益之百分比列示)(二零零四年：134.4%)。資本負債比率增加主要是由於年內新籌措之銀行貸款增加。

外幣風險

南通港口集團之交易以人民幣列值。因此，南通港口集團並無外幣波動之風險。南通港口集團概無訂立任何金融工具以作對沖之用。

資產抵押

於二零零四年十二月三十一日，南通港口集團約人民幣12,000,000元之銀行存款、約人民幣14,000,000元之港口設備以及約人民幣26,000,000元之土地使用權已作南通港口集團取得銀行信貸之抵押。

資本負債比率

資本負債比率為134.4%（銀行借款及其他貸款以佔總權益之百分比列示）。

財資政策

南通港口集團一直採用適合其需要之金融政策，如需要，其運作一般由其內部資源及銀行信貸撥付。

前景及未來計劃

來年，南通港口集團將繼續從事提供港口服務。南通港口集團還將不斷尋找新商機，並計劃於二零零六年前完成該項目。

截至二零零五年十二月三十一日止年度

業務回顧

截至二零零五年十二月三十一日止年度，南通港口集團之營業額約為人民幣524,000,000元，較於二零零四年十二月三十一日約人民幣439,000,000元按年增長19.4%。截至二零零五年十二月三十一日止年度南通港口集團之除稅後虧損約為人民幣384,000,000元，較二零零四年十二月三十一日約人民幣12,000,000元按年增長約32倍。儘管收益上升19.4%，且行政費用減少25.1%（由截至二零零四年十二月三十一日止年度約人民幣223,000,000元減少至截至二零零五年十二月三十一日止年度之人民幣167,000,000元），虧損增加主要是由於(i)為提高南通港口集團之營運效率而就重組費用計提撥備約人民幣219,000,000元；及(ii)向與南通港口集團並無關連之第三方提供約人民幣149,000,000元之公司擔保，而該第三方已於隨後清盤。

分部資料

由於年內南通港口集團於中國開展業務，且截至二零零五年十二月三十一日止年度所有南通港口集團之資產及負債均位於中國，故概無呈列地區分部資料。年內，由於南通港口集團僅從事提供港口相關物流服務，因此概無呈列業務分部資料。

重大投資、重大收購及出售事項

南通港口集團於二零零五年十二月三十一日繼續興建該項目。物業、機械及設備因此由二零零四年十二月三十一日約人民幣1,000,000,000元增加至二零零五年十二月三十一日約人民幣1,408,000,000元，增幅為40.8%。

收購事項之原因及裨益

保華集團主要從事港口及其他基建項目之開發與投資、與港口設施有關之土地及物業開發與投資、財務投資及透過其附屬公司保華建業集團有限公司從事綜合工程及物業相關服務之業務。

完成(不論是否全部或與另一股東按比例收購)後，南通港口將成為保華之間接附屬公司，而南通港口集團之業績將會併入在保華集團賬目內。由於收購事項將使保華集團可攤佔南通港口集團未來收益之較大份額，而鑑於南通港口集團近期業務表現及盈利能力，董事預期保華集團之盈利能力將會因完成而在未來進一步提升。

管理層對南通港口之討論及分析

截至二零零四年十二月三十一日止年度

業務回顧

截至二零零四年十二月三十一日止年度南通港口集團之營業額及虧損分別約為人民幣439,000,000元及人民幣12,000,000元。

分部資料

由於年內南通港口集團於中國開展業務，且截至二零零四年十二月三十一日止年度其所有資產及負債均位於中國，故概無地區分部資料。年內，由於南通港口集團僅從事提供港口相關物流服務，因此概無呈列業務分部資料。

重大投資、重大收購及出售事項

南通港口集團於二零零四年繼續投資於新大型貨運港口狼山港三期(「該項目」)，該港口有6個總長度超過700米之停泊位。

資本結構、流動資金及資本來源

於二零零四年十二月三十一日，南通港口集團之銀行結存及現金(包括抵押銀行結存)約為人民幣118,000,000元，銀行貸款約為人民幣410,000,000元及其他貸款約為人民幣116,000,000元。

南通港口集團之業務通常由內部產生之現金流量、銀行貸款及其他貸款所撥付。所有銀行結存及現金、銀行貸款及其他貸款均以人民幣列值。所有借款亦以固定利率及浮息計息，並須於不多於兩個月至超過三年償還，而其他貸款則僅以固定利率計息，並須於二零零六年十二月前償還。該等期限不同之貸款之流動利率借款按6.54%之實際利率計息，固定利率借款按8%之實際利率計息。

或然負債

於二零零四年十二月三十一日，南通港口集團概無任何重大或然負債。

僱員

於二零零四年十二月三十一日，南通港口集團之僱員人數為4,347，彼等均位於中國。僱員酬金、花紅及培訓之政策與表現掛鉤，並與市場率相若。於二零零四年十二月三十一日止，員工總支出(包括董事酬金)約為人民幣163,000,000元，包括退休福利計劃供款約人民幣13,000,000元。

緊隨收購事項完成後

(假設保華集團收購全部相關權益)


保華集團
南通國資
57.32%
42.68%
南通港口

緊隨收購事項完成後

(假設按持股比例收購相關權益)


保華集團
南通國資
51.32%
48.68%
南通港口

有關國投交通之資料

國投交通乃根據中國法律註冊成立，並為國家開發投資公司(一間國有之投資控股公司)之全資附屬公司。國投交通之主要經營業務包括港口、收費道路及橋樑之投資、管理及興建，以及於其他運輸相關項目之投資。

收購事項所帶來之財務影響

董事擬以保華集團之內部資源及(如有需要)銀行融資作為收購事項代價之資金。

隨完成後，南通港口之業績、資產及負債將併入保華集團之財務報表。誠如本通函附錄三所載，假設收購事項之最終代價相等於上限，即人民幣10億元(相等於約10.3億港元)，收購事項亦已於二零零七年九月三十日完成，備考總資產將增加約23.79億港元，而備考總負債將增加約16.95億港元。

除上述者外，董事不預期收購事項會帶來任何其他即時重大財務影響。有關經擴大保華集團之未經審核備考資產負債表之詳情，請參閱本通函附錄三。

根據上述情況(ii)，保華將自國投交通收購約6.32%權益，而南通國資則將收購約6.0%權益。因此，保華按比例計算釐定（10.3億港元 × 45% ÷（45%+42.68%））收購6.32%額外權益之上限將為約5.29億港元。

保華確認，保華僅會於董事認為最高價格符合保華及其股東之整體利益時，方會以最高價格行使其優先購買權以收購相關權益。

有關南通港口之資料

南通港口集團主要在南通港（位於中國江蘇省南通市）從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務及引航等業務。根據香港財務報告準則，南通港口之註冊資本約為人民幣9.66億元（相等於約9.95億港元），其中約人民幣4.35億元乃保華集團為認購其現時之45%股權而出資。有關保華集團就南通港口45%股權投資之詳情，已載列於保華在二零零五年八月十二日刊登之公布及在二零零五年八月二十二日刊發之通函內。

於最後實際可行日期，南通港口分別由保華集團持有45%，由南通國資持有42.68%，另由國投交通則持有12.32%。假設保華集團成功收購國投交通出售之全部相關權益，保華集團將會擁有南通港口之57.32%股權。然而，假若南通國資亦行使其優先購買權，而保華集團僅按比例收購部分相關權益，則保華集團將擁有南通港口之51.32%股權。

以下為按照香港財務報告準則編製南通港口集團截至二零零五年及二零零六年十二月三十一日止兩個財政年度之經審核綜合財務業績及南通港口集團截至二零零七年九月三十日止九個月之未經審核綜合財務業績概要：

	截至九月三十日止九個月	截至十二月三十一日止年度	
	二零零七年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元
營業額	493,805	530,123	524,216
除税前溢利／(虧損)	66,585	54,285	(356,318)
除税後溢利／(虧損)	66,328	54,006	(383,844)

於二零零六年十二月三十一日及二零零七年九月三十日，南通港口集團按照香港財務報告準則編製之經審核綜合資產淨值分別約為人民幣7.591億元及人民幣8.364億元（相等於約7.819億港元及8.615億港元）。

下圖為緊接收購事項完成前及緊隨收購事項完成後之南通港口股權結構：

收購事項完成前


保華集團
國投交通
南通國資
45%
12.32%
42.68%
南通港口

上限相當於相關權益應佔之基本賬面值(根據中國公認會計原則編製)約7.8倍，雖然較為接近參照賬面值所得出之可資比較公司估值之上限，但仍在該估值範圍之內。南通港口集團並非上市公司，故其可變現能力或會較上述可資比較公司為低；惟另一方面，收購事項將使南通港口合併為保華集團之附屬公司，保華集團可能就此錄得溢價，且上限亦為招標程式給予若干調節。有關方面將於下文詳述。

設定上限之理由

鑑於該公布及本通函將以公開形式發表，董事局認為提述任何建議投標價實屬不宜，且會為任何競投者製造不公平之優勢。倘保華股東批准，董事局將行使其判斷，以南通港口集團之資產淨值以及其財務數據及未來盈利潛力等作為參考，釐定出價格以進行收購事項，董事局認為此舉符合保華及保華股東之整體最佳利益。

現時這個機會對保華集團在多方面來說可算十分獨特。保華集團於二零零五年八月公布其早着先機投資南通港口以取得其45%權益，故此保華集團在這兩年時間對南通港口集團已相當熟悉，從而減低作進一步收購之風險，而其他競投者將僅以有限時間評估有關情況。

考慮到保華集團之獨特地位，保華希望於拍賣會可靈活設定上限，據此可有效地回應其他競投者採取之策略。當然，保華並無理由、亦不會於進行拍賣時支付高於其所須之金額。儘管如此，董事局相信保華集團今次策略性機會實屬千載難逢。假若保華於拍賣會上作出選擇性之決定時受到不必要之局限，而導致保華錯失是次機會，將有損保華之利益。因此，董事局相信，對保華集團而言，上限是一個公平合理之數。

投標機制

保華可參與競投活動，直接競投相關權益及(如需要)在出價最高者之價格基礎上，行使其於合營合同所賦予之優先購買權，以收購相關權益。倘保華選擇行使優先購買權及(i)出現一名以上之競投者，而南通港口之其他股東(即南通國資)不行使其優先購買權以收購相關權益，則保華可按出價最高之競投者所出之相同價格(「最高價格」)收購全部相關權益；或(ii)出現一名以上之競投者，而南通國資亦選擇行使其優先購買權以收購相關權益，則保華僅可與南通國資以各自之應付代價(以最高價格為基準按各自於南通港口之持股百分比比例計算)收購部分相關權益；或(iii)倘並無競投者，保華集團應付之代價則將會由保華及國投交通根據掛牌公告之轉讓價格和交易條件協定。

股份代號	名稱	業務性質	二零零七年中期報告之各資產淨值 a (港元)	於二零零七年十一月一日之市價 b (港元)	二零零七年中期報告之各已發行股份 c	於二零零七年十一月一日之市賬率 d=b*c/a
1199	中遠太平洋有限公司	集裝箱碼頭之管理及經營、集裝箱租賃、集裝箱管理、物流、集裝箱製造、銀行及其相關業務	19,018,763,400	24.00	2,240,669,298	2.83
1919	中國遠洋控股股份有限公司 – H股	提供集裝箱航運價值鏈內之集裝箱航運、集裝箱碼頭、集裝箱租賃以及貨運代理和船務代理服務	35,776,463,930	33.80	8,919,337,000	8.43
2880	大連港股份有限公司 –H股	提供油品及液體化工品碼頭及物流業務，提供集裝箱碼頭及物流業務以及提供港口增值服務：包括拖輪、引航、理貨及資訊科技服務	5,646,678,360	7.12	2,926,000,000	3.69
3378	廈門國際港務股份有限公司 – H股	集裝箱裝卸及儲存業務；散貨／件雜貨裝卸業務；儲存及港口配套增值服務；以及製造及銷售建築材料	3,456,977,670	2.90	2,726,200,000	2.29
3382	天津港發展控股有限公司	於中國經營集裝箱碼頭	3,172,066,000	8.03	1,787,100,000	4.52
		平均(從事港口及／或與港口有關業務之公司)				3.92

上限與保華集團總資產及保華市值比較

上限僅相當於保華集團於二零零七年三月三十一日約76.214億港元之經審核總資產約13.5%，或根據保華於最後實際可行日期在聯交所所報收市價計算之市值約21%。

以市賬率為釐定上限之基準

雖然參考現金流量／盈利及賬面值之通用分析基準可作指引用途，但是，由於保華集團對南通港口集團現有45%股權之注資於二零零六年九月才完成，故南通港口集團二零零六年之過往財務數據僅反映其初始階段之營運表現。在此情況下，董事認為以傳統用作評估營運已成熟之港口業務之現金流量／盈利為基準，可能不適用於是次情況，惟市賬率則可被視為一個合理之評估基準。

根據來自聯交所及彭博於二零零七年十一月一日之數據以及就董事所深知，有10間可資比較之香港上市公司(「**可資比較公司**」)從事類似南通港口集團業務之港口及／或與港口有關之業務。注意到於二零零七年十一月一日(緊接公布前之交易日)市賬率自約1.15倍至8.43倍之範圍內，平均約4倍。以下列舉各自可資比較之公司資料：

股份代號	名稱	業務性質	二零零七年中期報告之各資產淨值 a (港元)	於二零零七年十一月一日之市價 b (港元)	二零零七年中期報告之各已發行股份 c	於二零零七年十一月一日之市賬率 d=b*c/a
從事港口及/或與港口有關業務之公司						
144	招商局國際有限公司	港口營運、塗料及集裝箱生產、經營收費公路、房地產發展及投資以及證券交易	23,938,000,000	55.45	2,389,097,168	5.53
316	東方海外(國際)有限公司	國際運輸及物流、經營貨櫃碼頭、商業房地產、中國業務及證券投資	34,161,114,000	81.50	625,793,297	1.49
517	中遠國際控股有限公司	提供船舶買賣及供應服務以及房地產投資及發展	2,647,900,000	11.90	1,458,485,291	6.55
560	珠江船務發展有限公司	航運代理、直接裝運及轉運內河貿易貨物、處置卸貨、貨物統籌及倉儲、貨櫃托運	1,562,612,000	1.99	900,000,000	1.15
598	中國外運股份有限公司－H股	貨運代理、快遞服務、船務代理服務、倉儲和碼頭服務、海運及汽車運輸服務	7,974,223,000	5.15	4,249,002,200	2.74

權益而使南通港口成為附屬公司。因此，董事局敦請保華股東頒授一項授權，以人民幣10億元(相等於約10.3億港元)之價格為授權上限(「上限」)，使保華能夠進行收購事項。根據上市規則第十四章，保華集團之收購事項倘得以落實，可能構成保華一項主要交易。

由於南通港口並非保華附屬公司，且國投交通除其持有之南通港口權益外，於保華集團並無持有任何權益或董事職務，故此國投交通及南通港口並非保華之關連人士。董事確認，就他們作出一切合理諮詢後所深知、盡悉及確信，國投交通及其最終實益擁有人除與收購事項有利益關係及持有南通港口現有權益外，彼等均為獨立於保華及其關連人士之第三方。

批准及監管規定

根據有關出售國有資產之監管規定，國投交通須透過公開掛牌及交易方式，出售其持有之南通港口相關權益。

根據有關中國法規，掛牌程式由國投交通指定一間產權交易所(「產權交易所」)公布相關權益掛牌出售公告來進行。產權交易所將於掛牌公告中訂明出售條件及意向受讓方之資格。於掛牌過程之前或期間內，產權交易所不得與任何意向受讓方簽訂具約束力之協議。掛牌期將由產權交易所釐定，最少為20個工作日。倘於掛牌期結束時，有一名以上之合資格意向受讓方提交申請受讓相關權益並登記，則相關權益將會由該等意向受讓方進行競價程式，包括以拍賣、招／投標、網上競價等。倘於掛牌期結束時，僅有一名合資格意向受讓方提交申請受讓相關權益並登記，則雙方可經協商，按載於掛牌公告之轉讓價格及交易條件之基礎上訂立協議。於最後實際可行日期，產權交易所概無就相關權益之交易而發表任何掛牌公告或明確時間表。

由於無法確定產權交易所發布之時間表可否照顧到保華在提交標書前辦妥一切必要監管手續及取得保華股東批准之需要，故此保華須事先取得保華股東之批准，以便在競價程式成為必要時，可於其將予提交之標書中提出承諾價或行使其優先購買權，並適時進行收購事項。同樣，基於現時並無相關權益之明確招標／拍賣時間表，而對產權交易所何時發布有關明確時間表亦未能作出有意義之預測，故此董事認為，保華尋求保華股東頒授一項授權，使保華在保華股東作出批准之日起計十二個月之期間內進行收購事項，乃屬公平合理，且符合保華之利益。

達成上限之基準

就取得保華股東之必要授權而言，人民幣10億元(相等於約10.3億港元)之上限乃經考慮多項因素後釐定，包括：

1. 相關權益分佔南通港口集團於二零零六年十二月三十一日資產淨值之比例(根據中國公認會計原則編製)，即約人民幣1.283億元(相等於約1.321億港元)；

2. 10間從事類似南通港口集團業務而可資比較之香港上市公司之市賬率，由1.15倍至8.43倍(平均約4倍)；

3. 南通港口集團之業績將於收購事項完成後併入保華集團賬目；及

4. 在策略上需要為競投程式制定緩衝額。

保華集團有限公司*
PYI Corporation Limited

(於百慕達註冊成立之有限公司)
(股份代號：498)

獨立非執行董事：
周明權*OBE, JP*(主席)
郭少強
陳樹堅
梁寶榮*GBS, JP*
李昌安

執行董事：
劉高原(副主席兼董事總經理)

非執行董事：
陳國強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

可能主要交易
收購南通港口集團有限公司
進一步權益

緒言

於二零零七年十一月二日，董事局宣布保華已獲國投交通知會，其有意透過公開招標及競價方式，出售其持有之南通港口(目前為保華擁有45%權益之聯營公司)全部12.32%股權。保華擬參與該公開程式；如有需要，則將在出價最高者之價格基礎上行使優先購買權，以收購上述之12.32%股權而使南通港口成為附屬公司。因此，董事局敦請保華股東頒授一項授權，以人民幣10億元(相等於約10.3億港元)之價格為授權上限，使保華能夠進行收購事項。

根據上市規則第十四章，保華集團進行之收購事項倘得以落實，可能構成保華一項主要交易，並須(其中包括)取得保華股東之批准。

本通函旨在向　閣下提供收購事項之詳情及給予　閣下股東特別大會通告。

收購事項

可能收購事項

保華已獲國投交通知會，其有意透過公開掛牌及交易方式，出售其持有之南通港口(目前為保華擁有45%權益之聯營公司)相關權益。保華擬參與相關權益之公開交易程式；如有需要，則將在出價最高者之價格基礎上行使其在合營合同所賦予之優先購買權，以收購相關

* 僅資識別

「保華股東」	指	股份持有人
「相關權益」	指	國投交通現時持有之南通港口12.32%股權
「人民幣」	指	中國法定貨幣人民幣
「國投交通」	指	國投交通公司(SDIC Communications Co.)，一間於中國註冊成立之公司，為國家開發投資公司(State Development & Investment Corp.)之全資附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	將予召開及舉行之保華股東特別大會，讓保華股東考慮及酌情批准(其中包括(如有))向董事局授出授權以進行收購事項(須受上限所規限)及其項下擬進行之交易
「股份」	指	保華已發行股本中每股面值0.10港元之現有普通股
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比

就本通函而言，除另有註明外，人民幣兑換為港元乃根據人民幣1.00元兑1.03港元之匯率進行。

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「收購事項」	指	保華建議收購(不論是否收購全部或與南通國資按各自權益比例應佔之部分)現時由國投交通持有之南通港口12.32%權益之事項
「該公布」	指	保華於二零零七年十一月二日就收購事項發表之公布
「上限」	指	最高價格人民幣10億元(相等於約10.3億港元)
「董事局」	指	董事局
「關連人士」	指	具有上市規則所賦予之涵義
「本公司」或「保華」	指	保華集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所主板上市
「完成」	指	完成收購事項
「董事」	指	保華董事
「經擴大保華集團」	指	保華集團及南通港口集團
「本集團」或「保華集團」	指	保華及其附屬公司
「香港」	指	中國香港特別行政區
「港元」	指	香港法定貨幣港元
「合營合同」	指	南通國資、國投交通及保華集團有限公司(一間保華全資附屬公司)於二零零五年十一月一日訂立之合資經營合同
「最後實際可行日期」	指	二零零七年十二月十三日，即本通函付印前可確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄十所載之上市公司董事進行證券交易的標準守則
「南通港口」	指	南通港口集團有限公司(Nantong Port Group Limited)，一間於中國註冊成立之公司，保華集團於最後實際可行日期持有其45%股權
「南通國資」	指	南通國有資產投資控股有限公司(Nantong State-owned Assets Investment Holdings Limited)，前稱南通眾和控股有限公司(Nantong Zhonghe Holdings Limited)，一間於中國註冊成立之有限公司，並由南通市人民政府國有資產監督管理委員會全資擁有
「南通港口集團」	指	南通港口及其附屬公司
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區及台灣

目 錄

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有保華集團有限公司（「保華」）之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

保華集團有限公司*
PYI Corporation Limited

（於百慕達註冊成立之有限公司）
（股份代號：498）

可能主要交易
收購南通港口集團有限公司
進一步權益

保華集團有限公司之財務顧問

新百利有限公司

保華謹訂於二零零八年一月四日（星期五）上午十時三十分假座香港金鐘道88號太古廣場香港JW萬豪酒店3樓宴會廳舉行股東特別大會（「股東特別大會」），大會通告載於本通函第176至177頁。本通函隨附代表委任表格。無論　閣下能否出席股東特別大會及在會上投票，務請按照代表委任表格列印之指示將其填妥，且無論如何須盡快於股東特別大會或其續會指定舉行時間48小時前將表格交回保華在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

* 僅資識別

二零零七年十二月十七日

YI

華集團有限公司
YI Corporation Limited
ck Code 股份代號 : 0498.HK

2008 Interim Report 中期報告





Based in Hong Kong, PYI Corporation Limited focuses on infrastructure investment in and operation of bulk cargo port and logistics facilities in the Yangtze River region in China. It also engages in land and property development in association with port facilities. In addition, PYI provides comprehensive engineering and property-related services through Paul Y. Engineering Group Limited.

保華集團有限公司以香港為基地，專注於中國長江流域一帶的大宗散貨港口基建投資及物流運作業務。保華亦從事與港口設施相關的土地及房產開發業務，並通過保華建業集團有限公司，提供全面的工程及房地產相關服務。

Content 目錄

Chairman's Statement
主席報告書



"PYI's investments in ports and logistics facilities in the Yangtze River region performed satisfactorily during the first half of the financial year. We are pleased to declare an interim dividend of 1.5 cents."

「保華投資在長江流域的港口與物流設施，上半財政年度表現理想。集團欣然宣派 1.5 仙中期股息。」

Dear Shareholders,

I am pleased to present our interim report and condensed consolidated financial statements of PYI Corporation Limited and its subsidiaries for the six-month period ended 30 September 2007.

PYI delivered strong performance in the first half of this year, with revenue growth of 49% to $2,548 million (2006: $1,706 million) and net profit attributable to our shareholders of $312 million (2006: $232 million) representing an increase of 34%, when compared with that of last year. Earnings per share rose 31% to 20.9 cents per share (2006: 16 cents per share). Our shareholders' funds stood at $3,136 million, representing $2.09 per share.

The Board is delighted to declare the regular interim dividend of 1.5 cents per share, which will be distributed to shareholders in February 2008.

Note:
Unless otherwise specified, all financial figures in this statement are expressed in Hong Kong dollars.

各位股東：

本人欣然向　閣下提呈保華集團有限公司及其附屬公司截至2007年9月30日止六個月之中期報告及簡明綜合財務報告。

保華於上半年表現強勁，營業額上升49%至25.48億元(2006：17.06億元)。股東應佔溢利則達3.12億元(2006：2.32億元)，較去年同期增長34%。每股盈利上升31%至每股20.9仙(2006：每股16仙)。股東資金穩企於31.36億元，即每股2.09元。

董事局欣然宣布，將於2008年2月，向股東派付每股1.5仙之慣常中期股息。

附註：
除另有指明外，本報告書內所有財務數字均以港元為單位。

The six months under review saw promising developments on a number of fronts. Significant headway was made in advancing our Yangtze Strategy as the Group extended its network to the middle and upper reaches of Yangtze River. In addition, the handing over of land to PetroChina for its LNG facilities on the Sun Island in Yangkou Port, as well as the successful closing of a long-term syndicated loan, are symbolic vindication of the respective technical and commercial viability of the Yangkou Port project. A detailed review of our operations is included in the Managing Director's Report.

As PYI's business operations on the Mainland continue to expand, we are conscious of the need of, and are fully committed to, continuing enhancement of our corporate governance standards across our practices. An internal audit team has been set up in Nantong for better risk management, tighter internal control and greater effectiveness in corporate governance across the Mainland. Also continued were our corporate social responsibility initiatives.

Confident about the growth prospects of China, in particular the ports and logistics sector in the Yangtze River region, PYI will strive to maintain a strategy that can ensure balanced and sustainable development of our business in order to deliver long-term benefits to shareholders.

With the approach of the holiday season, I would like to express my heartfelt appreciation to our shareholders, my fellow Board members, our staff and employees for their unwavering support and confidence in our strategic vision over the years, and wish them prosperity and continued success in the coming year.

Yours faithfully,

Joseph Chow *OBE, JP*
Chairman

Hong Kong, 14 December 2007

期內，集團各方面之業務均發展理想。長江策略取得重大進展，業務擴展至長江中上游區域。此外，集團將洋口港太陽島之部份土地正式移交中石油，以供興建液化天然氣設施，以及成功籌措長期銀團貸款，引證了洋口港項目不論在技術或商業層面上，均大有可為。有關集團期內之業務回顧，詳見《董事總經理報告書》。

隨着持續拓展內地業務，保華深明不斷提升企業管治水平之重要性，並致力在集團內部全面推廣。集團特別於南通市設立內部審計隊伍，以改善風險管理，加強內部監控，從而在內地達致更有效的整體企業管治。另一方面，保華亦繼續積極實踐企業責任。

保華對中國發展形勢充滿信心，尤其對長江流域的港口與物流業前景深感樂觀，因此將致力維持策略發展方向，確保集團業務均衡地持續發展，以照顧股東的長遠利益。

節日在即，我謹藉此機會，衷心感謝董事局仝人及各位股東，多年來信任並支持集團的策略發展與視野，並敬祝來年興旺，事事順遂。

主席
周明權 *OBE, JP*
謹啟

香港，2007年12月14日

"Having achieved significant development milestones in both Yangkou Port and Nantong Port, PYI is now focusing on increasing critical mass in port operations along the Yangtze."

「保華於洋口港及南通港的發展已踏進新里程，集團現正致力拓展長江流域港口業務之發展規模。」



The six months ended 30 September 2007 were a period of strong performance for PYI Corporation Limited (the "Company" or "PYI") and its subsidiaries (together, the "Group").

保華集團有限公司(「本公司」或「保華」)及其附屬公司(統稱「本集團」)截至2007年9月30日止六個月之表現強勁。

Financial Highlights 財務摘要

Turnover	營業額	$2,548 million百萬元	+49%
Profit attributable to shareholders	股東應佔溢利	$312 million百萬元	+34%
Earnings per share	基本每股盈利	20.9 cents仙	+31%
Interim dividend per share	每股中期股息	1.5 cents仙	–
NAV per share	每股資產淨值	$2.09元	+20%

Note:
Unless otherwise specified, all financial figures in this report are expressed in Hong Kong dollars.

附註：
除另有指明外，本報告書內所有財務數字均以港元為單位。

Review of Financial Performance and Position

For the six months period under review, the Group recorded a consolidated turnover of about $2,548 million (2006: $1,706 million), representing an increase of about 49% when compared with that of last corresponding period. The increase was mainly attributable to the increase in the Group's business in management contracting.

The Group's gross profit increased by 40% to about $169 million (2006: $121 million) as compared with the corresponding period last year. Such gross profit represented a gross margin of 7% (2006: 7%) of the consolidated turnover. Profit before taxation of about $696 million was achieved as compared with about $254 million for the corresponding period last year. The Group's profit before taxation was composed of:

(i) net gain of about $49 million in management contracting and property development management businesses (2006: $33 million);
(ii) net loss of about $7 million in port and infrastructure development and logistics business (2006: Nil);
(iii) net loss of about $3 million in LPG distribution (2006: Nil);
(iv) net gain of about $36 million in treasury investment (2006: $75 million);
(v) net gain of about $1 million in property investment (2006: $1 million);
(vi) interest income and other income of about $37 million (2006: $23 million);
(vii) gain on disposal of interests in associates of about $4 million (2006: $5 million);
(viii) increase in fair value of investment properties of about $628 million (2006: Nil);
(ix) net gain of about $35 million (2006: $178 million) from associates and jointly controlled entities;
(x) net corporate and other expenses of about $61 million (2006: $54 million), of which $12 million (2006: $12 million) was attributed to share-based payment expense for share options granted; and
(xi) finance costs of about $23 million (2006: $7 million).

財務表現及狀況回顧

於回顧六個月期間，本集團錄得綜合營業額約25.48億元(2006：17.06億元)，較上一個期間同期數字上升約49%，此升幅主要由於本集團承建管理業務之收益增加。

與去年同期比較，本集團之毛利上升40%至約1.69億元(2006：1.21億元)，該毛利顯示毛利率約為綜合營業額之7%(2006：7%)。本集團之除税前溢利約達6.96億元(去年同期則為2.54億元)。本集團之除税前溢利包括：

(i) 承建管理、物業發展管理業務之收益淨額約4,900萬元(2006：3,300萬元)；
(ii) 港口及基建發展與物流業務之虧損淨額約700萬元(2006：無)；
(iii) 液化石油氣分銷虧損淨額約300萬元(2006：無)；
(iv) 庫務投資之收益淨額約3,600萬元(2006：7,500萬元)；
(v) 物業投資之收益淨額約100萬元(2006：100萬元)；
(vi) 利息收入及其他收入約3,700萬元(2006：2,300萬元)；
(vii) 出售聯營公司權益之收益約400萬元(2006：500萬元)；
(viii) 投資物業之公平價值增加約6.28億元(2006：無)；
(ix) 攤佔聯營公司及共同控制機構收益淨額約3,500萬元(2006：1.78億元)；
(x) 公司及其他開支之淨額約6,100萬元(2006：5,400萬元)，其中1,200萬元(2006：1,200萬元)來自就授出之購股權以股份支付款項之開支；及
(xi) 融資成本約2,300萬元(2006：700萬元)。

Net profit for the period attributable to the shareholders of PYI was about $312 million (2006: $232 million) and basic earnings per share was 20.9 cents (2006: 16.0 cents). Such improvement was mainly due to the net gain in fair value appreciation, before minority interest, of about $365 million (comprising an increase in fair value of $628 million net of deferred tax charge of $263 million) on a parcel of 4.16 km^2 of formed and serviced land located in Yangkou Port that was reclassified as investment properties.

When compared with the Group's financial position as at 31 March 2007, total assets increased by 17% to about $8,949 million (31/3/2007: $7,621 million) and net current assets decreased by 69% to about $259 million (31/3/2007: $824 million). These changes were mainly attributable to the Group's further capital injection into developing projects of the port and infrastructure business. Consequently, current assets decreased from 1.3 times to 1.1 times of current liabilities. After accounting for the net profit of about $312 million net of dividends declared of about $22 million, equity attributable to shareholders of PYI increased by 13% to about $3,136 million, representing $2.09 per share as at 30 September 2007 (31/3/2007: $1.86 per share).

Net cash outflow from operating activities and investing activities were about $420 million, and net cash inflow from financing activities was about $375 million, resulting in a net decrease in available cash and cash equivalents of about $45 million for the period under review.

Review of Operations

Port and Infrastructure Development and Logistics

PYI has succeeded in expanding its scope of operations to the middle and upper reaches of the Yangtze River, and has in the process further consolidated its Yangtze Strategy.

Yangkou Port

The 1.4 km^2 man-made island was partially completed with 0.3 km^2 of land handed over to PetroChina in November 2007 for the building of its LNG facility. The surplus arising from this handover will be recognised in the second half of this year. The entire man-made island is scheduled for completion at the end of 2008. The construction of the Yellow Sea Crossing was also well under way during the period, and is scheduled for opening to traffic by the end of 2008.

保華股東應佔期間溢利淨額約為3.12億元(2006：2.32億元)，每股基本盈利為20.9仙(2006：16.0仙)。此增幅主要由於將洋口港一幅面積約4.16平方公里之已平整及有設施土地重新分類為投資物業而產生約3.65億元(由增加之公平價值6.28億元扣除遞延税項2.63億元構成)之公平價值升值(於少數股東權益前)之收益淨額。

與本集團於2007年3月31日之財政狀況相比，本集團之總資產增加約17%至約89.49億元(31/3/2007：76.21億元)，而流動資產淨值則減少69%至約2.59億元(31/3/2007：8.24億元)，主要原因是本集團對港口及基建發展業務下之發展中項目進一步注資。因此，流動資產由相當於流動負債之1.3倍減少至1.1倍。計及溢利淨額約3.12億元(扣除已宣派之股息約2,200萬元)後，保華股東應佔之權益增加13%至約31.36億元，折合於2007年9月30日每股2.09元(31/3/2007：每股1.86元)。

經營業務及投資活動之現金流出淨額約為4.2億元，而融資活動之現金流入淨額則約為3.75億元，導致期內現金及現金等值項目淨額減少約4,500萬元。

業務回顧

港口及基建發展與物流

保華成功擴展營運範圍至長江三角洲中上游，並正進一步鞏固其長江策略。

洋口港

面積1.4平方公里之人工島的部份工程已建成，面積0.3平方公里之土地已於2007年11月移交中石油，興建其液化天然氣設施，此項移交土地所產生之盈餘將於本年度下半年確認，而整個人工島預期於2008年年底建成。黃海大橋於期內之建設亦進行順利，並計劃於2008年年底通車。

Other plans related to the development of Yangkou Port also made good headway in the same period. The master plan for Yangkou Port passed assessment of the Transport Authorities and experts. Official approval was obtained from Customs Authorities for the formal incorporation of the development of Yangkou Port into the open port development plan under the 11th Five-Year Plan.

With the planning for land use taking shape, the period under review saw the successful reclamation of about 10 km^2 of harbour-front land for industrial use and the commencement of preliminary work for reclamation of phases 2 and 3 for additional land of about 20 km^2. These two phases are scheduled for completion by the end of 2008. In addition, about 4.16 km^2 of our land bank, having reached the formed and serviced stage, obtained the certificate of completion of land reclamation. This parcel of formed and serviced land has been reclassified as investment properties and revalued and recognised at fair value. As at 30 September 2007, fair value of the 4.16 km^2 formed and serviced land was about $1 billion and a revaluation gain of $628 million net of relevant deferred tax charge of $263 million was recognised in the income statement.

During the six months period ended 30 September 2007, rental income on port facilities of RMB30 million was recorded which was derived from the rental agreement entered into between Rudong Government and our Yangkou Port subsidiary for non-exclusive access right of temporary bridge and land-side causeway of Yangkou Port for 2007 and 2008.

Associated highways, railway, canal and utility connections are being developed by others. With the materialization of all the above facilities and plans, Yangkou Port is poised to become a major deep-sea hub port in Eastern China specializing in raw materials, coal, petroleum and chemicals storage and trans-shipment as well as a large-scale petrochemical industrial and logistics zone.

In July 2007, our 75% owned Jiangsu YangKou Port Development & Investment Co., Ltd. successfully closed a 7-year syndicated project loan facility of RMB960 million with eight domestic banks led by the Industrial and Commercial Bank of China. The successful closure of the syndicated financing not only testified the commercial viability of the project but also cast a vote of confidence in the future prospects of Yangkou Port.

其他有關洋口港發展之計劃，亦於同期順利進行。洋口港之主要規劃，已通過交通部門及專家審批。本集團並獲得海關部門之官方批准，正式將洋口港發展納入第十一個五年計劃下之開放港口發展計劃。

土地使用規劃已見雛形，期內已將約10平方公里之臨港土地成功圍填作工業用途，而第二及第三期面積約20平方公里之額外土地之初步圍填工程亦已開始，此兩期工程預期於2008年年底完成。此外，土地儲備中約4.16平方公里已達至平整及有設施階段，並取得完成土地圍填之證書。此塊已平整及有設施之土地已重新分類為投資物業，並已按其公平價值重估及確認。於2007年9月30日，該幅佔地4.16平方公里之已平整及有設施土地之公平價值約為10億元，而相關重估收益6.28億元及遞延稅項2.63億元已於收益表內確認。

於截至2007年9月30日止六個月期間，本集團錄得海港設施之租金收入人民幣3,000萬元，乃來自如東縣政府與本集團於洋口港之附屬公司，雙方就2007年及2008年棧橋及接岸引堤之非獨家使用權訂立之租金協議。

相關高速公路、鐵路、水道及水電設施接駁現由其他公司發展，憑藉上述所有設施及計劃相繼實踐，洋口港已作好準備，成為華東地區之主要深海樞紐港，主力為原材料、煤炭、石油及化學品提供倉儲及轉運服務，並成為大型石化工業及物流區。

2007年7月，本集團擁有75%權益之江蘇洋口港投資開發有限公司，成功與由中國工商銀行牽頭的八間內地銀行訂定一項為期七年之人民幣9.6億元銀團項目貸款。成功獲得銀團撥款，不僅證明了洋口港在商業方面大有作為，亦是對洋口港之未來前景投下信心一票。

Nantong Port

Nantong Port contributed about $20 million (2006: Nil) to the Group's net profit for the period under review. It recorded a net profit of about $68 million (2006: $39 million) for the nine months ended 30 September 2007. Improvement in profitability was due to revenue growth as well as successful cost control measures. This improvement trend is expected to continue in the second half of this year.

Nantong Port recorded a total cargo throughput of 44 million tonnes in 2006, with an increase of 13% year-on-year. The growth momentum was maintained for the first six months of 2007, with total throughput increased by a further 39% to reach 28 million tonnes. Annual cargo throughput for this year is expected to exceed 50 million tonnes.

The Langshan Phase 3 iron ore terminal also went into commercial operation to become the most modernized trans-shipment hub terminal with the highest throughput capacity on the Yangtze River. Modernization and upgrading programs are underway in other terminals with a view to increasing capacity and enhancing profitability.

Other Ports

In July 2007, the Group signed a memorandum of understanding with Chongqing Port Logistics Group Limited to jointly develop bulk cargo port and logistics business in Chongqing. Both parties will cooperate in financing the Hongxigou bulk cargo terminals of Chongqing Port Logistics Group. A new logistics park will be developed in Chongqing to cope with future demand growth in Western China. The central port district in Chaotianmen will also be redeveloped into a tourist and commercial centre of Chongqing.

A memorandum of understanding was also signed with Yichang Port Group Limited in Hubei in June 2007 to set up a joint venture for the development and operation of bulk cargo and container terminals. Integrated logistics businesses will also be fostered in Yichang, a trans-shipment hub located near the Three Gorges Dam. The first expansion project will be Yunchi Terminal, an integrated port with an annual throughput capacity of 10 million tonnes.

南通港

南通港佔本集團期內溢利淨額約2,000萬元(2006：無)。截至2007年9月30日止九個月，南通港錄得溢利約6,800萬元(2006：3,900萬元)。由於收入增加及成本控制措施取得成效，盈利得以增長，此改善趨勢可望於本年度下半年持續。

2006年，南通港錄得貨物吞吐量達4,400萬噸，按年增加13%。2007年首六個月增長持續，總吞吐量再上升39%至2,800萬噸。預期全年貨物吞吐量將超過5,000萬噸。

狼山港第三期鐵礦碼頭亦開始其商業運營，成為長江流域最現代化、最高吞吐能力之中轉碼頭。其他碼頭現正進行現代化及改善工程，以提高生產力及增加盈利。

其他港口

2007年7月，本集團與重慶港務物流集團有限公司簽訂合作意向書，共同於重慶發展大宗散貨港口及物流業務。雙方將合作為重慶港務物流集團之紅溪溝大宗散貨碼頭進行融資，並在重慶建設新的物流園，配合華西地區未來之需求增長。位於朝天門之中央港區，亦將重新發展為重慶之旅遊及商業中心。

本集團亦於2007年6月與湖北之宜昌港口集團有限公司簽訂合作意向書，以成立聯營公司發展和營運大宗散貨及集裝箱碼頭。鄰近長江三峽大壩之運輸樞紐，亦將促進宜昌市之綜合物流業務。首個項目是位於雲池港，擴建一個年吞吐能力達1,000萬噸之綜合性碼頭。

Engineering Business – Paul Y. Engineering

Paul Y. Engineering and its subsidiaries (the "Paul Y. Engineering Group") achieved turnover of $2,214 million during the period under review, up 41% compared with the same period last year (2006: $1,571 million). It contributed about $49 million (2006: $33 million) to the Group's operating profit during the period and declared an interim dividend of 3.5 cents per share, or a pay out ratio of 48%.

During the period under review, Paul Y. Engineering Group secured new contracts totalling $484 million in aggregate value, representing three times of those secured during the same period last year. Subsequent to the period under review, the engineering business secured additional contracts worth $678 million.

Through a full range of engineering and property-related services and operations, and increased investments in property development, the Paul Y. Engineering Group aims at enhancing its service capabilities, expanding its client base and revenue sources to maximize profitability. With a wealth of technical expertise and resources at its disposal, Paul Y. Engineering Group makes a solid partner for PYI to capture future benefits from port-related property development.

LPG Distribution

The LPG distribution business, acquired by the Group in September 2006, recorded a slight operating loss of about $3 million (2006: Nil) for the period under review due to suppressed domestic oil price, which has recovered as a result of a nation-wide uplift in November 2007.

Headquartered in Wuhan, Minsheng Gas operates the largest LPG terminal and storage facility in Central China. Through its mature wholesale and retail network, Minsheng Gas has captured a 40% share of the Wuhan LPG market. The period under review witnessed steady growth for the automotive LPG sector while the residential LPG operations are being phased out.

工程業務－保華建業

於期內，保華建業及其附屬公司(「保華建業集團」)之營業額達至22.14億元，與去年同期比較上升41%(2006：15.71億元)。該業務佔本集團於期內之經營溢利約4,900萬元(2006：3,300萬元)，保華建業集團宣派每股3.5仙之中期股息，派息率為48%。

於期內，保華建業集團取得總值4.84億元之新合約，較去年同期增加3倍。回顧期後，工程業務取得額外合約價值6.78億元。

通過全面的工程和物業相關的服務與營運，及增加於物業發展的投資，保華建業集團致力透過加強服務質素，擴闊客戶網絡及收入來源，從而提升盈利能力。保華建業集團憑藉其本身豐富的技術專才及資源，與保華成為緊密夥伴發展港口有關的物業，從而得益。

液化石油氣分銷

於期內，本集團在2006年9月收購之液化石油氣分銷業務錄得輕微經營虧損約300萬元(2006：無)，因為國內油價受到抑壓，但於2007年11月全國性漲價後得以復元。

總部位於武漢之民生石油氣於華中地區經營最大型之液化石油氣碼頭及儲庫設施。透過其成熟之批發及零售網絡，民生石油氣已取得武漢液化石油氣市場之40%佔有率。於期內，汽車用液化石油氣業務有平穩增長，而家用液化石油氣業務正被逐漸淘汰。

Property Development and Investment

Property investment contributed about $1 million (2006: $1 million) to operating profit for the period under review.

In tandem with the boom of Yangkou Port, Little Yangkou, a seaside economic district in the western part of Rudong County, was being developed into a holiday resort. The construction of the 200,000 m^2 Little Yangkou Country Club was well under way during the period. Wanhua Zijin Garden, a luxurious residential property development near Yangkou Port with a gross floor area of 65,000 m^2 is at the pre-sale phase. Partial completion and handover will lead to financial contributions in the second half of this financial year.

In Nantong, the Group is developing the Nantong International Trade Centre, a commercial and office complex tower covering a gross floor area of some 65,000 m^2. Development of this property is expected to be completed by middle of 2009.

It is envisaged that the Group will undertake more similar property development activities in the Yangkou Port area in association with its port facilities in the future.

Treasury Investment

The treasury investment business contributed about $36 million (2006: $75 million) towards operating profit during the period under review.

Total value of the Group's investment securities portfolio amounted to about $76 million as at 30 September 2007 (31/3/2007: $156 million), equivalent to about 1% of the Group's total assets (31/3/2007: 2%). Portfolio of high-yield loans receivable amounted to about $398 million (31/3/2007: $469 million) as at 30 September 2007, equivalent to about 4% (31/3/2007: 6%) of the total assets of the Group.

Major Subsequent Event

To further consolidate its significant position in the port business in the region, PYI announced in November 2007 that it was seeking a RMB1 billion mandate from its shareholders to participate in the public tendering process and/or exercise its pre-emption right for a 12.32% (or a pro rata portion of it if the other existing shareholder also does so) equity interest held by SDIC Communications Co. in Nantong Port Group Limited, currently a 45% associate company of PYI. If materialized, the acquisition will increase PYI's stake in Nantong Port Group to over 50%, thus making Nantong Port Group a PYI subsidiary. It will also constitute a major transaction of PYI under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A circular containing, inter alia, full details of the proposed acquisition will be despatched to shareholders on 17 December 2007. In addition, a special general meeting, convened for the purpose of obtaining from shareholders the necessary mandate to proceed with the acquisition, will be held on 4 January 2008.

物業發展及投資

於期內，約100萬元(2006：100萬元)之經營溢利來自物業投資業務。

隨著洋口港逐步發展，位於如東縣西部海傍經濟區之小洋口已發展為渡假勝地。佔地200,000平方米之小洋口鄉村俱樂部於期內發展順利。鄰近洋口港總建築面積達65,000平方米之高級住宅物業項目「萬華紫金花苑」，現已展開預售。隨着局部工程完成及部分交房，將在本財政年度下半年帶來收益。

於南通，本集團正發展一幢總建築面積約為65,000平方米的商業及辦公室綜合大樓「南通國際貿易中心」，物業預期於2009年年中落成。

本集團將在洋口港地區進行更多類似與港口設施相關的房產開發項目。

庫務投資

於期內，約3,600萬元(2006：7,500萬元)之經營溢利來自庫務投資業務。

於2007年9月30日，本集團之投資證券總值約達7,600萬元(31/3/2007：1.56億元)，相當於本集團總資產1%(31/3/2007：2%)。於2007年9月30日，應收高息貸款組合約達3.98億元(31/3/2007：4.69億元)，相當於本集團總資產約4%(31/3/2007：6%)。

重大結算日後事項

為進一步鞏固於區內港口業務之重要地位，保華於2007年11月公布將收購國投交通公司持有的南通港口集團有限公司(現為保華擁有45%之聯營公司)12.32%股權，故此敦請股東頒授一項人民幣10億元授權，以參與公開招標程式及／或行使優先購買權，以收購此12.32%股權(或如其他現有股東亦行使優先購買權，則按持股比例收購部份相關股權)。倘收購落實，保華持有南通港口集團之股權將增加至超過50%，南通港口集團將因而成為保華之附屬公司。根據《香港聯合交易所有限公司證券上市規則》，該收購事項亦構成保華一項主要交易，載有建議收購詳情之通函將於2007年12月17日寄發予股東。此外，股東特別大會將於2008年1月4日舉行，以就進行收購事項取得所需股東授權。

Liquidity and Capital Resources

The Group continues to adopt a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements and committed capital expenditures. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to six years. In an effort to minimize the adverse impact of exchange rate and interest rate fluctuations on the Group's earnings, assets and liabilities, the Group continues to manage the fluctuation exposures on specific transactions.

As at 30 September 2007, the Group's total borrowings amounted to about $1,368 million (31/3/2007: $1,024 million) with $908 million (31/3/2007: $597 million) repayable within one year and $460 million (31/3/2007: $427 million) repayable after one year. Out of the Group's total borrowings of about $1,368 million as at 30 September 2007, about $177 million was non-recourse to the Group (excluding the Paul Y. Engineering Group).

As at 30 September 2007, $274 million (31/3/2007: $262 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars, $743 million (31/3/2007: $600 million) bore interest at floating rates and were denominated in Renminbi, and $351 million (31/3/2007: $162 million) bore interest at a fixed rate and were denominated in Renminbi. The Group's gearing ratio was 0.44 (31/3/2007: 0.37), which is calculated based on the total borrowings of $1,368 million (31/3/2007: $1,024 million) and the Group's shareholders' fund of $3,136 million (31/3/2007: $2,772 million).

Cash balances at 30 September 2007 amounted to about $721 million (31/3/2007: $779 million), of which about $41 million (31/3/2007: $43 million) has been pledged to banks to secure general credit facilities granted to the Group. As at the period end, the Group has a net debt position (being cash balances net of bank borrowings) of $517 million (31/3/2007: $185 million).

During the current period, the Group issued a zero coupon, 3-year convertible note of $122 million at a conversion price of $4.25 per share. Redemption amount will be 114.167% of par value at maturity.

流動資金與資本來源

本集團繼續就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金及資本開支承擔的支持。本集團之貸款按市場息率計息，還款期為一至六年。為盡量減低匯率及利率波動對本集團盈利、資產及負債之不利影響，本集團持續管理特定交易之市場波動風險。

於2007年9月30日，本集團借款共達約13.68億元(31/3/2007：10.24億元)，其中9.08億元(31/3/2007：5.97億元)須於一年內償還，另4.6億元(31/3/2007：4.27億元)須於一年後償還。本集團於2007年9月30日約13.68億元之總借貸中，約1.77億元對本集團(不包括保華建業集團)並無追索權。

於2007年9月30日，本集團借款中有2.74億元(31/3/2007：2.62億元)按浮動息率計息並以港元為單位，有7.43億元(31/3/2007：6億元)按浮動利率計息並以人民幣為單位，另有3.51億元(31/3/2007：1.62億元)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.44 (31/3/2007：0.37)，該項比率乃根據本集團13.68億元(31/3/2007：10.24億元)之總借款及31.36億元(31/3/2007：27.72億元)之股東資金計算。

現金結餘於2007年9月30日約達7.21億元(31/3/2007：7.79億元)，當中約4,100萬元(31/3/2007：4,300萬元)已抵押予銀行以取得本集團所獲給予之一般信貸融資。於期末，本集團處於淨負債狀況(即扣除銀行借貸後之現金結餘)5.17億元(31/3/2007：1.85億元)。

於本期間內，本集團以每股4.25元之兑換價發行為數1.22億元之零息三年期可換股票據。到期日時之贖回金額將為面值之114.167%。

In July 2007, the Group, through its 75% owned subsidiary Jiangsu YangKou Port Development and Investment Co., Ltd., entered into a 7-year project loan facility agreement for RMB960 million with a syndicate of eight domestic banks in the PRC. This syndicated loan, bearing the current Renminbi long-term loan benchmark interest rate as announced by the People's Bank of China, will be used to fund construction of the 13-km Yellow Sea Crossing and the 1.4 km^2 man-made island at Yangkou Port. As at 30 September 2007, the Group utilised the syndicated loan in an aggregate amount of RMB141 million.

Contingent Liabilities

As at 30 September 2007, the Group has contingent liabilities in respect of guarantee given to a bank for banking facilities given to an associate of about $9 million (31/3/2007: $9 million) which was non-recourse to the Group (excluding the Paul Y. Engineering Group).

Pledge of Assets

As at 30 September 2007, certain property, plant and equipment, land and sea use rights and bank deposits of the Group with an aggregate value of about $638 million (31/3/2007: $644 million) and benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. As at 30 September 2007, about $49 million (31/3/2007: $53 million) of these pledged assets were used to secure credit facilities which were non-recourse to the Group (excluding the Paul Y. Engineering Group).

Commitments

As at 30 September 2007, the Group has expenditure contracted for but not provided for in the consolidated financial statements in respect of acquisition of certain equity investment, property, plant and equipment, project under development and properties under development in the amount of about $1,234 million (31/3/2007: $1,520 million).

Number of Employees and Remuneration Policies

Including the directors of the Group, as at 30 September 2007, the Group employed about 2,000 full-time employees (31/3/2007: 1,927). Remuneration packages consisted of salary as well as performance-based and equity-based bonuses.

本集團於2007年7月，透過其擁有75%權益之江蘇洋口港投資開發有限公司與八間位於國內的銀行簽訂一項人民幣9.6億元，為期七年之項目貸款協議。此項銀團貸款(按中國人民銀行公布的同期人民幣長期貸款基準利率計息)，用作建設洋口港長達13公里的黃海大橋和面積1.4平方公里的人工島。截至2007年9月30日，本集團已動用銀團貸款當中合共人民幣1.41億元之款項。

或然負債

於2007年9月30日，本集團就聯營公司獲授之銀行信貸給予銀行之擔保，有約900萬元(31/3/2007：900萬元)之或然負債，其對本集團(不包括保華建業集團)並無追索權。

資產抵押

於2007年9月30日，本集團總值約6.38億元(31/3/2007：6.44億元)之若干物業、機械及設備、土地及海域使用權及銀行存款，以及於若干建築合約之利益，已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。於2007年9月30日，約4,900萬元(31/3/2007：5,300萬元)的已抵押資產已作為對本集團(不包括保華建業集團)並無追索權之信貸融資的抵押品。

承擔

於2007年9月30日，本集團就收購若干股本投資、物業、機械及設備，發展中項目以及發展中物業有約12.34億元(31/3/2007：15.20億元)之已簽訂但並未於綜合財務報表撥備之開支。

僱員數目及薪酬政策

於2007年9月30日，本集團聘用約2,000名全職僱員(包括董事)(31/3/2007：1,927名僱員)。酬金包括薪金及與表現掛鉤之花紅及股份形式花紅。

Further, PYI has implemented three share-related incentive schemes to provide alternative means to motivate employees and promote their loyalty in line with the Group's strategy. Such schemes aim at providing incentives to motivate the Group's staff both in Hong Kong and the Mainland.

Interim Dividend

The Board has resolved to pay an interim dividend of 1.5 cents per share for the six months ended 30 September 2007 (2006: 1.5 cents per share) to shareholders whose names appear on the register of members of PYI as at the close of business on 18 January 2008. The interim dividend is expected to be paid to shareholders by post on or around 22 February 2008.

The interim dividend will be paid in the form of scrip, with an option to elect cash in respect of all or part of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the PYI shares for the three consecutive trading days ending 18 January 2008 less a discount of 5% to such average price. The proposed scrip dividend is conditional upon The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the new shares to be issued.

Closure of the Register of Members

The register of members of PYI will be closed during the period from 16 January 2008 to 18 January 2008, both dates inclusive, during which period no transfer of share(s) of PYI will be affected. In order to qualify for the interim dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with PYI's share registrars in Hong Kong, Tricor Secretaries Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 15 January 2008.

Outlook

While the national GDP is expected to remain on the up trend, austerity program and control are set to cool down the economic growth. Under current policy to promote investment in infrastructure development, the port sector continues to be favorable. Expanding foreign trade will further contribute to the growth of the Mainland ports sector.

此外，保華已實行三項與股份相關之獎勵計劃，以配合集團策略，為推動員工努力工作及提高歸屬感提供更多選擇方案，該等計劃旨在同時為香港及中國內地之本集團員工給予激勵。

中期股息

董事局已議決向2008年1月18日辦公時間結束時名列保華股東名冊之股東，派付截至2007年9月30日止六個月每股1.5仙(2006：每股1.5仙)的中期股息。預期中期股息約於2008年2月22日以郵寄方式派付予股東。

中期股息將以代息股份形式派付，並附以選擇收取現金以代替全部或部份有關股息。根據以股代息建議將予發行之股份之市值，將參考保華股份於截至2008年1月18日止連續三個交易日之平均收市價減該平均價5%之折讓計算。以股代息建議須待香港聯合交易所有限公司批准將予發行之新股份上市及買賣後，方可作實。

暫停辦理股東登記手續

保華將於2008年1月16日至2008年1月18日(包括首尾兩日)暫停辦理股東登記手續，期內將不會登記任何保華股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票及已填妥背頁或獨立之過戶表格，最遲須於2008年1月15日下午4時前交回保華之香港股份過戶登記分處卓佳秘書商務有限公司以供登記，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

展望

國民生產總值預期將持續增長，而緊縮措施及調控則為經濟增長降溫。於現時鼓勵投資基建發展之政策下，將持續對港口業有利。中國對外貿易蓬勃，將繼續帶動內地港口業增長。

With a firm foothold established in the Yangtze regional market, PYI will continue to leverage its capabilities to spearhead the consolidation and integration program along the Yangtze River.

Capitalizing on PYI's first-mover advantage in the region, the time is ripe for the Group to ride on its success in Nantong and increase its stake in Nantong Port Group Limited to over 50% by acquiring the 12.32% equity interest tendered by SDIC Communications Co. for bid. If successful, the acquisition will no doubt further strengthen PYI's position as a significant port developer and operator in the Yangtze River region.

PYI will continue to embark on the acquisition program on the Yangtze River with a view to increasing critical mass and building an integrated and efficient network. Development at Yangkou Port will also be accelerated to cope with market demand. PYI will endeavour to maintain a balanced and sustainable development strategy which will ensure sustainable future growth.

Yours faithfully,

Tom Lau
Deputy Chairman & Managing Director

Hong Kong, 14 December 2007

憑藉於長江流域市場之穩固基礎，保華將繼續發揮所長，擴大其於長江流域之綜合營運。

利用保華在區內之先行者優勢，本集團現正把握時機，順應在南通成功發展之優勢，收購國投交通公司所招標出售之12.32%股權，增持南通港口集團有限公司之股權達至50%以上。倘收購成功，將無疑進一步加強保華於長江地區作為主要港口開發及碼頭營運企業之地位。

保華展望做大做強及建立一個高效益之綜合網絡，將繼續擴展於長江之收購計劃，洋口港之發展亦將加速，以迎合市場需求。保華將努力維持均衡、長遠之發展策略，確保未來持續增長。

副主席兼董事總經理
劉高原
謹啟

香港，2007年12月14日

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF PYI CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 16 to 35 which comprises the condensed consolidated balance sheet of PYI Corporation Limited as of 30 September 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
14 December 2007

致保華集團有限公司董事局
(於百慕達註冊成立之有限公司)

引言

本行已審閱第16至35頁所載之中期財務資料，當中包括保華集團有限公司(「貴公司」)於2007年9月30日之簡明綜合資產負債表，以及截至該日止六個月期間之相關簡明綜合收益表、簡明綜合權益變動表及簡明綜合現金流量表以及若干說明附註。《香港聯合交易所有限公司證券上市規則》規定，中期財務報告之編制須符合當中訂明之相關條文，以及由香港會計師公會頒布之《香港會計準則》第34號「中期財務報告」。貴公司董事須負責根據《香港會計準則》第34號「中期財務報告」編制及呈報這些中期財務資料。本行之責任是根據審閱之結果，對這些中期財務資料作出結論，並按照雙方所協定之委聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

審閱範圍

本行依據香港會計師公會頒布之香港審閱項目準則第2410號「由實體之獨立核數師執行之中期財務資料審閱」進行本行之審閱工作。審閱中期財務資料主要包括向負責財務和會計事務之人員作出查詢，以及進行分析性和其他審閱程序。由於審閱之範圍遠較根據香港審計準則進行審核之範圍為小，故本行不保證可知悉所有在審核中可能發現之重大事項。因此，本行不會發表審核意見。

結論

根據本行之審閱結果，本行並無發現任何事項而令本行相信中期財務資料在任何重大方面未有根據《香港會計準則》第34號編制。

德勤•關黃陳方會計師行
執業會計師
香港
2007年12月14日

Condensed Consolidated Income Statement
簡明綜合收益表

For the six months ended 30 September 2007

截至2007年9月30日止六個月

			Unaudited 未經審核 Six months ended 30 September 截至9月30日止六個月	
		Notes 附註	**2007 HK$'000 千港元**	2006 HK$'000 千港元
Turnover	營業額	3	**2,547,675**	1,705,969
Cost of sales	銷售成本		**(2,378,348)**	(1,584,729)
Gross profit	毛利		**169,327**	121,240
Other income	其他收入	4	**45,742**	84,917
Distribution costs	分銷成本		**(22,199)**	–
Administrative expenses	行政費用		**(135,763)**	(109,309)
Other expenses	其他開支		**(4,890)**	(19,566)
Finance costs	融資成本		**(23,630)**	(7,254)
Gain on disposal of interest in an associate	出售聯營公司權益之收益		**3,459**	5,067
Gain from fair value adjustments in respect of investment properties	投資物業公平價值之調整收益	9	**628,449**	–
Share of results of associates	攤佔聯營公司業績		**35,341**	178,443
Share of results of jointly controlled entities	攤佔共同控制機構業績		**28**	(1)
Profit before taxation	除税前溢利	5	**695,864**	253,537
Taxation	税項	6	**(268,827)**	(3,194)
Profit for the period	期間溢利		**427,037**	250,343
Attributable to:	以下人士應佔：			
Equity holders of the Company	本公司之股權持有人		**312,160**	231,631
Minority interests	少數股東權益		**114,877**	18,712
			427,037	250,343
Distribution	分派	7	**22,467**	347,599
Earnings per share	每股盈利	8		
Basic	基本		**HK20.9 cents港仙**	HK16.0 cents港仙
Diluted	攤薄		**HK20.5 cents港仙**	HK15.8 cents港仙

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At 30 September 2007
於2007年9月30日

		Notes 附註	Unaudited 未經審核 30/9/2007 HK$'000 千港元	Audited 經審核 31/3/2007 HK$'000 千港元
NON-CURRENT ASSETS	**非流動資產**			
Investment properties	投資物業	9	**1,007,000**	–
Property, plant and equipment	物業、機械及設備	10	**654,546**	528,203
Project under development	發展中項目	11	**2,691,738**	2,411,680
Properties under development	發展中物業		**87,313**	44,458
Prepaid lease payments	預付租賃款項		**68,103**	67,968
Goodwill	商譽		**63,823**	61,646
Other intangible assets	其他無形資產		**56,173**	55,775
Interests in associates	聯營公司權益	12	**668,189**	710,234
Interests in jointly controlled entities	共同控制機構權益		**1,956**	1,928
Available-for-sale investments	可供出售投資		**332**	1,312
Loans receivable – due after one year	一年後到期之應收貸款		**31,581**	30,956
Deferred consideration receivable	應收遞延代價		**6,696**	6,597
			5,337,450	3,920,757
CURRENT ASSETS	**流動資產**			
Properties under development	發展中物業		**107,707**	82,732
Prepaid lease payments	預付租賃款項		**1,793**	1,766
Inventories	存貨		**27,871**	23,425
Loans receivable – due within one year	一年內到期之應收貸款		**213,081**	181,508
Amounts due from related companies	應收關連公司款項		**172,416**	150,099
Amounts due from associates	應收聯營公司款項		**44,142**	187,314
Amounts due from customers for contract works	應收客戶合約工程款項		**250,745**	223,637
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	13	**1,972,174**	1,910,690
Conversion option embedded in loan receivable	應收貸款附帶之換股權		**1,427**	1,427
Investments held for trading	持作買賣之投資		**75,724**	155,783
Derivative financial instruments	衍生金融工具		**20,661**	–
Taxation recoverable	可退回税款		**3,380**	2,942
Pledged bank deposits	已抵押銀行存款		**41,355**	42,601
Short term bank deposits	短期銀行存款		**393,921**	441,769
Bank balances and cash	銀行結餘及現金		**285,231**	294,997
			3,611,628	3,700,690

Condensed Consolidated Balance Sheet

		Notes 附註	Unaudited 未經審核 30/9/2007 HK$'000 千港元	Audited 經審核 31/3/2007 HK$'000 千港元
CURRENT LIABILITIES	**流動負債**			
Amounts due to customers for contract works	應付客戶合約工程款項		**808,500**	1,038,548
Creditors and accrued expenses	應付賬款及應計開支	14	**1,516,430**	1,157,990
Amounts due to related companies	應付關連公司款項		**1,931**	-
Amounts due to associates	應付聯營公司款項		**26,207**	17,429
Amounts due to minority shareholders	應付少數股東款項		**1,041**	4,071
Dividend payable	應付股息		**22,467**	–
Taxation payable	應付稅項		**68,348**	61,286
Bank and other borrowings – due within one year	一年內到期之銀行及其他借款		**907,498**	597,386
			3,352,422	2,876,710
NET CURRENT ASSETS	**流動資產淨值**		**259,206**	823,980
TOTAL ASSETS LESS CURRENT LIABILITIES	**總資產減流動負債**		**5,596,656**	4,744,737
NON-CURRENT LIABILITIES	**非流動負債**			
Bank and other borrowings – due after one year	一年後到期之銀行及其他借款		**460,261**	426,751
Convertible notes payable	應付可換股票據	15	**116,557**	–
Deferred consideration payable	應付遞延代價		**–**	121,213
Deferred tax liabilities	遞延稅項負債	17	**1,231,922**	947,924
			1,808,740	1,495,888
			3,787,916	3,248,849
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	16	**149,784**	149,171
Reserves	儲備		**2,985,843**	2,622,681
Equity attributable to equity holders of the Company	本公司之股權持有人應佔權益		**3,135,627**	2,771,852
Share-based payment reserve of a subsidiary	附屬公司之以股份支付款項儲備		**3,274**	981
Minority interests	少數股東權益		**649,015**	476,016
TOTAL EQUITY	**總權益**		**3,787,916**	3,248,849

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

For the six months ended 30 September 2007

截至2007年9月30日止六個月

		Attributable to equity holders of the Company 本公司股權持有人應佔													
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Convertible notes reserve 可換股票據儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2007	於2007年4月1日	149,171	415,627	124,695	(343,326)	(590)	4,794	74,260	-	21,962	2,325,259	2,771,352	981	476,016	3,248,349
Exchange difference arising from translation of foreign operations	因換算海外業務產生之匯兌差額	-	-	-	-	-	-	29,161	-	-	-	29,161	-	6,843	36,004
Decrease in fair value of available-for sale investments	可供出售投資之公平價值減少	-	-	-	-	(255)	-	-	-	-	-	(255)	-	(145)	(400)
Share of translation reserve of associates	應佔聯營公司之匯兌儲備	-	-	-	-	-	-	13,438	-	-	-	13,438	-	-	13,438
Share of other reserves of associates	應佔聯營公司之其他儲備	-	-	-	-	-	1,804	-	-	-	-	1,804	-	-	1,804
Net income (expense) recognised directly in equity	直接於權益確認之收入(開支)淨額	-	-	-	-	(255)	1,804	42,599	-	-	-	44,148	-	6,698	50,846
Profit for the period	期內溢利	-	-	-	-	-	-	-	-	-	312,160	312,160	-	114,877	427,037
Release upon impairment of an available-for-sale investment	可供出售投資減值時撥回	-	-	-	-	809	-	-	-	-	-	809	-	-	809
Release upon disposal of an investment	出售一項投資時撥回	-	-	-	-	-	(2,743)	(200)	-	-	-	(2,943)	-	-	(2,943)
Release upon disposal of interest in an associate	出售一家聯營公司權益時撥回	-	-	-	-	-	-	650	-	-	-	650	-	373	1,023
Total recognised income (expense) for the period	期內確認收入(開支)總額	-	-	-	-	554	(939)	43,049	-	-	312,160	354,824	-	121,948	476,772
Shares repurchased and cancelled	已購回及註銷股份	(133)	(5,964)	-	-	-	-	-	-	-	-	(6,137)	-	-	(6,137)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之開支	-	-	-	-	-	-	-	-	9,706	-	9,706	2,482	-	12,188
Release upon lapse of vested option	已歸屬購股權失效時撥回	-	-	-	-	-	-	-	-	(551)	551	-	-	-	-
Issue of shares under share option scheme	根據購股權計劃發行股份	796	22,961	-	-	-	-	-	-	(4,097)	-	19,660	-	-	19,660
Issue of shares under share option scheme of a subsidiary	一家附屬公司根據購股權計劃發行股份	-	-	-	-	-	-	-	-	-	-	-	(189)	1,739	1,550
Share issue expenses	發行股份開支	-	(293)	-	-	-	-	-	-	-	-	(293)	-	-	(293)
Dividends recognised as distribution	確認為分派之股息	-	-	-	-	-	-	-	-	-	(22,467)	(22,467)	-	-	(22,467)
Dividend distributed by a subsidiary	一家附屬公司分派之股息	-	-	-	-	-	-	-	-	-	-	-	-	(14,430)	(14,430)
Recognition of equity component of convertible notes	可換股票據權益部分之確認	-	-	-	-	-	-	-	6,432	-	-	6,432	-	-	6,432
Capital contribution from minority shareholders	少數股東出資	-	-	-	-	-	-	-	-	-	-	-	-	63,742	63,742
At 30 September 2007	於2007年9月30日	149,784	432,341	124,695	(343,326)	(36)	3,855	117,309	6,432	27,020	2,615,503	3,135,627	3,274	649,015	3,757,916

Condensed Consolidated Statement of Changes in Equity
簡明綜合權益變動表

		Attributable to equity holders of the Company 本公司股權持有人應佔													
		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Investment revaluation reserve 投資重估儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Convertible notes reserve 可換股票據儲備 HK$'000 千港元	Share-based payment reserve 以股份支付款項儲備 HK$'000 千港元	Retained profits 保留溢利 HK$'000 千港元	Sub-total 小計 HK$'000 千港元	Share-based payment reserve of a subsidiary 附屬公司之以股份支付款項儲備 HK$'000 千港元	Minority interests 少數股東權益 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2006	於2006年4月1日	137,880	169,129	124,695	(201,291)	(352)	5,733	5,143	-	4,940	2,324,755	2,570,632	137	439,168	3,009,937
Exchange difference arising from translation of foreign operations	因換算海外業務產生之匯兌差額	-	-	-	-	-	-	9,810	-	-	-	9,810	-	1,467	11,277
Decrease in fair value of available-for sale investments	可供出售投資之公平價值減少	-	-	-	-	(822)	-	-	-	-	-	(822)	-	(251)	(1,073)
Share of translation reserve of associates	攤佔聯營公司之匯兌儲備	-	-	-	-	-	-	102	-	-	-	102	-	-	102
Net income (expense) recognised directly in equity	直接於權益確認之收入(開支)淨額	-	-	-	-	(822)	-	9,912	-	-	-	9,090	-	1,216	10,306
Profit for the period	期內溢利	-	-	-	-	-	-	-	-	-	231,631	231,631	-	18,712	250,343
Release upon disposal of interest in an associate	出售一家聯營公司權益時撥回	-	-	-	-	-	(2,991)	(218)	-	-	-	(3,209)	-	-	(3,209)
Total recognised income (expense) for the period	期內確認收入(開支)總額	-	-	-	-	(822)	(2,991)	9,694	-	-	231,631	237,512	-	19,928	257,440
Shares repurchased and cancelled	已購回及取消股份	(200)	(4,131)	-	-	-	-	-	-	-	-	(4,331)	-	-	(4,331)
Recognition of equity-settled share-based payment expense	確認以股份支付款項之費用	-	-	-	-	-	-	-	-	11,240	-	11,240	743	-	11,983
Issue of shares under share option scheme	根據購股權計劃發行股份	1,734	21,996	-	-	-	-	-	-	(600)	-	23,130	-	-	23,130
Share issue expenses	發行股份開支	-	(269)	-	-	-	-	-	-	-	-	(269)	-	-	(269)
Issue of shares upon acquisition of additional interests in subsidiaries	收購附屬公司之額外權益時發行股份	6,850	192,701	-	-	-	-	-	-	-	-	199,551	-	-	199,551
Acquisition of additional interests in subsidiaries	收購附屬公司之額外權益	-	-	-	(142,510)	-	-	-	-	-	-	(142,510)	-	(55,685)	(198,195)
Capital contribution from minority shareholders	少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	38,040	38,040
Dividends recognised as distribution	確認為分派之股息	-	-	-	-	-	-	-	-	-	(347,599)	(347,599)	-	-	(347,599)
Dividend distributed by a subsidiary	一家附屬公司分派之股息	-	-	-	-	-	-	-	-	-	-	-	-	(10,306)	(10,306)
At 30 September 2006	於2006年9月30日	146,264	379,376	124,695	(343,801)	(1,174)	2,742	14,837	-	15,580	2,208,787	2,547,306	880	431,145	2,979,331

Condensed Consolidated Cash Flow Statement
簡明綜合現金流量表

For the six months ended 30 September 2007
截至2007年9月30日止六個月

		Unaudited 未經審核 Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元 (restated) (重列)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	**(用於)來自經營業務之現金淨額**	**(25,891)**	266,994
NET CASH USED IN INVESTING ACTIVITIES	**用於投資業務之現金淨額**		
Payment for project under development	發展中項目付款	**(432,497)**	(104,240)
Additions to property, plant and equipment	添置物業、機械及設備	**(13,442)**	(7,357)
Acquisition of subsidiaries	收購附屬公司	**(1,892)**	–
Dividend income received from associates	來自聯營公司之股息收入	**88,250**	–
Proceeds from disposal of interest in an associate	出售聯營公司權益之所得款項	**8,860**	–
Proceeds from disposal of property, plant and equipment	出售物業、機械及設備之所得款項	**1,623**	–
Decrease in pledged bank deposits	已抵押銀行存款減少	**1,246**	70,001
Other investing cash flows	其他投資現金流	**(46,330)**	55,546
Acquisition of interests in associates	收購聯營公司權益	**–**	(273,520)
Acquisition of business	收購業務	**–**	(252,319)
		(394,182)	(511,889)
NET CASH FROM FINANCING ACTIVITIES	**來自融資活動之現金淨額**		
New bank and other borrowings raised	新產生之銀行及其他借貸	**796,397**	587,657
Capital contribution from minority shareholders	少數股東出資	**63,742**	38,040
Proceeds from issue of shares	發行股份所得款項	**19,660**	23,130
Proceeds from issue of shares of a subsidiary	附屬公司發行股份之所得款項	**1,550**	–
Repayment of bank and other borrowings	償還銀行及其他借貸	**(449,569)**	(367,749)
Interest paid	已付利息	**(44,418)**	(9,022)
Payment for repurchase of shares	購回股份款項	**(6,137)**	(4,381)
Repayment of amount due to a minority shareholder	償還應付少數股東款項	**(3,030)**	(4,638)
Share issue expenses	發行股份開支	**(293)**	(269)
Repayment of loan advanced from minority shareholders	償還少數股東之墊款	**–**	(31,895)
Others	其他	**(2,563)**	–
		375,339	230,873

		Unaudited 未經審核 Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元 (restated) (重列)
NET DECREASE IN CASH AND CASH EQUIVALENTS	現金及與現金等值項目減少淨額	**(44,734)**	(14,022)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	匯率變動之影響	**2,769**	4,282
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	現金及與現金等值項目承前	**716,334**	666,038
CASH AND CASH EQUIVALENTS CARRIED FORWARD	現金及與現金等值項目結轉	**674,369**	656,298
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	現金及與現金等值項目結餘分析		
Short term bank deposits	短期銀行存款	**393,921**	277,364
Bank balances and cash	銀行結餘及現金	**285,231**	379,138
Bank overdrafts	銀行透支	**(4,783)**	(204)
		674,369	656,298

Note:

The payment for project under development has been reclassified from operating cash flow to investing cash flow during the current period. Accordingly, the comparative cash flow information has been restated.

附註：

發展中項目付款於現期內已由經營現金流重新分類為投資現金流。因此，比較現金流資料已予重列。

For the six months ended 30 September 2007

截至2007年9月30日止六個月

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments and investment properties which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's consolidated financial statements for the year ended 31 March 2007. Details of the accounting policies of investment properties and convertible notes payable are set out in notes 9 and 15 respectively.

In the current interim period, the Group has applied, for the first time, certain new standard, amendment and interpretations ("new HKFRSs") issued by HKICPA, which are effective for the Group's financial year beginning 1 April 2007. The adoption of the new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – INT 12	Service Concession Arrangements[2]
HK(IFRIC) – INT 13	Customer Loyalty Programmes[3]
HK(IFRIC) – INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[2]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 January 2008
[3] Effective for annual periods beginning on or after 1 July 2008

1. 編製基準

簡明綜合財務報表乃根據《香港聯合交易所有限公司證券上市規則》附錄十六之適用披露規定及香港會計師公會(「香港會計師公會」)頒佈之《香港會計準則》(「《香港會計準則》」)第34號「中期財務報告」之規定而編製。

2. 主要會計政策

除若干金融工具及投資物業按公平價值計量外，簡明綜合財務報表乃根據歷史成本法編製。

簡明綜合財務報表所採納之會計政策與編製本集團於截至2007年3月31日止年度之綜合財務報表所採用者一致。投資物業及應付可換股票據之會計政策詳情分別載於附註9及附註15 。

於本期間，本集團首次應用由香港會計師公會頒佈並對本集團於2007年4月1日開始之財政年度生效之若干新訂準則、修訂及詮釋(「新訂香港財務報告準則」)。採納此等新訂香港財務報告準則對本集團於現行或以往會計期間之業績或財政狀況並無任何重大影響。因此，並無確認前期調整。

本集團並無提早應用下列已頒佈惟尚未生效之新訂及經修改準則或詮釋。本公司董事預期應用此等準則或詮釋不會對本集團之財務報表構成重大影響。

《香港會計準則》第23號(經修改)	借貸成本[1]
《香港財務報告準則》第8號	經營分部[1]
香港(國際詮釋委員會)－詮釋第12號	服務特許安排[2]
香港(國際詮釋委員會)－詮釋第13號	客戶忠誠計劃[3]
香港(國際詮釋委員會)－詮釋第14號	《香港會計準則》第19號－界定福利資產之限制、最低資金需求及兩者之互動關係[2]

[1] 由2009年1月1日或以後開始之全年期間有效
[2] 由2008年1月1日或以後開始之全年期間有效
[3] 由2008年7月1日或以後開始之全年期間有效

3. SEGMENT INFORMATION

For management purposes, the Group's operations are currently organised into six operating divisions, namely management contracting, property development management, port and infrastructure development and logistics, LPG distribution, treasury investment and property investment. These divisions form the basis on which the Group reports its primary segment information.

During the six months ended 30 September 2006, the Group's operations were organised into six segments, namely management contracting, project management, facilities management, port and infrastructure development, treasury investment and property investment. During the period, management has reorganised the operating segments by grouping the project management and facilities management segments into the property development management segment. Comparative segment information has been restated accordingly.

Business segment information for the six months ended 30 September 2007 is presented below:

3. 分部資料

就管理方面而言，本集團之業務現分為六大營運部門，分別為承建管理、物業發展管理、港口及基建發展與物流、液化石油氣分銷、庫務投資及物業投資。此等部門組成本集團匯報主要分部資料之基準。

於截至2006年9月30日止六個月，本集團之業務乃分為六個分部，分別為承建管理、項目管理、設施管理、港口及基建發展、庫務投資及物業投資。於本期間內，管理層將其經營分部重組，將項目管理及設施管理歸納為物業發展管理分部，比較之分類資料已相應地獲重新呈列。

截至2007年9月30日止六個月之業務分部資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development and logistics 港口及基建發展與物流 HK$'000 千港元	LPG distribution 液化石油氣分銷 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**								
External sales	對外銷售	2,187,617	26,181	31,425	154,156	148,296	-	-	2,547,675
Inter-segment sales	分部之間銷售	-	2,751	1,194	-	-	-	(3,945)	-
Total	合計	2,187,617	28,932	32,619	154,156	148,296	-	(3,945)	2,547,675
RESULTS	**業績**								
Segment results	分部業績	44,255	4,546	(6,668)	(3,095)	36,031	712	-	75,781
Unallocated expenses	未分配開支								(61,180)
Interest income	利息收入								27,285
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	-	-	-	-	-	10,331	-	10,331
Finance costs	融資成本								(23,630)
Gain on disposal of interest in an associate	出售聯營公司權益之收益	3,459	-	-	-	-	-	-	3,459
Gain from fair value adjustments in respect of investment properties	投資物業公平價值之調整收益	-	-	-	-	-	628,449	-	628,449
Share of results of associates	攤佔聯營公司業績	20	83	19,139	-	-	16,099	-	35,341
Share of results of jointly controlled entities	攤佔共同控制機構業績	28	-	-	-	-	-	-	28
Profit before taxation	除稅前溢利								695,864
Taxation	稅項								(268,827)
Profit for the period	期間溢利								427,037

3. SEGMENT INFORMATION (Continued)

Business segment information for the six months ended 30 September 2006 is presented below:

3. 分部資料(續)

截至2006年9月30日止六個月之業務分部資料呈列如下：

		Management contracting 承建管理 HK$'000 千港元	Property development management 物業發展管理 HK$'000 千港元	Port and infrastructure development 港口及基建發展 HK$'000 千港元	Treasury investment 庫務投資 HK$'000 千港元	Property investment 物業投資 HK$'000 千港元	Eliminations 對銷 HK$'000 千港元	Consolidated 綜合 HK$'000 千港元
TURNOVER	**營業額**							
External sales	對外銷售	1,558,423	11,313	-	134,421	1,812	-	1,705,969
Inter-segment sales	分部之間銷售	-	4,086	-	-	-	(4,086)	-
Total	合計	1,558,423	15,399	-	134,421	1,812	(4,086)	1,705,969
RESULTS	**業績**							
Segment results	分部業績	31,329	1,716	-	75,084	360	-	108,489
Unallocated expenses	未分配開支							(53,868)
Interest income	利息收入							22,661
Finance costs	融資成本							(7,254)
Gain on disposal of interest in an associate	出售聯營公司權益之收益	-	-	-	5,067	-	-	5,067
Share of results of associates	攤佔聯營公司業績	1,139	-	145,023	-	32,281	-	178,443
Share of results of jointly controlled entities	攤佔共同控制機構業績	(1)	-	-	-	-	-	(1)
Profit before taxation	除稅前溢利							253,537
Taxation	稅項							(3,194)
Profit for the period	期間溢利							250,343

Inter-segment sales are charged at market price or, where no market price is available, at terms determined and agreed by both parties.

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方議定及同意之條款收取。

4. OTHER INCOME
The following items are included in other income:

4. 其他收入
以下項目計入其他收入內：

		Six months ended 30 September 截至9月30日止六個月 2007 HK$'000 千港元	2006 HK$'000 千港元
Interest income	利息收入	**27,285**	22,661
Increase in fair value of derivative financial instruments	衍生金融工具之公平價值增加	**10,331**	-

5. PROFIT BEFORE TAXATION

5. 除税前溢利

		Six months ended 30 September 截至9月30日止六個月 2007 HK$'000 千港元	2006 HK$'000 千港元
Profit before taxation has been arrived at after charging (crediting):	除税前溢利已扣除(計入)：		
Depreciation of property, plant and equipment	物業、機械及設備之折舊		
Amount provided for the period	期間計提	**35,435**	5,508
Less: Amount capitalised in respect of contracts in progress	減：撥作在建合約工程資本之數額	**(949)**	(677)
Amount capitalised in respect of project under development	撥作發展中項目資本之數額	**(826)**	(786)
Amount capitalised in respect of properties under development	撥作發展中物業資本之數額	**(160)**	(10)
		33,500	4,035
Cost of construction works recognised as an expense	確認為開支之建築工程成本	**2,109,799**	1,488,993
Cost of inventories recognised as an expense	確認為開支之存貨成本	**144,889**	-
Increase in fair value of listed investments held for trading	持作買賣之上市投資之公平價值增加	**(5,065)**	(29,119)
Impairment loss on an available-for-sale investment	可供出售投資之減值虧損	**1,389**	-
Release of prepaid lease payments	調撥預付租賃款項	**20,786**	17,759
Less: Amount capitalised in respect of project under development	減：撥作發展中項目資本之數額	**(18,939)**	(17,162)
Amount capitalised in respect of properties under development	撥作發展中物業資本之數額	**(950)**	(310)
		897	287
Impairment loss on debtors	應收款項減值虧損	**10,100**	18,000
Amortisation of intangible assets	無形資產攤銷	**690**	-
Share of taxation of associates (included in share of results of associates)	攤分聯營公司税項(列入攤佔聯營公司業績)	**(49)**	7,283

6. TAXATION

6. 税項

		Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元
The charge for the period comprises:	期間税項支出包括：		
Taxation outside Hong Kong	香港以外税項	**6,370**	3,194
Deferred taxation	遞延税項	**262,457**	–
Taxation attributable to the Company and its subsidiaries	本公司及其附屬公司應佔税項	**268,827**	3,194

Taxation outside Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

香港以外税項按各司法權區之現行税率計算。

7. DISTRIBUTION

7. 分派

		Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元
Dividends recognised as distributions to equity holders of the Company during the current period:	於期內確認為向本公司股權持有人分派之股息：		
Final dividend declared for the year ended 31 March 2007 – HK1.5 cents (2006: HK1.5 cents for year ended 31 March 2006) per share	截至2007年3月31日止年度宣派之末期股息－每股1.5港仙(2006：截至2006年3月31日止年度之1.5港仙)	**22,467**	21,939
Special dividend by way of distribution of the value derived from the Group's divestment of China Strategic Holdings Limited in 2006: HK22.2 cents per share	本集團於2006年從撤資於中策集團有限公司所得價值之方式宣派特別股息：每股22.2港仙	**-**	325,660
		22,467	347,599
Dividends proposed:	擬派股息：		
Interim dividend proposed for the current period – HK1.5 cents (2006: HK1.5 cents) per share	本期擬派中期股息－每股1.5港仙(2006：1.5港仙)	**22,585**	22,069

The amount of the interim dividend proposed for the six months ended 30 September 2007 in December 2007, which will be in the form of scrip with a cash option, has been calculated by reference to the 1,505,654,673 issued shares as at the date of this report.

於2007年12月擬派截至2007年9月30日止六個月之中期股息金額將以股代息(附有現金選擇權)支付，並已參考於本報告日期之1,505,654,673股已發行股份計算。

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the period is based on the following data:

8. 每股盈利

期間內每股基本及攤薄盈利乃根據以下數據計算：

		Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元
Earnings attributable to equity holders of the Company for the purposes of basic earnings per share	本公司之股權持有人應佔期內溢利以計算每股基本盈利	**312,160**	231,631
Effect of dilutive potential ordinary shares: Interest on convertible notes	對普通股之潛在攤薄影響：可換股票據之利息	**3,518**	–
Earnings attributable to equity holders of the Company for the purposes of diluted earnings per share	本公司之股權持有人應佔期內溢利以計算每股攤薄盈利	**315,678**	231,631

		2007 Number of shares 股份數目	2006 Number of shares 股份數目
Weighted average number of ordinary shares for the purpose of basic earnings per share	計算每股基本盈利之普通股加權平均數	**1,492,852,828**	1,448,234,817
Effect of dilutive potential ordinary shares:	對普通股之潛在攤薄影響：		
Share options	購股權	**19,822,690**	18,192,825
Convertible notes	可換股票據	**25,216,275**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	計算每股攤薄盈利之普通股加權平均數	**1,537,891,793**	1,466,427,642

9. INVESTMENT PROPERTIES

During the period, the Group completed the reclamation of certain sea area and obtained the certificate of completion of land reclamation (the "Formed Land") in respect of certain land area in Jiangsu Province in the People's Republic of China (the "PRC"). Such Formed Land, the future use of which is currently undetermined, has been recognised as investment properties upon the obtaining of the relevant certificate. The relevant costs, which include the cost of sea use rights, development expenditure, borrowing costs capitalised and other directly attributable expenses amounting to a total of HK$378,551,000, have been reclassified from project under development.

9. 投資物業

於本期間內，本集團完成於中華人民共和國（「中國」）江蘇省若干海域之填海工程，並就若干海域取得完成填海土地（「已平整土地」）之證書。該已平整土地之未來用途現尚未決定，並於取得有關證書時已從發展中項目中重新分類確認為投資物業，相關成本包括海域使用權、發展支出、撥充資本借貸成本及其他直接應佔開支合計金額為378,551,000港元。

9. INVESTMENT PROPERTIES (Continued)

The fair value of the Group's investment properties at 30 September 2007 has been arrived at on the basis of a valuation carried out as at that date by Greater China Appraisal Limited, an independent qualified professional valuer not connected with the Group. In valuing the fair value of the investment properties, the comparison method is adopted where comparison based on prices information on comparable property is made. Comparable property of similar size, character and location are analysed in order to arrive at a fair comparison of capital values. The gain from fair value adjustment amounted to HK$628,449,000 had been recognised in the profit or loss during the current period.

Accounting policy on investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenses. Subsequent to initial recognition, investment properties are measured using the fair value model.

Gain arising from change in the fair value of investment property is included in profit for the period in which they arise.

The investment properties are derecognised upon disposal or when the investment properties are permanently withdrawn from use or no future economic benefits are expected from their disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Deferred tax consequences in respect of the revalued investment properties are assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the carrying amounts of the property at each balance sheet date. For Formed Land held for undetermined future use located in the PRC, management of the Company, for the purpose of deferred tax calculation, has made a best estimate that half of the Formed Land will be realised through sale in the long term. The relevant temporary difference between the tax base of the revalued investment properties and their carrying amounts therefore would be subject to PRC Land Appreciation Tax.

Details of the deferred taxation are set out in note 17.

10. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, the additions of the Group's property, plant and equipment amounted to approximately HK$152,303,000 (2006: HK$463,507,000), which mainly represented the port facilities transferred from project under development. The port facilities are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation is provided to write off the cost of items of port facilities over their estimated useful lives ranged from 5 years to 49 years and after taking into account of their estimated residual value, using the straight-line method.

For the prior period, assets acquired were mainly related to liquid bulk logistics business located in Wuhan, the PRC, through the acquisition of business.

9. 投資物業(續)

本集團於2007年9月30日之投資物業之公平價值按當日由與本集團並無關連之獨立合資格專業估值師漢華評值有限公司進行之估值計算。於評估投資物業之公平價值時，採用以可資比較物業之價格資料為基準之比較法。對面積、性質及地點相若之可資比較物業進行分析，以就資本價值達致公平比較。公平價值之調整收益為628,449,000港元，已於現期內之損益表確認。

投資物業之會計政策

於初次確認時，投資物業按成本(包括任何直接應佔費用)計量。於初次確認後，投資物業採用公平價值模式計量。

因投資物業之公平價值變動而產生之盈利於變動產生期間計入盈利。

投資物業於出售時或當投資物業永久失去其用途時或預計出售時不再有將來經濟效益時終止確認。資產終止確認時所產生之任何收益或虧損(以淨出售收益及資產賬面值之差額計算)於終止確認之年度計入收益表內。

投資物業之遞延稅務影響現時乃按反映本集團預期收回有關物業賬面值之方式所引致之稅務影響之基礎而於各個結算日作出評估。就位於中國之持作未決定未來用途之已平整土地而言，本公司管理層(就遞延稅項之計算)作出之最佳估計為，該土地有一半於長線而言將透過銷售予以變現。經重估投資物業之稅基與其賬面值之相關暫定差異因而須納入中國土地增值稅。

遞延稅項詳情載列於附註17 。

10. 物業、機械及設備之變動

於本期間內，本集團物業、機械及設備之添置約為152,303,000港元(2006：463,507,000港元)，主要為從發展中項目轉至港口設施。港口設施以成本減其後累計折舊及累計減值虧損列賬。折舊已計提以撇銷港口設施成本(就其估計使用年期5至49年計算)，並計入其以直線方式計算之估計剩餘值。

去年同期之已收購資產主要為通過收購業務而持有於中國武漢與大宗濕貨物流業務有關之資產。

11. PROJECT UNDER DEVELOPMENT

11. 發展中項目

		30/9/2007 HK$'000 千港元	31/3/2007 HK$'000 千港元
Sea use rights	海域使用權	**1,537,182**	1,747,484
Development costs	發展成本	**1,154,556**	664,196
		2,691,738	2,411,680

The amount relates to a development project located in Jiangsu Province, the PRC. The Group is undergoing the reclamation of certain area of the sea. According to the sea use certificates, the sea use rights are granted for a term of not less than 50 years commencing 2004.

此筆款項與位於中國江蘇省之發展項目有關。本集團正進行若干面積海域之填海工程。根據海域使用證，獲授之海域使用權之有效期為自2004年起不少於50年。

12. INTERESTS IN ASSOCIATES

12. 聯營公司權益

		30/9/2007 HK$'000 千港元	31/3/2007 HK$'000 千港元
Cost of unlisted investment in associates, less impairment *(Note)*	投資非上市聯營公司之成本，扣除減值（附註）	**503,716**	503,716
Share of post-acquisition results, net of dividends received	攤佔收購後業績，扣除已收股息	**164,473**	206,518
		668,189	710,234

Note:

As at 30 September 2007, the unlisted investment includes the Group's 45% equity interest in Nantong Port Group Limited ("Nantong Port Group"), which is a sino-foreign joint venture enterprise registered in the PRC. Nantong Port Group is principally engaged in providing cargo loading and off loading, storage, shipping agent, cargo agent, ship anchoring, ship repairing, port machinery, shipping logistics and ship piloting services in Nantong Port, Jiangsu Province, the PRC.

附註：

於2007年9月30日，非上市投資包括本集團於南通港口集團有限公司（「南通港口集團」）之45%股本權益。南通港口集團為一間於中國註冊之中外合營企業。南通港口集團主要於中國江蘇省南通港從事提供貨物裝卸、堆存、貨運代理、理貨業務、港口船舶服務、船舶航修、海港機械修造、船舶供應服務、引航等業務。

13. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for management contracting segment and LPG distribution segment are negotiated at terms determined and agreed with its customers. Credit terms of property leasing business are governed by the rental agreements. The credit terms granted by the Group normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$752,697,000 (31/3/2007: HK$1,003,440,000) and their aged analysis is as follows:

13. 應收賬款、訂金及預付款項

本集團承建管理分部及液化石油氣分銷分部之信貸期乃與客戶磋商及訂立。物業租賃業務之信貸期受租賃協議規定。本集團授出之信貸期一般為30至90日。

應收賬款、訂金及預付款項已計入約752,697,000港元(31/3/2007：1,003,440,000港元)之應收貿易賬款，而其賬齡分析如下：

		30/9/2007 HK$'000 千港元	31/3/2007 HK$'000 千港元
Within 90 days	90日內	**675,958**	935,095
More than 90 days and within 180 days	超過90日但於180日內	**5,967**	19,346
More than 180 days	超過180日	**70,772**	48,999
		752,697	1,003,440

14. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately HK$220,500,000 (31/3/2007: HK$351,026,000) and their aged analysis is as follows:

14. 應付賬款及應計開支

應付賬款及應計開支已計入約220,500,000港元(31/3/2007：351,026,000港元)之應付貿易賬款，而其賬齡分析如下：

		30/9/2007 HK$'000 千港元	31/3/2007 HK$'000 千港元
Within 90 days	90日內	**202,088**	329,211
More than 90 days and within 180 days	超過90日但於180日內	**4,090**	8,230
More than 180 days	超過180日	**14,322**	13,585
		220,500	351,026

15. CONVERTIBLE NOTES PAYABLE

During the period, the Company issued zero coupon convertible notes with an aggregate face value of HK$121,521,000 for settlement of the consideration for the LPG assets acquired during the year ended 31 March 2007. The convertible notes are denominated in Hong Kong dollars. The notes entitled the holders to convert them into ordinary shares of the Company at any time between 15th day after the date of issue of the notes and 15 days prior to their respective maturity dates on 18 April 2010 and 31 May 2010 at a conversion price of HK$4.25 per share subject to adjustment in accordance with the agreement. If the notes are not converted, they will be redeemed on maturity date at 114.167% of the principal amount of the notes outstanding. The Company may at any time and from time to time purchase the convertible notes at any price as agreed between the Company and the noteholder. The effective interest rates of the liability component of notes issued on 19 April 2007 and 1 June 2007 are 7.02% and 7.58%, respectively.

15. 應付可換股票據

期內，本公司發行總面值為121,521,000港元之零息可換股票據，以償還截至2007年3月31日年度內已收購液化石油氣資產之代價。可換股票據以港元計價。票據賦予票據持有人權利，可於票據發行日期後第十五日至其各自之到期日(2010年4月18日及2010年5月31日)前十五日期間內隨時按每股4.25港元(可根據協議予以調整)之兌換價將票據轉換為本公司之普通股。倘票據尚未兌換，將於到期日按未行使票據本金額之114.167%贖回。本公司可於任何時間及不時以本公司及票據持有人同意之任何價格購買可換股票據。2007年4月19日及2007年6月1日發行之票據之負債部分之有效利率分別為7.02%及7.58%。

15. CONVERTIBLE NOTES PAYABLE (Continued)

Accounting policy of the convertible notes payable

Convertible notes payable issued by the Company that contain both liability and equity components are classified separately into respective liability and equity components on initial recognition. Conversion option will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes payable and the fair value assigned to the liability component, representing the conversion option for the holder to convert the notes into equity, is included in convertible notes reserve.

In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible notes reserve until the option is exercised in which case the balance stated in convertible notes reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible notes reserve will be released to the retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible notes payable using the effective interest method.

The movement of the liability component of the convertible notes for the period is set out below:

15. 應付可換股票據(續)

應付可換股票據之會計政策

本公司發行之應付可換股票據包含負債及權益部分，並於初步確認時分開歸類於各自負債及權益部分。倘可換股期權將透過以固定金額之現金或其他金融資產換取固定數目之本公司股本工具而結算，則分類為股本工具。於初步確認時，負債部分之公平價值乃按同類非可換股債項之現行市場息率釐定。發行可換股票據所得款項淨額與歸入負債部分之公平價值的差額(代表持有人將票據轉換為權益之兌換期權)計入可換股票據儲備。

其後期間可兌換票據之負債部分採用有效利率法以攤銷成本入賬。權益部分(代表將負債部分轉換為本公司普通股之期權)將保留於可換股票據儲備內，直至期權被行使，屆時於可換股票據儲備呈列之餘額將轉撥至股份溢價。若該期權於到期日仍未行使，則於可換股票據權益儲備呈列之餘額將被用於撥入保留溢利。期權於兌換或失效時之損益概不會於收益表內確認。

與發行可換股票據有關之交易成本將按所得款項之分配比例分配至負債及權益部份。與權益部份有關之交易成本直接於權益中支銷。與負債部份有關之交易成本則列入負債部份之賬面值內，並於可換股票據有效期內以有效利率法予以攤銷。

期內可換股票據之負債部分之變動如下：

		30/9/2007 HK$'000 千港元
Issued during the period	期內已發行	113,039
Interest charge	利息支出	3,518
Carrying amount at the end of the period	期末賬面值	116,557

16. SHARE CAPITAL

16. 股本

		Number of shares 股份數目	Value 金額 HK$'000 千港元
Ordinary shares of HK$0.10 each:	每股面值0.10港元之普通股：		
Authorised:	法定：		
At 1 April 2007 and 30 September 2007	於2007年4月1日及2007年9月30日	3,000,000,000	300,000
Issued and fully paid:	已發行繳足股款：		
At 1 April 2007	於2007年4月1日	1,491,713,407	149,171
Issue of shares under share option scheme	根據購股權計劃發行股份	7,960,000	796
Shares repurchased	購回股份	(1,834,000)	(183)
At 30 September 2007	於2007年9月30日	1,497,839,407	149,784

During the period, the Company granted 29,650,000 share options to the directors, employees and certain other eligible persons at an exercise price ranging from HK$3.50 to HK$4.50. The fair value of the share options granted during the period is approximately HK$8,707,000. The share options granted are subject to vesting conditions from zero to two years with or without certain performance conditions.

期內，本公司以界乎3.50港元至4.50港元之行使價向董事、僱員及若干其他合資格人士授出29,650,000份購股權，而授出之購股權於期內之公平價值約為8,707,000港元，所授出之購股權之歸屬條件為零至兩年並附有或不附有若干表現狀況之條件。

17. DEFERRED TAXATION

The following are the major deferred tax liabilities recognised and movements thereon during the current period:

17. 遞延稅項

以下是本期間可識別的遞延稅項負債，以及其變動情況：

		Fair value adjustment on investment properties 投資物業之公平價值調整 HK$'000 千港元	Fair value adjustment on project under development 發展中項目之公平價值調整 (Note附註) HK$'000 千港元	Others 其他 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1 April 2007	於2007年4月1日	–	926,204	21,720	947,924
Exchange realignment	匯兌調整	–	21,050	491	21,541
Transfer	轉讓	123,666	(123,666)	–	–
(Credit) charge to profit or loss	收益表之（撥入）扣減	263,014	–	(557)	262,457
At 30 September 2007	於2007年9月30日	386,680	823,588	21,654	1,231,922

Note:

The deferred tax liabilities represent the tax effect in respect of fair value adjustment on project under development arising on business combination in 2004.

附註：

遞延稅項負債指2004年因業務併購對發展中項目之公平價值調整之稅項影響。

18. CONTINGENCIES AND COMMITMENTS / 18. 或然負債及承擔

		30/9/2007 HK$'000 千港元	31/3/2007 HK$'000 千港元
Commitments	**承擔**		
Expenditure contracted for but not provided in the condensed consolidated financial statements in respect of acquisition of:	就收購以下項目已訂約但未於簡明綜合賬目內撥備之開支：		
– Equity investment	一股權投資	**56,466**	–
– Property, plant and equipment	一物業、機械及設備	**282,729**	274,986
– Project under development	一發展中項目	**615,056**	1,146,837
– Properties under development	一發展中物業	**279,307**	98,044
		1,233,558	1,519,867
Contingencies	**或然負債**		
Guarantee given to a bank in respect of banking facilities granted to an associate	就授予聯營公司之銀行信貸向銀行作出之擔保	**9,454**	9,454

19. SIGNIFICANT RELATED PARTY TRANSACTIONS / 19. 重大關連人士交易

(a) The Group entered into the following significant transactions with its related parties during the period:

(a) 期內，本集團與其關連人士訂立以下重大交易：

Class of related party 關連人士之類別	Nature of transactions 交易性質	Six months ended 30 September 截至9月30日止六個月 2007 HK$'000 千港元	2006 HK$'000 千港元
Associates of the Group 本集團之聯營公司	Interest income charged by the Group 本集團收取利息收入	**1,170**	3,122
	Rentals and related building management fee charged to the Group 本集團支付租金及相關物業管理費	**5,776**	11,735
	Project management fees charged to the Group 本集團支付項目管理費	**15,570**	–
Jointly controlled entities of the Group 本集團之共同控制機構	Subcontracting fees charged to the Group 本集團支付分承包費	**3,861**	–
Subsidiaries of ITC Corporation Limited ("ITC") 德祥企業集團有限公司（「德祥企業」）之附屬公司	Interest income charged by the Group 本集團收取利息收入	**1,922**	–
Associates of ITC 德祥企業之聯營公司	Interest income charged by the Group 本集團收取利息收入	**5,825**	10,463
	Interest charged to the Group 本集團支付利息	**–**	485
	Face value of Hanny bonds issued to the Group 本集團獲發行錦興債券之票面值	**–**	36,858

ITC is the substantial shareholder of the Company.

德祥企業為本公司之主要股東。

19. SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(b) Compensation of key management personnel

The remuneration of directors and other members of key management, which is determined by the remuneration committee having regard to the performance of individuals and market trends, is as follows:

19. 重大關連人士交易(續)

(b) 主要管理層成員之酬勞

董事及主要管理層成員之酬金乃由薪酬委員會參考個別人員之表現及市場情況而釐定，詳情如下：

		Six months ended 30 September 截至9月30日止六個月	
		2007 HK$'000 千港元	2006 HK$'000 千港元
Short-term benefits	短期福利	**10,527**	9,391
Post-employment benefits	退休福利	**278**	282
Share-based payment expense	以股份支付款項之費用	**5,906**	6,196
		16,711	15,869

20. POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the Group announced its intention to acquire a further 12.32% equity interests in Nantong Port Group, a 45% owned associate of the Group. The interest will be acquired through a public tender and bidding process in the PRC. A special general meeting will be convened to poll for the grant of a mandate by the Company's shareholders to proceed with the acquisition. Details of the above are set out in the Company's announcement dated 2 November 2007.

20. 結算日後事項

結算日後，本集團宣布其增持南通港口集團有限公司(現為保華擁有45%之聯營公司)12.32%權益之意向。收購將透過於中國之公開招標及投標進行。股東特別大會將舉行，並以投票方式獲取股東之授權以進行收購事項。上述詳情載列於本公司日期為2007年11月2日之公佈。

Directors' and Chief Executive's Interests and Short Positions

As at 30 September 2007, the interests/short positions of each of the directors (the "Directors") of PYI Corporation Limited ("PYI" or the "Company"), the chief executive and their respective associates in the shares and underlying shares of PYI or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to PYI and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Mode Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), are set out below:

董事及主要行政人員的權益及淡倉

於2007年9月30日，根據《證券及期貨條例》第352條規定而存置之登記冊所載，又或根據《香港聯合交易所有限公司證券上市規則》（「《上市規則》」）附錄十中的《上市發行人董事進行證券交易的標準守則》（「《標準守則》」）向保華集團有限公司（「保華」或「本公司」）及香港聯合交易所有限公司（「聯交所」）發出的通知所載，每名保華董事（「董事」）、主要行政人員及彼等各自之聯繫人持有保華或任何《證券及期貨條例》第XV部所指之相關法團的股份及相關股份的權益／淡倉載列如下：

(1) PYI

(1) 保華

		Number of shares/underlying shares held 持有股份／相關股份數目 (Note 附註 1)					
Name of Director/ chief executive 董事／主要行政人員名稱	Capacity 身份	Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Total 總數	% of issued share capital 佔已發行股本的百分比 (Note 附註 2)
Chow Ming Kuen, Joseph 周明權	Beneficial owner 實益持有人	1,300,000	-	-	-	1,300,000	0.09
Lau Ko Yuen, Tom 劉高原	Beneficial owner 實益持有人	38,620,671 (Note 附註 3)	-	-	-	38,620,671	2.58
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益持有人	11,915,186	-	-	-	11,915,186	0.80
Kwok Shiu Keung, Ernest 郭少強	Beneficial owner 實益持有人	1,300,000 (Note 附註 4)	-	-	-	1,300,000	0.09
Chan Shu Kin 陳樹堅	Beneficial owner 實益持有人	1,300,000 (Note 附註 4)	-	-	-	1,300,000	0.09
Leung Po Wing, Bowen Joseph 梁寶榮	Beneficial owner 實益持有人	1,300,000 (Note 附註 4)	-	-	-	1,300,000	0.09
Li Chang An 李昌安	Beneficial owner 實益持有人	1,300,000 (Note 附註 4)	-	-	-	1,300,000	0.09

Notes:

1. All the above interests in the shares and underlying shares of PYI were long positions. None of the Directors and chief executive of PYI or their associates held any short positions in the shares and underlying shares of PYI as at 30 September 2007.

2. Based on PYI's issued share capital of 1,497,839,407 shares as at 30 September 2007.

3. Such interests held by Mr Lau Ko Yuen, Tom comprised:

   (i) 4,720,671 shares held by him personally; and

   (ii) 33,900,000 underlying shares in respect of share options granted to him on 28 December 2004, 8 September 2006 and 18 September 2007 pursuant to the share option scheme of PYI, further details of which are set out in the section headed "PYI Share Option Scheme" below.

4. All these interests held by such Directors comprised underlying shares in respect of share options granted to them on 28 December 2004, 8 September 2006 or 6 February 2007 pursuant to the share option scheme of PYI, further details of which are set out in the section headed "PYI Share Option Scheme" below.

附註：

1. 上述保華股份及相關股份的權益均為好倉，於2007年9月30日，保華董事及主要行政人員或彼等之聯繫人概無於保華股份及相關股份中擁有淡倉。

2. 以2007年9月30日的保華1,497,839,407股已發行股本為基準。

3. 該等由劉高原先生持有之權益包括：

   (i) 由劉先生個人持有之4,720,671股股份；及

   (ii) 根據保華購股權計劃於2004年12月28日、2006年9月8日及2007年9月18日授予劉先生的購股權所涉及之33,900,000股相關股份，有關詳情已載列於下文題為「保華購股權計劃」。

4. 由該等董事所持有之此等權益包括根據保華購股權計劃於2004年12月28日、2006年9月8日或2007年2月6日授予該等董事／主要行政人員的購股權所涉及之相關股份，有關詳情已載列於下文題為「保華購股權計劃」。

(2) Paul Y. Engineering Group Limited ("PYE")

(2) 保華建業集團有限公司(「保華建業」)

Name of Director/ chief executive 董事／主要行政人員名稱	Capacity 身份	Number of shares/underlying shares held 持有股份／相關股份數目 (*Note 附註 1*) Personal Interests 個人權益	Family Interests 家族權益	Corporate Interests 公司權益	Other Interests 其他權益	Total 總數	% of issued share capital 佔已發行股本的百分比 (*Note 附註 2*)
Lau Ko Yuen, Tom 劉高原	Beneficial owner 實益持有人	500,000 (*Note 附註 3*)	–	–	–	500,000	0.08%

Notes:

1. All the above interests in the shares and underlying shares of PYE were long positions. None of the Directors and chief executive of PYI or their associates held any short positions in the shares and underlying shares of PYE as at 30 September 2007.

2. Based on PYE's issued share capital of 591,599,109 shares as at 30 September 2007.

3. Such interests held by Mr Lau Ko Yuen, Tom comprised 500,000 underlying shares of PYE (which is an associated corporation, within the meaning of the SFO, of PYI) in respect of options granted to him on 8 June 2007 pursuant to the share option scheme of PYE, further details of which are set out in the section headed "PYE Share Option Scheme" below.

附註：

1. 上述保華建業股份及相關股份的權益均為好倉，於2007年9月30日，保華董事及主要行政人員或彼等之聯繫人概無於保華建業股份及相關股份中擁有淡倉。

2. 以2007年9月30日的保華建業591,599,109股已發行股本為基準。

3. 由劉高原先生所持有之有關權益，包括於2007年6月8日按保華建業(其屬《證券及期貨條例》所指的保華相聯法團)之購股權計劃授予劉先生500,000股保華建業相關股份之購股權，有關詳情已載列於下文題為「保華建業購股權計劃」。

Save for those disclosed above, none of the Directors or the chief executive had any interest and short position in the shares, underlying shares and debentures of PYI or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to PYI and the Stock Exchange pursuant to the Model Code.

Apart from incentive schemes including the share option schemes, share award schemes and share financing plans of PYI and its subsidiaries (the "Group"), at no time during the period was PYI or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means by acquisition of shares in, or debentures of, PYI or any body corporate. Save for those disclosed above, none of the Directors or the chief executive (including their spouses and children under the age of 18) had, during the six months ended 30 September 2007, held any interest in, or been granted any right to subscribe for the securities of PYI and its associated corporations, within the meaning of the SFO, or had exercised any such rights.

Share Option Schemes

(1) PYI Share Option Scheme

On 27 August 2002, PYI adopted a share option scheme (the "PYI Share Option Scheme") under which the Directors may, at their discretion, offer any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity, options to subscribe for shares in PYI subject to the terms and conditions stipulated in the PYI Share Option Scheme. The PYI Share Option Scheme has a life of 10 years until 26 August 2012.

As at 30 September 2007, the total number of shares available for issue under the PYI Share Option Scheme was 149,780,440, representing 10% of the issued share capital of PYI on that date.

除上述披露者外，董事或主要行政人員概無在保華或其任何相聯法團(按《證券及期貨條例》第XV部所界定者)的股份、相關股份及債券中擁有任何權益及淡倉而須登記於根據《證券及期貨條例》第352條須予備存的登記冊內又或須根據《標準守則》通知保華及聯交所。

除保華及其附屬公司(「本集團」)之獎賞計劃，包括購股權計劃、股份獎勵計劃及股份融資計劃外，在本期間任何時候，保華或其任何附屬公司均沒有參與作出任何安排以使董事可透過購入保華或任何公司的股份或債券而獲得利益。除上述披露者外，於截至2007年9月30日止六個月內，任何董事或主要行政人員(包括其配偶及未滿18歲的子女)亦未擁有或曾獲授任何可認購保華及其相聯法團(按《證券及期貨條例》所界定者)的證券利益或權利，或曾行使過任何有關權利。

購股權計劃

(1) 保華購股權計劃

於2002年8月27日，保華採納購股權計劃(「保華購股權計劃」)，根據此計劃，董事可酌情向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事及本集團任何成員公司或任何投資機構之著名人士、諮詢人、顧問或代理授予可按保華購股權計劃的條款及條件認購保華股份的購股權。保華購股權計劃有效期為10年，直至2012年8月26日。

於2007年9月30日，根據保華購股權計劃可予發行的股份總數為149,780,440股，佔保華當日已發行股本10%。

Details of the share options outstanding as at 30 September 2007 under the PYI Share Option Scheme were as follows:

於2007年9月30日，根據保華購股權計劃授出而尚未行使之購股權詳情如下：

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目 As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Directors 董事								
Lau Ko Yuen, Tom 劉高原	28/12/2004	1.24	6,500,000	-	-	-	6,500,000	28/12/2004 - 26/8/2012
	28/12/2004	1.50	6,500,000	-	-	-	6,500,000	28/12/2004 - 26/8/2012
	8/9/2006	2.48	4,600,000	-	4,600,000	-	-	8/9/2006 - 7/9/2007
	8/9/2006	2.48	4,600,000	-	-	-	4,600,000	8/9/2007 - 7/9/2008
	8/9/2006	2.48	4,600,000	-	-	-	4,600,000	8/9/2008 - 7/9/2009
	18/9/2007	3.546	-	3,900,000	-	-	3,900,000	18/9/2007 - 17/9/2008
	18/9/2007	3.546	-	3,900,000	-	-	3,900,000	18/9/2008 - 17/9/2009
	18/9/2007	3.546	-	3,900,000	-	-	3,900,000	18/9/2009 - 17/9/2010
Kwok Shiu Keung, Ernest 郭少強	28/12/2004	1.24	650,000	-	-	-	650,000	28/12/2004 - 26/8/2012
	28/12/2004	1.50	650,000	-	-	-	650,000	28/12/2004 - 26/8/2012
Chan Shu Kin 陳樹堅	28/12/2004	1.24	650,000	-	-	-	650,000	28/12/2004 - 26/8/2012
	28/12/2004	1.50	650,000	-	-	-	650,000	28/12/2004 - 26/8/2012
Leung Po Wing, Bowen Joseph 梁寶榮	8/9/2006	2.43	1,300,000	-	-	-	1,300,000	8/9/2006 - 26/8/2012
Li Chang An 李昌安	6/2/2007	3.00	1,300,000	-	-	-	1,300,000	6/2/2007 - 26/8/2012
Sub-total 小計：			32,000,000	11,700,000	4,600,000	-	39,100,000	

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目 As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Employees 僱員								
Hong Kong 香港	6/2/2006	2.50	3,250,000	–	–	–	3,250,000	6/2/2007 – 5/2/2008
	6/2/2006	3.00	3,250,000	–	–	–	3,250,000	6/2/2008 – 5/2/2009
	6/2/2006	3.50	3,250,000	–	–	–	3,250,000	6/2/2009 – 5/2/2010
	8/9/2006	2.43	1,750,000	–	1,750,000	–	–	8/9/2006 – 7/9/2007
	8/9/2006	2.43	1,500,000	–	–	–	1,500,000	1/8/2007 – 31/7/2008
	8/9/2006	2.43	1,500,000	–	–	–	1,500,000	1/8/2008 – 31/7/2009
	8/9/2006	3.00	1,500,000	–	–	–	1,500,000	1/8/2007 – 31/7/2008
	8/9/2006	3.50	1,500,000	–	–	–	1,500,000	1/8/2008 – 31/7/2009
	8/9/2006	3.00	1,050,000	–	–	–	1,050,000	8/9/2007 – 7/9/2008
	8/9/2006	3.50	400,000	–	–	–	400,000	8/9/2008 – 7/9/2009
	6/2/2007	3.00	120,000	–	–	–	120,000	6/2/2007 – 5/2/2008
	6/2/2007	3.00	140,000	–	–	–	140,000	6/2/2008 – 5/2/2009
	6/2/2007	3.50	140,000	–	–	–	140,000	6/2/2009 – 5/2/2010
	30/4/2007	3.50	–	1,500,000	–	–	1,500,000	1/8/2007 – 30/4/2008
	1/8/2007	3.50	–	150,000	–	–	150,000	1/8/2007 – 31/7/2008
	1/8/2007	4.00	–	150,000	–	–	150,000	1/8/2008 – 31/7/2009
	1/8/2007	4.50	–	150,000	–	–	150,000	1/8/2009 – 31/7/2010
Sub-total 小計：			19,350,000	1,950,000	1,750,000	–	19,550,000	

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目 As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Employees 僱員								
Mainland China 中國內地	6/2/2006	2.50	3,905,000	-	326,000	-	3,579,000	6/2/2007 - 5/2/2008
	6/2/2006	3.00	4,425,000	-	-	25,000	4,400,000	6/2/2008 - 5/2/2009
	6/2/2006	3.50	4,425,000	-	-	25,000	4,400,000	6/2/2009 - 5/2/2010
	24/3/2006	2.50	2,950,000	-	424,000	125,000	2,401,000	6/2/2007 - 5/2/2008
	24/3/2006	3.00	3,000,000	-	-	125,000	2,875,000	6/2/2008 - 5/2/2009
	24/3/2006	3.50	3,000,000	-	-	125,000	2,875,000	6/2/2009 - 5/2/2010
	8/9/2006	2.43	1,700,000	-	800,000	900,000	-	8/9/2006 - 7/9/2007
	8/9/2006	3.00	1,700,000	-	-	900,000	800,000	8/9/2007 - 7/9/2008
	8/9/2006	3.50	1,600,000	-	-	1,200,000	400,000	8/9/2008 - 7/9/2009
	6/2/2007	4.00	2,500,000	-	-	-	2,500,000	6/2/2007 - 5/2/2008
	6/2/2007	3.00	900,000	-	60,000	-	840,000	6/2/2007 - 5/2/2008
	6/2/2007	3.00	1,050,000	-	-	-	1,050,000	6/2/2008 - 5/2/2009
	6/2/2007	3.50	1,050,000	-	-	-	1,050,000	6/2/2009 - 5/2/2010
	1/8/2007	3.50	-	400,000	-	-	400,000	1/8/2007 - 31/7/2008
	1/8/2007	4.00	-	300,000	-	-	300,000	1/8/2008 - 31/7/2009
	1/8/2007	4.50	-	300,000	-	-	300,000	1/8/2009 - 31/7/2010
Sub-total 小計 :			32,205,000	1,000,000	1,610,000	3,425,000	28,170,000	

			Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目					
Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Advisors 顧問	28/12/2004	1.24	650,000	-	-	-	650,000	28/12/2004 26/8/2012
	28/12/2004	1.50	4,780,000	-	-	-	4,780,000	28/12/2004 26/8/2012
	15/5/2007	3.50	-	9,000,000	-	-	9,000,000	15/5/2007 – 14/5/2008
	15/5/2007	3.50	-	6,000,000	-	-	6,000,000	15/5/2007 – 14/5/2009
Sub-total 小計：			5,430,000	15,000,000	-	-	20,430,000	
Grand total 總計：			88,985,000	29,650,000	7,960,000	3,425,000	107,250,000	

All the above outstanding share options of PYI will be vested in the relevant grantees upon the first date of their respective exercise periods, except for vesting of the 21,000,000 outstanding PYI's share options which will be conditional on such grantees satisfying the conditions attached to each grant.

以上所有保華尚未行使之購股權均在其各自之行使期的首日，歸屬予有關承授人，除21,000,000份保華尚未行使之購股權，須待承授人履行其個別授出購股權所附帶的條件，方可歸屬。

No option granted under the PYI Share Option Scheme was cancelled during the six months ended 30 September 2007.

截至2007年9月30日止六個月內，概無根據保華購股權計劃授出的購股權被註銷。

In respect of the 29,650,000 share options granted under PYI Share Option Scheme during the six months ended 30 September 2007, the closing share prices of PYI immediately before the dates of grant ranged from HK$3.00 to HK$3.49.

截至2007年9月30日止六個月內，根據保華購股權計劃授出之29,650,000份購股權，於緊接授出當日之前一日，保華股份收市價介乎3.00港元至3.49港元。

In respect of the 7,960,000 share options of PYI exercised during the six months ended 30 September 2007, the weighted average closing price of PYI's shares immediately before the dates of exercise was HK$3.20.

截至2007年9月30日止六個月內行使之7,960,000份保華購股權，於緊接行使當日之前一日，保華股份的加權平均收市價為3.20港元。

(2) PYE Share Option Scheme

PYE (a subsidiary of PYI), adopted its share option scheme ("PYE Share Option Scheme") on 7 September 2005, under which the directors of PYE may, at their discretion, offer any employees, executives or officers, directors of PYE and its subsidiaries ("PYE Group") or any invested entity and any consultant, adviser or agent of any member of PYE Group or any invested entity, who have contributed or will contribute to the growth and development of PYE Group or any invested entity, options to subscribe for shares in PYE subject to the terms and conditions stipulated in the PYE Share Option Scheme. The PYE Share Option Scheme has a life of 10 years until 6 September 2015.

(2) 保華建業購股權計劃

保華建業(保華之一間附屬公司)於2005年9月7日，採納其購股權計劃(「保華建業購股權計劃」)，根據此計劃，保華建業董事可酌情向對或將會對保華建業及其附屬公司(「保華建業集團」)或任何投資機構作出貢獻之保華建業集團或任何投資機構之任何僱員、行政人員或高級職員、董事及保華建業集團任何成員公司或任何投資機構之諮詢人、顧問或代理授予可按保華建業購股權計劃的條款及條件認購保華建業股份的購股權。保華建業購股權計劃有效期為10年，直至2015年9月6日。

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目 — As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Director 董事								
Lau Ko Yuen, Tom 劉高原	8/6/2007	1.36	-	500,000	-	-	500,000	1/7/2007 – 30/6/2009
Employees 僱員	3/2/2006	0.70	1,500,000	-	1,000,000	-	500,000	3/2/2006 – 6/9/2015
	3/2/2006	0.85	1,500,000	-	1,000,000	-	500,000	1/1/2007 – 6/9/2015
	3/2/2006	1.00	1,500,000	-	-	1,000,000	500,000	1/1/2008 – 6/9/2015
	9/2/2006	0.90	5,600,000	-	-	2,000,000	3,600,000	9/2/2008 – 8/2/2009
	13/7/2006	1.00	1,500,000	-	-	-	1,500,000	13/7/2006 – 12/7/2008
	13/7/2006	1.00	3,000,000	-	-	1,500,000	1,500,000	13/7/2007 – 12/7/2009
	13/7/2006	1.00	2,000,000	-	-	-	2,000,000	13/7/2008 – 12/7/2009
	30/5/2007	1.34	-	1,500,000	-	-	1,500,000	1/7/2007 – 30/6/2008
	30/5/2007	1.34	-	1,500,000	-	-	1,500,000	1/7/2008 – 30/6/2009
	30/5/2007	1.34	-	12,400,000	-	500,000	11,900,000	9/2/2008 – 8/2/2009
Sub-total 小計:			16,600,000	15,400,000	2,000,000	5,000,000	25,000,000	

Grantee 承授人	Date of grant 授出日期	Exercise price 行使價 HK$ 港元	Number of shares issuable under the options granted 根據獲授購股權可發行的股份數目: As at 1/4/2007 於 1/4/2007	Granted during the period 本期間內授出	Issued upon exercise during the period 本期間內因行使而發行	Lapsed during the period 本期間內失效	As at 30/9/2007 於 30/9/2007	Exercise period 行使期
Other participants 其他參與者	30/5/2007	1.34	–	600,000	-	–	600,000	9/2/2008 – 8/2/2009
	8/6/2007	1.36	–	1,500,000	-	–	1,500,000	1/7/2007 – 30/6/2009
Sub-total 小計：			–	2,100,000	-	-	2,100,000	
Grand total 總計：			16,600,000	18,000,000	2,000,000	5,000,000	27,600,000	

All the above outstanding share options of PYE will be vested in the relevant grantees upon the first date of their respective exercise periods.

No share options of PYE were cancelled during the period.

The closing prices of the PYE's shares on the trading days immediately before 30 May 2007 and 8 June 2007, being the dates of grant of PYE's share options during the period, were both HK$1.33.

In respect of the 2,000,000 PYE's share options exercised during the period, the weighted average closing price of the PYE's shares immediately before the dates of exercise was HK$1.29.

以上所有保華建業尚未行使之購股權均在其各自之行使期的首日，歸屬予有關承授人。

期內概無保華建業購股權被註銷。

緊接2007年5月30日及2007年6月8日（授出保華建業購股權之日期）前，保華建業股份之收市價均為1.33港元。

緊接行使2,000,000份保華建業購股權當日前，保華建業股份之加權平均收市價為1.29港元。

Share Award Schemes

(1) PYI Share Award Scheme

This share award scheme, adopted by PYI on 23 February 2006, allows PYI to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of the Group) by way of PYI shares acquired by and held through an independent trustee until fulfillment of specified conditions before vesting.

During the period, a total of 160,000 shares of PYI became vested in 8 employees under the scheme.

(2) PYE Share Award Scheme

This scheme, adopted by PYE on 6 September 2006, allows PYE to make bonus payments to eligible persons (including employees, directors, consultants, advisers and agents of PYE Group) by way of PYE shares acquired by and held through an independent trustee until fulfillment of specified conditions before vesting.

No shares of PYE were awarded to the Directors under this scheme during the period.

Share Financing Plans

(1) PYI Share Financing Plan

This plan, adopted by PYI on 14 February 2006, allows eligible persons (including employees, directors, consultants, advisers and agents of the Group) to borrow funds from PYI or from a company within the Group to acquire new or old PYI shares on a non-recourse basis with the subject shares pledged to PYI as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During this period, no financing to employees was provided by the Group under this plan.

股份獎勵計劃

(1) 保華股份獎勵計劃

保華於2006年2月23日採納此股份獎勵計劃，向合資格人士(包括本集團之僱員、董事、諮詢人、顧問及代理)以保華股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至指定的歸屬條件達成為止。

期內，已根據該計劃歸屬合共160,000股保華股份予8位僱員。

(2) 保華建業股份獎勵計劃

保華建業於2006年9月6日採納此計劃，向合資格人士(包括保華建業集團之僱員、董事、諮詢人、顧問及代理)以保華建業股份的形式派發花紅，此等股份將由一名獨立受託人購入及持有直至指定的歸屬條件達成為止。

期內，概無根據此計劃獎授保華建業股份予董事。

股份融資計劃

(1) 保華股份融資計劃

保華於2006年2月14日採納此計劃，合資格人士(包括本集團之僱員、董事、諮詢人、顧問及代理)可在不被追索的基礎下，向保華或本集團內一家公司借款以認購新或舊保華股份，而將此等股份抵押保華作為保證，惟須符合《上市規則》之關連交易及其他相關規定。

期內，本集團並無根據此計劃向僱員提供任何融資。

(2) PYE Share Financing Plan

This plan, adopted by PYE on 6 September 2006, allows eligible persons (including employees, directors, consultants, advisers and agents of the PYE Group) to borrow funds from PYE or from a company within the PYE Group to acquire new or old PYE shares on a non-recourse basis with the subject shares pledged to PYE as security, subject always to connected transaction and other relevant provisions under the Listing Rules.

During this period, no financing to the Directors was provided by the PYE Group under this plan.

(2) 保華建業股份融資計劃

保華建業於2006年9月6日採納此計劃，合資格人士(包括保華建業集團之僱員、董事、諮詢人、顧問及代理)可在不被追索的基礎下，向保華建業或保華建業集團內一家公司借款以認購新或舊保華建業股份，而將此等股份抵押保華建業作為保證，惟須符合《上市規則》之關連交易及其他上市規則之相關規定。

期內，保華建業集團並無根據此計劃向董事提供任何融資。

Interests and Short Positions of Shareholders

So far as is known to the Directors or chief executive of PYI, as at 30 September 2007, the following persons had an interest/short position in the shares and underlying shares of PYI as recorded in the register of PYI required to be kept under section 336 of the SFO:

股東權益及淡倉

就董事或保華主要行政人員所知，於2007年9月30日，下列人士於保華股份及相關股份中擁有根據《證券及期貨條例》第336條置存的登記冊內之權益／淡倉：

(1) Substantial shareholders

(1) 主要股東

Name of shareholder 股東名稱	Capacity 身份	Number of shares held 持有股份數目 *(Note 附註 1)*	% of issued share capital 佔已發行股本的百分比 *(Note 附註 2)*
ITC Corporaton Limited 德祥企業集團有限公司	Interest of controlled corporation 受控制法團權益 *(Note 附註 3)*	402,368,507	26.86%
ITC Investment Holdings Limited	Interest of controlled corporation 受控制法團權益 *(Note 附註 3)*	402,368,507	26.86%
Hollyfield Group Limited	Beneficial owner 實益持有人 *(Note 附註 3)*	402,368,507	26.86%

Notes:

1. All the above interests in the shares of PYI were long positions.
2. Based on PYI's issued share capital of 1,497,839,407 as at 30 September 2007.
3. Hollyfield Group Limited, a wholly-owned subsidiary of ITC Investment Holdings Limited, which was in turn a wholly-owned subsidiary of ITC Corporation Limited, owned 402,368,507 shares in PYI. Accordingly, ITC Corporation Limited and ITC Investment Holdings Limited were deemed to be interested in the said 402,368,507 shares in PYI held by Hollyfield Group Limited.

附註：

1. 上述保華股份的權益均為好倉。
2. 以2007年9月30日的保華1,497,839,407股已發行股本為基準。
3. ITC Investment Holdings Limited為德祥企業集團有限公司之全資附屬公司，其全資附屬公司Hollyfield Group Limited擁有402,368,507股保華股份，德祥企業集團有限公司及ITC Investment Holdings Limited因而被視作於上述Hollyfield Group Limited持有之402,368,507股保華股份中擁有權益。

(2) Other persons **(2) 其他人士**

Name 名稱	Capacity 身份	Number of shares held 持有股份數目 *(Note 附註 1)*	% of issued share capital 佔已發行股本的百分比 *(Note 附註 2)*
Och-Ziff GP LLC	Interest of controlled corporation 受控制法團權益 *(Note 附註 3)*	135,033,516	9.01%
OZ Management L.P. (formerly known as 前稱 OZ Management, L.L.C.)	Investment manager 投資經理 *(Note 附註 3)*	135,033,516	9.01%
Gandhara Master Fund Ltd.	Investment manager 投資經理	134,163,967	8.95%
The Children's Investment Fund Management (UK) LLP	Investment manager 投資經理 *(Note 附註 4)*	117,732,000	7.86%
The Children's Investment Master Fund	Beneficial owner 實益持有人 *(Note 附註 4)*	117,732,000	7.86%
Christian Emil Toggenburger	Beneficial owner 實益持有人	84,244,397	5.62%

Notes:

1. All the above interests in the shares of PYI were long positions.
2. Based on PYI's issued share capital of 1,497,839,407 as at 30 September 2007.
3. OZ Management L.P., a wholly-owned subsidiary of Och-Ziff GP LLC, owned an aggregate interests of 135,033,516 shares in PYI through its various direct wholly-owned subsidiaries and entities. Therefore, Och-Ziff GP LLC was deemed to be interested in the said 135,033,516 shares in PYI owned by OZ Management L.P..
4. The Children's Investment Master Fund is accustomed or obliged to act in accordance with the directions or instructions of The Children's Investment Fund Management (UK) LLP. Therefore, The Children's Investment Fund Management (UK) LLP is deemed to be having the same interests in the shares as The Children's Investment Master Fund.

附註：

1. 上述保華股份的權益均為好倉。
2. 以2007年9月30日的保華1,497,839,407股已發行股本為基準。
3. Och-Ziff GP LLC全資附屬公司OZ Management L.P.透過其多間全資附屬公司及機構擁有合共135,033,516股保華股份的權益，故此Och-Ziff GP LLC 被視作於OZ Management L.P. 所擁有之135,033,516股保華股份中擁有權益。
4. The Children's Investment Master Fund一向或必須遵從The Children's Investment Fund Management (UK) LLP之指示或指令。由此，The Children's Investment Fund Management (UK) LLP被視作與The Children's Investment Master Fund享有同等股份權益。

Save as disclosed above, as at 30 September 2007, PYI had not been notified by any persons (other than the Directors or chief executive) who had interests or short positions in the shares or underlying shares of PYI which would fall to be disclosed to PYI under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by PYI under Section 336 of the SFO.

除上文所披露者外，於2007年9月30日，概無任何人士(董事或主要行政人員除外)曾知會保華擁有根據《證券及期貨條例》第XV部第2及第3分部之條文須向保華披露或記載於保華按《證券及期貨條例》第336條置存之登記冊內的保華股份或相關股份之權益或淡倉。

Purchase, Sale and Redemption of Listed Securities

During the period, PYI had purchased a total of 1,834,000 ordinary shares of PYI on the Stock Exchange at an aggregate price of HK$6,137,000 (including transaction costs), representing an average price of HK$3.35 paid for each share purchased. All these shares were cancelled upon repurchase.

Securities in Issue

As at the period end, there were 1,497,839,407 shares of PYI in issue.

Corporate Governance

PYI has complied with all applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules throughout the period ended 30 September 2007.

During the period under review, the functions and composition of the board of Directors (the "Board") and all Board committees remain the same as those set out in the Corporate Governance Report on pages 56 to 83 of the PYI's annual report dated 20 July 2007.

The Board also continued its progressive efforts to maintain and enhance the effectiveness of the Group's system of internal control covering all material areas, including its financial, operational and compliance controls and its risk management functions.

PYI has adopted the Model Code as its own code for dealing in the securities of PYI by the Directors and the relevant employees of the Group.

According to the specific enquiry made by PYI, all Directors and the relevant employees of the Group have confirmed their compliance with the required standard set out in the Model Code throughout the period.

購買、出售或贖回上市證券

期內，保華於聯交所以6,137,000港元(包括交易成本)之總價格(即每股購回股份以3.35港元之平均價格支付)購買合共1,834,000股保華普通股，全部該等股份均已於購回後註銷。

已發行證券

於期結日，保華之已發行股份為1,497,839,407股。

企業管治

保華已於截至2007年9月30日止期間遵守《上市規則》附錄十四所載之《企業管治常規守則》。

於期內，董事局及轄下所有委員會之職能及組成與保華於2007年7月20日刊發之年報第56至83頁之《企業管治報告》內所載者相同。

董事局亦著力提高本集團在內部控制各重要方面之有效性，涵蓋了財政、營運及監察控制及風險管理職能。

保華已經採用《標準守則》作為董事和本集團相關僱員在買賣保華證券時所需遵守之守則。

根據保華的特定查詢，全體董事及本集團相關僱員均確認在本期間一直有遵守《標準守則》列載之所需標準。

Disclosure pursuant to Rules 13.20 and 13.22 of the Listing Rules

(1) Advances to entities

As at 30 September 2007, advances to entities did not individually exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

(2) Financial assistance and guarantees given to affiliated companies

As at 30 September 2007, the aggregate amount of the financial assistance provided by the Group to its associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the meaning under Chapter 13 of the Listing Rules) and the guarantees given by the Group for facilities granted to the Affiliated Companies did not exceed 8% under the assets ratio as defined under Rule 14.07(1) of the Listing Rules.

Review of Accounts

The audit committee of PYI has reviewed the Group's unaudited condensed consolidated financial statements for the six months ended 30 September 2007 in conjunction with PYI's external auditors.

The Board has appointed the external auditors to conduct review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants on the unaudited condensed consolidated financial statements for the six months ended 30 September 2007.

根據《上市規則》第13.20及13.22條作出披露

(1) 為若干實體提供貸款

於2007年9月30日，向實體提供之貸款個別並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

(2) 給予聯屬公司之財務資助及擔保

於2007年9月30日，本集團給予其聯營公司及共同控制實體(按《上市規則》第13章之界定，統稱「聯屬公司」)之財務資助及本集團就授予聯屬公司之融資所作出之擔保合共並不超逾《上市規則》第14.07(1)條所界定資產比率之8%。

賬目審閱

保華審核委員會聯同保華的外聘核數師已審閱本集團截至2007年9月30日止六個月的未經審核簡明綜合財務報表。

董事局已委任外聘核數師根據香港會計師公會所頒布之《香港審閱項目準則》第2410號「由實體之獨立核數師執行之中期財務資料審閱」，就截至2007年9月30日止六個月的未經審核簡明綜合財務報表進行審閱工作。

Corporate Information
公司資料

Board of Directors

Chairman, Independent Non-Executive Director

Chow Ming Kuen, Joseph *OBE, JP*

Deputy Chairman and Managing Director

Lau Ko Yuen, Tom

Non-Executive Director

Chan Kwok Keung, Charles

Independent Non-Executive Directors

Kwok Shiu Keung, Ernest
Chan Shu Kin
Leung Po Wing, Bowen Joseph *GBS, JP*
Li Chang An

Board Committees

Audit Committee

Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP*
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Remuneration Committee

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Leung Po Wing, Bowen Joseph *GBS, JP*

Nomination Committee

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom
Kwok Shiu Keung, Ernest
Chan Kwok Keung, Charles *(Alternate to Lau Ko Yuen, Tom)*
Chan Shu Kin *(Alternate to Kwok Shiu Keung, Ernest)*

Compliance Committee

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Share Repurchase Committee

Chan Shu Kin *(Chairman)*
Chow Ming Kuen, Joseph *OBE, JP (Alternate to Chan Shu Kin)*
Lau Ko Yuen, Tom

董事局

主席(獨立非執行董事)

周明權 *OBE, JP*

副主席兼董事總經理

劉高原

非執行董事

陳國強

獨立非執行董事

郭少強
陳樹堅
梁寶榮 *GBS, JP*
李昌安

董事局轄下委員會

審核委員會

陳樹堅(主席)
周明權 *OBE, JP*
郭少強
梁寶榮 *GBS, JP*

薪酬委員會

周明權 *OBE, JP*(主席)
劉高原
郭少強
梁寶榮 *GBS, JP*

提名委員會

周明權 *OBE, JP*(主席)
劉高原
郭少強
陳國強(替任劉高原)
陳樹堅(替任郭少強)

法規委員會

周明權 *OBE, JP*(主席)
郭少強
陳樹堅

股份回購委員會

陳樹堅(主席)
周明權 *OBE, JP*(替任陳樹堅)
劉高原

Qualified Accountant
Wong Yiu Hung

合資格會計師
黃耀雄

Company Secretary
Mui Ching Hung, Joanna

公司秘書
梅靜紅

Authorised Representatives
Lau Ko Yuen, Tom
Mui Ching Hung, Joanna
Wong Yiu Hung
(Alternate to Lau Ko Yuen, Tom and Mui Ching Hung, Joanna)

授權代表
劉高原
梅靜紅
黃耀雄
(替任劉高原及梅靜紅)

Auditors
Deloitte Touche Tohmatsu

核數師
德勤•關黃陳方會計師行

Principal Bankers
Bank of China (Hong Kong) Limited
China Construction Bank Corporation
Industrial and Commercial Bank of China Limited
Bank of Communications Co., Ltd.
China Merchants Bank Co., Ltd.
BNP Paribas
CITIC Ka Wah Bank Limited
The Bank of East Asia Limited
Wing Hang Bank, Limited

主要往來銀行
中國銀行(香港)有限公司
中國建設銀行股份有限公司
中國工商銀行股份有限公司
交通銀行股份有限公司
招商銀行股份有限公司
法國巴黎銀行
中信嘉華銀行有限公司
東亞銀行有限公司
永亨銀行有限公司

Legal Advisers
Herbert Smith *(Hong Kong)*
Richards Butler *(Hong Kong)*
Vincent T.K. Cheung, Yap & Co. *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*
JC Master Law Offices *(PRC)*
Dewell & Partners *(PRC)*

法律顧問
許拔史密夫律師行(香港)
齊伯禮律師行(香港)
張葉司徒陳律師事務所(香港)
Conyers Dill & Pearman(百慕達)
泰和律師事務所(中國)
得偉君尚律師事務所(中國)

Financial Advisers
Anglo Chinese Corporate Finance, Limited
Somerley Limited
KPMG Corporate Finance Limited
PricewaterhouseCoopers (Shenzhen) Consulting Limited

財務顧問
英高財務顧問有限公司
新百利有限公司
畢馬威企業財務有限公司
普華永道諮詢(深圳)有限公司

Public Relations Consultant
Strategic Financial Relations Limited

公共關係顧問
縱橫財經公關顧問有限公司

Corporate Information

Share Incentive Schemes Administrators

BOCI-Prudential Trustee Limited
(Share Award Scheme – Trustee)
BOCI Securities Limited
(Share Financing Plan – Custodian;
Share Option Scheme – Administrator)

股份獎賞計劃之管理人

中銀國際英國保誠信託有限公司
(股份獎勵計劃 — 受託人)
中銀國際證券有限公司
(股份融資計劃 — 保管人;
購股權計劃 — 管理人)

Registered Office

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

註冊地址

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel: +852 2831 8338
Fax: +852 2372 0641

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話: +852 2831 8338
傳真: +852 2372 0641

Principal Share Registrars and Transfer Office

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

股份過戶登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

Branch Share Registrars and Transfer Office

Tricor Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

股份過戶登記分處

卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

Website

www.pyicorp.com

網址

www.pyicorp.com

Stock Code

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498HK
American Depository Receipt	PYIFY
Frankfurt Stock Exchange	PYW

股份代號

香港交易所	498
路透社	0498.HK
彭博	498HK
美國預託證券	PYIFY
法蘭克福證交所	PYW

PYI

31/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
香港九龍觀塘鴻圖道51號保華企業中心31樓
Tel 電話: +852 2831 8338 Fax 傳真: +852 2372 0641 www.pyicorp.com

END